 Filed pursuant to Rule 424(b)(3)
 Registration No. 333-288494
PROXY STATEMENT/PROSPECTUS
Dear Provident Stockholders:
On behalf of Provident Bancorp, Inc. (“Provident”), we are pleased to enclose the accompanying proxy statement/prospectus relating to the acquisition of Provident by NB Bancorp, Inc. (“Needham”). We are requesting that you take certain actions as a Provident stockholder.
On June 5, 2025, Needham, Needham Bank, a wholly-owned subsidiary of Needham, 1828 MS, Inc., a wholly-owned subsidiary of Needham (the “Merger Sub”), Provident, and BankProv, a wholly-owned subsidiary of Provident, entered into an Agreement and Plan of Merger (the “merger agreement”), pursuant to which Needham will, upon the terms and subject to the conditions set forth in the merger agreement, acquire Provident and BankProv through the merger of Merger Sub with and into Provident (the “merger”) followed as soon as reasonably practicable by the merger of Provident with and into Needham (the “Holdco Merger”), with Needham as the surviving entity. The merger agreement further provides that after the Holdco Merger, at a time selected by Needham, BankProv will merge with and into Needham Bank, with Needham Bank as the surviving entity (the “Bank Merger” and, together with the merger and the Holdco Merger, the “Transaction”).
If the merger is completed, Provident stockholders will receive, for each share of Provident common stock, par value $0.01 per share (“Provident common stock”), at the holder’s election, either (i) 0.691 shares of Needham common stock (the “stock consideration” or the “exchange ratio”) or (ii) $13.00 in cash (the “cash consideration”), subject to allocation procedures to ensure that the total number of shares of Provident common stock that receive the stock consideration represents 50% of the total number of shares of Provident common stock outstanding immediately prior to the completion of the merger. Provident stockholders will also receive cash in lieu of any fractional shares of Needham common stock, par value $0.01 per share (“Needham common stock”), they would have otherwise received in the merger. The precise value of the consideration that Provident stockholders will receive will not be known at the time that Provident stockholders vote on the Merger Proposal (as defined below). On June 5, 2025, which was the last trading day preceding the public announcement of the proposed merger, the closing price of Needham common stock was $16.65 per share, which after giving effect to the exchange ratio for a Provident stockholder who receives stock consideration has an implied value of $11.51 per share of Provident common stock. On July 29, 2025, which was the most recent practicable trading day before the printing of this proxy statement/prospectus, the closing price of Needham common stock was $17.99 per share, which, after giving effect to the exchange ratio for a Provident stockholder who receives stock consideration, has an implied value of approximately $12.43 per share of Provident common stock.
The value of the Needham common stock at the time of completion of the merger could be greater than, less than or the same as the value of Needham common stock on the date of the accompanying proxy statement/prospectus. We urge you to obtain current market quotations of Needham common stock (trading symbol “NBBK”) and Provident common stock (trading symbol “PVBC”), both of which are traded on the Nasdaq Stock Market, LLC.
Based on the number of shares of Provident common stock outstanding or reserved for issuance as of the record date of July 21, 2025, Needham expects to issue approximately 5.9 million shares of Needham common stock to Provident stockholders in the aggregate in the merger. We estimate that, immediately following the completion of the merger, former Provident stockholders will own approximately 14.54% of the common stock of Needham.
Provident will hold, by means of remote communication at https://www.cstproxy.com/bankprov/sm2025, a special meeting of Provident stockholders (the “special meeting”) on September 16, 2025 at 10:00 a.m., Eastern Time, where Provident stockholders will be asked to vote on a proposal to approve the merger agreement and the merger (the “Merger Proposal”), and a proposal to approve, on a non-binding advisory basis, the compensation that may become payable to the named executive officers of Provident in connection with the merger (the “Merger-Related Compensation Proposal”). Information about the special meeting and the merger is contained in this document. We urge you to read this document carefully and in its entirety.

The Provident board of directors unanimously recommends that Provident stockholders vote “FOR” each of the proposals to be considered at the special meeting.
This proxy statement/prospectus provides you with detailed information about the merger agreement and the merger. It also contains or references information about Needham and Provident and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 21 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you. You can also obtain information about Needham and Provident from documents that have been filed with the Securities and Exchange Commission that are incorporated into this proxy statement/prospectus by reference.
Your vote is very important.   Approval of the Merger Proposal will require the affirmative vote of the holders of a majority of the shares of Provident common stock outstanding and entitled to vote on the matter. Whether or not you plan to attend the special meeting, please vote at your earliest convenience by following the instructions included in the accompanying proxy card. If Provident stockholders do not vote virtually or by proxy, it will have the same effect as a vote against the Merger Proposal at the special meeting.
Sincerely,
Joseph B. Reilly
President and Chief Executive Officer
Provident Bancorp, Inc.
Neither the Securities and Exchange Commission nor any state securities commission or bank regulatory agency has approved or disapproved of the proposed merger or the securities to be issued under this proxy statement/prospectus, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
The shares of Needham common stock to be issued in the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation, the Depositors Insurance Fund, or by any other federal or state government or governmental agency.
The accompanying proxy statement/prospectus is dated July 30, 2025, and is first being mailed to Provident stockholders on or about August 8, 2025.

5 Market Street
Amesbury, Massachusetts 01913
(978) 834-8555
NOTICE OF SPECIAL MEETING OF
STOCKHOLDERS
TO BE HELD
ON
SEPTEMBER 16, 2025
To the Stockholders of Provident Bancorp, Inc.:
A special meeting of the stockholders of Provident Bancorp, Inc. (“Provident”), will be held by means of remote communication at https://www.cstproxy.com/bankprov/sm2025 on September 16, 2025 at10:00 a.m., Eastern Time (the “special meeting”), for the purpose of considering and voting on the following matters:
1.
a proposal to approve the Agreement and Plan of Merger (the “merger agreement”), dated as of June 5, 2025, by and among NB Bancorp, Inc. (“NB Bancorp”), Needham Bank, 1828 MS, Inc., Provident, and BankProv, and to approve the transactions contemplated by the merger agreement, including the merger (the “merger”) of 1828 MS, Inc. with and into Provident, with Provident as the surviving entity (the “Merger Proposal”);

2.
a proposal to approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of Provident in connection with the merger (the “Merger-Related Compensation Proposal”); and

3.
a proposal to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting, or at any adjournment or postponement of that meeting, to approve the merger agreement and the merger, or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to Provident stockholders (the “Adjournment Proposal”).

Provident does not expect to transact any business other than as set forth above at the special meeting or any postponement or adjournment thereof. Please refer to the attached proxy statement/prospectus for further information with respect to the business to be transacted at the special meeting. The board of directors of Provident has fixed the close of business on July 21, 2025 as the record date for the determination of Provident stockholders entitled to receive notice of, and to vote at, the special meeting and any postponements or adjournments of the special meeting. Only holders of record of shares of Provident common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting.
Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Provident common stock entitled to vote on such proposal. If a Provident stockholder does not vote on the Merger Proposal, it will have the same effect as a vote by such holder against the proposal. The transactions contemplated by the merger agreement cannot be completed unless Provident stockholders approve the Merger Proposal.
Assuming a quorum is present, approval of the Merger-Related Compensation Proposal requires the affirmative vote of a majority of votes cast at the special meeting.
Assuming a quorum is present, approval of the Adjournment Proposal requires the affirmative vote of a majority of votes cast at the special meeting.
Under the provisions of the Maryland General Corporation Laws, as amended, the holders of Provident common stock are not entitled to dissenters’ rights of appraisal in connection with the merger.

The Provident board of directors has unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and unanimously recommends that the Provident stockholders vote “FOR” the Merger Proposal, “FOR” the Merger- Related Compensation Proposal, and “FOR” the Adjournment Proposal.
Your vote is very important.   Whether or not you plan to attend the special meeting, please vote at your earliest convenience by following the instructions included in the accompanying proxy card. You may revoke your proxy at any time before the special meeting by following the instructions provided in the proxy statement/prospectus.
By Order of the Board of Directors,
Kimberly Scholtz
Corporate Secretary
IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE VOTING YOUR SHARES, PLEASE CONTACT OUR PROXY SOLICITOR, ALLIANCE ADVISORS, AT 1-844-202-7191, OR PVBC@ALLIANCEADVISORS.COM.

REFERENCE TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about Provident and Needham from other documents that are not included in, or delivered with, this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. We have listed the documents containing this information in the section titled “Incorporation of Certain Documents by Reference” beginning on page 118 of this proxy statement/prospectus. You can obtain copies of these documents incorporated by reference in this document through the Securities and Exchange Commission’s website at http://www.sec.gov or by requesting them in writing or by telephone from Provident or Needham at the following addresses:
For business and financial information about Provident, please contact:
Kenneth R. Fisher
Executive Vice President and Chief Financial Officer
kfisher@bankprov.com
(603) 318-2660
For business and financial information about Needham, please contact:
JP Lapointe
Executive Vice President and Chief Financial Officer
ir@needhambank.com
(781) 474-5408
If Provident stockholders would like to receive documents before Provident’s special meeting, they must request the documents no later than September 2, 2025. Provident stockholders will not be charged for any of these documents that they request.
For additional information regarding where you can find information about Needham and Provident, please see the section titled “Where You Can Find More Information” on page 117 of this proxy statement/prospectus. The information contained in this proxy statement/prospectus with respect to Needham and its subsidiaries was provided by Needham and the information contained in this proxy statement/prospectus with respect to Provident and its subsidiaries was provided by Provident.
For information on submitting your proxy, please refer to the instructions on the enclosed proxy card for the Provident special meeting.

ABOUT THIS DOCUMENT
This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by Needham (File No. 333-288494) with the Securities and Exchange Commission (the “SEC”), constitutes a prospectus of Needham for purposes of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Needham common stock to be issued to Provident stockholders as stock consideration. This proxy statement/prospectus also constitutes a proxy statement for Provident with respect to the Provident special meeting.
You should rely only on the information contained in or incorporated by reference into this proxy statement/ prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated July 30, 2025. You should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than that date or the date of such incorporated information. Neither Provident’s mailing of this proxy statement/prospectus to Provident stockholders nor the issuance by Needham of shares of its common stock to Provident stockholders pursuant to the merger agreement will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding Needham has been provided by Needham, and information contained in this proxy statement/prospectus regarding Provident has been provided by Provident.

i

ii

iii

DEFINED TERMS
In this proxy statement/prospectus, unless the context otherwise requires:
•
“bank merger” refers to the merger of BankProv with and into Needham Bank, with Needham Bank as the surviving bank;

•
“BankProv” is a Massachusetts-chartered stock savings bank and wholly-owned subsidiary of Provident;

•
“cash consideration” refers to $13.00 in cash per share of Provident common stock;

•
“Code” refers to the Internal Revenue Code of 1986, as amended;

•
“effective time” refers to the effective time of the merger;

•
“election deadline” refers to 5:00 p.m. local time (in the city in which the principal office of the exchange agent is located), on the date that Needham and Provident agree is as near as practicable to two business days prior to the expected closing date of the merger;

•
“exchange ratio” or “stock consideration” refers to 0.691 shares of Needham common stock per share of Provident common stock;

•
“Federal Reserve Board” refers to the Board of Governors of the Federal Reserve System;

•
“holdco merger” refers to the merger of Provident with and into Needham, with Needham as the surviving entity;

•
“merger” refers to the merger of the merger sub with and into Provident, with Provident as the surviving entity;

•
“merger consideration” refers to the exchange ratio and cash consideration, together with cash received in lieu of fractional shares of Needham common stock, if any;

•
“merger sub” refers to 1828 MS, Inc., a Maryland corporation and wholly-owned subsidiary of Needham;

•
“Needham” refers to NB Bancorp, Inc., a Maryland corporation;

•
“Needham articles of incorporation” refers to the articles of incorporation of Needham;

•
“Needham Bank” is a Massachusetts-chartered cooperative bank and wholly-owned subsidiary of Needham;

•
“Needham bylaws” refers to the bylaws of Needham;

•
“Needham board” refers to the Needham board of directors;

•
“Needham common stock” refers to the common stock of Needham, par value $0.01 per share;

•
“Provident” refers to Provident Bancorp, Inc., a Maryland corporation;

•
“Provident articles of incorporation” refers to the articles of incorporation of Provident;

•
“Provident board” refers to the Provident board of directors;

•
“Provident bylaws” refers to the bylaws of Provident;

•
“Provident common stock” refers to the common stock of Provident, par value $0.01 per share;

•
“Provident equity plans” refers to the Provident Bancorp, Inc. 2016 Equity Incentive Plan and the Provident Bancorp, Inc. 2020 Equity Incentive Plan;

•
“Provident ESOP” refers to the BankProv Employee Stock Ownership Plan;

•
“special meeting” refers to the special meeting of Provident stockholders to be held on September 16, 2025 and each adjournment thereof, if any;

•
“stock consideration” refers to 0.691 shares of Needham common stock; and

•
“Transaction” refers collectively to the merger, the holdco merger and the bank merger.

QUESTIONS AND ANSWERS
The following questions and answers are intended to address briefly some commonly asked questions regarding the Provident special meeting (the “special meeting”). These questions and answers may not address all questions that may be important to you as a Provident stockholder. To more fully understand the Transaction and the special meeting, you should read this entire proxy statement/prospectus, including the materials attached as annexes, as well as the documents that have been incorporated by reference into this proxy statement/prospectus.
Q:
Why am I receiving this proxy statement/prospectus?

A:
You are receiving this proxy statement/prospectus because Needham, Needham Bank, the wholly-owned banking subsidiary of Needham, merger sub, Provident and BankProv, the wholly-owned banking subsidiary of Provident, have entered into an Agreement and Plan of Merger, dated as of June 5, 2025 (the “merger agreement”), pursuant to which merger sub will merge with and into Provident, with Provident as the surviving corporation, immediately followed by the merger of Provident with and into Needham, with Needham as the surviving corporation. The parties then intend to cause BankProv to merge with and into Needham Bank, with Needham Bank as the surviving bank. Provident stockholders will be asked to vote to approve the merger agreement and the merger.

Provident stockholders will also be asked to approve, on a non-binding, advisory basis, the compensation payable to the named executive officers of Provident in connection with the merger (the “Merger-Related Compensation Proposal”) and to approve a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the Merger Proposal (the “Adjournment Proposal”).
This document is also a prospectus that is being delivered to Provident stockholders because, pursuant to the merger agreement, Needham is offering shares of Needham common stock to Provident stockholders.
We have included in this proxy statement/prospectus important information about the merger, the merger agreement, a copy of which is included as Annex A to this proxy statement/prospectus, and the Provident proxy solicitation. You should read this information carefully and in its entirety. Your vote is important, and we encourage you to submit your proxy as soon as possible.
Q:
What will happen in the Transaction?

A:
In the Transaction, merger sub will merge with and into Provident, and Provident will merge with and into Needham, with Needham as the surviving corporation. In the bank merger, which is expected to occur promptly after the merger and the Holdco Merger, BankProv will merge with and into Needham Bank, with Needham Bank as the surviving bank.

After completion of the Transaction, (1) Provident will no longer be a public company and will cease to exist, (2) Provident common stock will be delisted from the Nasdaq Stock Market (“Nasdaq”) and will cease to be publicly traded, and (3) Provident common stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). After the completion of the Transaction, Needham stockholders will continue to own their existing shares of Needham common stock. See the section titled “The Merger Agreement” on page 72 of this proxy statement/prospectus for more information about the Transaction.
Q:
When and where will the special meeting take place?

A:
The special meeting will be held by means of remote communication on September 16, 2025 at 10:00 a.m., Eastern Time.

Q:
What matters will be considered at the special meeting?

A:
At the special meeting, Provident stockholders will be asked to consider and vote on the following proposals:

•
Provident Bancorp Proposal 1:   The Merger Proposal;

•
Provident Bancorp Proposal 2:   The Merger-Related Compensation Proposal; and

•
Provident Bancorp Proposal 3:   The Adjournment Proposal.

Q:
What will Provident stockholders receive in the merger?

A:
Each share of Provident common stock issued and outstanding immediately before the effective time will be canceled and converted into the right to receive either (1) 0.691 shares of Needham common stock or (2) $13.00 in cash, subject to proration procedures to ensure that 50% of the shares of Provident common stock receive the stock consideration and 50% of the shares of Provident common stock receive the cash consideration. For further information regarding the merger consideration, see the section entitled “The Merger Agreement — Merger Consideration” on page 73 of this proxy statement/prospectus.

Q:
What is the value of the per share merger consideration?

A:
On June 5, 2025, which was the last trading date preceding the public announcement of the proposed merger, the closing price of Needham common stock was $16.65 per share, which, after giving effect to the 0.691 exchange ratio, has an implied value of approximately $11.51 per share. Based on this price with respect to the stock consideration, and the cash consideration of $13.00 per share, upon completion of the merger, a Provident stockholder who receives cash for 50% of his or her shares of Provident common stock and receives stock for 50% of his or her shares of Provident common stock would receive total merger consideration with an implied value of approximately $12.26 per share. On July 29, 2025, the most recent practicable trading day before the printing of this proxy statement/prospectus, the closing price of Needham common stock was $17.99 per share, which, after giving effect to the 0.691 exchange ratio, has an implied value of approximately $12.43 per share. Based on this price with respect to the stock consideration, and the cash consideration of $13.00 per share, upon completion of the merger, a Provident stockholder who receives cash for 50% of his or her shares of Provident common stock and receives stock for 50% of his or her shares of Provident common stock would receive total merger consideration with an implied value of approximately $12.72 per share. The market price of both Needham common stock and Provident common stock will fluctuate before the completion of the merger, therefore, you are urged to obtain current market quotations for Needham common stock and Provident common stock.

Q:
If I am a Provident stockholder, when must I elect the type of merger consideration that I prefer to receive?

A:
If you are a Provident stockholder and wish to elect the type of merger consideration you receive in the merger, you should carefully review and follow the instructions set forth in the election form, which is being separately mailed to Provident stockholders concurrently with or immediately following the mailing of this proxy statement/prospectus. You will need to sign, date and complete the election form and transmittal materials and return them to the exchange agent, Continental Stock Transfer & Trust Company, at the address given in the materials. The election deadline will be the date that is five business days before the closing date for the merger. Because of the way the election and proration procedures work, even if you submit a properly completed and signed election form, it is still possible that you may not receive exactly the type of merger consideration you have elected. If you do not submit a properly completed and signed election form to the exchange agent by the election deadline, you will have no control over the type of merger consideration you may receive. If you hold shares in “street name,” you will have to follow your broker’s instructions to make an election.

Q:
If I am a Provident stockholder, am I guaranteed to receive the type of merger consideration that I elect?

A:
No. If Provident stockholders elect to convert more than 50% of the total outstanding shares of Provident common stock into cash or more than 50% of the total outstanding shares of Provident common stock into Needham common stock, then the exchange agent will follow the proration procedures outlined under the heading “The Merger Agreement — Proration” beginning on page 75 of this proxy statement/prospectus to ensure that 50% of the aggregate merger consideration is paid in shares of Needham common stock and the remaining consideration is paid in cash.

Q:
What happens if I am eligible to receive a fraction of a share of Needham common stock as part of the stock consideration?

A:
Needham will not issue any fractional shares of Needham common stock in the merger. Provident stockholders who would otherwise be entitled to a fractional share of Needham common stock in the merger will instead receive an amount in cash (without interest) determined by multiplying such fractional interest by the volume-weighted average trading price per share of Needham common stock, as reported on Bloomberg L.P., for the five consecutive trading days ending on the fifth day before the closing date of the merger (the “Needham average share price”), rounded up to the nearest whole cent (the “Buyer VWAP”).

Q:
Will the value of the merger consideration change between the date of the proxy statement/prospectus and the time the merger is completed?

A:
Yes. Upon consummation of the merger, each issued and outstanding share of Provident common stock will be canceled and converted into the right to receive either the stock consideration or the cash consideration. The value of the stock consideration will depend on the market price for a share of Needham common stock at the time the merger is completed. The market price for a share of Needham common stock when Provident stockholders receive such shares of Needham common stock after the merger is completed could be greater than, less than, or the same as the market price of shares of Needham common stock on the date of this proxy statement/prospectus. Neither Needham nor Provident is permitted to terminate the merger agreement solely as a result of any increase or decrease in the market price of Needham common stock or Provident common stock.

Q:
What equity stake will Needham and Provident stockholders hold in the surviving corporation immediately following the Transaction?

A:
Immediately following completion of the Transaction, current Needham stockholders will own in the aggregate approximately 85.46% of the outstanding shares of the surviving corporation’s common stock, and Provident stockholders will own in the aggregate approximately 14.54% of the outstanding shares of the surviving corporation’s common stock.

Q:
How will the merger affect Provident equity awards?

A:
At the effective time of the merger, all outstanding Provident restricted stock awards under the Provident equity plans will accelerate and fully vest, and be converted into the right for the holder to receive the merger consideration. At the effective time of the merger, each option to purchase shares of Provident common stock (a “Provident stock option”) that is outstanding and unexercised will fully vest and be canceled, and the holder will receive an amount of cash equal to the product of (1) the number of shares of Provident common stock provided for in each such Provident stock option, and (2) the excess, if any, of the sum of $6.50 and 0.50 times the product of 0.691 times the Buyer VWAP (the “per share cash equivalent consideration”) over the exercise price of the option. Any Provident stock option for which the exercise price exceeds the per share cash equivalent consideration will be cancelled as of the effective time without payment.

Q:
How does the Provident board of directors recommend that I vote at the special meeting?

A:
The Provident board of directors has unanimously (1) determined that the merger agreement and the merger are in the best interests of Provident, and (2) approved the merger agreement, the merger, and the other actions contemplated by the merger agreement. The Provident board unanimously recommends that Provident stockholders vote “FOR” the Merger Proposal, “FOR” the Merger-Related Compensation Proposal, and “FOR” the Adjournment Proposal.

See the section entitled “The Merger — Recommendation of Provident’s Board of Directors” beginning on page 47 of this proxy statement/prospectus for a more detailed discussion of the Provident board’s recommendations and its reasons for making the recommendations. In addition, certain of Provident’s officers and directors have financial interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of Provident stockholders. These interests are described in more detail in the section entitled “The Merger — Interests of Provident’s Executive Officers and Directors in the Merger” beginning on page 65 of this proxy statement/prospectus.
Q:
Who is entitled to vote at the special meeting?

A:
The holders of record of Provident common stock at the close of business on July 21, 2025, which is the date the Provident board has fixed as the record date for the special meeting, are entitled to vote at the special meeting.

Provident stockholders are entitled to one vote for each share of Provident common stock held as of the record date. As of the close of business on the record date, there were 17,784,048 outstanding shares of Provident common stock.
Attendance at the special meeting is not required to vote. See below and the section entitled “Special Meeting of Provident Stockholders — How to Vote” for instructions on how to vote your shares of Provident common stock.
Q:
What constitutes a quorum for the special meeting?

A:
A majority of all shares of Provident common stock entitled to vote at the special meeting, must be present virtually or by proxy before any action may be taken at the special meeting. Once a share of Provident common stock is represented at the special meeting, it will be counted to determine a quorum not only at the special meeting but also at any adjournment or postponement of the special meeting. If a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned or postponed. Abstentions and broker non-votes (if any) will not be counted to determine the number of votes cast on a proposal, but abstentions will be treated as present for quorum purposes.

Q:
What vote is required for the approval of each proposal at the special meeting?

A:
Proposal 1 — The Merger Proposal.   Approval of the Merger Proposal requires the affirmative vote of a majority of the outstanding shares of Provident capital stock entitled to vote on the proposal. If you fail to submit a proxy or to vote virtually at the Provident special meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee (which we refer to as a broker non-vote) with respect to the Merger Proposal, it will have the same effect as a vote “AGAINST” such proposal.

Proposal 2 — The Merger-Related Compensation Proposal.   Approval of the non-binding, advisory Merger-Related Compensation Proposal requires the affirmative vote of a majority of the votes cast at the special meeting. If you fail to submit a proxy or to vote virtually at the special meeting, mark “ABSTAIN” on your proxy or submit as a broker non-vote with respect to the Merger-Related Compensation Proposal, it will have no effect on such proposal.
Proposal 3 — The Adjournment Proposal.   Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast at the special meeting. If you fail to submit a proxy or to vote virtually at the special meeting, mark “ABSTAIN” on your proxy or submit as a broker non-vote with respect to the Adjournment Proposal, it will have no effect on such proposal.

Q:
Why am I being asked to consider and vote on the Merger-Related Compensation Proposal?

A:
Under Securities and Exchange Commission (“SEC”) rules, Provident is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to Provident’s named executive officers that is based on or otherwise relates to the merger, or “golden parachute” compensation.

Q:
What will happen if Provident stockholders do not approve the Merger-Related Compensation Proposal?

A:
The vote with respect to the Provident compensation proposal is an advisory vote and will not be binding on Provident or the Provident board. Therefore, if the Merger Proposal is not approved by Provident stockholders, the compensation described in the Merger-Related Compensation Proposal could still be paid to the Provident named executive officers, if and to the extent required or allowed under applicable law, even if Provident stockholders do not approve the Provident compensation proposal.

Q:
How do I attend the special meeting?

A:
To participate in the special meeting, visit https://www.cstproxy.com/bankprov/sm2025, and enter the 12‑digit control number included on your proxy card. If you do not have your control number, contact our transfer agent, Continental Stock Transfer at (917) 262-2373, or proxy@continentalstock.com. You may register for the meeting as early as 10:00 a.m. on September 9, 2025.

If you hold your shares through a bank, broker or other nominee, you will need to contact your bank, broker or other nominee and obtain a legal proxy. Once you have received your legal proxy, contact Continental Stock Transfer to have a control number generated. The contact information for Continental Stock Transfer is (917) 262-2373, or proxy@continentalstock.com.
Q:
Can I attend the special meeting and vote my shares in person?

A:
No, the special meeting will not convene in person and will only be held virtually by means of remote communication. Whether or not you intend to virtually attend the special meeting, you are urged to sign, date and return your proxy card, or to vote via the internet or by telephone promptly. If you subsequently choose to virtually attend the special meeting and wish to vote your shares at the special meeting, your original proxy may be revoked by voting by ballot at the special meeting.

Q:
How can I vote at the special meeting?

A:
The Provident board is sending you this proxy statement/prospectus to request that you allow your shares of Provident common stock to be represented at the special meeting by the persons named in the enclosed proxy card. All shares of Provident common stock represented at the special meeting by properly executed proxies will be voted according to the instructions indicated on the proxy card. You may also vote your shares via the Internet or by telephone. Specific instructions for Internet or telephone voting are set forth on the enclosed proxy card. The deadline for voting by telephone or via the Internet is 11:59 p.m., local time on September 15, 2025. You can also vote at the special meeting by following the instructions once you have logged in to the special meeting.

If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Provident board. The Provident board unanimously recommends a vote “FOR” the approval of the Merger Proposal, “FOR” the Merger-Related Compensation Proposal and “FOR” the Adjournment Proposal.
If any matter not described in this proxy statement/prospectus is properly presented at the special meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. If the special meeting is postponed or adjourned, Provident common stock may be voted by the persons named in the proxy card on the new special meeting date as well, unless you have revoked your proxy. Provident does not know of any other matters to be presented at the special meeting.

If your Provident common stock is held in “street name,” you will receive instructions from your broker, bank or other nominee that you must follow to have your shares voted. Your broker or bank may allow you to deliver your voting instructions via the Internet or by telephone. Please see the instruction form that accompanies this proxy statement.
Q:
How can I vote by Internet or by telephone at the special meeting?

A:
Instead of voting by mailing a proxy card, registered stockholders can vote their shares of Provident common stock via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate stockholders’ identities, allow stockholders to provide their voting instructions and confirm that their instructions have been recorded properly. Specific instructions for Internet and telephone voting are set forth on the proxy card. The deadline for voting via the Internet or by telephone is 11:59 p.m., Eastern Time, on September 15, 2025.

Q:
What do I need to do now?

A:
Read and consider the information contained in this proxy statement/prospectus, including the Annexes carefully and then please vote as soon as possible by completing and signing the enclosed proxy card and returning it in the enclosed postage-paid envelope or you may vote at the special meeting. Alternatively, you may choose to vote your shares using the Internet or telephone voting options explained on your proxy card.

Q:
If my shares are held in street name by my broker, will my broker automatically vote my shares for me?

A:
No. Your bank, broker or other nominee will not be able to vote shares held by it in street name on your behalf without instructions from you. You should instruct your bank, broker or other nominee to vote your shares by following the directions your bank, broker or other nominee provides to you.

Your bank, broker or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please review the proxy card or instruction form provided by your bank, broker or other nominee that accompanies this proxy statement.
Q:
What is a “broker non-vote”?

A:
A “broker non-vote” occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. Each of the Merger Proposal, the Merger-Related Compensation Proposal and the Adjournment Proposal are considered to be “non-routine” under applicable rules such that your broker, bank or other agent may not vote your shares on those proposals in the absence of your voting instructions.

Q:
Why is my vote important?

A:
The merger cannot be completed unless the Provident stockholders approve the Merger Proposal, which is the only applicable Provident stockholder proposal necessary to complete the Transaction.

Information about the special meeting, the merger and other matters to be considered by Provident stockholders is contained in this proxy statement/prospectus.
Q:
What if I am a record holder and I do not indicate a decision with respect to the matters required to be voted on?

A:
If you are a record holder of Provident common stock and you returned a signed proxy card without indicating how to vote on any particular proposal, the shares of Provident common stock represented by your proxy will be voted as recommended by the Provident board with respect to such proposals.

Q:
Can I revoke my proxy?

A:
You may revoke your proxy at any time before the vote is taken at the special meeting. To revoke your proxy, you must either advise the Corporate Secretary of Provident in writing before your common stock has been voted at the special meeting, deliver a later dated proxy or attend the meeting and vote your shares virtually by ballot. Attendance at the special meeting will not in itself constitute revocation of your proxy.

Q:
Will Provident be required to submit the Merger Proposal to its stockholders even if the Provident board has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the special meeting, Provident is required to submit the Merger Proposal to Provident stockholders even if the Provident board has withdrawn, modified or qualified its recommendation.

Q:
Will Provident stockholders have appraisal or dissenters’ rights in connection with the merger?

A:
No. Under the provisions of the MGCL, Provident stockholders are not entitled to appraisal or dissenters’ rights in the merger.

Q:
Are there any risks that should be considered in deciding whether to vote for the matters required to be voted on by the stockholders of Provident?

A:
Yes. Set forth under the section entitled “Risk Factors” beginning on page 21 of this proxy statement/prospectus, are a number of risk factors that Provident stockholders should consider carefully.

Q:
What are the U.S. federal income tax consequences of the Transaction to Provident stockholders?

A:
The Transaction has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to the completion of the merger that each of Needham and Provident receive a written opinion from their respective legal counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The federal tax consequences of the merger to Provident stockholders will depend primarily on whether they exchange their Provident common stock solely for Needham common stock, solely for cash or for a combination of Needham common stock and cash. Provident stockholders who exchange their shares solely for Needham common stock should not recognize gain or loss except with respect to the cash they receive in lieu of a fractional share. Provident stockholders who exchange their shares solely for cash should recognize gain or loss on the exchange. Provident stockholders who exchange their shares for a combination of Needham common stock and cash should recognize gain, but not any loss, on the exchange. The actual federal income tax consequences to Provident stockholders of electing to receive cash, Needham common stock or a combination of cash and stock will not be ascertainable at the time Provident stockholders make their election because it will not be known at that time how, or to what extent, the allocation and proration procedures will apply.

This tax treatment may not apply to all Provident stockholders. Determining the actual tax consequences of the merger to Provident stockholders can be complicated. Provident stockholders should consult their own tax advisor for a full understanding of the merger’s tax consequences that are particular to each stockholder. For further information concerning the U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 96 of this proxy statement/prospectus.
Q:
When do the parties expect to complete the merger?

A:
The parties expect to complete the merger by the end of the fourth quarter of 2025; however, there is no assurance when or if the merger will occur. Before the consummation of the merger, Provident stockholders must approve the Merger Proposal at the special meeting, and other conditions to the consummation of the merger must be satisfied.

Q:
What are the conditions to complete the merger?

A:
The obligations of Needham and Provident to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including:

•
the approval by the Provident stockholders of the Merger Proposal;

•
the receipt of requisite regulatory approvals and the expiration of all statutory waiting periods without the imposition of any materially burdensome regulatory condition;

•
the absence of legal restraint prohibiting the merger;

•
the effectiveness of the registration statement of which this proxy statement/prospectus form is a part;

•
the accuracy of the representations and warranties made in the merger agreement subject to certain materiality qualifications;

•
the parties’ performance of their respective obligations under the merger agreement in all material respects; and

•
the receipt of certain tax opinions.

For more information, see the section entitled “The Merger Agreement — Conditions to Complete the Merger” beginning on page 91 of this proxy statement/prospectus.
Q:
What happens if the merger is not completed?

A:
If the merger is not completed, Provident stockholders will not receive any consideration for their shares of Provident common stock in connection with the merger. Instead, Provident will remain an independent public company and Provident common stock will continue to be listed and traded on Nasdaq. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $8.5 million will be payable by Provident. See the section entitled “The Merger Agreement — Termination Fee” on page 93 of this proxy statement/prospectus for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.

Q:
What happens if I sell my shares after the record date but before the special meeting, as applicable?

A:
The record date is earlier than the date of the special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Provident common stock, as applicable, after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting, but you will not have the right to receive the merger consideration. To receive the merger consideration, you must hold your shares of Provident common stock through the completion of the merger.

Q:
If the merger is completed, when can Provident stockholders expect to receive the merger consideration?

A:
Promptly following the completion of the merger, the exchange agent will send each former Provident stockholder of record instructions detailing how such stockholders can exchange their shares of Provident common stock for the merger consideration.

Q:
What should I do if I receive more than one set of voting materials for the special meeting?

A:
If you are a beneficial owner and hold shares of Provident common stock in “street name” and also are a record holder and hold shares directly in your name or otherwise or if you hold shares of Provident common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the special meeting.

Record Holders.   For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus to ensure that all of your shares of Provident common stock are voted.
Beneficial Owners.   For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee to vote your shares.
You may also hold shares indirectly through the BankProv 401(k) Plan or the BankProv ESOP. Please see “The Special Meeting of Stockholders — Participants in the ESOP and the 401(k) Plan” on page 38 of this proxy statement/prospectus for information on how to instruct the plan trustee with respect to voting of these shares.

Q:
Whom should I call if I have questions?

A:
If you have any questions concerning the Transaction or this proxy statement/prospectus, would like additional copies of the proxy statement/prospectus or need help voting your shares of Provident common stock, please contact Provident’s proxy solicitor, Alliance Advisors, by calling toll-free at 1-844-202-7191, or via e-mail to PVBC@allianceadvisors.com.

Q:
Where can I find more information about Needham and Provident?

A:
You can find more information about Needham and Provident from the various sources described under the section entitled “Where You Can Find More Information” on page 117 of this proxy statement/prospectus.

Q:
What is householding and how does it affect me?

A:
The SEC permits companies to send a single set of proxy materials to any household at which two or more stockholders reside, unless contrary instructions have been received, but only if the applicable stockholders provide advance notice and follow certain procedures. In such cases, each stockholder continues to receive a separate notice of the meeting and proxy card. Certain brokerage firms may have instituted householding for beneficial owners of Provident common stock, as applicable, held through brokerage firms. If your household has multiple accounts holding Provident common stock, as applicable, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

SUMMARY
The following summary explains material information in this proxy statement/prospectus. It may not contain all of the information that is important to you. You should carefully read this entire document and all other documents to which this document refers to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page 117 of this proxy statement/prospectus. Most items in this summary include a page reference directing you to a more complete description of those items.
Unless the context otherwise requires, throughout this document, “we,” “us” and “our” refers to Needham and Provident. Please refer to the section of this proxy statement/prospectus titled “Defined Terms” for additional defined terms.
Information About the Companies (see page 100)
Needham
Needham is a Maryland corporation that was incorporated in June 2023 for the purpose of becoming the registered bank holding company for Needham Bank upon the consummation of the mutual-to-stock conversion of NB Financial, MHC, Needham Bank’s former mutual holding company. Needham’s initial stock offering was completed on December 27, 2023. Known as the “Builder’s Bank,” Needham Bank has been helping individuals, businesses and non-profits build for their futures since 1892. Needham Bank offers an array of tech-forward products and services that businesses and consumers use to manage their financial needs. Needham Bank’s business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations, in commercial real estate and multifamily loans, one-to-four-family residential real estate loans, construction and land development loans, commercial and industrial loans and consumer loans. To a lesser extent, Needham Bank also originates home equity loans and lines of credit.
At March 31, 2025, Needham had total consolidated assets of approximately $5.2 billion, net loans of approximately $4.4 billion, total deposits of approximately $4.3 billion, and total stockholders’ equity of approximately $740 million.
Needham’s principal executive office is located at 1063 Great Plain Avenue, Needham, Massachusetts 02492, and its telephone number is (781) 444-2100.
Provident
Provident is a Maryland corporation that was incorporated in 2019 to act as the holding company for BankProv. BankProv’s primary lending and deposit-gathering area encompasses the Seacoast Region of Northeastern Massachusetts, Southeastern New Hampshire and Southern Maine and extends to Concord and Manchester in Central New Hampshire. However, BankProv also receives deposits from business customers who are located nationwide in addition to its mortgage warehouse and enterprise value loans, which are offered nationwide. BankProv draws in deposits from the general public and uses those funds to primarily fund commercial real estate and commercial business loans, and to a lesser extent, invest in securities.
At March 31, 2025, Provident had total consolidated assets of approximately $1.6 billion, net loans of approximately $1.3 billion, total deposits of approximately $1.2 billion, and total stockholders’ equity of approximately $234 million.
Provident’s principal executive office is located at 5 Market Street, Amesbury, Massachusetts 01913, and its telephone number is (877) 487-2977.
Merger Sub
Merger Sub, a direct, wholly-owned subsidiary of Needham, is a Maryland corporation that was incorporated for the sole purpose of effecting the merger. In the merger, Merger Sub will merge with and into Provident, with Provident surviving as a direct, wholly-owned subsidiary of Needham and the separate corporate existence of Merger Sub will cease.

Its principal executive office is located at c/o NB Bancorp, Inc., 1063 Great Plain Avenue, Needham, Massachusetts 02492, and its telephone number is (781) 444-2100.
The Merger and the Merger Agreement (see pages 44 and 72)
The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.
Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the effective time, Merger Sub will merge with and into Provident, with Provident as the surviving entity. As soon as reasonably practicable following the merger, the holdco merger will occur in which Provident will merge with and into Needham, with Needham as the surviving entity. Following the holdco merger, at a time selected by Needham, the bank merger will occur in which BankProv will merge with and into Needham Bank, with Needham Bank as the surviving bank. Following the merger, Provident’s common stock will be delisted from Nasdaq, deregistered under the Exchange Act and will cease to be publicly traded.
Merger Consideration (see page 73)
Each share of Provident common stock issued and outstanding immediately prior to the effective time, except for certain shares owned by Provident, will be converted into the right to receive either (i) 0.691 shares of Needham common stock or (ii) $13.00. Provident stockholders who would otherwise be entitled to a fraction of a share of Needham common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the volume-weighted average trading price per share of Needham common stock for the five consecutive trading days ending on the fifth trading day immediately preceding the closing date.
Needham common stock is listed on Nasdaq under the symbol “NBBK,” and Provident common stock is listed on Nasdaq under the symbol “PVBC.” The following table shows the closing sale prices of Needham common stock and Provident common stock as reported on Nasdaq on June 5, 2025, the last full trading day before the public announcement of the merger agreement, and on July 29, 2025, the last practicable trading day before the date of this proxy statement/prospectus. The table also shows the cash consideration and the estimated equivalent per share stock consideration with respect to each share of Provident common stock on the relevant date.
	Needham Common Stock	Provident Common Stock	Merger Consideration		Estimated Equivalent Per Share Value (for Stock Consideration)	Cash Consideration
			Cash	Stock
June 5, 2025	$16.65	$11.37	$13.00	0.691	$11.51	$13.00
July 29, 2025	$17.99	$12.48	$13.00	0.691	$12.43	$13.00
For more information on the exchange ratio, see the section titled “The Merger — Terms of the Merger” beginning on page 44 and “The Merger Agreement — Merger Consideration” beginning on page 73 of this proxy statement/prospectus.
Treatment of Provident Equity Awards (see page 80)
The merger agreement provides that, as of the effective time, each option to purchase shares of Provident common stock (a “Provident stock option”) that is outstanding and unexercised immediately prior to the effective time will, automatically and without any required action on the part of the holder thereof, fully vest (to the extent not vested) and be canceled, and at the effective time, the holder will receive an amount of cash equal to the product of (i) the number of shares of Provident common stock provided for in each such Provident stock option, and (ii) the excess, if any, of (x) the per share cash equivalent consideration (as defined in the merger agreement) minus (y) the exercise price of the option. Any Provident stock option for which the exercise price exceeds the per share cash equivalent consideration shall be cancelled as of the effective time without payment.

The merger agreement fully provides that, as of the effective time, each Provident stock award (other than options) subject to vesting or other time-based lapse restrictions that is outstanding and unvested immediately prior to the effective time will automatically vest and will be entitled to receive the merger consideration.
See the section titled “The Merger — Interests of Provident’s Executive Officers and Directors in the Merger” beginning on page 65 of this proxy statement/prospectus for a more complete description of the treatment of Provident equity awards in the merger and information regarding the outstanding Provident equity awards held by certain executive officers that are eligible to be converted as of the effective time.
Provident’s Reasons for the Merger (see page 48)
The board of directors of Provident has unanimously determined that the merger agreement and the merger are in the best interests of Provident and its stockholders. Accordingly, the board of directors of Provident adopted and approved the merger agreement. The Provident board of directors unanimously recommends that Provident’s stockholders vote “FOR” the Merger Proposal, “FOR” the Merger-Related Compensation Proposal, and “FOR” the Adjournment Proposal. For a more detailed discussion of the Provident board of directors’ recommendation, see “The Merger — Provident’s Reasons for the Merger” beginning on page 48 of this proxy statement/prospectus.
Opinion of Provident’s Financial Advisor (see page 51 and Annex B)
At the June 5, 2025 meeting of the Provident board of directors, representatives of Piper Sandler & Co. (“Piper Sandler”) rendered Piper Sandler’s opinion, which was subsequently confirmed in writing and dated June 5, 2025, to the Provident board of directors (in its capacity as such), to the effect that, as of such date and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Piper Sandler in connection with the preparation of its opinion, the merger consideration to be received by the holders of Provident common stock was fair, from a financial point of view, to such holders.
The full text of the written opinion of Piper Sandler, dated June 5, 2025, which sets forth, among other things, the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Piper Sandler, is attached as Annex B to this proxy statement/prospectus. Piper Sandler provided its opinion for the information and assistance of the Provident board of directors (in its capacity as such) in connection with, and for purposes of, its consideration of the financial terms of the merger. The opinion of Piper Sandler did not address any other term or aspect of the merger agreement or the transactions contemplated thereby, the underlying business decision of Provident to engage in the merger, the form or structure of the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Provident, or any other transaction in which Provident might engage.
The summary of the opinion is qualified in its entirety by reference to the full text of the opinion. Provident stockholders are urged to read the entire opinion carefully in connection with their consideration of the merger agreement and the merger. Neither the Piper Sandler opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus is intended to be or constitute advice or a recommendation to the Provident board of directors or any Provident stockholder as to how the Provident board of directors, such stockholder or any other person should vote or otherwise act with respect to the merger or any other matter. The opinion of Piper Sandler speaks only as of the date of the opinion and does not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger.
Interests of Provident’s Executive Officers and Directors in the Merger (see page 65)
In considering the recommendation of the board of directors of Provident to vote in favor of the proposal to approve the merger agreement and the transactions contemplated thereby, including the merger, Provident’s stockholders should be aware that certain executive officers and directors of Provident have interests in the merger that are different from, or in addition to, the interests of Provident’s other stockholders generally. These interests include the following: (i) the payment of cash for the cancellation of Provident’s stock options; (ii) the acceleration of other Provident equity awards so that the shares of Provident Common

Stock underlying such awards are entitled to the merger consideration; (iii) the rights of certain executive officers under their existing Provident employment and change in control agreements; (iv) the rights of Joseph B. Reilly, Provident’s Director, President and Chief Executive Officer, under a consulting agreement and severance pay agreement entered into between Mr. Reilly and Needham, which will become effective as of the effective time of the merger, (v) rights under the Provident ESOP; and (vi) rights to continued indemnification and insurance coverage by Needham after the merger for acts and omissions occurring before the merger. In addition, upon and subject to the completion of the merger, Mr. Reilly will join the respective boards of directors of Needham and Needham Bank. The board of directors of Provident was aware of these interests and considered them, among other matters, in approving the merger agreement and related transactions.
See the section titled “The Merger — Interests of Provident’s Executive Officers and Directors in the Merger” beginning on page 65 of this proxy statement/prospectus for a more complete description of these interests.
Special Meeting of Provident’s Stockholders; Vote Required (see page 37)
The special meeting will be held by remote communication at https://www.cstproxy.com/bankprov/sm2025 on September 16, 2025, at 10:00 a.m., Eastern Time. At the special meeting, stockholders will be asked to vote on the following matters:
•
the Merger Proposal;

•
the Merger-Related Compensation Proposal; and

•
the Adjournment Proposal.

You may vote at the special meeting if you owned shares of Provident common stock at the close of business on July 21, 2025. As of July 21, 2025, there were 17,784,048 shares of Provident common stock outstanding, of which approximately 2.74% were owned and entitled to be voted by Provident directors and executive officers.
The Merger Proposal will be approved if the holders at least a majority of the shares of Provident common stock outstanding and entitled to vote on the matter at the special meeting are voted in favor of such proposal. The Merger-Related Compensation Proposal and the Adjournment Proposal will be approved if the votes in favor of such proposals exceed the votes cast against such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Merger Proposal, it will have the same effect as a vote “AGAINST” the Merger Proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Merger-Related Compensation Proposal or the Adjournment Proposal, you will not be deemed to have cast a vote with respect to the Merger-Related Compensation Proposal or the Adjournment Proposal, as applicable, and it will have no effect on the applicable proposal.
Recommendation of Provident’s Board of Directors (see page 47)
Provident’s board of directors has unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Provident and its stockholders and, accordingly, unanimously recommends that Provident’s stockholders vote “FOR” the Merger Proposal, “FOR” the Merger-Related Compensation Proposal, and “FOR” the Adjournment Proposal.
Provident’s Directors and Executive Officers Have Agreed to Vote in Favor of the Merger Agreement (see page 95)
On the record date of July 21, 2025, Provident’s directors and executive officers individually owned an aggregate of 486,523 shares, or approximately 2.74% of the outstanding shares of Provident common stock. Each of these directors and executive officers has agreed to vote his or her shares of Provident common stock in favor of the Merger Proposal.

Non-Solicitation (see page 90)
Provident has agreed that it will not solicit or encourage any inquiries or proposals regarding any acquisition proposals by third parties. Provident may respond to unsolicited proposals in certain circumstances if required by Provident’s board of directors’ fiduciary duties. Provident must promptly notify Needham if it receives any acquisition proposals.
Needham’s Reasons for the Merger (see page 63)
In determining whether to enter into the merger agreement and the transactions contemplated thereby, the Needham board of directors considered, among other factors, Needham and Provident’s respective businesses, operations, financial condition, asset quality, earnings and prospects; Needham’s strategic rationale for the merger; and the benefits and opportunities Provident will bring to Needham. For a more detailed discussion of the material factors considered by the Needham board of directors, see section titled “The Merger — Needham’s Reasons for the Merger” beginning on page 63 of this proxy statement/prospectus.
Expected Timing of the Merger
Neither Needham nor Provident can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Provident must first obtain the approval of Provident stockholders for the Merger Proposal, and Needham and Provident must also obtain necessary regulatory approvals and satisfy certain other closing conditions. Assuming receipt of the Provident stockholder approval at the Provident special meeting, Needham and Provident anticipate that all regulatory approvals will be received and all of the other conditions in the merger agreement will be satisfied, and the merger will be completed, by the fourth quarter of 2025.
Conditions to Complete the Merger (see page 91)
Each of Needham’s and Provident’s obligation to complete the merger is subject to the satisfaction or waiver to the extent legally permitted of a number of mutual conditions, including:
•
the requisite Provident stockholder vote having been obtained. See the section titled “The Merger Agreement — Stockholder Approval; Board Recommendation” beginning on page 89 of this proxy statement/prospectus for additional information regarding the “requisite Provident vote”;

•
the receipt of all regulatory approvals, waivers, and consents (none of which shall contain a burdensome condition, as defined in the merger agreement), and the expiration of all statutory waiting periods required to complete the merger;

•
the absence of any statute, regulation, rule, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement;

•
the effectiveness of the registration statement with respect to the Needham common stock to be issued in the merger under the Securities Act of 1933, as amended (which we refer to as the Securities Act), and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose; and

•
the listing of the shares of Needham common stock issuable pursuant to the merger on Nasdaq, subject to official notice of issuance.

Each of Needham’s and Provident’s obligation to complete the merger is also separately subject to the satisfaction or waiver (except for the condition set forth in the first bullet below, which may not be waived in any circumstance) of a number of conditions, including:
•
the receipt by the party of a legal opinion from its counsel with respect to certain U.S. federal income tax consequences of the merger;

•
the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect); and
•
the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect).

Termination of the Merger Agreement (see page 92)
Needham and Provident may mutually agree at any time to terminate the merger agreement without completing the merger, even if Provident stockholders have approved the merger. Also, the merger agreement can be terminated in the following circumstances:
•
by either Needham or Provident, if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger, the holdco merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the merger, the holdco merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•
by either Needham or Provident if the merger has not been completed on or before June 5, 2026 (the “end date”), unless the failure of the merger to be completed by such date is due to a material breach of the merger agreement by the party seeking to terminate the merger agreement;

•
by either Needham or Provident (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Provident, in the case of a termination by Needham, or Needham, in the case of a termination by Provident, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within 30 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the end date);

•
by Needham, if prior to the approval by Provident stockholders of the Merger Proposal, Provident or the Provident board of directors (a) withholds, withdraws, modifies or qualifies the Provident recommendation in a manner adverse to Needham, (b) fails to make the Provident board recommendation in this proxy statement/prospectus, (c) adopts, approves, recommends or endorses an acquisition proposal or publicly announces an intention to adopt, approve, recommend or endorse an acquisition proposal, (d) fails to publicly and without qualification (i) recommend against any acquisition proposal for Provident or (ii) reaffirm the Provident board recommendation, in each case within ten business days (or such fewer number of days as remains prior to the Provident special meeting) after an acquisition proposal for Provident is made public or any request by Needham, or (e) materially breaches its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the Provident board recommendation, see the section titled “The Merger Agreement — Stockholder Approval; Board Recommendation” beginning on page 89 of this proxy statement/prospectus for additional information regarding the “recommendation change”; or

•
by either Needham or Provident (provided Provident is not in material breach of its obligations related to stockholder approval and the Provident board recommendation), if the approval of the Merger Proposal is not obtained because of the failure to obtain the requisite Provident vote.

Neither Needham nor Provident is permitted to terminate the merger agreement solely as a result of any increase or decrease in the market price of Needham common stock or Provident common stock.

Termination Fee (see page 93)
If the merger agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the recommendation of Provident’s board, Provident may be required to pay a termination fee to Needham equal to $8.5 million. For more information about the termination fee, see the section titled “The Merger Agreement — Termination Fee” on page 93 of this proxy statement/prospectus.
Regulatory Approvals Required to Complete the Merger (see page 69)
Completion of the merger contemplated by the merger agreement is subject to regulatory approvals and/or waivers from the Board of Governors of the Federal Reserve System (which we refer to in this proxy statement/prospectus as the Federal Reserve Board) and the Massachusetts Commissioner of Banks. Additional regulatory submissions may be made to other regulatory agencies including, but not limited to, the Massachusetts Housing Partnership Fund. Needham and Provident have filed or will file all of the required applications and notices with regulatory authorities. Although Needham and Provident cannot assure you that all required regulatory approvals, waivers or consents will be obtained, when they will be obtained or whether there will be burdensome conditions in the approvals or any litigation challenging the approvals, Needham believes as of the date of this proxy statement/prospectus, that all required approvals will be received by the fourth quarter of 2025 and none of the approvals will impose a “Burdensome Condition”.
Material U.S. Federal Income Tax Consequences of the Merger (see page 96)
The merger and the holdco merger, taken together, are intended to qualify, and the obligations of the parties to complete the merger and the holdco merger are conditioned upon the receipt of a legal opinion from their respective counsel to the effect that the merger and the holdco merger, taken together, will qualify, as a reorganization within the meaning of Section 368 of the Code. Provident’s stockholders generally will not recognize gain or loss with respect to the Needham common stock that they receive in the merger, except with respect to any cash consideration or cash they receive in lieu of receiving a fractional share of Needham common stock.
This tax treatment may not apply to all of Provident’s stockholders. Determining the actual tax consequences of the merger to Provident stockholders can be complicated and will depend upon their particular circumstances. Provident’s stockholders should consult their own tax advisers for a full understanding of the merger’s tax consequences that are particular to each Provident stockholder.
To review the tax consequences of the merger to Provident’s stockholders in greater detail, please see the section titled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 96 of this proxy statement/prospectus.
Rights of Needham Stockholders Differ from Those of Provident Stockolders (see page 106)
When the merger is completed, Provident stockholders may receive Needham common stock as consideration in the merger and become Needham stockholders. The rights of Needham stockholders differ from the rights of Provident stockholders in important ways. Many of these differences relate to provisions in Needham’s articles of incorporation and bylaws that differ from those of Provident. See the section titled “Comparison of Rights of Stockholders of Needham and Stockholders of Provident” beginning on page 106 of this proxy statement/prospectus for a summary of the material differences between the respective rights of Provident and Needham stockholders.
Listing of Needham Common Stock; Delisting and Deregistration of Provident Common Stock (see page 71)
The shares of Needham common stock to be issued in the merger will be listed for trading on the Nasdaq. Following the merger, shares of Needham common stock will continue to be traded on the Nasdaq. In addition, following the merger, Provident common stock will be delisted from the Nasdaq and deregistered under the Exchange Act.

Accounting Treatment (see page 71)
The merger will be accounted for as an acquisition of Provident by Needham under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). The final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, please see the sections titled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 29 and “Risk Factors — The unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus are preliminary and the actual purchase price as well as the actual financial condition and results of operations of Needham after the merger may differ materially” on page 24 of this proxy statement/prospectus.
Dissenters’ Rights of Appraisal (see page 71)
Dissenters’ rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares in cash as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances, and exceptions to these rights are provided under the MGCL. Under the provisions of the MGCL, Provident stockholders are not entitled to dissenters’ rights in the merger.
Risk Factors (see page 21)
In evaluating the merger agreement or the merger, you should carefully read this proxy statement/prospectus and give special consideration to the factors discussed in the section titled “Risk Factors” beginning on page 21 of this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document contains or incorporates by reference “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, earnings outlook, and business prospects of Needham, Provident and the potential combined company and may include statements for the period following the completion of the merger. You can find many of these statements by looking for forward-looking terminology such as “should,” “expect,” “believe,” “view,” “opportunity,” “allow,” “continues,” “reflects,” “typically,” “usually,” “anticipate,” or similar statements or variations of such terms.
The forward-looking statements involve certain assumptions, risks, and uncertainties. In particular, the ability of either Needham or Provident to predict results or actual effects of its plans and strategies, or those of the combined company, is inherently uncertain. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. You are therefore cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document. Some of the factors that may cause actual results, including results of operations, to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed elsewhere in this proxy statement/prospectus under the section titled “Risk Factors,” as well as the following:
•
those risks and uncertainties Needham discusses or identifies in its public filings with the SEC;

•
those risks and uncertainties Provident discusses or identifies in its public filings with the SEC;

•
the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•
the risk that Provident’s stockholders may not approve the Merger Proposal;

•
the risk that the necessary regulatory approvals may not be obtained, may be delayed, or may be obtained subject to conditions that are not anticipated;

•
delays in closing the merger or other risks that any of the closing conditions to the merger may not be satisfied in a timely manner or at all;

•
the diversion of management’s time from existing business operations due to time spent related to the merger or integration efforts;

•
deposit attrition, operating costs, customer loss and business disruption following the merger, including difficulties in maintaining relationships with employees, may be greater than expected;

•
the risk that the businesses of Needham and Provident will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•
expected revenue and other synergies and cost savings from the merger may not be fully realized or realized within the expected time frame;

•
revenues following the merger may be lower than expected;

•
expenses related to the merger and costs following the merger may be higher than expected;

•
competitive pressure among financial services companies may increase significantly;

•
general economic or business conditions, either nationally, regionally, or in the markets in which Needham and Provident do business, may be affected by unexpected material adverse changes or be less favorable than expected;

•
changes in the interest rate environment may reduce interest margins and impact funding sources;

•
changes in both companies’ businesses during the period between now and the completion of the merger may have adverse impacts on the combined company;

•
changes in market rates and prices may adversely impact the value of financial products and assets;

•
deterioration in the credit markets may adversely impact either company or its business;

•
legislation or regulatory environments, requirements or changes, including changes in trade policies, immigration policies, tax provisions or accounting methods, may adversely affect businesses in which either company is engaged or the markets that they serve;

•
potential litigation in connection with the merger and litigation liabilities, including costs, expenses, settlements and judgments, that may adversely affect either company or its businesses; and

•
other factors that may affect future results of Needham and Provident.

For any forward-looking statements made in this proxy statement/prospectus or in any documents incorporated by reference into this proxy statement/prospectus, Needham and Provident claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the dates of the documents incorporated by reference in this proxy statement/prospectus. Except as required by applicable law, neither Needham nor Provident undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.
For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that Needham and Provident have filed with the SEC as described under “Where You Can Find More Information” on page 117 of this proxy statement/prospectus.
We expressly qualify in their entirety all forward-looking statements attributable to either of us or any person acting on our behalf by the cautionary statements contained or referred to in this proxy statement/prospectus.

RISK FACTORS
In addition to the other information included in this proxy statement/prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements,” Provident stockholders should carefully consider the following risks before deciding whether to vote for approval of the merger agreement. In addition, Provident stockholders should read and consider the risks associated with the business of Needham because these risks will relate to the combined company. Certain of these risks with respect to the business of Needham can be found in Needham’s annual report on Form 10-K for the fiscal year ended December 31, 2024 (“Needham’s 2024 10-K”), and quarterly report on Form 10-Q for the quarter ended March 31, 2025, which reports are incorporated by reference into this proxy statement/prospectus. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 117 and “Incorporation of Certain Documents by Reference” on page 118 of this proxy statement/prospectus.
Risks Related to the Merger
Because the market price of Needham common stock will fluctuate, Provident stockholders cannot be sure of the trading value of the stock consideration they may receive.
In the merger, to the extent Provident stockholders receive all or a portion of their merger consideration as stock consideration, each share of Provident common stock issued and outstanding immediately prior to the effective time, except for certain shares owned by Needham or Provident, will be converted into the right to receive 0.691 shares of Needham common stock. This exchange ratio is fixed and will not be adjusted for changes in the market price of either Needham common stock or Provident common stock. Changes in the price of Needham common stock between now and the time of the merger will affect the value that Provident stockholders will receive in the merger. Neither Needham nor Provident is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Needham common stock or Provident common stock.
Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Provident’s and Needham’s businesses, operations and prospects, the prices of securities in global financial markets, including market prices of Provident, Needham and other banking companies and regulatory considerations, many of which are beyond Provident’s and Needham’s control. Therefore, at the time of the Provident special meeting, Provident stockholders will not know the market value of the stock consideration that Provident stockholders may elect to receive at the effective time. You should obtain current market quotations for shares of Needham common stock and for shares of Provident common stock.
The market price of Needham common stock after the merger may be affected by factors different from those currently affecting the shares of Provident common stock or Needham common stock.
In the merger, Provident stockholders who elect to receive the stock consideration will become Needham stockholders. Needham’s business differs from that of Provident. Accordingly, the results of operations of Needham and the market price of Needham common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Needham and Provident. For a discussion of the businesses of Needham and Provident and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information” on page 117 of this proxy statement/prospectus.
Provident stockholders may receive a form of merger consideration different from what they elect.
While each Provident stockholders may elect to receive the cash consideration or the stock consideration with respect to each share of Provident common stock held, the merger agreement provides that the stockholder election will be subject to a proration mechanism, such that the total number of shares of Provident common stock (including shares subject to Provident restricted stock awards) entitled to receive the stock consideration will be equal to 50% of the aggregate number of shares of Provident common stock issued and outstanding immediately prior to the effective time (including shares subject to Provident restricted stock awards), and 50% of the shares of Provident common stock issued and outstanding immediately prior to the effective time will be entitled to receive the cash consideration. Therefore, if the aggregate number of shares with respect to which a valid cash consideration or stock election has been made is higher or lower than this limit, stockholders who elected the form of consideration that has been oversubscribed or who did not make an election will receive a mixture of both cash and stock consideration in accordance with the proration procedures set forth in the merger agreement. If you are a Provident stockholder and you do not make an election to receive cash or Needham common stock in the merger, your elections are not received by the exchange agent by the election deadline or your forms of election are improperly completed and/or are not signed, you will be deemed not to have made an “election” and your shares will be considered “non-election shares,” and you may receive merger consideration that will depend on the elections that have been made by other Provident stockholders. As a result, your ability to receive the cash consideration, the stock consideration, or a combination thereof in accordance with your election may depend on the elections of other holders of Provident common stock.
If you are a Provident stockholder and you submit your Provident common stock certificates to make an election, you will not be able to sell those shares, unless you revoke your election prior to the election deadline.
If you are a registered Provident stockholder and want to make a valid cash consideration or stock election, you will have to deliver your stock certificates (or follow the procedures for guaranteed delivery), and a properly completed and signed form of election to the exchange agent prior to the election deadline. You will not be able to sell any shares of Provident common stock that you have delivered as part of your election unless you revoke your election before the election deadline by providing written notice to the exchange agent. Unless otherwise agreed to in advance by Needham and Provident, the election deadline will be 5:00 p.m. local time (in the city in which the principal office of the exchange agent is located), on the date that Needham and Provident agree is as near as practicable to five business days prior to the expected closing date of the merger. Needham and Provident will cooperate to issue a press release announcing the date of the election deadline at least five business days prior to, and not more than fifteen business days prior to, the election deadline. If you do not revoke your election, you will not be able to liquidate your investment in Provident common stock for any reason until you receive the merger consideration. In the time between the election deadline and the closing of the merger, the trading price of Provident or Needham common stock may decrease, and you might otherwise want to sell your shares of Provident common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.
The fairness opinion rendered to the board of directors of Provident by its financial advisor prior to the signing of the merger agreement does not reflect changes in events or circumstances occurring after the dates of the opinion.
The opinion of Piper Sandler, financial advisor to Provident, was delivered on and dated June 5, 2025. This opinion does not reflect changes that may occur or may have occurred after the date on which it was delivered, including changes to the operations and prospects of Provident or Needham, changes in general market and economic conditions or other changes. Any of these changes may alter the relative value of Provident or Needham or the prices of shares of Provident common stock or Needham common stock by the time the merger is completed. The opinion does not speak as of the date the merger will be completed or as of any date other than the date of the opinion. For a description of the opinion of Provident’s financial advisor, please see the section titled “The Merger — Opinion of Provident’s Financial Advisor” on page 51 of this proxy statement/prospectus.
Provident will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Provident and, consequently, on Needham. These uncertainties may impair Provident’s ability to attract, retain and motivate key personnel until the merger is consummated, and could cause customers and others that do business with Provident to seek to change existing business relationships with Provident. Retention of senior Provident employees who are not anticipated to have a role with the combined company may be challenging during the pendency of the merger, as prospective severance or retention payments may not provide a sufficient incentive for them to remain with Provident. In addition, the merger agreement restricts Provident from taking certain actions without the consent of Needham until the merger occurs. These restrictions may prevent Provident from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section titled “The Merger Agreement — Covenants and Agreements — Conduct of Businesses Prior to the Consummation of the Merger” on page 83 of this proxy statement/prospectus for a description of the restrictive covenants to which Provident is subject.
Needham may fail to realize some or all of the anticipated benefits of the merger, particularly if the integration of Needham’s and Provident’s businesses is more difficult than expected.
The success of the merger will depend, in part, on Needham’s ability to successfully combine the businesses of Needham and Provident. Needham may fail to realize some or all of the anticipated benefits of the transaction if the integration process takes longer or is more costly than expected. Furthermore, any number of unanticipated adverse occurrences for either the business of Provident or Needham may cause Needham to fail to realize some or all of the expected benefits. The integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Each of these issues might adversely affect Needham, Provident or both during the transition period, resulting in adverse effects on Needham following the merger. As a result, revenues may be lower than expected or costs may be higher than expected and the overall benefits of the merger may not be as great as anticipated.
Some of the Provident executive officers and directors may have interests and arrangements that may have influenced their decisions to support and recommend that you approve the merger.
The interests of executive officers and directors of Provident are different from, or in addition to, the interests of Provident’s other stockholders generally. These interests include (i) the payment of cash for the cancellation of Provident’s stock options; (ii) the acceleration of other Provident equity awards so that the shares of Provident Common Stock underlying such awards are entitled to the merger consideration; (iii) the rights of certain executive officers under their existing Provident employment and change in control agreements; (iv) the rights of Joseph B. Reilly, Provident’s Director, President and Chief Executive Officer, under a consulting agreement and severance pay agreement entered into between Mr. Reilly and Needham, which will become effective as of the effective time of the merger, (v) rights under the Provident ESOP; and (vi) rights to continued indemnification and insurance coverage by Needham after the merger for acts and omissions occurring before the merger. In addition, upon and subject to the completion of the merger, Mr. Reilly will join the respective boards of directors of Needham and Needham Bank. The board of directors of Provident was aware of these interests and considered them among other matters, in approving the merger agreement and related transactions.
See the section titled “The Merger — Interests of Provident’s Executive Officers and Directors in the Merger” beginning on page 65 of this proxy statement/prospectus for a more complete description of these interests.
Needham may be unable to retain Needham and/or Provident personnel successfully after the merger is completed.
The success of the merger will depend in part on Needham’s ability to retain the talents and dedication of key employees currently employed by Needham and Provident. It is possible that these employees may decide not to remain with Needham or Provident, as applicable, while the merger is pending or with Needham after the merger is completed. If Needham and Provident are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, Needham and Provident could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the merger, if key employees terminate their employment, Needham’s business activities may be adversely affected, and management’s attention may be diverted from successfully integrating Needham and Provident to hiring suitable replacements, all of which may cause Needham’s business to suffer. In addition, Needham and Provident may not be able to locate or retain suitable replacements for any key employees who leave either company.
The unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus are preliminary and the actual purchase price as well as the actual financial condition and results of operations of Needham after the merger may differ materially.
The unaudited pro forma condensed combined financial statements in this proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what Needham’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments, which are based upon preliminary estimates, to record the Provident identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Provident as of the date of the completion of the merger. Accordingly, the actual purchase price may vary significantly from the purchase price used in preparing the unaudited pro forma combined consolidated financial information in this document. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 29 of this proxy statement/prospectus.
Needham and Provident have incurred and expect to continue to incur significant costs related to the merger and integration.
Needham and Provident have incurred and expect to incur significant, non-recurring costs in connection with negotiating the merger agreement and closing the merger. In addition, Needham will incur integration costs following the completion of the merger as Needham integrates the Provident business, including facilities and systems consolidation costs and employment-related costs. Needham and Provident will also incur significant legal, financial advisory, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the merger. Some of these costs are payable regardless of whether the merger is completed. See the section titled “The Merger Agreement — Fees and Expenses” beginning on page 94 of this proxy statement/prospectus.
Needham and Provident may also incur additional costs to maintain employee morale and to retain key employees. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time.
The merger agreement limits Provident’s ability to pursue alternatives to the merger and could discourage a potential acquirer that might be willing to pay more to acquire or merge with Provident.
The merger agreement contains provisions that limit Provident’s ability to solicit, initiate, encourage or take any actions to facilitate competing third-party proposals to acquire all or substantially all of Provident. These provisions, which include a $8.5 million termination fee, payable to Needham under certain circumstances, might discourage a potential competing acquiror that might have an interest in acquiring all or substantially all of Provident from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Provident than it might otherwise have proposed to pay.
The voting agreements could discourage a third party from pursuing an alternative transaction involving Provident.
Concurrently with the execution and delivery of the merger agreement, Needham entered into voting agreements with each director and executive officer of Provident. Pursuant to the support agreements, each of Provident’s directors and executive officers has agreed to (i) vote the shares of Provident common stock such party owns beneficially as of record and has the sole power to vote or direct the voting of in favor of the approval of the merger proposal, and against any competing transaction and (ii) not transfer such holder’s shares of Provident common stock prior to the Provident special meeting, with certain limited exceptions set forth in the support agreements. As of July 21, 2025, the record date for the Provident special meeting, Provident’s directors and executive officers held dispositive voting power over approximately 2.74% of the voting power represented by issued and outstanding shares of Provident common stock. For more information, see the section titled “Voting Agreements.” The existence of the support agreements could discourage a third party from pursuing an alternative transaction involving Provident.
Regulatory approvals may not be received, may take longer to receive than expected or may impose burdensome conditions that are not presently anticipated.
Before the merger may be completed, certain approvals or consents must be obtained from the various bank regulatory and other authorities of the United States and the Commonwealth of Massachusetts. These governmental entities, including the Federal Reserve Board and the Massachusetts Division of Banks, may impose conditions on the completion of the merger or require changes to the terms of the merger. While Needham and Provident do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Needham following the merger, any of which might have a material adverse effect on Needham following the merger. Needham is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or restrictions that would constitute a “Burdensome Condition” as defined in the merger agreement.
Although the parties believe they have filed or will file all applications and notice materials and have submitted or will submit all requested supplemental information necessary to obtain these regulatory approvals or confirmations in accordance with applicable law, there can be no assurance as to whether the regulatory approvals will be received or the timing of the approvals. For more information, see the section titled “The Merger — Regulatory Approvals Required to Complete the Merger” beginning on page 69 of proxy statement/prospectus.
An ongoing SEC investigation regarding certain past Provident disclosures could adversely affect the combined companies following the effective time.
On October 24, 2024, Provident received a letter from the staff of the Boston Regional Office of the Securities and Exchange Commission, informing Provident that the staff had made a preliminary determination to recommend that the Securities and Exchange Commission file an action against Provident for violating certain sections of the federal securities laws (the “Wells Notice”). The staff has indicated that the Wells Notice relates to Provident’s disclosures regarding loans that Provident made to companies engaged in the mining of cryptocurrency – a line of business Provident ceased originating new loans in as of October 2022. The Wells Notice indicates that the staff’s recommendation to the Securities and Exchange Commission may involve a civil injunction action or other action allowed by law, and may seek remedies that include an injunction, disgorgement, pre-judgment interest, civil money penalties, and such other relief as may be available. Provident has made a submission to the staff setting forth the reasons it believes an action would be inappropriate and continues to discuss a potential resolution with the staff. The results, costs, timing and other potential consequences of the above matter are unknown at this time. Provident expenses associated legal costs as incurred.
Provident and Needham are unable to predict the outcome of this process, and an unfavorable outcome could harm the reputation and business of Provident or the combined company following the effective time.
If the merger is not completed by June 5, 2026, either Needham or Provident may choose not to proceed with the merger.
Either Needham or Provident may terminate the merger agreement if the merger has not been completed by June 5, 2026, unless the failure of the merger to be completed has resulted from the failure of the party seeking to terminate the merger agreement to perform its obligations.

The shares of Needham common stock that may be received by Provident stockholders as a result of the merger will have different rights from the shares of Provident common stock.
The rights associated with Provident common stock are different from the rights associated with Needham common stock. See the section of this proxy statement/prospectus titled “Comparison of Rights of Stockholders of Needham and Stockholders of Provident” beginning on page 106 of this proxy statement/prospectus for a discussion of the different rights associated with Needham common stock.
Stockholders of Provident will have a reduced ownership and voting interest in the combined institution after the merger and will exercise less influence over management than they do now with respect to Provident.
As a result of the merger, the percentage ownership of every Provident stockholder in the combined company that elects to receive the stock consideration will be smaller than the Provident stockholder’s percentage ownership of Provident prior to the merger. Needham estimates that, immediately following the completion of the merger and assuming 50% stock consideration, former Provident stockholders will own approximately 14.54% of the outstanding shares of Needham common stock, and current Needham stockholders will own approximately 85.46% of the outstanding shares of Needham common stock.
Failure to complete the merger could negatively impact the future business and financial results of Provident.
If the merger is not completed, the ongoing business of Provident may be adversely affected and Provident will be subject to several risks, including the following:
•
Provident may be required, under certain circumstances, to pay Needham a termination fee of $8.5 million under the merger agreement;

•
Provident will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

•
under the merger agreement, Provident is subject to certain restrictions on the conduct of its business prior to completion of the merger, which may adversely affect its ability to execute certain of its business strategies; and

•
matters relating to the merger may require substantial commitments of time and resources by Provident’s management, which could otherwise have been devoted to other opportunities that may have been beneficial to Provident as an independent company.

In addition, if the merger is not completed, Provident may experience negative reactions from its customers and employees. Provident also could be subject to litigation related to any failure to complete the merger. If the merger is not completed, Provident cannot assure its stockholders that the risks described above will not materialize and will not materially affect the business and financial results of Provident.
Provident stockholders will not have dissenters’ rights in the merger.
Dissenters’ rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Pursuant to Maryland law, holders of Provident common stock will not be entitled to dissenters’ rights in the merger with respect to their shares of Provident common stock.
Needham will be able to issue additional shares of its common stock from time to time in the future, which may adversely affect the market price of Needham common stock and dilute the holdings of existing stockholders.
In the future, Needham may issue additional shares of Needham common stock from time to time, including in connection with another acquisition or to increase its capital resources or if Needham’s or Needham Bank’s capital ratios fall below or near regulatory required minimums in effect from time to time. Additional common stock offerings may dilute the holdings of Needham’s then existing stockholders or reduce the market price of Needham common stock, or both. Needham may also issue shares of Needham preferred stock, which may be viewed as having adverse effects upon the holders of Needham common stock.

Stockholder litigation could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of Needham and Provident.
Stockholders of Needham and/or Provident may file lawsuits against Needham, Provident and/or the directors and officers of either company in connection with the merger. One of the conditions to the closing is that no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting Needham or Provident defendants from completing the merger, the bank merger or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to Needham and/or Provident, including any cost associated with the indemnification of directors and officers of each company. Needham and Provident may incur costs in connection with the defense or settlement of any stockholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of Needham and Provident and could prevent or delay the completion of the merger.
Since the initial filing on July 2, 2025 of the registration statement of which this proxy statement/prospectus is a part, Needham, Provident, the Needham board of directors and the Provident board of directors have received two demand letters from purported Provident stockholders, which could result in litigation related to the merger being filed against Needham, the Needham board of directors and/or Provident and the Provident board of directors, and additional demand letters may be received or litigation may be filed against the parties, which could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of Needham and Provident.
Since the initial filing on July 2, 2025 of the registration statement of which this proxy statement/prospectus is a part, Needham and Provident have received two demand letters from purported Provident stockholders (“Demand Letters”) alleging that the registration statement filed with the SEC on July 2, 2025 omits material information in violation of the federal securities laws. The stockholders have demanded disclosure of certain additional information pertaining to certain financial projections for Provident, certain information used by Piper Sandler in its analysis and opinion, information concerning discussions regarding post-Proposed Merger employment, and other requested disclosures. Needham and Provident believe that the allegations in the Demand letters are meritless and no additional disclosure is required in the registration statement.
The stockholders who issued the Demand Letters, or other stockholders, may initiate litigation against Needham, the Needham board of directors and/or Provident and the Provident board of directors, and it is possible that Needham, Provident, the Needham board of directors and the Provident board of directors may receive further demand letters alleging wrongdoing with respect to the merger.
One of the conditions to the closing is that no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint preventing the consummation of the merger, the holdco merger, the bank merger or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting Needham or Provident from completing the merger, the holdco merger, the bank merger or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to Needham and/or Provident, including any cost associated with the indemnification of directors and officers of each company. Needham and Provident may also incur costs in connection with the defense or settlement of any shareholder lawsuit filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of Needham and Provident and could prevent or delay the completion of the merger.
The merger is subject to approval by stockholders of Provident
The merger cannot be completed unless the Provident stockholders approve the merger agreement by the affirmative vote of the holders of at least a majority of the Provident common stock outstanding and entitled to vote on the Merger Proposal. If stockholder approval is not obtained by Provident, the merger and related transactions cannot be completed.

Risks Related to Needham’s Business
You should read and consider risk factors specific to Needham’s business that will also affect Needham after the merger. These risks are described in the sections titled “Risk Factors” in Needham’s 2024 10-K, Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” on page 117 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.
Risks Related to Provident’s Business
You should read and consider risk factors specific to Provident’s business that will also affect Needham following the completion of the merger. These risks are described in the sections titled “Risk Factors” in Provident’s Annual Report on Form 10-K for the year ended December 31, 2024, Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” on page 117 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Needham and Provident as an acquisition by Needham of Provident. The merger agreement provides that each holder of Provident common stock receive, at their election, for each share of Provident common stock either (i) 0.691 shares of Needham’s common or (ii) $13.00 in cash. Needham anticipates issuing approximately 5.9 million shares of its common stock and paying $112.8 million in cash consideration in the merger, subject to proration to ensure that the total number of shares of Provident common stock that receive the stock consideration represents 50% of the total number of shares of Provident common stock outstanding immediately prior to the effective time of the merger.
In addition, the following unaudited pro forma condensed financial information reflects the statements of income for the three months ended March 31, 2025 and for the year ended December 31, 2024, as if the merger of Provident into Needham occurred on January 1, 2024. The unaudited pro forma condensed balance sheet as of March 31, 2025, assumes that the merger of Provident into Needham occurred as of March 31, 2025.
The unaudited pro forma condensed combined financial information have been prepared to give effect to the acquisition of Provident by Needham under the provision of the Financial Accounting Standards Board (FASB) Accounting Standards Codification, ASC 805, “Business Combinations” where the assets and liabilities of Provident will be recorded by Needham at their respective fair values as of the date the merger is completed.
The following unaudited pro forma condensed combined financial information and related notes are based on and should be read in conjunction with (i) the historical audited consolidated financial statements of Needham and the related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Needham’s 2024 10-K, and the historical unaudited condensed consolidated financial statements of Needham and the related notes included in Needham’s Quarterly Report on Form 10-Q for the three-month period ended March 31, 2025 and (ii) the historical audited consolidated financial statements of Provident and the related notes included in Provident’s Annual Report on Form 10-K for the year ended December 31, 2024, and the historical unaudited consolidated financial statements of Provident and the related notes included in Provident’s Quarterly Report on Form 10-Q for the three-month period ended March 31, 2025.
The unaudited pro forma condensed combined financial information is provided for illustrative purposes only. The unaudited pro forma condensed combined financial information is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the merger been completed as of the date indicated or that may be achieved in the future. The pro forma financial information has been prepared by Needham in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the SEC on May 21, 2020.
The merger-related pro forma adjustments included to arrive at the unaudited pro forma condensed combined financial information reflect estimated fair values of the assets and liabilities of Provident based upon historical information as of March 31, 2025, the most recent practicable date. Needham has not performed the detailed valuation analysis necessary to determine the fair market values of Provident’s assets to be acquired and liabilities to be assumed, and accordingly, estimates have been used. Therefore, the unaudited pro forma condensed combined financial data includes an estimated allocation of the purchase price. The pro forma adjustments included in this joint proxy statement/prospectus are subject to change depending on changes in interest rates and the components of assets and liabilities, and as additional information becomes available and additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair value of Provident’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the fair values of the net assets as compared with the information shown in the unaudited pro forma condensed combined financial data may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may affect Needham’s statement of operations due to adjustments in yield and/or amortization of the adjusted assets or liabilities.

Any changes to Provident’s stockholders’ equity, including results of operations and certain balance sheet changes from March 31, 2025 through the date the merger is completed will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented in this joint proxy statement/prospectus. Needham does not expect any such difference to be material to its financial condition or results of operations.
The unaudited pro forma condensed combined financial information also does not consider any potential effects of changes in market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors. The pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of March 31, 2025
			Transaction Accounting Adjustments (Note 3)
	Historical NB Bancorp, Inc.	Historical Provident Bancorp, Inc.	Pro Forma Adjustments	Note 3	Pro Forma Condensed Combined
	(Dollars in thousands)
Assets
Cash and due from banks	$201,140	$21,444	$—		$222,584
Federal funds sold	112,306	103,540	(132,470)	A	83,376
Total cash and cash equivalents	313,446	124,984	(132,470)		305,960
Available-for-sale securities, at fair value	234,680	25,199	—		259,879
Loans receivable, net of deferred fees	4,464,500	1,332,355	(50,600)	B	5,746,255
Allowance for credit losses	(38,338)	(21,160)	(16,440)	C	(75,938)
Net loans	4,426,162	1,311,195	(67,040)		5,670,317
Banking premises and equipment, net	34,069	10,021	—		44,090
Bank-owned life insurance (“BOLI”)	103,688	46,344	—		150,032
Other assets	130,112	36,213	15,803	D	182,128
Core deposit intangible and goodwill	—	—	27,900	E	27,900
Total assets	$5,242,157	$1,553,956	$(155,807)		$6,640,306
Liabilities and stockholders’ equity
Deposits	4,326,617	1,184,522	500	F	5,511,639
Borrowings	90,835	127,529	(800)	G	217,564
Accrued expenses and other liabilities	85,094	7,870	—		92,964
Total liabilities	4,502,546	1,319,921	(300)		5,822,167
Stockholders’ equity
Common stock	406	178	(119)	H	465
Additional paid-in capital	376,773	125,895	(26,933)	I	475,735
Unallocated common shares held by ESOP	(44,231)	(6,293)	6,293	J	(44,231)
Retained earnings	413,128	115,731	(136,224)	K	392,635
Accumulated other comprehensive loss	(6,465)	(1,476)	1,476	L	(6,465)
Total stockholders’ equity	739,611	234,035	(155,507)		818,139
Total liabilities and stockholders’ equity	$5,242,157	$1,553,956	$(155,807)		$6,640,306
See the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
For the Three Months Ended March 31, 2025
			Transaction Accounting Adjustments (Note 4)
	Historical NB Bancorp, Inc.	Historical Provident Bancorp, Inc.	Pro Forma Adjustments	Note 4	Pro Forma Condensed Combined
	(Dollars in thousands, except per share data)
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$71,440	$19,307	$1,300	A	$92,047
Interest on securities	2,290	260	—		2,550
Interest and dividends on cash equivalents and other	3,121	1,013	—		4,134
Total interest and dividend income	76,851	20,580	1,300		98,731
INTEREST EXPENSE
Interest on deposits	32,239	7,369	—	B	39,608
Interest on borrowings	1,086	336	—	C	1,422
Total interest expense	33,325	7,705	—		41,030
NET INTEREST INCOME	43,526	12,875	1,300		57,701
PROVISION FOR CREDIT LOSSES
Provision for credit losses – loans	947	70	—		1,017
Provision for credit losses – unfunded commitments	211	(82)	—		129
Total provision for credit losses	1,158	(12)	—		1,146
NET INTEREST INCOME AFTER PCL	42,368	12,887	1,300		56,555
NONINTEREST INCOME
Customer service fees	2,558	991	—		3,549
Increase in cash surrender value of BOLI	1,031	327	—		1,358
Other income	272	62	—		334
Total noninterest income	3,861	1,380	—		5,241
NONINTEREST EXPENSE
Salaries and employee benefits	19,149	7,576	—		26,725
Director and professional service fees	2,148	764	—		2,912
Occupancy and equipment expenses	1,580	592	—		2,172
Data processing expenses	2,765	974	—		3,739
Amortization of CDI	—	—	1,141	F	1,141
General and administrative expenses	3,018	1,526	—		4,544
Total noninterest expense	28,660	11,432	1,141		41,233
INCOME BEFORE TAXES	17,569	2,835	159		20,563
INCOME TAX EXPENSE	4,914	665	43	G	5,622
NET INCOME	$12,655	$2,170	$116		$14,941
Basic Earnings Per Share	$0.33	$0.13			$0.34
Diluted Earnings Per Share	0.33	0.13			0.34
Basic Weighted Average Shares	38,755,746	16,822,196	(11,010,127)	H	44,567,815
Diluted Weighted Average Shares	38,755,746	16,924,083	(11,112,014)	H	44,567,815
See the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
For the Year ended December 31, 2024
			Transaction Accounting Adjustments (Note 4)
	Historical NB Bancorp, Inc.	Historical Provident Bancorp, Inc.	Pro Forma Adjustments	Note 4	Pro forma Condensed Combined
	(Dollars in thousands, except per share data)
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$270,764	$83,178	$5,200	A	$359,142
Interest on securities	6,853	987	—		7,840
Interest and dividends on cash equivalents and other	14,899	5,292	—		20,191
Total interest and dividend income	292,516	89,457	5,200		387,173
INTEREST EXPENSE
Interest on deposits	126,923	36,678	(500)	B	163,101
Interest on borrowings	4,395	2,288	800	C	7,483
Total interest expense	131,318	38,966	300		170,584
NET INTEREST INCOME	161,198	50,491	4,900		216,589
PROVISION FOR CREDIT LOSSES
Provision for credit losses – loans	14,934	887	12,600	D	28,421
Provision for credit losses – unfunded commitments	(2,811)	116	—		(2,695)
Total provision for credit losses	12,123	1,003	12,600		25,726
NET INTEREST INCOME AFTER PCL	149,075	49,488	(7,700)		190,863
NONINTEREST INCOME
Customer service fees	7,784	4,282	—		12,066
Increase in cash surrender value of BOLI	2,269	1,282	—		3,551
Mortgage banking income	1,023	—	—		1,023
Swap contract income	1,659	—	—		1,659
Loss on sale of available-for-sale securities, net	(1,867)	—	—		(1,867)
Other income	664	348	12,100	E	13,112
Total noninterest income	11,532	5,912	12,100		29,544
NONINTEREST EXPENSE
Salaries and employee benefits	67,257	29,668	10,291	I	107,216
Director and professional service fees	8,601	4,465	5,200	I	18,266
Occupancy and equipment expenses	5,580	2,276	800	I	8,656
Data processing expenses	9,024	3,990	2,901	I	15,915
Marketing and charitable contribution expenses	3,459	194	250	I	3,903
FDIC and state insurance assessments	2,847	1,307	—		4,154
Amortization of CDI	—	—	5,076	F	5,076
General and administrative expenses	5,221	4,119	250	I	9,590
Total noninterest expense	101,989	46,019	24,768		172,776
INCOME BEFORE TAXES	58,618	9,381	(20,368)		47,631
INCOME TAX EXPENSE	16,469	2,110	(8,766)	G	9,813
NET INCOME	$42,149	$7,271	$(11,602)		$37,818
Basic Earnings Per Share	$1.07	$0.43			$0.84
Diluted Earnings Per Share	1.07	0.43			0.84
Basic Weighted Average Shares	39,389,829	16,727,370	(10,915,301)	H	45,201,898
Diluted Weighted Average Shares	39,389,829	16,782,893	(10,970,824)	H	45,201,898
See the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

1.
Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information and related notes were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined statements of income for the three months ended March 31, 2025 and for the year ended December 31, 2024 combine the historical consolidated income statements of Needham and Provident, giving effect to the merger as if it had been completed on January 1, 2024. The accompanying unaudited pro forma condensed combined balance sheet as of March 31, 2025 combines the historical consolidated balance sheets of Needham and Provident, giving effect to the merger as if it had been completed on March 31, 2025.
The unaudited pro forma condensed combined financial information and explanatory notes have been prepared to illustrate the effects of the merger involving Needham and Provident under the acquisition method of accounting with Needham treated as the acquirer. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined company had the companies actually been combined at the beginning of the earliest period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined company. Under the acquisition method of accounting, the assets and liabilities of Provident, as of the effective time of the merger, will be recorded by Needham at their respective fair values, and the excess of the merger consideration over the fair value of Provident’s net assets will be allocated to goodwill or any amounts of the merger consideration less than the fair value of Provident’s net assets will be allocated to a bargain purchase gain.
The merger agreement provides for each holder of Provident common stock, at their election, to receive in exchange for each share of Provident common stock either (i) 0.691 shares of Needham’s common stock or (ii) $13.00 in cash, subject to proration to ensure that the total number of shares of Provident common stock that receive the stock consideration represents 50% of the total number of shares of Provident common stock outstanding immediately prior to the effective time of the merger. Needham anticipates issuing approximately 5.9 million shares of its common stock and paying $112.8 million in cash consideration in the merger.
2.
Preliminary Purchase Price Allocation

The following table summarizes the determination of the purchase price consideration:
As of March 31, 2025
(In thousands)
Total purchase consideration	$211,800
Provident Net Assets at Fair Value
Assets
Cash and cash equivalents	124,984
Available-for-sale securities, net	25,199
Loans, net	1,256,755
Banking premises and equipment, net	10,021
Bank-owned life insurance (“BOLI”)	46,344
Core deposit intangible	27,900
Other assets	43,298
Total assets	1,534,501
Deposits	1,185,022
Borrowings	126,729
Accrued expenses and other liabilities	7,870
Total liabilities	1,319,621
Net assets acquired	214,880
Preliminary goodwill/(bargain purchase gain)	$(3,080)

3.
Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheets

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined balance sheet. All taxable adjustments were calculated using a 27.0% tax rate, which approximates Needham’s combined federal and state statutory rate, to arrive at deferred tax asset or liability adjustments. All adjustments are based upon preliminary assumptions and valuations, which are subject to change.
A.
Adjustment to cash to reflect the cash consideration paid as component of purchase price and transaction costs incurred.

B.
Adjustment to reflect acquired loans at their estimated fair value, including current interest rates and liquidity, as well as the credit-related adjustment for non-purchase credit-deteriorated (“non-PCD”) loans.

C.
Adjustments to the allowance for credit losses include the following:

Reversal of historical Provident’s allowance for credit losses	$21,160
Increase in allowance for credit losses for gross-up of estimated lifetime credit losses for purchase credit-deteriorated (“PCD”) loans	(25,000)
Provision for estimate of lifetime credit losses on non-PCD loans	(12,600)
Net adjustment to allowance for credit losses	$(16,440)

D.
Net adjustment to other assets of $15.8 million reflects estimated fair value adjustments for deferred taxes related to acquisition accounting adjustments.

E.
Adjustment to record $27.9 million of core deposit intangible.

F.
Adjustment to deposits to reflect the estimated fair value of certificates of deposits.

G.
Adjustment to borrowings to reflect the estimated fair value of borrowings.

H.
Adjustments to common stock to eliminate Provident common stock and record the issuance of 5,947,251 shares of Needham’s common stock at its par value of $0.01. The net adjustment was determined as follows (amounts in thousands, except for share and per share data):

Par value of common stock issued:
Shares issued	5,947,251
Par value	$0.01
Amount issued	59
Elimination of Provident common stock	(178)
Net adjustment	$(119)

I.
Adjustments to additional paid-in capital to eliminate Provident additional paid-in capital and record the issuance of 5,947,251 shares of Needham’s common stock at its share price of as of the close of business on June 5, 2025 of $16.65. The net adjustment was determined as follows (amounts in thousands, except for share and per share data):

Market value of common stock issued, net of par value:
Shares issued	5,947,251
Share price, net of par value	$16.64
Amount issued	98,962
Elimination of Provident additional paid-in capital	(125,895)
Net adjustment	$(26,933)

J.
Adjustment to eliminate Provident’s unearned compensation — ESOP.

K.
Adjustment to eliminate Provident retained earnings and to record transaction costs, including the provision for credit losses, net of tax, on non-PCD acquired loans.

L.
Adjustment to eliminate Provident accumulated other comprehensive loss.

4.
Pro Forma Adjustments to the Unaudited Condensed Combined Income Statements

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined income statements.
A.
Net adjustments to interest income of $1.3 million and $5.2 million for the three-month period ended March 31, 2025 and the year ended December 31, 2024, respectively, to record the estimated accretion of the net discount on acquired loans.

B.
Reduction to interest expense on deposits of $500 thousand for the year ended December 31, 2024 to record the estimated amortization of the deposit premium on acquired certificates of deposit. No adjustment was included for the three-month period ended March 31, 2025 as the estimated amortization term is less than one year.

C.
Adjustment to interest expense on borrowings of $800 thousand for the year ended December 31, 2024 to reflect the estimated accretion of the borrowings discount on assumed borrowings. No adjustment was included for the three-month period ended March 31, 2025 as the estimated accretion term is less than one year.

D.
Adjustment to record the provision for allowance for credit losses related to non-PCD acquired loans of $12.6 million for year ended December 31, 2024.

E.
Adjustment to other non-interest income to reflect the bargain purchase gain resulting from the fair value of net assets acquired being higher than the total purchase consideration in an amount of $12.1 million.

F.
Adjustment to amortization of CDI expense to reflect estimated amortization of acquired core deposit intangible of $1.1 million and $5.1 million for the three-month period ended March 31, 2025 and the year ended December 31, 2024, respectively. The core deposit intangible is assumed to be amortized over 10 years using the sum-of-the-years’ digits amortization method for purposes of determining the adjustment.

G.
Adjustment to income tax expense to record the income tax effects of pro forma adjustments at the estimated combined statutory federal and state rate at 27.0%.

H.
Adjustment to weighted-average shares of Needham’s common stock outstanding to eliminate weighted average shares of Provident common stock outstanding and to reflect the estimated number of shares issued of Needham’s common stock to holders of Provident’s common stock.

I.
Adjustments to reflect estimated transaction costs totaling $19.7 million, which had not yet been incurred as of March 31, 2025.

THE SPECIAL MEETING OF PROVIDENT STOCKHOLDERS
This proxy statement/prospectus is furnished in connection with the solicitation of proxies by the board of directors of Provident to be used at the special meeting.
Place, Date and Time
The special meeting will be held by means of remote communication at https://www.cstproxy.com/bankprov/sm2025 on September 16, 2025, at 10:00 a.m., local time.
Purpose of the Meeting
The purpose of the meeting is to consider and vote upon proposals to: (1) approve the merger agreement and the merger (the “Merger Proposal”); (2) approve, on a non-binding, advisory basis, the compensation payable to the named executive officers of Provident in connection with the merger (the “Merger-Related Compensation Proposal”); and (3) approve a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the Merger Proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Provident stockholders (the “Adjournment Proposal”).
Attendance at the Special Meeting
To participate in the special meeting, visit https://www.cstproxy.com/bankprov/sm2025, and enter the 12 digit control number included on your proxy card. If you do not have your control number, contact our transfer agent, Continental Stock Transfer at (917) 262-2373, or proxy@continentalstock.com. You may register for the meeting as early as 10:00 a.m. on September 9, 2025.
If you hold your shares through a bank, broker or other nominee, you will need to contact your bank, broker or other nominee and obtain a legal proxy. Once you have received your legal proxy, contact Continental Stock Transfer to have a control number generated. The contact information for Continental Stock Transfer is (917) 262-2373, or proxy@continentalstock.com.
Who Can Vote at the Special Meeting; Record Date
You are entitled to vote your Provident common stock only if the records of Provident show that you held your shares as of the close of business on July 21, 2025. You are entitled to one vote at the special meeting for each share of Provident’s common stock that you owned on the record date. The number of shares you own (and may vote) is listed on your proxy card.
Provident’s articles of incorporation provide that record holders of our common stock who beneficially own, either directly or indirectly, more than 10% of our outstanding shares are not entitled to any vote with respect to the shares held in excess of the 10% limit.
As of the close of business on July 21, 2025, 17,784,048 shares of Provident common stock were outstanding.
Ownership of Shares
You may own your shares of Provident common stock in one or more of the following ways:
•
Directly in your name as the stockholder of record;

•
Indirectly through a broker, bank or other holder of record in “street name”; or

•
Indirectly through the BankProv 401(k) Plan (the “401(k) Plan”) or the BankProv ESOP.

If your shares are registered directly in your name, you are the holder of record of those shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us to vote at the special meeting or you may vote virtually at the special meeting.
If you hold your shares in “street name,” you are considered the beneficial owner of your shares and your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by completing a voting instruction form provided by your broker, bank or other holder of record that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Refer to the voting instruction form that accompanies your proxy materials. If you want to vote your shares of common stock held in street name virtually at the special meeting, you must obtain a written proxy in your name from the broker, bank or other holder who is the record holder of your shares.
If you own shares of common stock indirectly through the 401(k) Plan or are a participant in the ESOP, see “Participants in the ESOP and 401(k) Plan” below.
Attending the Meeting
All Provident stockholders as of the record date, or their duly appointed proxies, may attend the special meeting, which is being held virtually by means of remote communication at https://www.cstproxy.com/bankprov/sm2025. Stockholders will not be able to attend the special meeting in person.
Quorum and Vote Required
Quorum.   The special meeting will be held only if there is a quorum present. We will have a quorum and will be able to conduct the business of the special meeting if a majority of the outstanding shares of Provident entitled to vote, represented virtually or by proxy, are present at the meeting. If you return valid proxy instructions or attend the meeting virtually, your shares will be counted to determine whether there is a quorum present, even if you abstain from voting. Broker non-votes, if any, will also be counted to determine the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. Broker non-votes occur when there are both routine and non-routine proposals at a meeting. Because none of the proposals to be voted on at the special meeting are routine matters for which brokers may have discretionary authority to vote, Provident does not expect any broker non-votes at the special meeting and does not expect any broker non-votes to count towards the special meeting quorum.
Votes Required.
Proposal 1 — The Merger Proposal.   Approval of the Merger Proposal requires the affirmative vote of a majority of the outstanding shares of Provident common stock entitled to vote on the proposal. If you fail to submit a proxy or to vote virtually at the special meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee (which we refer to as a broker non-vote) with respect to the Merger Proposal, it will have the same effect as a vote “AGAINST” such proposal.
Proposal 2 — The Merger-Related Compensation Proposal.   Approval of the non-binding, advisory Merger-Related Compensation Proposal requires the affirmative vote of a majority of the votes cast at the special meeting. If you fail to submit a proxy or to vote virtually at the special meeting, mark “ABSTAIN” on your proxy or submit as a broker non-vote with respect to the Merger-Related Compensation Proposal, it will have no effect on such proposal.
Proposal 3 — The Adjournment Proposal.   Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast at the special meeting. If you fail to submit a proxy or to vote virtually at the special meeting, mark “ABSTAIN” on your proxy or submit as a broker non-vote with respect to the Adjournment Proposal, it will have no effect on such proposal.
Shares Held by Directors and Officers of Provident; Voting Agreements
All of our directors and executive officers entered into voting agreements with Needham requiring each to vote all shares of Provident common stock each owns in favor of the Merger Proposal. As of the record date for the special meeting, directors and executive officers of Provident beneficially owned, in the aggregate, 486,523 shares, or 2.74% of the outstanding shares of Provident’s common stock.

Voting by Proxy
The Provident board of directors is sending you this proxy statement/prospectus to request that you allow your shares of Provident common stock to be represented at the special meeting by the persons named in the enclosed proxy card. All shares of Provident common stock represented at the special meeting by properly executed proxies will be voted according to the instructions indicated on the proxy card. You may also vote your shares via the Internet or by telephone. Specific instructions for Internet or telephone voting are set forth on the enclosed proxy card. The deadline for voting by telephone or via the Internet is 11:59 p.m., local time on September 15, 2025.
If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Provident board. The Provident board unanimously recommends a vote “FOR” the Merger Proposal, “FOR” the Merger-Related Compensation Proposal and the “FOR” the Adjournment Proposal.
If any matter not described in this proxy statement/prospectus is properly presented at the special meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. If the special meeting is postponed or adjourned, Provident common stock may be voted by the persons named in the proxy card on the new special meeting date as well, unless you have revoked your proxy. Provident does not know of any other matters to be presented at the special meeting.
If your Provident common stock is held in “street name,” you will receive instructions from your broker, bank or other nominee that you must follow to have your shares voted. Your broker or bank may allow you to deliver your voting instructions via the Internet or by telephone. Please see the instruction form that accompanies this proxy statement/prospectus.
Voting via the Internet or by Telephone
Instead of voting by mailing a proxy card, registered stockholders can vote their shares of Provident common stock via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate stockholders’ identities, allow stockholders to provide their voting instructions and confirm that their instructions have been recorded properly. Specific instructions for Internet and telephone voting are set forth on the proxy card. The deadline for voting via the Internet or by telephone is 11:59 p.m., Eastern Time, on September 15, 2025.
How to Revoke Your Proxy
You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either advise the Corporate Secretary of Provident in writing before the vote is taken at the special meeting, deliver a later dated proxy card, or attend the special meeting and vote your shares virtually. Attendance at the special meeting will not in itself constitute revocation of your proxy.
Provident’s Corporate Secretary can be reached at the following address:
Kimberly Scholtz
Corporate Secretary
Provident Bancorp, Inc.
5 Market Street
Amesbury, Massachusetts 01913
(978) 834-8555
Participants in the ESOP and the 401(k) Plan
If you are a participant in the ESOP, you will receive a voting instruction card that reflects all the shares that you may direct the ESOP trustee to vote on your behalf under the ESOP. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but you may direct the trustee how to vote the shares of Provident common stock allocated to your ESOP account. The ESOP trustee will vote all unallocated shares of Provident common stock held by the ESOP and all allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions.

If you hold Provident common stock in the 401(k) Plan, you will receive a voting instruction card that reflects all shares that you may direct the 401(k) Plan trustee to vote on your behalf under the 401(k) Plan. Under the terms of the 401(k) Plan, you may direct the 401(k) Plan trustee how to vote the shares allocated to your account. If the 401(k) Plan trustee does not receive your voting instructions, the 401(k) Plan trustee will be instructed to vote your shares in the same proportion as the voting instructions received from other 401(k) Plan participants.
The deadline for returning your voting instruction cards to the ESOP trustee and/or the 401(k) Plan trustee is September 9, 2025.
Proxy Solicitation Costs
Provident will pay the cost of this proxy solicitation. In addition to the solicitation of proxies by mail, Alliance Advisors, a proxy solicitation firm, will assist Provident in soliciting proxies for the special meeting. Provident will pay Alliance Advisors a fee of $12,500, plus reasonable out of pocket expenses and additional fees for any necessary stockholder phone calls, for these services. Additionally, directors, officers and employees of Provident may solicit proxies personally or by telephone without receiving additional compensation. None of these persons will receive additional or special compensation for soliciting proxies. Provident will reimburse brokers, banks, nominees and other fiduciaries for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

PROPOSAL NO. 1
MERGER PROPOSAL
Provident is asking its stockholders to approve the merger agreement and the merger. Provident stockholders should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.
After careful consideration, the Provident board determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Provident and its stockholders and unanimously adopted and approved the merger agreement and approved the merger. See “The Merger — Provident’s Reasons for the Merger” beginning on page 48 of this proxy statement/prospectus for a more detailed discussion of the Provident board’s recommendation.
Approval of the Merger Proposal requires the presence of a quorum and the affirmative vote of the holders of a majority of the Provident common stock outstanding and entitled to vote on the proposal at the special meeting. Abstentions and broker non-votes will have the same effect as a vote against this proposal.
The Provident board unanimously recommends that Provident stockholders vote “FOR” the Merger Proposal.

PROPOSAL NO. 2
MERGER-RELATED COMPENSATION PROPOSAL
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, the Provident board is providing its stockholders with the opportunity to cast an advisory, non-binding vote on the specified compensation that may be paid or become payable to Provident’s named executive officers in connection with the completion of the merger, as disclosed in the section of this proxy statement/prospectus captioned “The Merger — Interests of Provident’s Executive Officers and Directors in the Merger,” beginning on page 65 of this proxy statement/prospectus, and the related table and narratives.
Accordingly, at the special meeting, Provident is asking its stockholders to approve, on a non-binding advisory basis, the following resolution:
“RESOLVED, that the compensation that will be paid or may become payable to the Provident named executive officers in connection with the merger, as disclosed in the table under the caption “The Merger — Interests of Provident’s Executive Officers and Directors in the Merger” in the proxy statement/prospectus in accordance with Item 402(t) of Regulation S-K, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable, is hereby APPROVED.”
The advisory vote on the Merger-Related Compensation Proposal is a vote separate and distinct from the vote on the Merger Proposal. Because the vote is advisory in nature only, it will not be binding on Provident, regardless of whether the Merger Proposal is approved. Accordingly, as the compensation to be paid in connection with the merger is a contractual obligation to the named executive officers of Provident, regardless of the outcome of this advisory vote, such compensation will be payable if the merger agreement is approved and the merger is completed, subject only to the contractual conditions applicable to such payment.
Approval of the Merger-Related Compensation Proposal requires the presence of a quorum and the affirmative vote of a majority of the votes cast on the proposal at the special meeting. Abstentions and broker non-votes will have no effect on the outcome of voting on this proposal.
The Provident board unanimously recommends that Provident stockholders vote “FOR” the Merger-Related Compensation Proposal.

PROPOSAL NO. 3
ADJOURNMENT PROPOSAL
Provident is submitting a proposal for consideration at the special meeting to authorize the named proxies to authorize the Provident board to adjourn or postpone the special meeting, if necessary, to permit further solicitation of proxies in favor of the Merger Proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Provident stockholders. Even though a quorum may be present at the special meeting, it is possible that Provident may not have received sufficient votes to approve the Merger Proposal by the time of the meeting. In that event, the Provident board would need to adjourn the special meeting in order to solicit additional proxies. This proposal relates only to authorization of the Provident board to adjourn or postpone the special meeting, if necessary, to permit further solicitation of proxies in favor of the Merger Proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Provident stockholders.
Approval of the Adjournment Proposal requires the presence of a quorum and the affirmative vote of a majority of the votes cast on the proposal. Abstentions and broker non-votes will have no effect on the outcome of voting on this proposal.
The Provident board unanimously recommends that Provident stockholders vote “FOR” the Adjournment Proposal.

THE MERGER
The discussion in this proxy statement/prospectus of the merger and the principal terms of the merger agreement are subject to, and are qualified in their entirety by reference to, the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated into this proxy statement/prospectus by reference.
Terms of the Merger
Each of Needham’s and Provident’s respective board of directors has unanimously approved the merger agreement. The merger agreement provides that, pursuant to the terms and subject to the conditions set forth in the merger agreement, Needham will acquire Provident and BankProv through the merger of the merger sub with and into Provident followed as soon as reasonably practicable by the merger of Provident with and into Needham, with Needham as the surviving entity. The merger agreement further provides that after the holdco merger, at a time selected by Needham, BankProv will merge with and into Needham Bank, with Needham Bank as the surviving entity.
In the merger, each share of Provident common stock issued and outstanding immediately prior to the effective time (other than shares held as treasury stock or shares owned directly by Needham) will be converted into the right to receive: (i) 0.691 of a share of Needham common stock; or (ii) $13.00 in cash. Needham will not issue any fractional shares of its common stock in the merger, but will instead pay cash (determined on the basis of the Buyer VWAP) for any fractional share a Provident stockholder would otherwise receive after aggregating all of his or her shares.
Provident stockholders are being asked to approve the Merger Proposal. See the section titled “The Merger Agreement” beginning on page 72 of this proxy statement/prospectus for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.
Background of the Merger
Since Provident’s stock offering in 2019 in connection with its conversion from the mutual holding company form of organization to the fully stock form of organization, the Provident board and senior management have periodically reviewed and assessed Provident’s strategic alternatives and the business and regulatory environments facing Provident and BankProv. As part of this process, the board of directors has periodically considered strategic alternatives, including a possible merger or sale transaction. These reviews and discussions included analyses of the mergers and acquisitions environment, including multiples and premiums being paid, and an assessment of potential partners for Provident. Provident has consulted periodically with representatives of Piper Sandler regarding potential opportunities. Piper Sandler is a nationally recognized investment banking firm with substantial experience advising financial institutions with respect to mergers and acquisitions and other matters. Piper Sandler served as Provident’s marketing agent in connection with its initial public offering in 2015 and its subsequent stock offering in 2019.
Additionally, Joseph B. Reilly, President and Chief Executive Officer of Provident, has had numerous conversations with the chief executive officers of various regional financial institutions. Conversations centered on various topics, including obtaining an understanding of strategic and operational value of a combination, cultural alignment and geographic fit of the organizations and roles of employees, management and the board of directors. Descriptions of these conversations were shared with the Provident board.
At a regular board meeting held September 26, 2024, representatives of Piper Sandler attended the meeting and participated in certain discussions regarding the strategic direction of Provident. The board of directors reviewed various items, including information with respect to trends in the banking industry, peer institution performance and an overview of the mergers and acquisitions market. The board of directors also considered Provident’s prospects for organic growth and the potential strategic business combination of Provident with another financial institution. The board of directors also discussed the risks and challenges associated with the path of independence and organic growth, including the challenges that the recent interest rate environment has caused for smaller institutions such as Provident, and the potential benefits associated with various strategic business combinations.
At a regular board meeting held October 24, 2024, representatives of another nationally recognized investment banking firm with substantial experience advising financial institutions with respect to mergers and acquisitions and other matters attended the meeting and participated in certain discussions regarding the strategic direction of Provident. The board of directors reviewed various items, including information with respect to trends in the banking industry, an overview of the mergers and acquisitions market, peer institution performance and matters related to strategic planning.
Following this meeting, management requested proposals from Piper Sandler and the investment banking firm that had met with the board of directors on October 24, 2024, to represent Provident in a merger or sale transaction. At a regularly scheduled meeting held December 19, 2024, the board of directors reviewed the two proposals and voted to authorize Mr. Reilly to engage Piper Sander. The board of directors also authorized representatives of Piper Sandler to distribute a confidential information memorandum regarding Provident to potential interested acquirors. Mr. Reilly, on behalf of Provident, entered into an engagement letter with Piper Sandler on January 10, 2025.
At a regularly scheduled meeting held January 23, 2025, which was also attended by members of Provident’s executive management and representatives of special legal counsel, Luse Gorman, PC (“Luse Gorman”), the board discussed with Luse Gorman the board’s fiduciary duties in general, as well as in a merger transaction.
Following this meeting, management of Provident worked with representatives of Piper Sandler to develop a list of potential partners, consisting of 13 companies that had either directly expressed an interest over the past year in a combination with Provident or were otherwise active acquirers in the region. Nine of these companies had been discussed as potential partners at the September 26, 2024 board meeting, including Needham.
At Provident’s direction, between March 7, 2025 and March 28, 2025, Piper Sandler contacted 17 financial institutions to determine their level of interest in a possible strategic partnership with Provident. The financial institutions contacted included all 13 entities initially identified as potential partners and four additional entities identified through additional outreach as well as inquiries received from potential partners. Of the 17 parties, 14 indicated an interest, including Needham, and were sent customary non-disclosure agreements that identified Provident as the target financial institution. The confidentiality agreements also included customary standstill provisions applicable to the potential partner, which provisions ceased to apply to the potential partner if Provident entered into a definitive business combination agreement with a third party (i.e., the agreements did not contain “don’t ask, don’t waive” provisions). Provident negotiated and executed substantially similar non-disclosure agreements with nine of these potential merger parties. On March 10, 2025, a virtual data room containing information about Provident was opened and access was granted to these parties, and each of these parties was provided a confidential information memorandum containing additional information about Provident. Parties were given until April 8, 2025, to submit non-binding indications of interest.
As a result of this solicitation process, on April 8, 2025, Needham and another company (“Company A”) submitted non-binding indications of interest letters (“IOI”) to Provident. Additionally, on April 11, 2025, a third company (“Company B”) submitted an IOI.
Needham submitted an IOI with proposed total consideration of 50% stock and 50% cash with an election for Provident stockholders, with the stock component fixed at 0.691 shares of Needham common stock for each share of Provident common stock, and a cash component of $12.40 per share of Provident common stock. The total consideration reflected an implied average offer price of $11.70 for each share of Provident common stock as of April 2, 2025. The IOI indicated that one Provident director would be appointed to the board of directors of Needham, that up to four Provident directors would be appointed to Needham’s advisory board for a minimum one-year term, that Needham would honor all of Provident’s employment and change-in-control agreements disclosed prior to April 4, 2025, and that Needham would consider establishing a retention pool for key personnel. The IOI provided for an initial 45-day period for exclusive negotiations between Provident and Needham.

Company A, a bank holding company headquartered in the Northeast, also submitted an IOI on April 8, 2025. The IOI proposed 100% cash consideration of $12.50 for each share of Provident common stock. The IOI did not offer board representation for any Provident director. The IOI indicated that Company A would honor all of Provident’s employment and change-in-control agreements.
On April 11, 2025, Company B, a bank holding company headquartered in the Northeast, submitted an IOI. The IOI proposed 100% stock consideration with an implied value ranging from $10.22 to $11.17 for each share of Provident common stock. The IOI did not reference board representation for any Provident director. The IOI indicated that Company B would honor all of Provident’s employment and change-in-control agreements, and would interview Provident’s executive management for potential positions in the combined company.
The Provident board met on April 16, 2025, with representatives of Piper Sandler and legal counsel attending, to review the solicitation process and the terms of the three IOIs that had been received. The board reviewed historical financial summaries and stock price performances of Provident, Needham, Company A and Company B, the pricing and valuation of recent comparable merger transactions and comparable publicly traded institutions, and Provident’s prospects on a standalone basis. As part of this discussion, representatives of Piper Sandler updated the board of directors regarding the then-current bank and thrift mergers and acquisitions market. The board of directors again reviewed its decision to seek a strategic partner and considered the significant challenges of the current operating environment for financial institutions and the potential impact of such conditions on Provident. The board again reviewed its fiduciary duties with legal counsel. After discussion, the board of directors authorized representatives of Piper Sandler to contact Needham and Company A to continue discussions regarding a potential business combination with Provident, each of which would have the ability to conduct further in-depth due diligence.
Following this meeting, Piper Sandler advised the financial advisors of Needham and Company A as to the decision of the board of directors and the continuation of a competitive bidding process, and, subsequent to those discussions, Provident provided detailed diligence information to both parties in advance of a potential second round of bidding. Piper Sandler also requested that revised IOIs be provided by May 16, 2025.
On April 18, 2025, a representative of Piper Sandler informed Company B’s financial advisor of Provident’s decision to not advance discussions with Company B at that time.
Over the following weeks, Needham and Company A conducted due diligence on Provident, and Provident conducted reverse due diligence on Needham.
On May 16, 2025, Needham submitted a revised IOI, proposing total consideration of 50% stock and 50% cash with an election by Provident stockholders, with the stock component fixed at 0.691 shares of Needham common stock for each share of Provident common stock, and a revised cash component of $13.00 per share of Provident common stock. The total consideration reflected an implied average offer price of $12.64 for each share of Provident common stock as of May 15, 2025. The IOI provided for an initial 30-day period for exclusive negotiations between Provident and Needham.
Company A determined not to submit a revised IOI, and informed Piper Sandler that Company A would not be continuing negotiations with Provident at that time for reasons unrelated to Provident or the specific terms of its previously submitted IOI.
The Provident board met on May 20, 2025, with representatives of Piper Sandler and legal counsel attending, to review the solicitation process and the terms of the revised IOI from Needham. The board again reviewed historical financial summaries and stock price performances of Provident and Needham, the pricing and valuation of recent comparable merger transactions and comparable publicly traded institutions, and Provident’s prospects on a standalone basis. The board again reviewed its fiduciary duties with legal counsel. Following these discussions, the board of directors authorized Mr. Reilly to enter into the revised IOI with Needham. On May 21, 2025, Mr. Reilly executed the revised IOI, and Provident and Needham entered into an exclusivity agreement providing for a period of exclusive negotiations until June 20, 2025.

On May 27, 2025, Needham’s legal counsel distributed an initial draft of the merger agreement to Luse Gorman, as well as a draft of the voting agreement that the directors of Provident would be expected to execute. Between May 27, 2025, and June 5, 2025, multiple drafts of the merger agreement were exchanged, and representatives of Needham’s legal counsel and representatives of Provident’s legal counsel participated in calls to discuss and negotiate various matters, including the merger agreement and other ancillary agreements and documents. During this time, management of Provident, as well as representatives of Piper Sandler and Provident’s legal counsel, conducted additional reverse due diligence on Needham, including document review and management interviews.
On May 28, 2025, Needham’s legal counsel distributed a term sheet summarizing the proposed consulting agreement and severance agreement for Mr. Reilly. Legal counsel provided initial drafts of these agreements on May 30, 2025, and subsequent drafts of these agreements prior to the execution of the merger agreement.
On June 3, 2025, the boards of directors of Provident and BankProv held a special meeting, with representatives of Piper Sandler and Luse Gorman in attendance. Legal counsel reviewed the most recent draft of the merger agreement and updated the boards of directors on terms that were still under negotiation. The boards of directors reviewed the voting agreement that they would be expected to execute, and discussed the proposed executive compensation arrangements for Mr. Reilly.
The boards of directors of Provident and BankProv met on June 5, 2025, with representatives of Piper Sandler and legal counsel in attendance, to review the final merger agreement and ancillary documents, and to consider the approval of the merger agreement and the transactions contemplated by it. Before the meeting, the boards of directors had been provided the proposed merger agreement and a financial presentation prepared by Piper Sandler. The boards reviewed in detail the pricing and other financial terms of the proposed merger agreement. Legal counsel again discussed the Provident’s board’s fiduciary duties in connection with the proposed transaction. At this meeting, Piper Sandler reviewed the financial aspects of the proposed merger and rendered to the Provident board of directors an oral opinion, subsequently confirmed by delivery of a written opinion dated June 5, 2025, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Piper Sandler as set forth in its opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of Provident common stock. The boards of directors received a report on reverse diligence conducted on Needham and Needham Bank. All questions posed by the directors were answered by management, representatives of Piper Sandler or legal counsel, as appropriate. Legal counsel also discussed the proposed resolutions regarding the proposed merger that the independent members of the board (all directors except for Mr. Reilly) would be requested to approve, as well as the proposed resolutions regarding the proposed merger that the full board would be requested to approve. After further discussion, the independent members of the boards of directors voted unanimously to approve the merger agreement with Needham and Needham Bank in substantially the form presented and voted unanimously to approve the executive compensation arrangements for Mr. Reilly. Following this vote, and after considering the proposed merger agreement, and ancillary documents, and taking into consideration the matters discussed at the meeting and at prior meetings of the boards of directors, the boards of directors voted unanimously to approve the merger agreement in substantially the form presented, to approve the executive compensation arrangements for senior executive officers, including Mr. Reilly, to recommend that Provident stockholders vote to approve the merger agreement and the merger, and to authorize management, with the assistance of counsel, to finalize and execute the merger agreement and all related documents.
On June 5, 2025, Provident and Needham executed the merger agreement and, following the closing of the stock market, issued a joint press release to publicly announce the execution of the merger agreement.
Recommendation of Provident’s Board of Directors
Provident’s board has unanimously approved the merger agreement and unanimously recommends that Provident stockholders vote “FOR” the approval of the Merger Proposal.

Provident’s Reasons for the Merger
After careful consideration, the Provident board, at a meeting held on June 5, 2025, unanimously (1) determined that the merger agreement and the merger are in the best interests of Provident and its stockholders and (2) approved and adopted the merger agreement and the transactions contemplated thereby.
In reaching its decision, the Provident board evaluated the merger agreement, the Transaction and other matters contemplated by the merger agreement in consultation with Provident’s senior management, as well as with Provident’s legal and financial advisors, and considered a number of factors, including, but not limited to, the following:
•
each of Provident’s, Needham’s and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, including the information obtained through due diligence, the Provident board considered that Needham’s business and operations and risk profile complement those of Provident, and that the merger and the other transactions contemplated by the merger agreement would result in a combined company with an expanded distribution and scale that would position the combined company to serve an expanded customer base;

•
the strategic rationale for the merger, including that the combined company will be strategically positioned to capitalize on market opportunities throughout attractive portions of Massachusetts and New Hampshire;

•
the Provident board’s belief that Needham’s earnings and prospects, and the synergies potentially available in the merger, would significantly improve the combined company’s market position, increase scale to enhance efficiencies and leverage investments in technology, and provide greater revenue growth opportunities and diversification, which would potentially create superior future earnings and prospects for the combined company compared to Provident’s earnings and prospects on a stand-alone basis;

•
the current and prospective environment in the financial services industry, including economic conditions and the interest rate and regulatory environment, the accelerating pace of technological change in the financial services industry, operating costs resulting from regulatory and compliance mandates, scale and marketing expenses, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions, current employment market conditions and the likely effects of these factors on Provident’s potential growth, development, productivity and strategic options both with and without the merger;

•
the complementary nature of the cultures and operational philosophies of the two companies, including with respect to their community banking business model, strategic focus, target markets, client service, credit cultures, risk profiles and community commitment, and the Provident board’s belief that the complementary cultures will facilitate the successful integration and implementation of the transaction;

•
the complementary nature of the products, customers and markets of the two companies, which Provident believes should provide the opportunity to mitigate risks and increase potential returns;

•
the ability to take advantage of increased scale to continue technology investments and client experience improvements;

•
the strengthened ability to recruit and retain top talent across the combined markets;

•
the expanded possibilities for growth that would be available to the combined company, given its larger size, asset base, capital and footprint;

•
the anticipated pro forma financial impact of the merger on the combined company, including the expected positive impact on financial metrics, including earnings per share, and the expectation that the tangible book value per share dilution from the merger would be earned back within a reasonable period following closing;

•
the expectation of significant cost savings resulting from the merger;

•
the Provident board’s review and discussions with Provident’s senior management concerning Provident’s due diligence examination of Needham;

•
that 50% of the merger consideration will be in Needham common stock, which offers Provident stockholders the opportunity to participate as stockholders of Needham in the future earnings and performance of the combined company;

•
that the exchange ratio would be fixed, which the Provident board believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•
that 50% of the merger consideration will be comprised of cash, which provides Provident stockholders the opportunity for immediate certainty of value;

•
the intention for the merger to qualify as a tax-free reorganization for U.S. federal income tax purposes, thereby affording holders of Provident common stock the opportunity to exchange their shares for shares of Needham common stock on a tax-free basis;

•
the merger consideration offered by Needham, which represented an 8.3% premium over the closing price of Provident common stock on June 3, 2025, 0.94x Provident’s tangible book value per share and 23.7x of its consensus estimated 2025 earnings per share;

•
the enhanced potential for liquidity to Provident stockholders given the increased market capitalization of the combined company from $191 million on June 3, 2025, the latest practicable day before the announcement of the merger, to approximately $821 million on a pro forma basis also as of such date after giving effect to the merger with Needham;

•
the potential for appreciation in the stock price of Needham common stock since it was trading at a discount to its peers and a discount to tangible book value;

•
the opinion, dated June 5, 2025, of Piper Sandler to the Provident board (in its capacity as such), to the effect that, subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Piper Sandler in connection with the preparation of its opinion, the merger consideration to be received by the holders of Provident common stock was fair, from a financial point of view, to such holders as more fully described under the section entitled “The Merger  —  Opinion of Provident’s Financial Advisor” on page 51 of this proxy statement/prospectus;

•
the Provident board’s review with Provident’s legal counsel of the material terms of the merger agreement, including the representations, covenants, deal protection and termination provisions, tax treatment and closing conditions;

•
the Provident board’s expectation that the requisite regulatory approvals could be obtained in a timely fashion;

•
under the terms of the merger agreement, the ability of the Provident board, in response to an unsolicited third-party proposal or an intervening event, to withhold, withdraw, modify or quantify its recommendation to the Provident stockholders if it determines in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that continuing to recommend approval of the merger proposal to Provident stockholders would be reasonably likely to result in a violation of its fiduciary duties under applicable law;

•
the effects of the merger on Provident’s employees, including the prospects for continued employment and the severance and other benefits agreed to be provided by Needham;

•
that Provident stockholders will have the opportunity to vote to approve the merger; and

•
the Provident board’s view that the combined company would allow for greater career mobility and growth opportunities for its employees, as well as enhanced recruiting and succession planning abilities.

The Provident board also considered potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to outweigh these risks. These potential risks include:
•
the regulatory and other approvals required in connection with the Transaction and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose unacceptable conditions;

•
the possibility of encountering difficulties in achieving anticipated synergies and cost savings in the amounts estimated or in the timeframe contemplated;

•
the costs to be incurred in connection with the merger and the integration of Needham’s business and Provident’s business, and the possibility that the merger and the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•
the possibility that the anticipated benefits of the merger will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of general economic and market conditions and competitive factors in the areas where Provident and Needham operate businesses;

•
the possibility of encountering difficulties in successfully integrating Provident’s and Needham’s businesses, operations and workforce;

•
the risk of losing key Provident or Needham employees or customers during the pendency of the merger and thereafter;

•
certain anticipated merger-related costs, which could also be higher than expected;

•
the fact that Provident stockholders would not be entitled to appraisal or dissenters’ rights in connection with the merger;

•
the possible diversion of management attention and resources from the operation of Provident’s business towards the completion of the merger and the integration of the two companies;

•
the restrictions on the conduct of Provident’s business during the period between execution of the merger agreement and the consummation of the merger, which could potentially delay or prevent Provident from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the merger;

•
the fact that the exchange ratio is fixed, which could result in a decrease in the value of the merger consideration in the event of a decrease in the trading price of Needham’s common stock;

•
the potential effect of the merger on Provident’s overall business, including its relationships with customers, employees, suppliers and regulators;

•
the fact that the merger agreement contains certain restrictions on the ability of Provident to solicit proposals for alternative transactions or engage in discussions regarding such proposals, including the requirement for Provident to pay Needham a termination fee of $8.5 million in certain circumstances;

•
the potential for legal claims challenging the merger; and

•
the other risks described under the sections entitled “Risk Factors” on page 21 of this proxy statement/prospectus and “Cautionary Statement About Forward-Looking Statements” on page 19 of this proxy statement/prospectus.

The foregoing discussion of the information and factors considered by the Provident board is not intended to be exhaustive, but includes the material factors considered by the Provident board. In reaching its decision to approve the merger, the merger agreement and the other transactions contemplated by the merger agreement, the Provident board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Provident board considered all these factors as a whole, including through its discussions with Provident’s management and financial and legal advisors, in evaluating the merger agreement, the merger and the other transactions contemplated by the merger agreement.
For the reasons set forth above, the Provident board determined that the merger agreement and the merger are in the best interests of Provident and its stockholders. The Provident board unanimously recommends that Provident stockholders vote “FOR” approval of the Merger Agreement.
It should be noted that this explanation of the reasoning of the Provident board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements” on page 19 of this proxy statement/prospectus.

Opinion of Provident’s Financial Advisor
Provident retained Piper Sandler to act as financial advisor to Provident’s board of directors in connection with Provident’s consideration of a possible business combination. Provident selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm which specializes in financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
Piper Sandler acted as financial advisor to Provident’s board of directors in connection with the proposed merger. At the June 5, 2025 meeting at which Provident’s board of directors considered the merger and the merger agreement, Piper Sandler delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on June 5, 2025, to the effect that, as of such date, the merger consideration was fair to the holders of Provident’s common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Provident common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.
Piper Sandler’s opinion was directed to the board of directors of Provident in connection with its consideration of the merger and merger agreement and does not constitute a recommendation to any shareholder of Provident as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to the holders of Provident common stock and did not address the underlying business decision of Provident to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Provident or the effect of any other transaction in which Provident might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Provident or Needham, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.
In connection with its opinion, Piper Sandler reviewed and considered, among other things:
•
a draft of the merger agreement, dated June 5, 2025;

•
certain publicly available financial statements and other historical financial information of Provident that Piper Sandler deemed relevant;

•
certain publicly available financial statements and other historical financial information of Needham that Piper Sandler deemed relevant;

•
certain internal financial projections and estimates for Provident for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Provident;

•
publicly available median analyst net income estimates for Needham for the years ending December 31, 2025 and December 31, 2026, as well as a long-term annual balance sheet and earnings per share growth rate for Needham for the years thereafter and estimated dividends per share for Needham for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Needham;

•
the pro forma financial impact of the merger on Needham based on certain assumptions relating to transaction expenses, purchase accounting adjustments, cost savings, and certain adjustments for current expected credit losses (CECL) accounting standards, as well as estimated net income for Provident for the year ending December 31, 2025 with an estimated annual net income growth rate for the years thereafter, as provided by the senior management of Needham;

•
a comparison of certain financial information for Provident and Needham with similar banks and thrifts for which information is publicly available;

•
the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available;

•
the current market environment generally and the banking environment in particular; and

•
such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

Piper Sandler also discussed with certain members of the senior management of Provident the business, financial condition, results of operations and prospects of Provident and held similar discussions with certain members of the senior management of Needham and its representatives regarding the business, financial condition, results of operations and prospects of Needham.
In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by Provident or Needham or their respective representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the respective managements of Provident and Needham that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Piper Sandler was not asked to and did not undertake an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Provident or Needham, nor was Piper Sandler furnished with any such evaluations or appraisals. Piper Sandler rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Provident or Needham. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for credit losses of Provident or Needham, or of the combined entity after the merger, and Piper Sandler did not review any individual credit files relating to Provident or Needham. Piper Sandler assumed, with Provident’s consent, that the respective allowances for credit losses for both Provident and Needham were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Piper Sandler used certain internal financial projections and estimates for Provident for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Provident. In addition, Piper Sandler used publicly available median analyst net income estimates for Needham for the years ending December 31, 2025 and December 31, 2026, as well as a long-term annual balance sheet and earnings per share growth rate for Needham for the years thereafter and estimated dividends per share for Needham for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Needham. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments, cost savings, and certain adjustments for CECL accounting standards, as well as estimated net income for Provident for the year ending December 31, 2025 with an estimated annual net income growth rate for the years thereafter, as provided by the senior management of Needham. With respect to the foregoing information, the respective senior managements of Provident and Needham confirmed to Piper Sandler that such information reflected (or, in the case of the publicly available median analyst estimates referred to above, were consistent with) the best currently available projections and estimates of those respective managements as to the future financial performance of Provident and Needham, respectively, and the other matters covered thereby, and Piper Sandler assumed that the future financial performance reflected in such information would be achieved. Piper Sandler expressed no opinion as to such information, or the assumptions on which such information was based. Piper Sandler also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Provident or Needham since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all material respects to its analysis that Provident and Needham would remain as going concerns for all periods relevant to its analysis.
Piper Sandler also assumed, with Provident’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Provident, Needham, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Provident’s consent, Piper Sandler relied upon the advice that Provident received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Piper Sandler expressed no opinion as to any such matters.
Piper Sandler’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of Provident common stock or Needham common stock at any time or what the value of Needham common stock would be once it is actually received by the holders of Provident common stock.
In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to Provident’s board of directors, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to Provident or Needham and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of Provident and Needham and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the merger consideration to the holders of Provident common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.
In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Provident, Needham, and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Provident’s board of directors at its June 5, 2025 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of Provident common stock or Needham common stock or the prices at which Provident or Needham common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by Provident’s board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of Provident’s board of directors with respect to the fairness of the merger consideration.
Summary of Proposed Merger Consideration and Implied Transaction Metrics.
Piper Sandler reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time of the merger each share of Provident common stock issued and outstanding immediately prior to the effective time of the transaction, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive, without interest and subject to election and proration, either (i) $13.00 in cash, or (ii) 0.691 of a share of Needham common stock. The merger agreement provides, generally, that the total number of shares of Provident common stock to receive the merger consideration in the form of shares of Needham common stock shall be equal to 50% of the total number of shares of Provident common stock issued and outstanding immediately prior to the effective time of the transaction. Piper Sandler calculated an aggregate implied transaction value of approximately $220.6 million and an implied purchase price per share of $12.33 consisting of the implied value of 17,788,038 shares of Provident common stock and 1,113,092 stock options with a weighted average exercise price of $11.16 per share and based on the closing price of Needham common stock on June 3, 2025. Based upon financial information for Provident as of or for the last twelve months (“LTM”) ended March 31, 2025 and the closing price of Provident’s common stock on June 3, 2025, Piper Sandler calculated the following implied transaction metrics:
Transaction Price Per Share/March 31, 2025 Tangible Book Value Per Share	94%
Transaction Price Per Share/LTM Earnings Per Share	NM
Transaction Price Per Share/Estimated 2025 Consensus Earnings per Share(1)	23.7x
Tangible Book Premium/Core Deposits(2)	(1.2%)
Tangible Book Premium/Core Deposits(3)	(1.2%)
Market Premium as of June 3, 2025	8.3%

(1)
Based on publicly available analyst EPS estimates.

(2)
Core deposits equal to total deposits less CDs greater than $100,000.

(3)
Core deposits equal to total deposits less CDs greater than $250,000.

Note: “NM” stands for “Not Meaningful.”
Stock Trading History.
Piper Sandler reviewed the publicly available historical reported trading prices of (i) Provident common stock and Needham common stock for the one-year period ended June 3, 2025, (ii) Needham common stock for the period since pricing its conversion initial public offering (“IPO”) on December 27, 2023 and ended on June 3, 2025, and (iii) Provident common stock for the three-year period ended June 3, 2025. Piper Sandler then compared the relationship between the movements in the price of Provident common stock and Needham common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.
Provident’s One-Year Stock Performance
	Beginning Value June 3, 2024	Ending Value June 3, 2025
Provident	100%	118.0%
Provident Peer Group	100%	122.1%
S&P 500 Index	100%	113.0%
NASDAQ Bank Index	100%	114.3%

Provident’s Three-Year Stock Performance
	Beginning Value June 3, 2022	Ending Value June 3, 2025
Provident	100%	72.0%
Provident Peer Group	100%	95.3%
S&P 500 Index	100%	145.3%
NASDAQ Bank Index	100%	95.6%
Needham’s One-Year Stock Performance
	Beginning Value June 3, 2024	Ending Value June 3, 2025
Needham	100%	112.8%
Needham Peer Group	100%	124.4%
S&P 500 Index	100%	113.0%
NASDAQ Bank Index	100%	114.3%
Needham’s Stock Performance Since Conversion IPO(1)
	Beginning Value December 27, 2023(1)	Ending Value June 3, 2025
Needham	100%	168.7%
Needham Peer Group	100%	105.1%
S&P 500 Index	100%	124.9%
NASDAQ Bank Index	100%	108.5%

(1)
Needham’s conversion IPO was priced on December 27, 2023 at $10.00 per share.

Comparable Company Analyses.
Piper Sandler used publicly available information to compare selected financial information for Provident with a group of financial institutions selected by Piper Sandler. The Provident peer group included publicly traded banks headquartered in the Northeast region, as defined by S&P Capital IQ Pro, with total assets between $975 million and $4.0 billion, but excluded Northeast Bank due to its non-traditional business model and targets of announced merger transactions (the “Provident Peer Group”). The Provident Peer Group consisted of the following companies:
Bankwell Financial Group, Inc.	Ledyard Financial Group, Inc.
Community Bancorp	The First Bancorp, Inc.
ECB Bancorp, Inc.	Union Bankshares, Inc.
Katahdin Bankshares Corp.	Western New England Bancorp, Inc.
The analysis compared publicly available financial information for Provident with corresponding data for the Provident Peer Group as of or for the last twelve months ended March 31, 2025 with pricing data as of June 3, 2025. The table below sets forth the data for Provident and the median, mean, low and high data for the Provident Peer Group.

Provident Comparable Company Analysis
	Provident	Provident Peer Group Median	Provident Peer Group Mean	Provident Peer Group Low	Provident Peer Group High
Total assets ($mm)	1,554	1,489	1,913	975	3,187
Loans/Deposits (%)	112.5	94.1	93.9	76.5	114.4
Non-performing assets/Total assets (%)	2.02	0.21	0.42	0.09	0.98
Tangible common equity/Tangible assets (%)	15.06	7.96	7.74	4.46	11.61
Tier 1 Leverage Ratio (%)	13.80	8.74	8.63	6.31	10.31
Total RBC Ratio (%)	NR	14.00	14.12	12.63	16.23
Bank-level CRE/Total RBC Ratio(1) (%)	189	305	309	225	418
LTM Return on average assets (%)	0.29	0.51	0.63	0.34	1.16
LTM Return on average equity (%)	1.9	8.1	8.4	2.8	14.1
LTM Net interest margin (%)	3.48	2.58	2.66	1.91	3.46
LTM Efficiency ratio (%)	78.7	74.4	70.8	55.8	86.5
Price/Tangible book value (%)	86	95	109	84	187
Price/LTM Earnings per share (x)	NM	13.4	15.1	7.8	27.9
Price/Estimated 2025 Earnings per Share (x)	21.9	12.5	12.5	9.4	15.6
Current Dividend Yield (%)	0.0	4.1	3.8	0.0	6.0
Market capitalization ($mm)	191	134	154	52	273

(1)
Bank-level regulatory financial data for all companies.

Note: “NR” stands for “Not Reported” denoting a bank’s election into the Community Bank Leverage Ratio (CBLR) framework; “NM” stands for “Not Meaningful” reflecting a Price / LTM Earnings per Share multiple greater than 30.0x.
Piper Sandler used publicly available information to perform a similar analysis for Needham by comparing selected financial information for Needham with a group of financial institutions selected by Piper Sandler. The Needham peer group included publicly traded banks headquartered in the Northeast region, as defined by S&P Capital IQ Pro, with total assets between $2.0 billion and $12.0 billion, but excluded targets of announced merger transactions (the “Needham Peer Group”). The Needham Peer Group consisted of the following companies:
Bankwell Financial Group, Inc.	Northeast Bank
Bar Harbor Bankshares	The First Bancorp, Inc.
Camden National Corporation	Washington Trust Bancorp, Inc.
Hingham Institution for Savings	Western New England Bancorp, Inc.
The analysis compared publicly available financial information for Needham with corresponding data for the Needham Peer Group as of or for the last twelve months ended March 31, 2025 (unless otherwise noted) with pricing data as of June 3, 2025. The table below sets forth the data for Needham and the median, mean, low and high data for the Needham Peer Group.

Needham Comparable Company Analysis
	Needham	Needham Peer Group Median	Needham Peer Group Mean	Needham Peer Group Low	Needham Peer Group High
Total assets ($mm)	5,242	4,146	4,431	2,709	6,965
Loans/Deposits (%)	103.2	95.4	102.9	87.3	153.5
Non-performing assets/Total assets (%)	0.22	0.27	0.35	0.04	0.83
Tangible common equity/Tangible assets (%)	14.09	8.43	8.38	6.49	11.05
Tier 1 Leverage Ratio (%)	14.48	8.82	9.32	8.40	11.46
Total RBC Ratio (%)	16.27	13.70	13.60	13.12	14.28
Bank-level CRE/Total RBC Ratio(1) (%)	260	344	373	225	597
LTM Return on average assets (%)	0.93	0.72	0.74	(0.38)	2.04
LTM Return on average equity (%)	6.1	7.6	7.2	(5.5)	17.9
LTM Net interest margin (%)	3.52	2.55	2.67	1.19	4.86
LTM Efficiency ratio (%)	57.7	58.8	60.2	38.9	81.0
Price/Tangible book value (%)	93	119	122	86	152
Price/LTM Earnings per share (x)	14.3	12.6	14.1	9.1	21.7
Price/Estimated 2025 Earnings per Share (x)	11.4	9.5	10.4	8.0	15.6
Current Dividend Yield (%)	0.0	3.7	3.7	0.0	8.2
Market capitalization ($mm)	630	479	449	188	695

(1)
Bank-level regulatory financial data for all companies.

Analysis of Precedent Transactions.
Piper Sandler reviewed a group of recent merger and acquisition transactions. The group consisted of nationwide merger and acquisition transactions involving bank or thrift targets announced between January 1, 2024 and June 3, 2025 with target total assets between $500 million and $2.5 billion at announcement, but excluded transactions involving targets with disclosed LTM return on average assets at announcement less than or equal to 0.50%, non-disclosed deal values, private investors, private equity buyers and credit union buyers (the “Nationwide Precedent Transactions”).
The Nationwide Precedent Transactions group was composed of the following transactions:
Acquiror	Target
Citizens & Northern Corporation	Susquehanna Community Financial, Inc.
Plumas Bancorp	Cornerstone Community Bancorp
Mid Penn Bancorp, Inc.	William Penn Bancorporation
Mifflinburg Bancorp, Inc.	Northumberland Bancorp
TowneBank	Village Bank and Trust Financial Corp.
EverBank Financial Corp	Sterling Bancorp, Inc. (Southfield, MI)
Camden National Corporation	Northway Financial, Inc.
West Coast Community Bancorp	1st Capital Bancorp
Hope Bancorp, Inc.	Territorial Bancorp Inc.
Business First Bancshares, Inc.	Oakwood Bancshares, Inc.
First National Corporation	Touchstone Bankshares, Inc.
Using the latest publicly available information prior to the announcement of the relevant transaction, Piper Sandler reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to tangible book value per share, core deposit premium, and 1-day market premium. Piper Sandler compared the indicated transaction metrics for the merger to the median, mean, low and high metrics of the Nationwide Precedent Transactions group.
		Nationwide Precedent Transactions
	Needham / Provident	Median	Mean	Low	High
Transaction Price/LTM Earnings Per Share (x)	NM	18.4	20.9	15.5	31.8
Transaction Price/Tangible Book Value Per Share (%)	94	105	107	31	171
Tangible Book Value Premium to Core Deposits (%)	(1.2)	0.6	(0.1)	(14.2)	8.8
1-Day Market Premium (%)	8.3	34.5	32.6	(0.5)	60.9

Note:   “NM” stands for “Not Meaningful” reflecting a Transaction Price/LTM Earnings per Share multiple greater than 35.0x.
Net Present Value Analyses.
Piper Sandler performed an analysis that estimated the net present value of a share of Provident common stock assuming Provident performed in accordance with certain internal financial projections and estimates for Provident for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Provident. To approximate the terminal value of a share of Provident common stock at June 3, 2025, Piper Sandler applied price to 2029 earnings multiples ranging from 11.0x to 16.0x and multiples of December 31, 2029 tangible book value ranging from 70% to 110%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 14.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Provident common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Provident common stock of $4.59 to $7.91 when applying multiples of earnings and $6.26 to $11.66 when applying multiples of tangible book value.
Earnings Per Share Multiples
Discount Rate	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
10.0%	$5.44	$5.93	$6.43	$6.92	$7.42	$7.91
11.0%	$5.21	$5.68	$6.16	$6.63	$7.10	$7.58
12.0%	$4.99	$5.45	$5.90	$6.35	$6.81	$7.26
13.0%	$4.79	$5.22	$5.66	$6.09	$6.53	$6.96
14.0%	$4.59	$5.01	$5.42	$5.84	$6.26	$6.68
Tangible Book Value Per Share Multiples
Discount Rate	70%	80%	90%	100%	110%
10.0%	$7.42	$8.48	$9.54	$10.60	$11.66
11.0%	$7.11	$8.12	$9.14	$10.15	$11.17
12.0%	$6.81	$7.79	$8.76	$9.73	$10.70
13.0%	$6.53	$7.46	$8.40	$9.33	$10.26
14.0%	$6.26	$7.16	$8.05	$8.95	$9.84
Piper Sandler also considered and discussed with Provident’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming Provident’s earnings varied from 20.0% above projections to 20.0% below projections. This analysis resulted in the following range of per share values for Provident’s common stock, applying the price to 2029 earnings multiples range of 11.0x to 16.0x referred to above and a discount rate of 11.66%.

Earnings Per Share Multiples
Annual Estimate Variance	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
(20.0%)	$4.05	$4.42	$4.79	$5.16	$5.53	$5.89
(10.0%)	$4.56	$4.97	$5.39	$5.80	$6.22	$6.63
0.0%	$5.06	$5.53	$5.99	$6.45	$6.91	$7.37
10.0%	$5.57	$6.08	$6.58	$7.09	$7.60	$8.10
20.0%	$6.08	$6.63	$7.18	$7.74	$8.29	$8.84
Piper Sandler also performed an analysis that estimated the net present value per share of Needham common stock, assuming Needham performed in accordance with publicly available median analyst net income estimates for Needham for the years ending December 31, 2025 and December 31, 2026, as well as a long-term annual balance sheet and earnings per share growth rate for Needham for the years thereafter and estimated dividends per share for Needham for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Needham. To approximate the terminal value of a share of Needham common stock at June 3, 2025, Piper Sandler applied price to 2029 earnings multiples ranging from 10.0x to 20.0x and multiples of December 31, 2029 tangible book value ranging from 90% to 160%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 14.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Needham common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Needham common stock of $11.50 to $27.25 when applying multiples of earnings and $13.14 to $28.11 when applying multiples of tangible book value.
Earnings Per Share Multiples
Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
10.0%	$13.62	$16.35	$19.07	$21.80	$24.52	$27.25
11.0%	$13.05	$15.66	$18.27	$20.88	$23.49	$26.10
12.0%	$12.51	$15.01	$17.51	$20.01	$22.51	$25.01
13.0%	$11.99	$14.39	$16.78	$19.18	$21.58	$23.98
14.0%	$11.50	$13.80	$16.10	$18.40	$20.70	$23.00
Tangible Book Value Per Share Multiples
Discount Rate	90%	104%	118%	132%	146%	160%
10.0%	$15.57	$18.00	$20.42	$22.84	$25.27	$28.11
11.0%	$14.92	$17.24	$19.56	$21.88	$24.20	$26.92
12.0%	$14.30	$16.52	$18.74	$20.97	$23.19	$25.80
13.0%	$13.71	$15.84	$17.97	$20.10	$22.23	$24.73
14.0%	$13.14	$15.19	$17.23	$19.28	$21.32	$23.72
Piper Sandler also considered and discussed with Provident’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming Needham’s earnings varied from 20.0% above estimates to 20.0% below estimates. This analysis resulted in the following range of per share values for Needham common stock, applying the price to 2029 earnings multiples range of 10.0x to 20.0x referred to above and a discount rate of 11.66%.

Earnings Per Share Multiples
Annual Estimate Variance	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
(20.0%)	$10.15	$12.18	$14.21	$16.24	$18.27	$20.30
(10.0%)	$11.42	$13.70	$15.99	$18.27	$20.55	$22.84
0.0%	$12.69	$15.23	$17.76	$20.30	$22.84	$25.38
10.0%	$13.96	$16.75	$19.54	$22.33	$25.12	$27.91
20.0%	$15.23	$18.27	$21.32	$24.36	$27.41	$30.45
Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
Pro Forma Transaction Analysis.
Piper Sandler analyzed certain potential pro forma effects of the merger on Needham assuming the transaction closes on December 31, 2025. Piper Sandler utilized the following information and assumptions: (a) estimated net income for Provident for the year ending December 31, 2025 with an estimated annual net income growth rate for the years thereafter, as provided by the senior management of Needham, (b) publicly available median analyst net income estimates for Needham for the years ending December 31, 2025 and December 31, 2026, as well as a long-term annual balance sheet and earnings per share growth rate for Needham for the years thereafter and estimated dividends per share for Needham for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Needham, and (c) certain assumptions relating to transaction expenses, purchase accounting adjustments, cost savings, and certain adjustments for CECL accounting standards. The analysis indicated that the transaction could be accretive to Needham’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2026 through December 31, 2029 and dilutive to Needham’s estimated tangible book value per share at close and in the years ending December 31, 2026 and December 31, 2027.
In connection with this analysis, Piper Sandler considered and discussed with Provident’s board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.
Piper Sandler’s Relationship.
Piper Sandler is acting as Provident’s financial advisor in connection with the transaction and will receive a fee for such services in an amount equal to 1.15% of the aggregate transaction value, which fee is contingent upon the closing of the merger. At the time of announcement of the transaction Piper Sandler’s advisory fee was approximately $2.5 million. Piper Sandler also received a $200,000 fee from Provident upon rendering its opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon closing of the merger. Provident has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.
In the two years preceding the date of Piper Sandler’s opinion, Piper Sandler did not provide any other investment banking services to Provident. Piper Sandler did provide certain investment banking services to Needham in the two years preceding the date of its opinion. In summary, Piper Sandler acted as records management and marketing agent for Needham in connection with Needham’s reorganization into mutual holding company form and as sole manager in connection with the issuance of common stock of a newly-formed stock holding company, which was completed in December 2023 and for which Piper Sandler received approximately $5.4 million in compensation. In the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to Provident, Needham and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of Provident, Needham and their respective affiliates for Piper Sandler’s account and for the accounts of Piper Sandler’s customers.

Certain Unaudited Prospective Financial Information
Needham and Provident do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, revenues, earnings, financial condition or other results.
However, Needham and Provident are including in this proxy statement/prospectus certain unaudited prospective financial information for Needham and Provident that was made available to Piper Sandler in the course of Piper Sandler preparing its fairness opinion. We refer to this information as the “prospective financial information.” A summary of certain significant elements of this information is set forth below and is included in this proxy statement/prospectus solely for the purpose of providing Needham stockholders and Provident stockholders access to certain nonpublic information made available to Needham and Provident and their respective boards of directors and financial advisors, as the case may be.
Neither Needham nor Provident endorses the prospective financial information as necessarily predictive of actual future results. The prospective financial information reflects numerous estimates and assumptions made by Needham senior management or Provident senior management, as applicable, at the time such prospective financial information was prepared or approved for Piper Sandler to use. The prospective financial information represents Needham senior management’s or Provident senior management’s respective evaluation of Needham’s and Provident’s expected future financial performance on a stand-alone basis, without reference to the merger (except as expressly set forth herein). In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Needham and Provident operate and the risks and uncertainties described under “Risk Factors” beginning on page 20 of this proxy statement/prospectus and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 18 of this proxy statement/prospectus and in the reports that Needham and Provident file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Needham and Provident and will be beyond the control of Needham following the completion of the merger.
There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of Needham or Provident could or might have taken during these time periods. This information was prepared solely for internal use and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and does not take into account any circumstance or event occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on Needham or Provident of the merger, and does not attempt to predict or suggest actual future results of Needham following the completion of the merger or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by Needham as a result of the merger (except as expressly set forth herein), the effect on Needham or Provident of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger (in each case, except as expressly set forth herein). Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. Considering that the special meetings will be held many months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Provident and Needham stockholders are cautioned not to place unwarranted reliance on such information, and all stockholders are urged to review the other information contained elsewhere in this proxy statement/prospectus for a description of Provident’s and Needham’s respective businesses, as well as their most recent SEC filings for a description of its reported financial results. See the section titled “Where You Can Find More Information” beginning on page 117 of this proxy statement/prospectus. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which Needham would operate after the merger.
The accompanying prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles.
Neither Elliott Davis LLC (Needham’s independent registered public accounting firm), Crowe LLP (Provident’s independent registered public accounting firm), nor any other independent registered public accounting firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, each of Elliott Davis LLC and Crowe LLP does not express an opinion or any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The reports by Elliott Davis LLC and Crowe LLP incorporated by reference in this proxy statement/prospectus relate to Needham’s and Provident’s previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.
Certain Stand-Alone Prospective Financial Information used by Piper Sandler
The following table presents the estimates for Provident’s and Needham’s net income for the periods presented that were approved for Piper Sandler’s use by the management of Provident in the financial analyses performed in connection with Piper Sandler’s opinion as described in “— Opinion of Provident’s Financial Advisor.”
	2025	2026	2027	2028	2029
	(In millions)
Provident	$13.9	$14.6	$15.3	$16.1	$16.9
Needham	$55.3	$66.0	$69.3	$72.8	$76.4
The net income projections used for Provident reflect 2025 estimated net income as provided by Needham management with a 5% growth rate thereafter. The net income projections used for Needham reflect 2025 and 2026 estimated net income based on median Wall Street analyst estimates with a 5% growth rate thereafter.
Certain Estimated Cost Savings Attributable to the Merger
Needham management developed and provided to its board of directors certain prospective financial information relating to the anticipated cost savings to be realized by Needham following the completion of the merger beginning in 2026. Such prospective financial information also was provided to Provident.
The cost savings consisted of fully phased-in estimated annual cost savings of approximately 35% of Provident’s estimated operating noninterest expense, phased in approximately 75% in 2026 and 100% thereafter. The cost savings assumed a hypothetical December 31, 2025 closing date for the merger.
General
The stand-alone prospective financial information for Neehdam and Provident was prepared separately using, in some cases, different assumptions, and is not intended to be added together. Adding the financial forecasts together for the two companies is not intended to represent the results Needham will achieve if the merger is completed and is not intended to represent forecasted financial information for Needham if the merger is completed.

Neither Needham nor Provident undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, or to reflect changes in general economic or industry conditions.
In light of the foregoing, and considering that the Provident special meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Provident stockholders are cautioned not to place unwarranted reliance on such information, and are urged to review Needham’s and Provident’s most recent SEC filings for a description of their reported financial results and the financial statements of Needham and Provident incorporated by reference in this proxy statement/prospectus. The prospective financial information summarized in this section is not included in this proxy statement/prospectus in order to induce any holder of Provident common stock to vote in favor of the Merger Proposal or any of the other proposals to be voted on at the Provident special meeting.
Needham’s Reasons for the Merger
After careful consideration, the Needham board of directors, at a special meeting held on June 5, 2025, (i) determined that the merger agreement and the transactions contemplated by the merger agreement (including the merger) were advisable and fair to and in the best interests of Needham and its stockholders, and (ii) approved and adopted the merger agreement and the transactions contemplated by the merger agreement (including the merger). In reaching this decision, the Needham board of directors evaluated the merger agreement, the merger and the other matters contemplated by the merger agreement in consultation with Needham’s senior management, as well as with Needham’s legal counsel Nutter, McClennen & Fish, LLP and Needham’s financial advisor Keefe, Bruyette & Woods, Inc., and considered a number of factors, including the following:
•
each of Needham’s and Provident’s business, operations, financial condition, asset quality, earnings and prospects, including the complementary nature of Provident’s enterprise value and mortgage warehouse businesses with Needham’s traditional commercial lending practice;

•
the anticipated pro forma financial impact of the merger on Needham, including anticipated tangible book value dilution, as well as the positive impact on a number of key financial metrics including earnings, return on equity, asset quality, liquidity, and regulatory capital levels;

•
Needham’s strategic rationale for the merger, which will enhance and expand Needham’s market presence in the greater Boston area through branch expansion into the North Shore of Massachusetts and southern New Hampshire, where many of Needham’s existing customers are already transacting business;

•
the benefits and opportunities Provident will bring to Needham;

•
the opportunity to further diversify Needham’s customer base as a whole;

•
the increase in competitor consolidation in Needham’s markets, with the merger serving as a strategic opportunity to strengthen its market position and enhance competitive advantage;

•
the complementary nature of the products, customers and markets of the two companies, which Needham believes should provide the opportunity to mitigate risks and increase potential returns;

•
the compatibility of the cultures of Needham and Provident, particularly with respect to the meeting of local banking needs and strong community ties;

•
the expectation of cost synergies resulting from the merger;

•
the synergies and ease of system integrations, given Needham and Provident operate on many of the same systems and platforms;

•
the expectation that the merger will offer potentially significant revenue synergies across multiple business lines;

•
its review and discussions with Needham’s senior management concerning Needham’s due diligence examination of, among other areas, the operations, financial condition and compliance programs and prospects of Provident;

•
the fact that the exchange ratio would be fixed, which the Needham board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction, and that the merger consideration provides for a mix of cash and stock consideration to partially alleviate the dilutive effect on current Needham stockholders;

•
the deal protection provided by the terms of the merger agreement and the termination fee of $8.5 million payable by Provident to Needham under certain circumstances;

•
the expectation of Needham’s management and legal advisors that the required regulatory approvals could be obtained in a timely fashion;

•
the intended tax treatment of the merger as a tax-free reorganization;

•
the current and prospective operating environment in the financial services industry, including economic conditions and the interest rate and regulatory environments, the accelerating pace of technological change in the financial services industry, operating costs resulting from regulatory and compliance mandates, marketing expenses, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions, and the likely effects of these factors on Needham’s potential growth, development, productivity and strategic options both with and without the merger; and

•
the governance structure of Needham upon completion of the merger, including the expectation that Joseph B. Reilly, Provident’s Director, President and Chief Executive Officer, will join Needham’s board of directors upon the completion of the merger.

The Needham board of directors also considered the potential risks related to the transaction. The board concluded that the anticipated benefits of combining with Provident were likely to outweigh these risks substantially. These potential risks included:
•
the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of Needham common stock or Provident common stock, the implied market value of the shares of Needham common stock to be issued to Provident stockholders upon the completion of the merger could be significantly more than the implied market value of such shares immediately prior to the announcement of the parties’ entry into the merger agreement;

•
the risk that the regulatory and other approvals required in connection with the merger may not be received in a timely manner or at all or may impose conditions that may adversely affect the anticipated operations, synergies and financial results of Needham following the completion of the merger;

•
the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of the strength of the economy, general market conditions and competitive factors in the areas where Needham and Provident operate businesses;

•
the substantial costs to be incurred in connection with the merger and the integration of Provident’s business into Needham and the possibility that the transaction and the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•
the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;

•
the possibility of encountering difficulties in successfully integrating the businesses, operations and workforces of Needham and Provident;

•
the risk of losing key Needham or Provident employees during the pendency of the merger and following the closing;

•
the possible diversion of management focus and resources from the operation of Needham’s business while working to implement the transaction and integrate the two companies;

•
the potential for legal claims challenging the merger or related matters; and

•
the other risks described under the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” on pages 21 and 19, respectively, of this proxy statement/prospectus.

The foregoing discussion of the information and factors considered by the Needham board of directors is not intended to be exhaustive, but includes the material factors considered by the board. Needham’s board of directors evaluated the factors described above, including by asking questions of Needham’s management and Needham’s legal and financial advisors, and reached the unanimous decision that the merger agreement and the transactions contemplated thereby (including the merger) were advisable and fair to and in the best interests of Needham and its stockholders. Needham’s board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support, its determination. Needham’s board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above, individual members of Needham’s board of directors may have given different weights to different factors. Needham’s board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support, its determination.
It should be noted that this explanation of the reasoning of the Needham board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements” on page 19 of this proxy statement/prospectus.
Interests of Provident’s Executive Officers and Directors in the Merger
As described below, some of Provident’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Provident stockholders generally. The Provident board was aware of these interests and considered them in approving the merger agreement.
Restricted Stock Awards
Each outstanding Provident time-based share of restricted stock, including those held by the directors and executive officers of Provident and BankProv, will automatically vest in full and all restrictions on those shares of restricted stock will lapse, as of the effective time of the merger. Each share of restricted stock that vests will be converted into the right to receive the same merger consideration as other holders of Provident common stock pursuant to the terms of the merger agreement. The following table sets forth the number of unvested shares of restricted stock held by each director and each named executive officer of Provident as of June 5, 2025, the date the merger agreement was executed, that would become vested as a result of the merger. The estimated value of the shares of restricted stock is based on (a) $6.50 per share, plus (b) one-half of the average closing market price of NB Bancorp common stock for the five trading days following the date the Merger Agreement was executed multiplied by the exchange ratio of 0.691, for a per share consideration of $12.17, multiplied by (c) the number of shares subject to each restricted stock award.
Name	Unvested Shares of Restricted Stock	Aggregate Value of Unvested Shares of Restricted Stock
Julienne C. Cassarino	8,168	$99,413
Kathleen Chase Curran	4,084	$49,707
Frank G. Cousins, Jr.	2,042	$24,853
James A. DeLeo	2,042	$24,853
Lisa DeStefano	2,042	$24,853
Laurie H. Knapp	2,042	$24,853
Barbara A. Piette	2,042	$24,853
Dennis A. Pollack	8,168	$99,413
Arthur Sullivan	2,042	$24,853
Joseph B. Reilly	2,042	$24,853
Kenneth Fisher	16,000	$194,737
Joseph Mancini	5,526	$67,257

Stock Options
Provident has awarded to executive officers and directors options to purchase Provident common stock pursuant to the Provident equity plans. Immediately prior to the effective time, all options, both vested and unvested, to purchase Provident common stock issued pursuant to the Provident equity plans will be cancelled in exchange for a cash payment equal to the difference between the cash equivalent value of the merger consideration, determined as of a date close to closing of the transaction, and the exercise price of the option. Set forth below is the number of outstanding Provident options held by each director and executive officer of Provident as of June 5, 2025, the date the merger agreement was executed, and the cash-out value of the stock options as determined under the terms of the merger agreement. As of June 5, 2025, all but 130,600 Provident options held by the executive officers and directors were vested. The options held by the executive officers and directors have continued to vest since the signing of the merger agreement, consistent with the terms of the Provident equity plans.
Name	Provident Stock Options	Average-Weighted Exercise Price	Aggregate Stock Option Value
Julienne C. Cassarino	25,500	$11.17	$25,500
Kathleen Chase Curran	25,500	$17.41	$—
Frank G. Cousins, Jr.	50,108	$9.52	$132,786
James A. DeLeo	50,108	$9.52	$132,786
Lisa DeStefano	50,108	$9.52	$132,786
Laurie H. Knapp	46,608	$9.59	$120,249
Barbara A. Piette	40,281	$11.32	$34,239
Dennis A. Pollack	25,500	$11.17	$25,500
Arthur Sullivan	50,108	$9.52	$132,786
Joseph B. Reilly	50,098	$11.90	$13,526
Kenneth Fisher	20,000	$11.17	$20,000
Joseph Mancini	43,659	$13.29	$—
Indemnification and Directors’ and Officers’ Liability Insurance
The merger agreement provides that from and after the effective time, Needham will indemnify and hold harmless, to the extent (subject to applicable law) such persons are indemnified as of the date of the merger agreement by Provident and BankProv pursuant to the Provident articles of incorporation, the Provident bylaws, the governing or organizational documents of any subsidiary of Provident, including BankProv, or any indemnification agreements in existence as of the date of the merger agreement that have been disclosed to Needham, all present and former directors or officers of Provident and its subsidiaries (in their capacity as such), including BankProv, against any costs, expenses (including reasonable attorneys’ fees) and liabilities, whether arising before or after the effective time, based on or arising out of the fact that such person is or was a director, officer or employee of Provident or its subsidiaries, including BankProv, and pertaining to matters existing or occurring at or prior to the effective time, and will also advance expenses to such persons to the fullest extent permitted by applicable law, provided that such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
The merger agreement further requires Needham, as the surviving entity in the merger, to maintain for a period of six years after the effective time, Provident’s and BankProv’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims against the present and former officers and directors of Provident or any of its subsidiaries, including BankProv, arising from facts or events that occurred at or prior to the consummation of the merger. However, Needham is not required to spend annually more than 300% of the current annual premium paid as of the date of the merger agreement by Provident for such insurance.

Employment Agreements
BankProv is party to employment agreements with each of Joseph B. Reilly, President and Chief Executive Officer, Kenneth R. Fisher, Executive Vice President and Chief Financial Officer, and Joseph Mancini, Executive Vice President and Chief Operating Officer. The employment agreement with Mr. Reilly provides for a three-year term and the employment agreements with Messrs. Fisher and Mancini provide for two-year terms, subject to annual renewal by the Provident board for an additional year beyond the then-current expiration dates.
Under the employment agreements, in the event of the executive’s involuntary termination of employment without “cause” (as defined in the agreement), or in the event of his resignation for “good reason” (as defined in the agreement) in connection with or following a change in control, Mr. Reilly is entitled to a severance payment equal to three times his base salary and Messrs. Fisher and Mancini would receive a severance payment equal to two times base salary, subject to the limitations imposed by Section 280G of the Code. In addition, the executives would be entitled to 12 months of Consolidated Omnibus Budget Reconciliation Act, or “COBRA,” coverage.
Upon any termination of employment, each of Messrs. Reilly, Fisher and Mancini must generally adhere to non-solicitation restrictions for one year as set forth in the respective employment agreement and Mr. Mancini must adhere to certain non-competition restrictions, provided, however, that those restrictions do not apply following a change in control.
Effective as of the effective time of the merger, the employment agreement with Mr. Reilly will be superseded by the Severance Pay Agreement discussed below.
Employee Stock Ownership Plan
BankProv sponsors an ESOP for eligible employees, including Messrs. Reilly, Fisher and Mancini. The ESOP holds unallocated shares of Provident common stock that the trustee purchased in connection with the public stock offerings of Provident, which was funded with a loan from Provident. Prior to the closing date of the merger, BankProv will terminate the ESOP and the outstanding ESOP indebtedness will be repaid from unallocated ESOP shares. Any remaining ESOP debt will be cancelled and remaining ESOP shares will be allocated to participants. Each share of Provident common stock held in the ESOP will be converted into the right to receive the merger consideration.
Severance Pay Agreement and Consulting Agreement
In connection with the merger, Mr. Reilly entered into a Severance Pay Agreement with Needham Bank, which becomes effective as of the closing date of the merger. Pursuant to the Severance Pay Agreement, Mr. Reilly’s employment will cease and his employment agreement with BankProv will terminate. In exchange for the termination of his employment agreement, Mr. Reilly will receive a severance payment of $800,000. Mr. Reilly will also receive an amount equal to his Medicare premium costs for 12 consecutive months under the Severance Pay Agreement.
In addition, the Severance Pay Agreement provides that Needham Bank will pay Mr. Reilly $250,000 in consideration for his covenants under a Consulting Agreement not to compete with Needham Bank or Needham for a period of 18 months following his termination of service with Needham Bank and Needham. Specifically, the applicable restrictive covenant provisions of the Consulting Agreement provide that Mr. Reilly will not compete with Needham Bank or Needham and will not solicit the customers or employees of Needham Bank or Needham.
In addition to the non-competition and non-solicitation covenants, the Consulting Agreement among Mr. Reilly, Needham Bank and Needham provides that Mr. Reilly will provide consulting services to Needham Bank and Needham for 18 months from the effective time of the merger. In consideration of his willingness to provide the consulting services, Mr. Reilly will receive a monthly consulting fee of $27,500.
Merger-Related Executive Compensation for the Company’s Named Executive Officers
The information set forth in the following table is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of certain compensation information for each of Provident

Bancorp’s named executive officers that is based on, or otherwise relates to, the Merger (which we refer to as “merger-related compensation”). The merger-related compensation payable to these individuals is the subject of a non-binding advisory vote of Provident Bancorp’s stockholders, as described above in “Proposal No. 2 — Merger-Related Compensation Proposal.”
The following table sets forth the amount of payments and benefits that each of Provident Bancorp’s named executive officers would receive in connection with the Merger, assuming: (i) that the closing date of the Merger was July 29, 2025, the last practicable date prior to the date of this proxy statement/prospectus; (ii) a per share price of Provident Bancorp common stock of $12.17, which is the average closing price per share of NB Bancorp common stock over the first five business days following the initial public announcement of the Merger Agreement multiplied by the exchange ratio of 0.691; and (iii) each named executive officer experiences a qualifying termination of employment on July 29, 2025. This table does not include the value of benefits in which the named executive officers are vested without regard to the occurrence of a change in control. The amounts shown below are estimates based on multiple assumptions that may or may not actually occur, and as a result, the actual amounts to be received by a named executive officer may differ materially from the amounts shown below.
Executive	Cash ($)(1)	Equity ($)(2)(3)	Total ($)
Joseph B. Reilly	1,057,176	33,878	1,091,054
Kenneth Fisher	740,000	210,720	950,720
Joseph Mancini	737,480	111,267	848,747

(1)
Each of the executive officers is a party to an employment agreement with BankProv. In connection with the Merger, Mr. Reilly entered into a Severance Pay Agreement with Needham Bank, which becomes effective at the closing date of the Merger and will supersede and terminate his employment agreement with BankProv. Under the Severance Pay Agreement, Mr. Reilly will receive a severance payment of $800,000. Mr. Reilly will also receive a Medicare premium reimbursement for twelve months of approximately $598 per month. He will also receive a payment of $250,000 in exchange for his promise to adhere to certain non-solicit and non-competition restrictions. Under their employment agreements, Messrs. Fisher and Mancini are entitled to a severance payment equal to two times their base salaries.

(2)
Each outstanding Provident Bancorp share of restricted stock will automatically vest in full and all restrictions on those shares of restricted stock shall lapse, effective as of the effective time of the Merger. Each share of restricted stock that vests will be converted into the right to receive the same merger consideration as other holders of Provident Bancorp common stock pursuant to the terms of the Merger Agreement. The following table sets forth the number of unvested shares of restricted stock held by each named executive officer of Provident Bancorp as of June 5, 2025, the date the Merger Agreement was executed, that will become vested as a result of the Merger. The estimated value of the shares of restricted stock is based on (i) $6.50 per share, plus (ii) one-half of the average closing market price of NB Bancorp common stock for the five trading days following the date the Merger Agreement was executed multiplied by the exchange ration of 0.691, for a per share consideration of $12.17, multiplied by (iii) the number of shares subject to each restricted stock award.

Name	Shares of Restricted Stock (#)	Value of Restricted Stock ($)
Joseph B. Reilly	2,042	24,851
Kenneth Fisher	16,000	194,720
Joseph Mancini	5,526	67,251

(3)
All outstanding and unvested stock options granted under the Provident Bancorp, Inc. 2016 Equity Incentive Plan and the Provident Bancorp, Inc. 2020 Equity Incentive Plan (collectively, the “Provident Equity Incentive Plans”) will vest upon the closing of the Merger and will be cancelled in exchange for a cash payment. The cash payment equals the difference between the cash equivalent value of the merger consideration, determined as of a date close to closing of the transaction, and the exercise price of the option. The following table sets forth the number of unvested stock options held by each named executive officer of Provident Bancorp as of June 5, 2025, the date the Merger Agreement was executed, that will become vested as a result of the Merger. The estimated value of the shares of the stock options is based on (i) $6.50 per share, plus (ii) one-half of the average closing market price of NB Bancorp common stock for the five trading days following the date the Merger Agreement was executed multiplied by the exchange ratio of 0.691, for a per share consideration of $12.17, less (iii) the exercise price of the stock option, multiplied by the total number of shares subject to the stock options.
Name	Number of Unvested Stock Options	Value of Unvested Stock Options ($)
Joseph B. Reilly	5,100	9,027
Kenneth Fisher	16,000	16,000
Joseph Mancini	22,800	44,016
Regulatory Approvals Required to Complete the Merger
Completion of the merger is subject to the condition that all consents and approvals of any governmental authority required to consummate the merger and the other transactions contemplated by the merger agreement shall have been obtained and remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated. The merger also is subject to the condition that none of the required regulatory approvals shall impose a “burdensome condition,” which is defined in the merger agreement to mean any prohibition, limitation, or other requirement which the board of directors of Needham reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the merger to such a degree that Needham would not have entered into the merger agreement had such condition, restriction or requirement been known as of the date of the merger agreement.
The consents and approvals of governmental authorities that Needham and Provident have determined are required to consummate the merger and the merger of BankProv with Needham Bank (which is referred to in this document as the bank merger) include:
•
the approval of or waiver of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended;

•
the approval of or waiver of the Federal Reserve Board under the Bank Merger Act, as amended; and

•
the approval of the Massachusetts Division of Banks under relevant Massachusetts law (Massachusetts General Laws, Chapter 167I).

In order to consummate the bank merger, Needham and Provident must also receive (i) confirmation from the Massachusetts Housing Partnership Fund (which is referred to in this document as the Housing Partnership Fund) that Needham has made arrangements satisfactory to the Housing Partnership Fund for Needham to make an amount determined pursuant to Massachusetts law (Massachusetts General Laws, Chapter 167A, Section 4) available for call for the purpose of providing loans to the Housing Partnership Fund; and (ii) confirmation from the New Hampshire Banking Department that all requisite conditions and approvals have been satisfied pursuant to New Hampshire law (N.H. RSA 383-C:8-803).
Federal Reserve Board.   Certain of the transactions contemplated by the merger agreement are subject to approval by the Federal Reserve Board pursuant to the Bank Holding Company Act and the Bank Merger Act. In considering the approval of a transaction such as the merger, the Bank Holding Company Act, requires the Federal Reserve Board to review: (i) the competitive impact of the transaction, (ii) the financial condition and future prospects of the bank holding companies and depository institutions involved, including capital positions and managerial resources, (iii) the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the bank holding companies under the Community Reinvestment Act (the “CRA”), (iv) the effectiveness of the companies and the depository institutions concerned in combating money-laundering activities, and (v) the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the Federal Reserve Board provides an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if they determine that such meeting or other proceeding would be appropriate. In evaluating an application filed under the Bank Merger Act, the Federal Reserve Board generally considers: (i) the competitive impact of the transaction, (ii) financial and managerial resources of the banks party to the bank merger or mergers, (iii) the convenience and needs of the community to be served and the record of the banks under the CRA, including their CRA ratings, (iv) the banks’ effectiveness in combating money-laundering activities and (v) the extent to which the bank merger or mergers would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the Federal Reserve Board also provides an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if they determine it to be appropriate.
Under the CRA, the Federal Reserve Board must take into account the record of performance of the bank holding companies and the depository institutions involved in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such companies and depository institutions. Depository institutions are periodically examined for compliance with the CRA by their primary federal supervisor and are assigned ratings. In evaluating the record of performance of an institution in meeting the credit needs of the entire community served by the institution, the Federal Reserve Board considers the institution’s record of compliance with the CRA, including the most recent rating assigned by its primary federal supervisor. As of their last respective CRA examinations, Needham Bank was rated “Satisfactory,” and BankProv was rated “Satisfactory” with respect to CRA compliance in their most recent CRA evaluations.
Massachusetts Board of Bank Incorporation.   Certain of the transactions contemplated by the merger agreement are subject to approval by the Massachusetts Board of Bank Incorporation pursuant to Chapter 167A of the Massachusetts General Laws. In considering the approval of a transaction such as the merger, the Board of Bank Incorporation will review a proposed merger to determine whether competition among banking institutions will be unreasonably affected and whether public convenience and advantage will be promoted. In making such determination, the Board of Bank Incorporation will consider, at a minimum, a showing of net new benefits. Net new benefits may include for example, initial capital investments, job creation plans, consumer and business services, and commitments to maintain and open branch offices within the continuing institution’s CRA assessment area. Massachusetts law also prohibits the Board of Bank Incorporation from approving the merger until it has received notice from the Housing Partnership Fund that arrangements satisfactory to such fund have been made for the continuing bank holding company or its subsidiary depository institution to make 0.9% of its assets located in the Commonwealth of Massachusetts available for call by said fund for a period of ten years for the purpose of providing loans to the fund for financing, down payment assistance, share loans, closing costs and other costs related to creating affordable rental housing, limited equity cooperatives and affordable home ownership opportunities and tenant management programs and tenant unit acquisition or ownership programs in state funded public housing developments. In connection with its consideration of the petition, the Board of Bank Incorporation also provides an opportunity for public comment and is required to hold a public hearing.
Massachusetts Commissioner of Banks.   Certain of the transactions contemplated by the merger agreement are subject to approval by the Massachusetts Commissioner of Banks, such as the approval of the Bank Merger pursuant to Massachusetts General Laws Chapter 167I, Section 3, and permission pursuant to Massachusetts General Laws Chapters 167C, Section 3 for Needham Bank to maintain and operate the offices of BankProv as branch offices following the bank merger. In evaluating a merger application under these sections, the Commissioner of Banks will review a proposed merger to determine whether competition among banking institutions will be unreasonably affected and whether public convenience and advantage will be promoted. In making such determination, the Commissioner will consider, at a minimum, a showing of net new benefits. Net new benefits may include for example, initial capital investments, job creation plans, consumer and business services, and commitments to maintain and open branch offices within the continuing institution’s CRA assessment area.
The parties have filed or will file certain applications and notice materials necessary to obtain these regulatory approvals or confirmations in accordance with applicable law. The merger cannot be completed until all the required approvals and confirmations have been obtained, are in full force and effect and all statutory waiting periods in respect thereof have expired, and the bank merger cannot be completed until after approvals from the Federal Reserve Board and the Massachusetts Commissioner of Banks have been obtained. The merger may not be consummated until 30 days after the approval of the Federal Reserve Board (or such shorter period as the Federal Reserve Board may prescribe with the concurrence of the United States Department of Justice, but not less than 15 days), during which time the Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action by the Department of Justice would stay the effectiveness of the Federal Reserve Board approval unless a court specifically orders otherwise. In reviewing the merger and the bank merger, the Department of Justice could analyze the merger’s effect on competition differently than the Federal Reserve Board, and it is possible that the Department of Justice could reach a different conclusion than the applicable banking regulator regarding the merger’s (or the bank merger’s) competitive effects.
Needham and Provident cannot assure you that all required regulatory approvals, waivers or consents will be obtained, when they will be obtained or whether there will be burdensome conditions in the approvals or any litigation challenging the approvals. Needham and Provident also cannot assure you that the United States Department of Justice or the Attorney General of the Commonwealth of Massachusetts will not attempt to challenge the merger on antitrust grounds, or what the outcome will be if such a challenge is made. Needham and Provident are not aware of any other government approvals or actions that are required prior to the parties’ consummation of the merger. It is currently contemplated that if any additional governmental approvals or actions are required, such approvals or actions will be sought. There can be no assurance, however, that any of the additional approvals or actions will be obtained.
Accounting Treatment
Needham has determined that the merger represents a business combination and will account for the merger by applying the acquisition method of accounting, in accordance with the provisions of Topic 805 “Business Combinations” of the Financial Accounting Standards Board Accounting Standard Codification. As of the date of the merger, Needham will recognize the assets acquired, including intangible assets, and liabilities assumed at their respective estimated fair values. To the extent that the purchase price exceeds the estimated fair value of the net assets acquired, Needham will allocate the excess purchase price to goodwill. The goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually. To the extent goodwill is impaired, its carrying value would be written down to its implied fair value and a charge would be made to earnings. Core deposit and other intangibles with definite useful lives will be amortized to expense over their estimated useful lives. Alternatively, to the extent that the purchase price is less than the estimated fair value of the net assets acquired, the resulting shortfall will result in a bargain purchase gain recognized by Needham. As part of the recording of a bargain purchase gain, Needham must verify that all assets acquired and liabilities have been properly identified and fair value measurements are accurate as of the acquisition date.
The financial statements of Needham issued after the merger will reflect the results attributable to the acquired operations of Provident beginning on the date the merger is completed.
Stock Exchange Listings
Needham common stock is listed for trading on Nasdaq under the symbol “NBBK.” Provident common stock is listed on Nasdaq under the symbol “PVBC.” In the merger, the Provident common stock currently listed on Nasdaq will be delisted and deregistered under the Exchange Act.
Under the terms of the merger agreement, Needham will cause the shares of Needham common stock to be issued in the merger to be approved for listing on Nasdaq, subject to official notice of issuance. The merger agreement provides that neither Needham nor Provident will be required to complete the merger if such shares are not authorized for listing on Nasdaq, subject to notice of issuance. Following the merger, shares of Needham common stock will continue to be traded on Nasdaq.
No Appraisal or Dissenters’ Rights in the Merger
Under the Maryland General Corporation Law, and pursuant to the Provident articles of incorporation, holders of Provident common stock are not entitled to appraisal rights in the merger with respect to their shares of Provident Bancorp stock.

THE MERGER AGREEMENT
The following summary describes certain aspects of the merger, including material provisions of the merger agreement. This summary is not complete and is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. We urge you to read the merger agreement carefully in its entirety, as it is the legal document governing the merger.
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Needham and Provident contained in this proxy statement/prospectus or in the public reports of Needham or Provident filed with the SEC may supplement, update or modify the factual disclosures about Needham and Provident contained in the merger agreement. The merger agreement contains representations and warranties by Needham and Needham Bank, on the one hand, and by Provident and BankProv, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by Needham, Needham Bank, Provident and BankProv were qualified and subject to important limitations agreed to by Needham, Needham Bank, Provident and BankProv in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that Needham and Provident each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Needham and Provident at the time they were made or otherwise.
Structure of the Merger
Each of Provident’s and Needham’s respective boards of directors has unanimously adopted and approved the merger agreement. Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the Effective Time, Merger Sub will merge with and into Provident, with Provident as the surviving entity. As soon as reasonably practicable following the merger and as part of a single integrated transaction for purposes of the Code, the holdco merger will occur in which Provident will merge with and into Needham, with Needham as the surviving entity. The merger agreement further provides that, following the holdco merger, the bank merger will occur in which BankProv will merge with and into Needham Bank, with Needham Bank as the surviving bank.
Effective Time and Closing of the Merger
The merger will become effective at such date and time as specified in the articles of merger to be filed with the Maryland Department of Assessments and Taxation. Except as otherwise provided in the merger agreement, or otherwise mutually agreed to by the parties, the closing of the merger will take place by electronic (PDF), facsimile, or overnight courier exchange of executed documents or at the offices of Nutter, McClennen & Fish, LLP on a date (the “closing date”) which is not more than five business days following the satisfaction or waiver of all of the conditions set forth in the merger agreement (other than the delivery of certificates, opinions and other instruments and documents to be delivered at closing) (such date, the “approval date”).

We currently expect that the merger will be completed in the fourth quarter of 2025, subject to approval of the merger agreement and the transactions it contemplates by the stockholders of Provident, the receipt of all necessary regulatory approvals and/or waivers, and the expiration of all regulatory waiting periods. However, there can be no assurances as to whether, or when, Provident and Needham will obtain the required approvals or complete the merger. In addition, in the event the closing date would otherwise occur before the last business day of a month, Needham may elect to defer the closing date to the last business day of that month, with an effective time of the merger to be 12:01 a.m. on the first day of the next following month.
Merger Consideration
At the effective time, each share of Provident common stock issued and outstanding immediately prior to the effective time, other than certain shares held by Provident, will be converted into the right to receive, at the election of the holder of such share of Provident common stock, and subject to proration in accordance with the merger agreement:
•
0.691 shares of Needham common stock; or

•
$13.00 per share in cash.

The stockholder election will be subject to a proration mechanism, such that the total number of shares of Provident common stock (including shares subject to Provident restricted stock awards) entitled to receive the stock consideration will be equal to 50% of the aggregate number of shares of Provident common stock issued and outstanding immediately prior to the effective time (including shares subject to Provident restricted stock awards), and 50% of the shares of Provident common stock issued and outstanding immediately prior to the effective time will be entitled to receive the cash consideration. As a result, if the aggregate number of shares with respect to which a valid cash consideration or stock election has been made is higher or lower than these limits, stockholders who elected the form of consideration that has been oversubscribed or who did not make an election will receive a mixture of both cash and stock consideration in accordance with the proration procedures set forth in the merger agreement.
The value of the cash consideration is fixed at $13.00. However, the implied value of the stock consideration will fluctuate as the market price of Needham common stock fluctuates before the completion of the merger. This price will not be known at the time of the Provident special meeting and may be more or less than the current price of Needham common stock or the price of Needham common stock at the time of the special meeting or at the time an election is made, and the implied value of the stock consideration may be more or less than the value of the cash consideration at the completion of the merger.
Needham common stock is listed on Nasdaq under the symbol “NBBK,” and Provident common stock is listed on Nasdaq under the symbol “PVBC.” The following table shows the closing sale prices of Needham common stock and Provident common stock as reported on Nasdaq on June 5, 2025, the last full trading day before the public announcement of the merger agreement, and on July 29, 2025, the last practicable trading day before the date of this proxy statement/prospectus. The table also shows the cash consideration and the estimated equivalent per share stock consideration with respect to each share of Provident common stock on the relevant date.
	Needham Common Stock	Provident Common Stock	Merger Consideration		Estimated Equivalent Per Share Value (for Stock Consideration)	Cash Consideration
			Cash	Stock
June 5, 2025	$16.65	$11.37	$13.00	0.691	$11.51	$13.00
July 29, 2025	$17.99	$12.48	$13.00	0.691	$12.43	$13.00
The value of the stock consideration that a Provident stockholder actually receives will be based on the actual closing price on Nasdaq of Needham common stock upon completion of the merger, which may be outside the range of the amounts set forth above, and as a result, the actual value of the stock consideration per share of Provident common stock may not be shown in the above table.

All shares of Provident common stock converted into the right to receive the merger consideration will no longer be outstanding and will automatically be cancelled and cease to exist as of the effective time. As of the effective time, each certificate (an “old certificate,” which includes reference to book-entry account statements relating to the ownership of shares of Provident common stock) previously representing any such shares of Provident common stock will thereafter represent only the right to receive (i) cash consideration and/or stock consideration which the holder thereof is entitled to receive in accordance with, and subject to, the proration adjustment described below under “— Proration,” (ii) cash in lieu of fractional shares which the shares of Provident common stock represented by such old certificate have been converted into the right to receive as described below under “— Fractional Shares” and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to the terms of the merger agreement, in each case, without any interest thereon.
If, prior to the effective time, the outstanding shares of Provident common stock or Needham common stock have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio of 0.691 to give Needham and the holders of Provident common stock the same economic as contemplated by the merger agreement prior to such event; provided that this will not permit Provident or Needham to take any action with respect to its securities or otherwise that is prohibited by the terms of the merger agreement.
At the effective time, all shares of Provident common stock that are owned by Provident (in each case other than shares of Provident common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Provident in respect of debts previously contracted) will be cancelled and will cease to exist and no merger consideration or other consideration will be delivered in exchange therefor.
Needham’s stockholders will continue to own their existing shares of Needham common stock. Each share of Needham common stock will continue to represent one share of Needham common stock following the merger.
Cash Election; Stock Election; Non-Election Shares
Needham will initially make available and mail the form of election to Provident stockholders at least 20 business days before the anticipated election deadline, as described more fully below under “— Elections as to Form of Consideration.” Provident stockholders must return their properly completed and signed form of election to the exchange agent prior to the election deadline. If you are a Provident stockholder and you do not return your form of election by the election deadline or improperly complete or do not sign your form of election, you will receive cash, shares of Needham common stock or a mixture of cash and shares of Needham common stock based on what is available after giving effect to the valid elections made by other stockholders pursuant to the proration adjustment described below.
If you are a Provident stockholder, you may specify different elections with respect to different shares held by you. For example, if you have 100 shares, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares.
The merger agreement provides that each Provident stockholder who makes a valid stock election will have the right to receive, in exchange for each share of Provident common stock held, 0.691 shares of Needham common stock. The merger agreement also provides that each Provident stockholder who makes a valid cash election will have the right to receive, in exchange for each share of Provident common stock held by such holder, an amount equal to $13.00. The total number of shares of Provident common stock (including shares subject to Provident restricted stock awards) that will be converted into the stock consideration will be equal to 50% of the aggregate number of shares of Provident common stock issued and outstanding immediately prior to the effective time (including shares subject to Provident restricted stock awards). The remaining 50% of the shares of Provident common stock entitled to receive merger consideration (including shares subject to Provident restricted stock awards) will be converted into the right to receive cash consideration. As a result, even if a Provident stockholder makes a 100% cash election or a 100% stock election, that holder may nevertheless receive a mix of cash and stock.
If you are a Provident stockholder and you do not make an election to receive cash or Needham common stock in the merger, your elections are not received by the exchange agent by the election deadline or your forms of election are improperly completed and/or are not signed, you will be deemed not to have made an “election” and your shares will be considered “non-election shares,” and you may be paid in only cash, only Needham common stock or a mix of cash and shares of Needham common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Provident stockholders using the proration adjustment described below under “— Proration.”
Fractional Shares
Needham will not issue any fractional shares of Needham common stock in the merger. Instead, a Provident stockholder who otherwise would have received a fraction of a share of Needham common stock will receive an amount in cash (rounded to the nearest cent) determined by applying the Buyer VWAP.
Proration
As described above, the stock conversion number must be no more and no less than 50% of the total number of shares of Provident common stock outstanding immediately prior to the effective time (including shares subject to Provident restricted stock awards). We refer to 50% of the total number of shares of Provident common stock outstanding immediately prior to the effective time (including shares subject to Provident restricted stock awards) as the “stock conversion number.”
As a result, if the aggregate number of shares of Provident common stock (including shares subject to Provident restricted stock awards) with respect to which stock elections have been made, which we refer to as the “stock election number,” is equal to the stock conversion number, no proration adjustment will be required, all Provident stockholders who have elected to receive cash consideration and all non-election shares will receive cash consideration, and all Provident stockholders who have elected to receive stock consideration will receive stock consideration. However, if the stock election number exceeds the stock conversion number, all Provident stockholders who have elected to receive stock consideration will have such form of consideration proportionately reduced, and will instead receive a portion of their consideration in cash consideration, despite their election. Conversely, if the stock election number is less than the stock conversion number, Provident stockholders who have elected to receive cash consideration may have such form of consideration proportionately reduced, and may receive a portion of their consideration in stock consideration, despite their election, depending on the number of non-election shares, as described below. The cash and stock elections are subject to adjustment to preserve the limitations described above on the stock and cash to be issued and paid in the merger. As a result, if you make a cash election or stock election, you may nevertheless receive a mix of cash and stock.
Adjustment if Stock Election Is Oversubscribed
Cash consideration may be issued to Provident stockholders who make stock elections if the stock election number is greater than the stock conversion number — in other words, if the stock election is oversubscribed. If the stock election is oversubscribed, then:
•
a Provident stockholder making a cash election, no election or an invalid election will receive the cash consideration for each share of Provident common stock as to which it made a cash election, no election or an invalid election; and

•
a Provident stockholder making a stock election will receive:

•
the stock consideration for a number of shares of Provident common stock equal to the product obtained by multiplying (1) the number of shares of Provident common stock for which such stockholder has made a stock election by (2) a fraction, the numerator of which is the stock conversion number and the denominator of which is the stock election number; and

•
the cash consideration for the remaining shares of Provident common stock for which the stockholder made a stock election.

Example of Oversubscription of Stock Election
As an example, assuming that:
•
the stock conversion number is 19 million; and

•
the stock election number is 20 million (in other words, only 19 million shares of Provident common stock can receive the stock consideration, but Provident stockholders have made stock elections with respect to 20 million shares of Provident common stock), then a Provident stockholder making a stock election with respect to 1,000 shares of Provident common stock would receive (subject to rounding) the stock consideration with respect to 950 shares of Provident common stock (1,000 * 19/20) and the cash consideration with respect to the remaining 50 shares of Provident common stock. Therefore, given the exchange ratio of 0.691, that Provident stockholder would receive 656 shares of Needham common stock and approximately $650 in cash (as well as cash in lieu of fractional shares).
Adjustment if the Stock Election Is Undersubscribed
Stock consideration may be issued to Provident stockholders who make cash elections if the stock election number is less than the stock conversion number — in other words, if the stock election is undersubscribed. The amount by which the stock election number is less than the stock conversion number is referred to as the “shortfall number.” If the stock election is undersubscribed, then all Provident stockholders making a stock election will receive the stock consideration for all shares of Provident common stock as to which they made a stock election. Provident stockholders making a cash election, Provident stockholders who make no election and Provident stockholders who failed to make a valid election will receive cash and/or Needham common stock depending on whether the shortfall number is less than or greater than the number of non-election shares, as described below.
Scenario 1:   Undersubscription of Stock Election and Shortfall Number is Less than or Equal to Number of Non-Election Shares
If the shortfall number is less than or equal to the number of non-election shares, then:
•
a Provident stockholder making a stock election will receive the stock consideration for each share of Provident common stock as to which it made a stock election;

•
a Provident stockholder making a cash election will receive the cash consideration for each share of Provident common stock as to which it made a cash election; and

•
a Provident stockholder who made no election or who did not make a valid election with respect to any of its shares will receive:

•
the stock consideration with respect to that number of shares of Provident common stock equal to the product obtained by multiplying (1) the number of non-election shares held by such holder by (2) a fraction, the numerator of which is the shortfall number and the denominator of which is the total number of non-election shares; and

•
the cash consideration with respect to the remaining non-election shares held by such stockholder.

Example of Scenario 1
As an example, assuming that:
•
the minimum stock conversion number is 20 million;

•
the stock election number is 19 million (in other words, a minimum of 20 million shares of Provident common stock must be converted into stock consideration, but Provident stockholders have made a stock election with respect to only 19 million shares of Provident common stock, so the shortfall number is 1 million); and

•
the total number of non-election shares is 2 million,

then a Provident stockholder that has not made an election with respect to 1,000 shares of Provident common stock would receive (subject to rounding) the stock consideration with respect to 500 shares of Provident common stock (1,000 * 1/2) and the cash consideration with respect to the remaining 500 shares of Provident common stock. Therefore, given the exchange ratio of 0.691, that Provident stockholder would receive 345 shares of Needham common stock and approximately $6,500 in cash (as well as cash in lieu of fractional shares).
Scenario 2:   Undersubscription of Stock Election and Shortfall Number is Greater than Number of Non-Election Shares
If the shortfall number exceeds the number of non-election shares, then:
•
a Provident stockholder making a stock election will receive the stock consideration for each share of Provident common stock as to which it made a stock election;

•
a Provident stockholder who made no election or who did not make a valid election will receive stock consideration for each of its non-election shares; and

•
a Provident stockholder making a cash election will receive:

•
the stock consideration with respect to the number of shares of Provident common stock equal to the product obtained by multiplying (1) the number of shares of Provident common stock held by such holder by (2) a fraction, the numerator of which is equal to the amount by which the shortfall number exceeds the number of non-election shares and the denominator of which is equal to the total number of cash election shares; and

•
the cash consideration with respect to the remaining shares of Provident common stock held by such stockholder as to which it made a cash election.

Example of Scenario 2
As an example, assuming that:
•
the stock conversion number is 20 million;

•
the stock election number is 16 million (in other words, 20 million shares of Provident common stock must be converted into stock consideration, but Provident stockholders have made a stock election with respect to only 16 million shares of Provident common stock, so the shortfall number is 4 million);

•
the number of non-election shares is 2 million (so the shortfall number exceeds the number of non-election shares by 2 million), and

•
the total number of cash election shares is 22 million;

then a Provident stockholder that has made a cash election with respect to 1,000 shares of Provident common stock would receive (subject to rounding) the stock consideration with respect to 45 shares of Provident common stock (1,000 & 1/22) and the cash consideration with respect to the remaining 955 shares of Provident common stock. Therefore, given the exchange ratio of 0.691, that Provident stockholder would receive 31 shares of Needham common stock and $12,415 in cash (as well as cash in lieu of fractional shares).
Conversion of Shares; Exchange of Provident Stock Certificates
Elections as to Form of Consideration
Provident stockholders, and holders of Provident restricted stock awards, will initially be mailed a form of election, including transmittal materials, at least 20 business days before the anticipated election deadline so as to permit each Provident stockholder or Provident restricted stock award holder to exercise its right to make an election prior to the election deadline. Each form of election will allow the holder to make cash or stock elections or a combination of both with respect to such holder’s shares of Provident common stock and Provident restricted stock awards. Following the initial mailing of the form of election, Needham will use all reasonable efforts to make available as promptly as possible a form of election to any holder who requests such form of election prior to the election deadline.
Unless otherwise agreed to in advance by Needham and Provident, the election deadline will be 5:00 p.m. local time (in the city in which the principal office of the exchange agent is located), on the date that Needham and Provident agree is as near as practicable to five business days prior to the expected closing date. Needham and Provident will issue a press release announcing the date of the election deadline not more than 15 business days before, and at least five business days prior to, the election deadline.
If Provident stockholders and holders of Provident restricted stock awards wish to elect the type of merger consideration they will receive in the merger, such holders should carefully review and follow the instructions that will be set forth in the form of election. Shares of Provident common stock and restricted stock awards as to which the holder has not made a valid election prior to the election deadline will be treated as though they had not made an election.
To make a valid election, each Provident stockholder and holder of Provident restricted stock awards must submit a properly completed form of election (including duly executed transmittal materials included in the form of election), together with, for stockholders only, stock certificates or an appropriate guarantee of delivery of such stock certificates as described below, so that it is received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election. Holders of Provident restricted stock awards will not be required to deliver stock certificates or an appropriate guarantee for the shares underlying such awards.
A form of election will be properly completed only if accompanied by certificates (or book-entry transfer of uncertificated shares) representing all shares of Provident common stock covered by the form of election or by an appropriate customary guarantee of delivery of such certificates, as set forth in such form of election, from a member of any registered national securities exchange, commercial bank or trust company in the United States. Holders of Provident restricted stock awards will not be required to deliver stock certificates or an appropriate guarantee for the shares underlying such awards.
Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised form of election. Additionally, any Provident stockholder and any holder of Provident restricted stock awards may revoke its election by withdrawal prior to the election deadline of its certificates or of the guarantee of delivery of such certificates that were previously deposited with the exchange agent. The holder will not be entitled to revoke or change such holder’s elections following the election deadline. As a result, if a holder has made elections, the holder will be unable to revoke its elections or sell its shares of Provident common stock during the interval between the election deadline and the date of completion of the merger. All elections will automatically be deemed revoked upon receipt by the exchange agent of written notification that Needham and Provident have terminated the merger agreement in accordance with its terms.
Shares of Provident common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares. If it is determined that any purported cash election or stock election was not properly made (none of Needham, Provident or the exchange agent being under any duty to notify any holder of any such defect), the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis. Needham, in the exercise of its reasonable, good faith discretion, will have the right to make all determinations, not inconsistent with the terms of the merger agreement, governing the validity of the forms of election and compliance by any holder with the election procedures set forth in the merger agreement.
Letter of Transmittal
As promptly as practicable after the effective time, but in no event later than five business days thereafter, the surviving corporation will cause the exchange agent to mail to each holder of record of one or more old certificates representing shares of Provident common stock immediately prior to the effective time that have been converted at the effective time into the right to receive the applicable merger consideration and that has not theretofore submitted such holder’s old certificates with a form of election, a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the old certificates will pass, only upon proper delivery of the old certificates to the exchange agent) and instructions for use in effecting the surrender of the old certificates in exchange for stock consideration and/or cash consideration and any cash in lieu of fractional shares, which the shares of Provident common stock represented by such old certificate or old certificates will have been converted into the right to receive pursuant to the merger agreement as well as any dividends or distributions to be paid pursuant to the terms of the merger agreement. From and after the effective time and completion of the proration adjustment described above under “— Proration,” upon proper surrender of an old certificate or old certificates for exchange and cancellation to the exchange agent (it being understood that no certificates shall be required to be delivered for shares of Provident common stock held in book entry at the effective time), together with such properly completed letter of transmittal or form of election, as applicable, duly executed, the holder of such old certificate or old certificates shall be entitled to receive in exchange therefor, as applicable, (i) that number of whole shares of Needham common stock representing the stock consideration which such holder of Provident common stock has the right to receive in respect of the surrendered old certificate or certificates pursuant to the merger agreement and (ii) a check or other method of cash payment representing the amount of (A) cash consideration which such holder has the right to receive in respect of the surrendered old certificate or old certificates pursuant to the merger agreement, (B) any cash in lieu of fractional shares which such holder has the right to receive in respect of the old certificate or old certificates surrendered pursuant to the merger agreement and (C) any dividends or distributions which such holder has the right to receive in respect of the surrendered old certificate or old certificates pursuant to the merger agreement, and the old certificate or old certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the stock consideration, the cash consideration, any cash in lieu of fractional shares or dividends or distributions payable to holders of old certificates.
In the event that any old certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such old certificate to be lost, stolen or destroyed and, if required by the surviving corporation or the exchange agent, the posting by such person of a bond in such amount as the surviving corporation or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such old certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed old certificate the applicable merger consideration, any cash in lieu of fractional shares and any dividends and distributions deliverable in respect thereof pursuant to the merger agreement.
After the effective time, there will be no transfers on the stock transfer books of Provident of the shares of Provident common stock that were issued and outstanding immediately prior to the effective time. If, after the effective time, old certificates representing such shares are presented for transfer to the exchange agent, they will be cancelled and exchanged for the applicable merger consideration, cash in lieu of fractional shares and dividends and distributions as provided in the merger agreement, as applicable.
Any portion of the exchange fund containing the merger consideration deposited by Needham that remains unclaimed by the stockholders of Provident for 12 months after the effective time shall be paid to Needham. Any former holders of Provident common stock who have not theretofore made an exchange pursuant to the merger agreement shall thereafter look only to Needham for payment of the applicable merger consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Needham common stock deliverable in respect of each former share of Provident common stock such holder holds as determined pursuant to the merger agreement, in each case, without any interest thereon.
None of Needham, Provident, the exchange agent or any other person will be liable to any former holder of shares of Provident common stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by former holders of shares of Provident common stock immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any governmental entity will, to the extent permitted by applicable law, become the property of the surviving corporation, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.
Withholding
Needham will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from the applicable merger consideration, any cash in lieu of fractional shares of Needham common stock, cash dividends or distributions payable pursuant to the merger agreement or any other amounts otherwise payable pursuant to the merger agreement to any holder of Provident common stock or Provident restricted stock awards, such amounts as it is required to deduct and withhold with respect to the making of such payment or distribution under the Code or any provision of state, local or foreign tax law. To the extent that amounts are so deducted or withheld by the surviving corporation or the exchange agent, as the case may be, and paid over to the appropriate governmental entity, such withheld amounts will be treated for all purposes of the merger agreement as having been paid to the holder of Provident common stock or Provident restricted stock awards in respect of which the deduction and withholding was made by the surviving corporation or the exchange agent, as the case may be.
Dividends and Distributions
No dividends or other distributions declared with respect to Needham common stock will be paid to the holder of any unsurrendered old certificate until the holder thereof will surrender such old certificate in accordance with the merger agreement. After the surrender of an old certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the stock consideration that the shares of Provident common stock, represented by such old certificate, have been converted into the right to receive.
Governing Documents
The Needham articles of incorporation and the Needham bylaws, in each case as in effect immediately prior to the effective time of the merger, will remain the Needham articles of incorporation and the Needham bylaws, following the consummation of the merger.
Treatment of Provident Equity Awards
The merger agreement provides that, as of the effective time, each option to purchase shares of Provident common stock (a “Provident stock option”) that is outstanding and unexercised immediately prior to the effective time will, automatically and without any required action on the part of the holder thereof, fully vest (to the extent not vested) and be canceled, and at the effective time, the holder will receive an amount of cash equal to the product of (i) the number of shares of Provident common stock provided for in each such Provident stock option, and (ii) the excess, if any, of (x) the per share cash equivalent consideration (as defined in the merger agreement) over (y) the exercise price of the option. Any Provident stock option for which the exercise price exceeds the per share cash equivalent consideration shall be cancelled as of the effective time without payment.
The merger agreement fully provides that, as of the effective time, each Provident stock award (other than options) subject to vesting or other time-based lapse restrictions that is outstanding and unvested immediately prior to the effective time will automatically vest and will be entitled to receive the merger consideration.
Representations and Warranties
The merger agreement contains reciprocal representations and warranties made by Provident and BankProv to Needham and by Needham and Needham Bank to Provident and BankProv relating to a number of matters, including the following:
•
corporate matters, including due organization, standing, authority, corporate power and minute books;

•
capital stock;

•
subsidiaries;

•
their authority to execute and deliver the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•
governmental filings and regulatory approvals and consents necessary to complete the merger;

•
the filing of securities and regulatory reports;

•
SEC reports and related internal controls;

•
financial statements and the absence of undisclosed liabilities;

•
absence of certain changes or events;

•
legal proceedings;

•
compliance with applicable laws;

•
material contracts and absence of defaults thereunder;

•
the absence of agreements with regulatory agencies or investigations by regulatory agencies;

•
risk management instruments;

•
broker’s fees payable in connection with the merger;

•
employee benefit matters;

•
labor and employment matters;

•
environmental matters;

•
tax matters;

•
investment securities;

•
regulatory capitalization;

•
loans, non-performing and classified assets;

•
reserves;

•
trust business and fiduciary accounts;

•
investment management and related activities;

•
repurchase agreements;

•
the Community Reinvestment Act, anti-money laundering and customer information security requirements;

•
transactions with affiliates;

•
tangible property and assets;

•
intellectual property;

•
insurance;

•
information security;

•
indemnification; and

•
questionable payments.

In addition, Provident has made other representations and warranties about itself and its subsidiaries to Needham as to certain anti-takeover provisions and this proxy statement/prospectus.
The representations and warranties in the merger agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by Needham and Provident, respectively, and (ii) qualified by the reports of Needham or Provident, as applicable, filed with the SEC since December 31, 2024, respectively, through the time prior to the execution and delivery of the merger agreement (excluding, in each case, any risk factor disclosures in the risk factor section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).
In addition, certain representations and warranties of Needham and Provident are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either Provident, Needham or Needham as the surviving entity in the merger, means any effect, circumstance, occurrence or change that (a) is material and adverse to the financial position, results of operations, or business of Needham, Provident and their respective subsidiaries, taken as a whole, or (b) which does or would materially impair the ability of Needham or Provident to perform its obligations under the merger agreement or otherwise materially impairs the ability of Needham or Provident to timely consummate the transactions contemplated by the merger agreement.
However, with respect to clause (a), a material adverse effect will not be deemed to include the impact of:
(i)
changes, after the date of the merger agreement, in banking and similar laws of general applicability or interpretations of banking and similar laws of general applicability by governmental authorities (including any measures taken with respect to any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or other directives, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the outbreaks, epidemics or pandemics relating to SARS‑CoV-2 or COVID-19);

(ii)
changes, after the date of the merger agreement, in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally;

(iii)
any modifications or changes to Provident valuation policies and practices in connection with the transactions contemplated by the merger agreement or restructuring charges taken in connection with the transactions contemplated by the merger agreement, in each case in accordance with GAAP and with Needham’s prior written consent or at the direction of Needham;

(iv)
changes, after the date of the merger agreement, in general economic or capital market conditions affecting financial institutions or their market prices generally, including, but not limited to, changes in levels of interest rates generally;

(v)
the effects of the expenses incurred by Provident or Needham in negotiating, documenting, effecting, and consummating the transactions contemplated by the merger agreement;

(vi)
any action or omission required by the merger agreement or taken, after the date of the merger agreement, by Provident with the prior written consent of Needham, and vice versa, or as otherwise expressly permitted or contemplated by the merger agreement or at the written direction of Needham;

(vii)
the public announcement of the merger agreement (including the impact of such announcement on relationships with customers or employees (including the loss of personnel subsequent to the date of the merger agreement));

(viii)
changes, after the date of the merger agreement, in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States;

(ix)
natural disasters, pandemics (including the outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, and the governmental and other responses thereto) or other force majeure events; or

(x)
a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof;

except, with respect to the first, second, fourth, eighth or ninth items above, to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

The representations and warranties in the merger agreement do not survive the effective time.
Covenants and Agreements
Conduct of Businesses Prior to the Consummation of the Merger
During the period from the date of the merger agreement to the effective time (or the earlier termination of the merger agreement), except as otherwise permitted by the merger agreement or the accompanying confidential disclosure schedules, or as may be required by law or as consented to in writing by the other party, (a) each of Provident and Needham shall, and shall cause their respective subsidiaries to: (i) conduct their business in the ordinary course in all material respects and (ii) use reasonable best efforts to maintain and preserve intact, in all material respects, its business organization and advantageous business relationships and keep available the services of their current executive officers, and (b) each of Needham and Provident shall, and shall cause their respective subsidiaries to, take no action that would reasonably be expected to adversely affect or delay the ability of either Needham or Provident to obtain any necessary approvals of any governmental authority required for the transactions contemplated by the merger agreement or to perform its respective covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis.
Additionally, prior to the effective time (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement, or with the prior written consent of Needham, and subject to additional specified exceptions, Provident will not, and will not permit any of its subsidiaries to:
•
take any action or fail to take, or adopt any resolutions of its board of directors in support of, any action that is intended or could reasonably be expected to result in (i) a material delay in the consummation of the merger or the transactions contemplated by the merger agreement, (ii) any material impediment to Provident’s ability to consummate the merger of the transactions contemplated by the merger agreement, or (iii) any of the conditions to the merger set forth in Article VII of the merger agreement not being satisfied, except, in each case, as may be required by GAAP;

•
other than in the ordinary course of business, incur modify, extend or renegotiate any indebtedness for borrowed money (other than indebtedness of Provident or any of its wholly-owned subsidiaries to Provident or any of its wholly-owned subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any wholly-owned subsidiary of Provident) (it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include the creation of deposit liabilities, issuances of letters of credit, purchases of federal funds, borrowings from the Federal Home Loan Bank or Federal Reserve, sales of certificates of deposit, and entry into repurchase agreements, in each case, on terms and in amounts consistent with past practice since December 31, 2023);

•
adjust, split, combine or reclassify any capital stock;

•
make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any Provident common stock or any securities of any Provident subsidiary, except, in each case, (A) dividends paid by any of the subsidiaries of Provident to Provident or any of Provident’s wholly-owned subsidiaries, and (B) the acceptance, withholding or net settlement of shares of Provident common stock for withholding taxes incurred in connection with the vesting or settlement of Provident equity awards and dividend equivalents thereon, if any, in each case, in accordance with the terms of the applicable award agreements;

•
grant any stock options, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any capital stock of Provident or any securities of any Provident subsidiary;

•
issue, sell, transfer, encumber or otherwise permit to become outstanding any capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, capital stock or other equity or voting securities, including any shares of Provident common stock or any securities of any Provident subsidiary or any options, warrants, or other rights of any kind to acquire any capital stock or other equity or voting securities, including any shares of Provident common stock or any securities of any Provident subsidiary, except pursuant to the exercise, vesting or settlement of Provident equity award in accordance with their terms, in each case, outstanding as of the date hereof;

•
except as required or permitted by the terms of any Provident benefit plan existing as of the date of the merger agreement:

•
enter into, adopt or terminate any Provident benefit plan or other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any related trust agreement (or similar arrangement) in respect of any current or former director, officer, or employee of Provident or any of its subsidiaries (including any plan, program, policy, agreement or arrangement that would be considered a Provident benefit plan if in effect as of the date of the merger agreement);

•
amend (whether in writing or through the interpretation of) any Provident benefit plan (including any plans, programs, policies, agreements or arrangements adopted or entered into that would be considered a Provident benefit plan if in effect as of the date hereof), other than de minimis administrative amendments in the ordinary course of business consistent with recent past practice that do not increase the cost or expense of maintaining, or increase the benefits payable under, such plan, program, policy or arrangements;

•
increase the compensation, bonus, severance, termination pay or other benefits payable to any current, prospective or former employee, officer, director, independent contractor or consultant, other than planned increases in compensation and benefits to employees in the ordinary course of business consistent with past practice as set forth in the Provident disclosure schedules;

•
pay, grant or award, or commit to pay, grant or award, any bonuses or incentive compensation, other than with respect to bonuses or incentive compensation set forth in the Provident disclosure schedules, in the ordinary course and consistent with past practice, it being understood that bonuses may be paid for any partial year and/or completed year prior to the Effective Time to the extent such bonuses are accrued for by Provident;

•
accelerate the vesting of, or otherwise deviate from the terms provided in the applicable award agreement with respect to the vesting, payment, settlement or exercisability of, any equity-based awards or other compensation;

•
become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

•
fund or provide any funding for any rabbi trust or similar arrangement;

•
provide, or commit to provide, retiree medical benefits to any person; or

•
provide new compensation of any type, other than payment of base salary and short term incentive payments permitted under the merger agreement, settlement of Provident equity awards, and provision of employee benefits, each in the ordinary course, to any “disqualified individual” to the extent such compensation would reasonably be expected (as of the date of such new compensation) to constitute an “excess parachute payment” as defined in Section 280G of the Code (after taking into account the impact of applicable permitted mitigation alternatives);

•
hire any person as an employee of Provident or any of its subsidiaries, except for at-will employees at an annual rate of salary not to exceed $150,000 or to fill vacancies that may arise from time to time in the ordinary course of business, or (ii) promote any employee except to fill vacancies that may arise in the ordinary course of business;

•
except pursuant to agreements or arrangements in effect on the date of the merger agreement and as set forth in Provident’s disclosure schedules, pay, loan, or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any officers or board members of Provident or any of its subsidiaries, or any of their immediate family members or any affiliates (as such terms are defined under the Exchange Act) or associates (as such term is defined in 17 C.F.R. § 240.12b-2) of any of its officers or directors other than compensation or business expense reimbursement in the ordinary course of business consistent with past practice since December 31, 2023;

•
sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, or other real estate owned, or cancel, release or assign any indebtedness to any person or any claims held by any person, in each case, other than in the ordinary course of business consistent with past practice since December 31, 2023 or pursuant to contracts or agreements in force at the date of the merger agreement and listed in the Provident disclosure schedules;

•
acquire all or any portion of the assets, business, deposits, or properties of any other entity except by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice since December 31, 2023, or otherwise make any material investment (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) in or of any other person or the property, deposits or assets of any other person, in each case, other than a wholly-owned subsidiary of Provident;

•
abandon, cancel, or otherwise allow to lapse or expire any material intellectual property owned by Provident or any of its subsidiaries;

•
make or commit to make any capital expenditures so long as any capital expenditures that would cause Provident’s aggregate capital expenditure budget to exceed by 5% the aggregate 2025 capital expenditure budget set forth in the Provident disclosure schedules in the aggregate, unless expenditures are reasonably necessary to maintain existing assets in good repair;

•
amend Provident’s articles of incorporation or bylaws or any equivalent document of any of Provident’s subsidiaries;

•
implement or adopt any change in its financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP, or at the written direction of a governmental authority;

•
except for transactions in the ordinary course of business, (i) terminate, materially amend or modify, or waive any material provision of, any material contract, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals in the ordinary course of business without material adverse changes to terms with respect to Provident or its subsidiaries or (ii) enter into any contract that would constitute a “material contract” for purposes of the merger agreement if it were in effect on the date of the merger agreement; provided that clause (ii) shall not apply to the entry into of any contract in connection with any action otherwise permitted by Section 5.02 of the merger agreement; further provided that nothing in this section shall prohibit Provident or any its subsidiaries from terminating the employment of any employee or terminating a consulting agreement for cause, as determined in the discretion of Provident or its respective subsidiary;

•
commit any act or omission which constitutes a material breach or default by Provident under any agreement with any governmental authority or under any material contract, lease or other material agreement or material license to which it is a party or by which it or its properties is bound or under which it or its assets, business, or operations receives benefits;

•
except for debt workouts in the ordinary course of business consistent with past practice since December 31, 2023 or except as set forth in the Provident disclosure schedules, enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Provident or any of its subsidiaries or board members or executive officers is a party or becomes a party after the date of the merger agreement, which settlement or agreement involves payment by Provident or any of its subsidiaries of an amount which exceeds $50,000 individually or $100,000 in the aggregate (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by Provident or any Provident subsidiary in respect thereof but inclusive of any amount of proceeds paid by Provident or any of its subsidiaries as a deductible or retention) and/or would impose any material restriction on the business of Provident or any of its subsidiaries; provided that, these prohibitions shall not apply to tax matters, which are governed by Section 5.02(v) of the merger agreement, or that would impose any material restriction on, or create any adverse precedent that would be material to, the business of Provident or its subsidiaries or Needham or its subsidiaries after the effective time;
•
enter into any new material line of business or file any application or make any contract or commitment with respect to the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of Provident or any of its subsidiaries;

•
enter into any derivative transaction other than in the ordinary course of business consistent with past practice;

•
materially restructure or materially change the investment securities, derivatives, wholesale funding or bank-owned life insurance portfolio of Provident or any of its subsidiaries, or the interest rate exposure of Provident or any of its subsidiaries, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, or make material investment portfolio purchases;

•
make any change to deposit pricing that is not in the ordinary course of business consistent with recent past practice;

•
take any action with respect to loans other than as permitted in the Provident disclosure schedules;

•
make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu of foreclosure; mortgage, acquire or sell any real property (other than the sale of other real estate owned properties in the ordinary course);

•
enter into, materially amend, renew or terminate (except for any renewal or termination in accordance with the terms thereof) any lease with respect to real property;

•
make outside of the ordinary course of business, change or revoke any material income tax election, change any tax accounting period, adopt or change any material tax accounting method, file any materially amended tax return, enter into any material closing agreement, settle or compromise any material liability with respect to taxes, agree to any adjustment of any material tax attribute, file any material claim for a refund of taxes, or consent to any extension (outside of the ordinary course of business) or waiver of the limitation period applicable to any tax claim or assessment;

•
knowingly take any action or fail to take any action which action or failure to act could reasonably be expected to prevent or impede the merger or the bank merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•
except for foreclosures in process as of the date of the merger agreement and disclosed in the Provident disclosure schedules, foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting an American Society for Testing and Materials E1527-21 Phase I Environmental Site Assessment of the property that satisfies the requirements of the all appropriate inquiries standard of Comprehensive Environmental Response, Compensation, and Liability Act § 101(35), 42 U.S.C. § 9601(35), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of a recognized environmental condition;

•
merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its subsidiaries;

•
compromise, resolve, or otherwise “work out” any delinquent or troubled loan, other than any loan workout in the ordinary course of business, consistent with BankProv’s current policies and procedures and past practices since December 31, 2023; or

•
agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions set forth above.

Needham has agreed that, except as expressly contemplated or permitted by the merger agreement, without Provident’s prior written consent, Needham will not, and will not permit any of its subsidiaries to undertake the following actions:
•
take any action or fail to take any action that is intended or is reasonably expected to result in (A) a material delay in the consummation of the merger or the transactions contemplated by the merger agreement, (B) any material impediment to Needham’s ability to consummate the merger or the transactions contemplated by the merger agreement, or (C) any of the conditions to the merger set forth in Article VII of the merger agreement not being satisfied except, in each case, as may be required by applicable law or GAAP;

•
amend the articles of incorporation or bylaws of Needham or any of its subsidiaries in a manner that would adversely affect the economic benefits of the merger to the holders of Provident common stock or materially and adversely affect the holders of Provident common stock relative to other holders of Needham common stock;

•
knowingly take any action or fail to take any action which action or failure to act could reasonably be expected to prevent or impede the merger or the bank merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•
adjust, split, combine or reclassify any capital stock of Needham that would adversely affect the economic benefits of the merger to the holders of Provident common stock or materially and adversely change the rights, terms or preferences of the Needham common stock or make, declare or pay any extraordinary dividend on any capital stock of Needham;

•
enter into any binding definitive agreement to acquire any other depository institution (as defined in 12 U.S.C. § 1813(c)(1)) or credit union prior to the receipt of Provident stockholder approval and all regulatory approvals required under the merger agreement;

•
sell or transfer all or substantially all of the assets of Needham or Needham Bank, merge or consolidate Needham or Needham Bank with and into any other person, or restructure, reorganize or completely or partially liquidate or dissolve Needham or Needham Bank; or

•
agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions set forth above.

Regulatory Matters
Needham and Provident have agreed to cooperate with each other and use their respective commercially reasonable efforts (i) to promptly prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and governmental authorities necessary to consummate the transactions contemplated by the merger agreement, including, all regulatory approvals and all other consents and approvals of a governmental authority required to consummate the merger (including Needham agreeing to use commercially reasonable efforts to file the requisite applications with the Federal Reserve Board and Massachusetts Commissioner of Banks within 40 days after the date of the merger agreement, (ii) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (iii) to cause the transactions contemplated by the merger agreement to be consummated as expeditiously as practicable (including by avoiding or setting aside any preliminary or permanent injunction or other order of any United States federal or state court of competent jurisdiction or any other governmental authority); provided, however, that in no event shall Needham be required to agree to any prohibition, limitation, or other requirement which would prohibit or materially limit the ownership or operation by Needham or its Subsidiaries of all or any material portion of the business or assets of Provident or any of its subsidiaries or Needham or its subsidiaries, or compel Needham or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Provident or any of its subsidiaries or Needham or any of its subsidiaries (together, the “Burdensome Conditions”). Needham and Provident have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the

Transaction and the other transactions contemplated by the merger agreement, as well as to keep each other apprised of the status of matters related to the consummation of the transactions contemplated by the merger agreement. Needham and Provident have further agreed to promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any governmental entity in connection with or affecting the transactions contemplated by the merger agreement which the other party does not attend or participate in, to the extent permitted by such governmental authority and subject to applicable law and the merger agreement.
Needham and Provident will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, trustees, officers and stockholders and such other matters as may be necessary or advisable in connection with this proxy statement/prospectus and any application, petition, or any other statement or application made by or on behalf of Needham or Provident to any governmental authority in connection with the transactions contemplated by the merger agreement. Each party shall have the right to review and approve in advance all characterizations of the information relating to it and any of its subsidiaries that appear in any filing made in connection with the transactions contemplated by the merger agreement with any governmental authority and Needham and Provident shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by the merger agreement with any governmental authority prior to its filing, in each case subject to applicable Laws relating to the exchange of information.
Provident ESOP
As soon as practicable after the date of the merger agreement, Provident will request that the trustee of the Provident ESOP (the “ESOP Trustee”) take all necessary action required by the Provident ESOP plan documents and applicable law to conduct a pass-through vote of Provident ESOP participants to direct the ESOP Trustee to vote the shares of Provident Common Stock owned by the Provident ESOP and allocated to the plan accounts of Provident ESOP participants either in favor of or against the merger (the “ESOP Vote”). Provident will further request the ESOP Trustee provide to Needham for review and comment, reasonably in advance of the ESOP Vote, but in any event within ten business days after the initial filing of this proxy statement/prospectus, all materials (including the information statement and any similar disclosure materials, frequently asked questions, and meeting slides or handouts, as applicable) proposed to be disclosed to the Provident ESOP participants in connection with the ESOP Vote. Needham shall have three business days to review and provide comments with respect to the materials to be distributed to ESOP participants with respect to the ESOP Vote.
At Needham’s request, after the vote of Provident stockholders with respect to the Merger Proposal, but in any event not later than the distribution of the form of election as contemplated by the merger agreement, Provident shall distribute to the Provident ESOP participants a form to enable each Provident ESOP participant to direct the ESOP Trustee with respect to an election to receive the cash consideration or the stock consideration. Not later than the election deadline, Provident shall direct the ESOP Trustee to deliver to Needham the election made by the Provident ESOP. The direction of elections of Provident ESOP participants and the election of the Provident ESOP shall be subject to the proration set forth in the merger agreement. Prior to the Effective Time, but after the receipt of all required approvals and, subject to the occurrence of the Closing, the Provident board of directors will terminate the Provident ESOP prior to the Closing Date.
Director and Officer Indemnification and Insurance
The merger agreement provides that, following the effective time, Needham will indemnify and hold harmless each present and former board member or officer of Provident and its subsidiaries against any costs or expenses, judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred after the effective time in connection with any claim, action, suit, proceeding or investigation whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time related to the fact that he or she was a board member or officer of Provident, or is serving on behalf of Provident.
Before the effective time, Needham must cause the surviving entity to obtain and fully pay the premium for extending Provident’s existing directors’ and officers’ liability insurance policies, in each case, for a period of at least six years from and after the effective time, and such insurance must be with an insurance carrier with the same or better credit rating and with terms and conditions that are at least as favorable to Provident’s current policies. However, Needham is not required to spend annually more than 300% of the current annual premium paid as of the date of the merger agreement by Provident for such insurance.
Certain Additional Covenants
The merger agreement also contains mutual covenants relating to the preparation of this document, access to information of the other company, public announcements with respect to the transactions contemplated by the merger agreement, notification of certain changes, board packages and director resignations, litigation, information systems conversion, coordination of agreements by Provident and coordination of dividends, de-listing of Provident common stock from Nasdaq, allowing Needham access to Provident’s customers and suppliers and to conduct environmental assessments of certain real property owned by Provident and certain reporting requirements of individuals affiliated with Provident under Section 16(a) of the Exchange Act.
Employee Benefits Matters
Benefit Plans
Under the merger agreement, Needham will provide, for the one-year period following the effective time, to each Provident employee who becomes an employee of Needham as of the effective time and who was not an executive officer of Provident immediately prior to the effective time (the “Continuing Employees”), (i) annual base salary or base wages (as applicable) at least equal to the level that was provided to each such Continuing Employee as of immediately prior to the effective time, and (ii) employee benefits that are no less favorable than those benefits provided to similarly situated Needham employees. Under the merger agreement, Provident employees whose positions have been or could reasonably be expected to be eliminated as a consequence of the merger will be given the opportunity to apply and be considered for any open position at Needham for which they are qualified, as if they were internal candidates of Needham. In addition, Continuing Employees who experience a qualifying termination of employment within one year following the Effective Time and who are not otherwise covered by a contractual severance arrangement would be eligible, subject to the execution of a release of claims in favor of Needham, for severance benefits paid in a lump sum, and medical and dental coverage equal to the amount determined pursuant to the Provident disclosure schedules.
With respect to the comparable Needham benefit plan that a Continuing Employee is eligible to participate in, for purposes of determining eligibility to participate, vesting, entitlement to benefits and vacation entitlement (but not for accrual of benefits under any Needham defined benefit pension plan, the minimum number of hours required during a plan year to receive an allocation under Needham’s employee stock ownership plan; for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits; treatment of equity awards granted by Needham, or if benefits would result in duplication), service by a Continuing Employee with Provident prior to the effective time will be recognized under the comparable Needham benefit plan, subject to the terms specified in the merger agreement.
Under the merger agreement, Needham and Provident intend to identify certain Continuing Employees who will be entitled to receive a retention bonus from Needham in the event such employee remains an employee of Needham as of the effective time and through a post-closing date determined by Needham (which will not be more than one year after the effective time).
Stockholder Approval; Board Recommendation
Provident has agreed in the merger agreement to call a meeting of its stockholders for the purpose of obtaining the approval of the merger agreement by the holders of at least a majority of the shares of Provident common stock entitled to vote (the “requisite Provident vote”), and to use reasonable best efforts to cause the meeting to occur as soon as reasonably practicable after the SEC declares effective the registration statement of which this proxy statement/prospectus is a part. Provident and its board of directors have agreed to use their reasonable best efforts to obtain from Provident stockholders the vote required to approve the adoption of the merger agreement, including by communicating to Provident stockholders the Provident board recommendation that stockholders adopt the merger agreement (the “board recommendation”) Provident has agreed that Provident and its board of directors will not withhold, withdraw, amend, or modify their recommendation in any manner adverse to Needham.
However, subject to certain termination rights described in “— Termination of the Merger Agreement” on page 92 of this proxy statement/prospectus below, if the Provident board of directors, in response to a material event, fact, circumstance, development or occurrence which is unknown and not reasonably foreseeable to or by the board of directors of Company as of the date of the merger agreement, subject to exceptions set forth in the merger agreement, or in response to an unsolicited bona fide written acquisition proposal Provident, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would be reasonably likely to result in a violation of its fiduciary duties under applicable law to make or continue to make the Provident board of directors’ recommendation, then, prior to the receipt of the requisite vote, the board of directors may withhold or withdraw or modify or qualify in a manner adverse to Needham such recommendation (a “recommendation change”) and submit the merger agreement to its stockholders without recommendation and may communicate the basis for its lack of a recommendation to its stockholders to the extent required by law, provided that (i) it gives the other party at least four business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an acquisition proposal, the latest material terms and conditions and the identity of the third party in any such acquisition proposal, or any amendment or modification thereof, or a description in reasonable detail of such other event or circumstances) and (ii) at the end of such notice period, it takes into account any amendment or modification to the merger agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, it determines in good faith that it would nevertheless be reasonably likely to result in a violation of its fiduciary duties under applicable law to make or continue to make the board recommendation. Any material amendment to any acquisition proposal will require a new notice period.
Provident must adjourn or postpone the Provident stockholders meeting if there are insufficient shares of Provident common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Provident has not received proxies representing a sufficient number of shares necessary to obtain the requisite Provident vote. Provident will only be required to adjourn or postpone the Provident special meeting two times, for aggregate adjournments or postponements not exceeding 60 calendar days, with any further adjournments or postponements of the special meeting requiring the prior written consent of the other party. Notwithstanding any recommendation change by the Provident board of directors, but subject to the obligation to adjourn or postpone such meeting as described in the immediately preceding sentence, unless the merger agreement has been terminated in accordance with its terms, Provident is required to convene a meeting of its stockholders, and to submit the Merger Proposal to a vote of such stockholders.
No Solicitation of Alternative Transactions
Provident has agreed in the merger agreement that it will, and will cause each of its subsidiaries and will cause their and their respective representatives to, immediately cease, any discussions or negotiations with any parties conducted prior to the date of the merger agreement with respect to any acquisition proposal.
Provident has also agreed that following the execution of the merger agreement, it will not, and will cause each of its subsidiaries and their respective directors, officers, agents, advisors and representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage any inquiry with respect to an acquisition proposal, (ii) participate or engage in any negotiations with any person with, or furnish any nonpublic information relating to any acquisition proposal, or (iii) engage or participate in any discussions with any person regarding any acquisition, (except, in each case, to notify a person that has made or, to the knowledge of such party, is making inquiries with respect to, or is considering making, an acquisition proposal, of the existence of such duties).
For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer, inquiry or proposal relating to, or any third-party indication of interest in, (a) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of Provident and its subsidiaries or 20% or more of any class of equity or voting securities of Provident or its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Provident, (b) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of Provident or its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Provident, or (c) a merger, consolidation, share exchange or other business combination, reorganization or similar transaction involving Provident or its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Provident.
However, in the event that after the date of the merger agreement and prior to the receipt of the requisite Provident vote, Provident receives an unsolicited bona fide written acquisition proposal, it may, and may permit its subsidiaries and its and their subsidiaries’ officers, directors, agents, advisors and representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that the Provident board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that such acquisition proposal is reasonably likely to lead to a superior proposal and failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under applicable law; provided that, prior to or concurrently with providing any such nonpublic information permitted to be provided, Provident will provide such information to Needham, and will enter into a confidentiality agreement with such third party on terms no less favorable to it than the confidentiality agreement between Needham and Provident, and such confidentiality agreement may not provide such person with any exclusive right to negotiate with Provident.
Provident has also agreed to promptly (and, in any event, within one business day) advise Needham, following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to a superior proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or acquisition proposal), and will keep Needham reasonably apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or acquisition proposal. Provident will also use its reasonable best efforts, subject to applicable law and the fiduciary duties of the Provident board of directors, to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party in accordance with the terms thereof.
For purposes of the merger agreement, a “superior proposal” means, any unsolicited bona fide written acquisition proposal with respect to more than 50% of the outstanding shares of capital stock of Provident or substantially all of the assets of Provident that is (a) on terms which the board of directors of Provident determines in good faith (after taking into account all the terms and conditions of the acquisition proposal and the merger agreement (including any proposal by Needham to adjust the terms and conditions of the merger agreement), including any break-up fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the person making such proposal to obtain financing for such acquisition proposal), after consultation with its financial advisor, to be more favorable from a financial point of view to Provident’s stockholders than the transactions contemplated by the merger agreement, (b) that constitutes a transaction that, in the good faith judgment of the board of directors of Provident, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory, and other aspects of the proposal, and (c) for which financing, to the extent required, is then committed pursuant to a written commitment letter.
Conditions to Complete the Merger
The obligations of Provident and Needham to complete the merger are subject to the fulfillment or waiver if legally permitted (except for the conditions set forth in the first five bullets below, which may not be waived in any circumstance) of mutual conditions, including:
•
the requisite Provident vote having been obtained;

•
the receipt and effectiveness of all regulatory approvals, registrations and consents and the expiration or termination of all waiting periods required to complete the merger;

•
the absence of any judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated by the merger agreement, as well as the absence of any statute, rule, regulation, order, injunction or decree in effect by any court or other governmental authority that prohibits or makes illegal the consummation of any of the transactions contemplated by the merger agreement;

•
the effectiveness of the registration statement of which this proxy statement/prospectus is a part, with respect to the Needham common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC or any other governmental authority for that purpose;

•
the authorization for listing on Nasdaq of the shares of Needham common stock issuable pursuant to the merger, subject to official notice of issuance;

•
the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);

•
the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect);

•
confirmation that no burdensome conditions exist with respect to any regulatory approvals required for consummation of the merger; and

•
receipt by such party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither Needham nor Provident can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.
Termination of the Merger Agreement
The merger agreement can be terminated at any time prior to consummation of the merger, whether before or after the receipt of the requisite Provident vote, by the mutual consent of Needham and Provident, or in the following circumstances:
•
by either Needham or Provident, if its board of directors determines by a majority vote of the members of its entire board of directors, if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•
by either Needham or Provident (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Provident, in the case of a termination by Needham, or Needham, in the case of a termination by Provident, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within 30 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the end date);

•
by either Needham or Provident if the merger has not been completed on or before June 5, 2026, unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•
by either Needham or Provident (provided Provident is not in material breach of its obligations related to non-solicitation of acquisition proposals or the Provident stockholder approval and board recommendation), if the approval of the Merger Proposal is not obtained because of the failure to obtain the required vote at the Provident special meeting; or

•
by Needham, if, prior to the requisite Provident vote being obtained, Provident or the Provident board of directors (a) withholds, withdraws, modifies or qualifies in a manner adverse to Needham the Provident board of directors’ recommendation, (b) fails to make the Provident board of directors’ recommendation in this proxy statement/prospectus, (c) adopts, approves, recommends or endorses an acquisition proposal or publicly announces an intention to adopt, approve, recommend, or endorse an acquisition proposal, (d) fails to publicly and without qualification (i) recommend against any acquisition proposal for Provident or (ii) reaffirm the Provident board of directors’ recommendation, in each case within ten business days (or such fewer number of days as remains prior to the Provident special meeting) after an acquisition proposal for Provident is made public or any request by Needham or (e) materially breaches the provisions of the merger agreement requiring the Provident board of directors to recommend approval of the merger and the merger agreement to Provident stockholders, or the provisions of the merger agreement prohibiting solicitation by Provident.

Termination Fee
Provident will pay Needham a termination fee equal to $8.5 million in cash (the “Termination Fee”) if the merger agreement is terminated in the following circumstances:
•
in the event that the merger agreement is terminated by Needham pursuant to the fifth bullet set forth under “— Termination of the Merger Agreement” above. In such case, the Termination Fee must be paid to Needham within three business days of the date of termination; or

•
in the event, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the Provident board of directors or Provident’s senior management or has been made directly to the Provident stockholders generally, or any person has publicly announced (and not withdrawn at least two business days prior to the Provident special meeting) an acquisition proposal with respect to Provident, and (i) (a) thereafter the merger agreement is terminated by either Needham or Provident because (1) the merger has not been completed prior to June 5, 2026, as that date may be extended by mutual agreement of Needham and Provident, and Provident has not obtained the requisite Provident vote or (2) Provident has not received the requisite Provident vote as a result of the failure to obtain such vote at the Provident special meeting or (b) thereafter the merger agreement is terminated by Needham pursuant to the second bullet set forth under “— Termination of the Merger Agreement” above, and (ii) prior to the date that is 12 months after the date of such termination, Provident enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “20%” will instead refer to “50%.” In such case, the Termination Fee must be paid to Needham on the earlier of the date Provident enters into such definitive agreement and the date of consummation of such transaction.

Effect of Termination
If the merger agreement is terminated, it will become void and have no effect, except that none of the parties will be relieved or released from any liabilities or damages arising out of its fraud or any willful breach of any provision of the merger agreement; provided that in no event will a party be liable for any punitive damages. For purposes of the merger agreement, “willful breach” means a deliberate and willful act or a deliberate and willful failure to act, in each case, which action or failure to act (as applicable) occurs with the knowledge (actual or constructive) that such act or failure to act constitutes or would result in, or would be reasonably expected to result in, a material breach of the merger agreement, and which in fact does cause a material breach of the merger agreement.
Waiver or Amendment of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite Provident vote, except that after the receipt of the requisite Provident vote, there may not be, without further approval of Provident stockholders, as applicable, any amendment of the merger agreement that requires such further approval under applicable law.
At any time prior to the effective time, each of the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties, waive any inaccuracy in the representations and warranties of the other parties contained in the merger agreement or in any document delivered by such other parties pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement, except that after the receipt of the requisite Provident vote, there may not be, without further approval of Provident stockholders, any extension or waiver of the merger agreement or any portion thereof that requires such further approval under applicable law.
Fees and Expenses
Except as otherwise described above, each party will bear all expenses incurred by it in connection with the merger agreement and the transactions it contemplates, including fees and expenses of its own financial consultants, accountants and legal counsel, provided that nothing contained in the merger agreement shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s willful breach of any provision of the merger agreement.
Governing Law
The merger agreement is governed by and will be construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to any applicable conflicts of law principles.

VOTING AGREEMENTS
The following section summarizes material provisions of the separate voting agreements (each, a “voting agreement”), dated as of June 5, 2025, between Needham and each of Provident’s directors and executive officers. A form of the voting agreements is attached to this proxy statement/prospectus as Annex C and is incorporated by reference herein, and qualifies the following summary in its entirety. The rights and obligations of parties to the voting agreements are governed by the voting agreement and not by this summary or any other information contained in or incorporated by reference into this proxy statement/prospectus. Provident stockholders are urged to read the form of voting agreement carefully and in its entirety, as well as this proxy statement/prospectus and the information incorporated by reference into this proxy statement/prospectus, before making any decisions regarding the proposals.
Pursuant to the separate voting agreements between Needham and each of the Provident directors and executive officers, which were executed concurrently with the execution of the merger agreement, the directors and executive officers of Provident agreed, with respect to shares of Provident common stock they beneficially own and have sole voting power to:
•
restrict their ability to sell, transfer, pledge, assign or dispose of their shares of Provident common stock during the term of the voting agreement;

•
appear at the Provident stockholder meeting or otherwise cause their shares of Provident common stock to be counted as present at the stockholder meeting for purposes of calculating a quorum;

•
vote their shares of Provident common stock in favor of approval of the Merger Proposal;

•
vote their shares of Provident common stock against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty, or other obligation or agreement, of Provident contained in the merger agreement or of the director or executive officer contained in his or her respective voting agreement; and

•
vote their shares of Provident common stock against any acquisition proposal, as defined in the merger agreement, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the consummation of the merger or the transactions contemplated by the merger agreement.

The voting agreements were executed as a condition of Needham’s willingness to enter into the merger agreement.
On the record date of July 21, 2025, these directors and executive officers beneficially owned and had the sole power to vote an aggregate of 486,523 shares, which they have agreed to vote in favor of the merger agreement at the Provident stockholder meeting. These shares represent approximately 2.74% of the outstanding shares of Provident common stock.
No separate consideration was paid to any of the directors or executive officers for entering into these voting agreements. However, the directors and executive officers of Provident may be deemed to have interests in the merger as directors and executive officers that are different from or in addition to those of other Provident stockholders. See the section titled “The Merger — Interests of Provident’s Executive Officers and Directors in the Merger” beginning on page 65 of this proxy statement/prospectus for a complete description of these interests.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following section describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Provident common stock. This discussion addresses only those U.S. holders that hold their Provident common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all of the U.S. federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules, such as, for example
•
financial institutions;

•
insurance companies;

•
retirement plans;

•
individual retirement and other tax-deferred accounts;

•
mutual funds;

•
persons subject to the alternative minimum tax provisions of the Code;

•
entities treated as partnerships or other flow- through entities for U.S. federal income tax purposes or investors in such partnerships or other flow-through entities;

•
tax-exempt organizations or government organizations;

•
dealers or brokers in securities or foreign currencies;

•
controlled foreign corporations or passive foreign investment companies;

•
traders in securities that elect to use a mark to market method of accounting;

•
regulated investment companies, real estate investment trusts and regulated mortgage investment conduits;

•
certain former U.S. citizens or long-term residents of the United States;

•
persons that immediately before the merger actually or constructively own at least five percent of Provident common stock (by vote or value);

•
persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement;

•
persons that hold Provident common stock as part of a straddle, hedge, constructive sale or conversion transaction; or

•
persons who acquired their shares of Provident common stock through the exercise of an employee stock option or otherwise as compensation, through the exercise of warrants, or through a tax-qualified retirement plan.

In addition, this discussion does not address the tax consequences of the merger to holders of Provident stock other than U.S. holders.
The following discussion is based upon the Code, its legislative history, Treasury regulations promulgated pursuant to the Code and published rulings and decisions, all as currently in effect as of the date of this proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to U.S. federal income tax, and any tax consequences arising under the unearned income Medicare contribution tax, are not addressed in this discussion.
For purposes of this discussion, the term “U.S. holder” means a Beneficial Owner of Provident common stock that is:
•
an individual U.S. citizen or resident, as determined for U.S. federal income tax purposes;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•
a trust that is a U.S. resident trust for U.S. federal income tax purposes, i.e., a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and the control over all substantial decisions of such trust is vested in one or more U.S. persons or (ii) such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes; or

•
an estate the income of which is subject to U.S. federal income tax regardless of its source.

The following discussion is a summary of material U.S. federal income tax consequences of the merger under current law. This discussion is not intended to be tax advice to any particular holder of Provident common stock. Tax matters regarding the merger are complicated, and the tax consequences of the merger to each Provident stockholder will depend on the stockholder’s particular situation. Provident stockholders are urged to consult their tax advisers as to the particular tax consequences of the merger to them, including the application and effect of state, local, federal, foreign and other tax laws.
Tax Consequences of the Merger Generally
Needham and Provident have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and it is anticipated that it will qualify as such. It is a condition to Needham’s obligation to complete the merger that Needham receive an opinion of its legal counsel, Nutter, McClennen & Fish, LLP , dated as of the closing date of the merger, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Provident’s obligation to complete the merger that Provident receive an opinion of its legal counsel, Luse Gorman, PC, dated as of the closing date of the merger, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on, among other things, certain facts, assumptions, representations, warranties and covenants, including those contained in the merger agreement and in letters and certificates provided by Provident and Needham. If any of the facts, assumptions, representations, warranties or covenants upon which the opinions are based are inaccurate or inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. None of the tax opinions given in connection with the merger, or the opinions described below, will be binding on the Internal Revenue Service. Neither Needham nor Provident has requested or intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below.
Based on their opinions that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, it is the opinion of Luse Gorman, PC and Nutter, McClennen & Fish, LLP that the material U.S. federal income tax consequences of the merger will be as follows:
Exchange of Provident Common Stock Solely for Cash.   The exchange of shares of Provident common stock solely for cash generally will result in the recognition of gain or loss equal to the difference, if any, between the amount of cash received and the U.S. holder’s adjusted tax basis in the shares of Provident common stock surrendered in exchange for the cash. Such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period with respect to the Provident common stock surrendered is more than one year at the effective time of the merger. Long-term capital gains of certain non-corporate holders, including individuals, generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. If a U.S. holder acquired different blocks of shares of Provident common stock at different times or different prices, such U.S. holder must determine his, her or its adjusted tax basis and holding period separately with respect to each block of Provident common stock. In certain circumstances, if a U.S. holder actually or constructively owns Needham common stock after the transactions, the cash consideration received could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such U.S. holder may have dividend income up to the amount of the cash consideration received. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a U.S. holder, including the application of certain constructive ownership rules, U.S. holders that actually or constructively own Needham common stock at the effective time of the merger should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances. U.S. holders electing to receive solely cash consideration in the transactions may be subject to proration (as described in the section titled “The Merger Agreement — Merger Consideration — Proration.”), which may result in the receipt of a portion of the merger consideration in the form of Needham common stock, in addition to cash. See “— Exchange of Provident Common Stock for Cash and Needham Common Stock” for a general description of the U.S. federal income tax considerations to U.S. holders of the receipt of stock consideration and cash consideration.
Exchange of Provident Common Stock Solely for Needham Common Stock.   If, pursuant to the transactions, a U.S. holder exchanges all of the U.S. holders shares of Provident common stock solely for shares of Needham common stock, that U.S. holder generally will not recognize any gain or loss, except with respect to cash received in lieu of a fractional share of Needham common stock (as discussed in “— Cash in Lieu of a Fractional Shares”). The aggregate adjusted tax basis in the shares of Needham common stock received in the transactions (including fractional shares deemed received and redeemed as described in “— Cash in Lieu of a Fractional Shares”) will be equal to the aggregate adjusted tax basis of the shares of Provident common stock surrendered in exchange for Needham common stock, and the holding period of the shares of Needham common stock received in the transactions (including fractional shares deemed received and redeemed as described in “— Cash in Lieu of a Fractional Shares”) will include the holding period of the shares of Provident common stock surrendered in exchange for Needham common stock. If a U.S. holder acquired different blocks of shares of Provident common stock at different times or different prices, such U.S. holder should consult the U.S. holder’s tax advisor as to the determination of the tax bases and holding periods of the Needham common stock received in the transactions.
U.S. holders electing to receive solely stock consideration in the transactions may be subject to proration (as described in the section titled “The Merger Agreement — Merger Consideration — Proration”), which may result in the receipt of a portion of the merger consideration in cash consideration, in addition to the stock consideration. See “— Exchange of Provident Common Stock for Cash and Needham Common Stock” for a general description of the U.S. federal income tax considerations to U.S. holders of the receipt of stock consideration and cash consideration.
Exchange of Provident Common Stock for Cash and Needham Common Stock.   A U.S. holder who receives a combination of Needham common stock and cash (other than cash in lieu of a fractional share of Needham common stock) pursuant to the transactions generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the sum of the amount of the cash (other than cash in lieu of a fractional share of Needham common stock) and the fair market value of the Needham common stock received, minus that U.S. holder’s adjusted tax basis in his, her or its shares of Provident common stock surrendered in exchange therefor and (ii) the amount of cash received.
If a U.S. holder acquired different blocks of shares of Provident common stock at different times or different prices, any gain or loss may be determined separately for each block of shares and such U.S. holder’s basis and holding period in his, her or its shares of Needham common stock may be determined with reference to each block of shares of Provident common stock. Any such U.S. holder should consult the U.S. holder’s tax advisor regarding the manner in which the cash consideration and stock consideration should be allocated among different blocks of shares of Provident common stock surrendered, including the ability to identify specific shares of Provident common stock exchanged for the cash consideration, and the determination of the tax bases and holding periods of the shares of Needham common stock received.
Any recognized gain generally will be long-term capital gain if the U.S. holder’s holding period with respect to the shares of Provident common stock surrendered in the exchange is more than one year at the effective time. Long-term capital gains of certain non-corporate holders, including individuals, generally are subject to U.S. federal income tax at preferential rates. In certain circumstances, if a U.S. holder actually or constructively owns Needham common stock at the effective time of the merger, the recognized gain could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends upon the particular circumstances of a U.S. holder, including the application of certain constructive ownership rules, U.S. holders that actually or constructively own Needham common stock at the effective time of the merger should consult their tax advisors regarding the potential application of the foregoing rules to their particular circumstances.
The aggregate tax basis of the Needham common stock received in the transaction (including fractional shares deemed received and redeemed as described in “— Cash in Lieu of a Fractional Shares”) will be equal to the aggregate adjusted tax basis of the shares of Provident common stock surrendered in the exchange, reduced by the amount of cash consideration received by the U.S. holder (excluding any cash in lieu of a fractional share) and increased by the amount of gain (regardless of whether such gain is classified as capital gain or dividend income, as discussed above, but excluding any gain recognized with respect to cash in lieu of a fractional share), if any, recognized by the U.S. holder in the exchange. The holding period of the

Needham common stock received in the transactions (including fractional shares deemed received and redeemed as described below) will include the holding period of the shares of Provident common stock surrendered in the exchange.
Cash in Lieu of Fractional Shares.   Provident stockholders who receive cash in lieu of a fractional share of Needham common stock in the merger generally will be treated as having received such fractional share in the merger and then having sold such fractional share for cash. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the basis in the fractional share (determined as set forth above). Such gain or loss generally will be capital gain or loss and will be long- term capital gain or loss if the stockholder’s holding period for such fractional share (including the holding period of the shares of Provident common stock surrendered in exchange therefor) exceeds one year at the effective time of the merger. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
Information Reporting and Backup Withholding
Provident stockholders generally will be subject to information reporting and, under certain circumstances, U.S. federal backup withholding (currently at a rate of 24%), on cash received pursuant to the merger. Backup withholding will not apply, however, to Provident stockholders who (i) furnish a correct taxpayer identification number, certify that they are not subject to backup withholding and otherwise comply with all the applicable requirements of the backup withholding rules; or (ii) provide proof that they are otherwise exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Provident stockholder’s U.S. federal income tax liability, provided that the Provident stockholder timely furnishes the required information to the Internal Revenue Service.
THE PRECEDING DISCUSSION IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER UNDER CURRENT LAW AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX CONSEQUENCES RELEVANT THERETO. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND ANY PROPOSED CHANGES TO APPLICABLE TAX LAWS.

INFORMATION ABOUT THE COMPANIES
NEEDHAM
NB Bancorp, Inc. is a Maryland corporation and bank holding company that was incorporated in June 2023 for the purpose of becoming the registered bank holding company for Needham Bank upon the consummation of the mutual to stock conversion of NB Financial, MHC, the Bank’s former mutual holding company. NB Bancorp, Inc. is registered with the Federal Reserve Board as a bank holding company under the Bank Holding Company Act.
Needham Bank is a Massachusetts-chartered cooperative bank, headquartered in Needham, Massachusetts, and organized in 1892. Needham Bank’s deposits are insured by the Deposit Insurance Fund of the FDIC up to applicable limits. Needham Bank is subject to extensive regulation by the Massachusetts Division of Banks, as its chartering agency, and by the Federal Reserve Board, its primary federal regulator. Needham Bank offers a broad range of personal, business, and commercial banking products and services as well as wealth management and investment services through an expansive network of bank branches and offices, located primarily in the Greater Boston metropolitan area and surrounding communities in Massachusetts, eastern Connecticut, southern New Hampshire and Rhode Island.
At March 31, 2025, Needham had total consolidated assets of approximately $5.24 billion, net loans of approximately $4.43 billion, total deposits of approximately $4.33 billion, and total stockholders’ equity of approximately $739.6 million.
You can find more information about Needham in Needham’s filings with the SEC referenced in the sections in this document titled “Where You Can Find More Information” on page 117 and “Incorporation of Certain Documents by Reference” on page 118 of this proxy statement/prospectus.
PROVIDENT
Provident Bancorp, Inc. (NASDAQ: PVBC) is the parent company of BankProv, Amesbury, Massachusetts. Provident Bancorp’s executive offices are located at 5 Market Street, Amesbury, Massachusetts 01913, and the telephone number is (877) 487-2977. Provident Bancorp is subject to regulation and examination by the Federal Reserve Board and the Massachusetts Commissioner of Banks.
BankProv, founded in 1828, offers both traditional and innovative banking solutions to its commercial and consumer customers though its main office, in Amesbury, Massachusetts, as well as two branch offices in Northeastern Massachusetts, three branch offices in Southeastern New Hampshire and one branch located in Bedford, New Hampshire. The Bank also has a loan production office in Ponte Vedra, Florida. BankProv’s primary lending and deposit-gathering area encompasses the Seacoast Region of Northeastern Massachusetts, Southeastern New Hampshire and Southern Maine and extends to Concord and Manchester in Central New Hampshire. However, the Bank also receives deposits from business customers who are located nationwide in addition to making mortgage warehouse and enterprise value loans nationwide. BankProv is subject to regulation and examination by the Massachusetts Commissioner of Banks and the FDIC.
At March 31, 2025, Provident had total consolidated assets of approximately $1.55 billion, total loans of approximately $1.33 billion, total deposits of approximately $1.18 billion and total stockholders’ equity of approximately $234.0 million.
You can find more information about Provident in Provident’s filings with the SEC referenced in the sections in this document titled ‘‘Where You Can Find More Information’’ on page 117 and ‘‘Incorporation of Certain Documents by Reference’’ on page 118 of this proxy statement/prospectus.

DESCRIPTION OF NEEDHAM’S CAPITAL STOCK
General
NB Bancorp, Inc. (“NB Bancorp”) is authorized to issue 120,000,000 shares of common stock, par value of $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. All of our shares of common stock are duly authorized, fully paid and nonassessable.
Common Stock
Dividends.   NB Bancorp can pay dividends on its common stock if, after giving effect to the distribution, it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business and its total assets exceed the sum of its liabilities and the amount needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference in the event of dissolution. The holders of common stock of NB Bancorp are entitled to receive and share equally in dividends as may be declared by our Board of Directors out of funds legally available therefor. If we issue shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.
Voting Rights.   The holders of our common stock have exclusive voting rights in NB Bancorp. They elect our Board of Directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the Board of Directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the outstanding shares of our common stock, however, is not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If we issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Amendments to the articles of incorporation generally require a two-thirds vote, and certain amendments require an 80% stockholder vote.
Liquidation.   In the event of any liquidation, dissolution or winding up of Needham Bank, NB Bancorp, as the holder of 100% of Needham Bank’s capital stock, would be entitled to receive all assets of Needham Bank available for distribution, after payment or provision for payment of all debts and liabilities of Needham Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to “Eligible Account Holders” and “Supplemental Eligible Account Holders” (as defined in the Plan of Conversion of NB Financial, MHC). In the event of liquidation, dissolution or winding up of NB Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of NB Bancorp available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.
Preemptive Rights.   Holders of our common stock are not entitled to preemptive rights with respect to any shares that may be issued, unless such preemptive rights are approved by the Board of Directors. The common stock is not subject to redemption.
Preferred Stock
None of the shares of NB Bancorp’s authorized preferred stock are outstanding. Preferred stock may be issued with preferences and designations as our Board of Directors may from time to time determine. Our Board of Directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.
NB Bancorp’s Articles of Incorporation and Bylaws
NB Bancorp’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of stockholders that might discourage future takeover attempts. As a result,

stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the Board of Directors or management of NB Bancorp more difficult.
Directors.   The Board of Directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors is elected annually. Thus, it would take at least two annual elections to replace a majority of our directors. The bylaws establish qualifications for board members, including restrictions on affiliations with competitors of Needham Bank and prior legal or regulatory violations and a requirement that board members maintain residence within a County or any County contiguous to any County in which Needham Bank has an office for a period of at least one year immediately before his or her nomination or appointment to the Board of Directors. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the Board of Directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.
Evaluation of Offers.   The articles of incorporation of NB Bancorp provide that its Board of Directors, when evaluating a transaction that would or may involve a change in control of NB Bancorp (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of NB Bancorp and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:
•
the economic effect, both immediate and long-term, upon NB Bancorp’s stockholders, including stockholders, if any, who do not participate in the transaction;

•
the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, NB Bancorp and its subsidiaries and on the communities in which NB Bancorp and its subsidiaries operate or are located;

•
whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of NB Bancorp;

•
whether a more favorable price could be obtained for NB Bancorp’s stock or other securities in the future;

•
the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of NB Bancorp and its subsidiaries;

•
the future value of the stock or any other securities of NB Bancorp or the other entity to be involved in the proposed transaction;

•
any antitrust or other legal and regulatory issues that are raised by the proposal;

•
the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

•
the ability of NB Bancorp to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations. the economic effect, both immediate and long-term, upon NB Bancorp’s stockholders, including stockholders, if any, who do not participate in the transaction.

If the Board of Directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.
Restrictions on Call of Special Meetings.   The bylaws provide that special meetings of stockholders can be called by only the President, the Chief Executive Officer, the Chairperson of the Board or by the

Board of Directors, or the Secretary upon the written request of stockholders entitled to cast a majority of all votes entitled to vote at the meeting.
Prohibition of Cumulative Voting.   The articles of incorporation prohibit cumulative voting for the election of directors.
Limitation of Voting Rights.   The articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit; provided that such 10% limit shall not apply if a majority of the unaffiliated directors approve the acquisition of shares in excess of the 10% limit prior to such acquisition.
Restrictions on Removing Directors from Office.   The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of capital stock of NB Bancorp entitled to vote generally in the election of directors (after giving effect to the limitation on voting rights discussed above in “— Limitation of Voting Rights”), voting together as a single class.
Authorized but Unissued Shares.   NB Bancorp has authorized but unissued shares of common and preferred stock. The articles of incorporation authorize 1,000,000 shares of serial preferred stock. NB Bancorp is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such shares. In addition, the articles of incorporation provide that a majority of the whole board may, without action by the stockholders, amend the articles of incorporation to increase or decrease the aggregate number of shares of stock of any class or series that NB Bancorp has the authority to issue. In the event of a proposed merger, tender offer or other attempt to gain control of NB Bancorp that the board of directors does not approve, it would be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of NB Bancorp
Amendments to Articles of Incorporation and Bylaws.   Except as provided under “— Authorized but Unissued Shares,” above, regarding the amendment of the articles of incorporation by the Board of Directors to increase or decrease the number of shares authorized for issuance, or as otherwise allowed by law, any amendment to the articles of incorporation must be approved by our Board of Directors and also by two-thirds of the outstanding shares of our voting stock (or a majority of the outstanding shares of our voting stock if the amendment is approved by two-thirds of our board of directors); provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:
(i)
The limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

(ii)
The division of the board of directors into three staggered classes;

(iii)
The ability of the board of directors to fill vacancies on the board;

(iv)
The requirement that at least a majority of the voting power of the stockholders must vote to remove directors, and can only remove directors for cause;

(v)
The ability of the board of directors to amend and repeal the bylaws and the required stockholder vote to amend or repeal the bylaws;

(vi)
The ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire NB Bancorp;

(vii)
The authority of the board of directors to provide for the issuance of preferred stock;

(viii)
The validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;

(ix)
The number of stockholders constituting a quorum or required for stockholder consent;

(x)
The provision regarding stockholder proposals and nominations;

(xi)
The indemnification of current and former directors and officers, as well as employees and other agents, by NB Bancorp;

(xii)
The limitation of liability of officers and directors to NB Bancorp for money damages; and

(xiii)
The provision of the articles of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the articles of incorporation set forth in (i) through (xii) of this list and the provisions related to amendment of the articles of incorporation.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of the total number of directors that NB Bancorp would have if there were no vacancies on the board of directors or by the stockholders by the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors (after giving effect to the limitation on voting rights discussed above in “— Limitation of Voting Rights”).
Maryland Corporate Law
Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as: (i) any person who beneficially owns 10% or more of the voting power of a corporation’s voting stock after the date on which NB Bancorp had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of NB Bancorp at any time after the date on which NB Bancorp had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of NB Bancorp. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.
After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of NB Bancorp and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of NB Bancorp and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of NB Bancorp other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if NB Bancorp’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
Change in Control Regulations
Under the Change in Bank Control Act, no person may acquire control of an insured bank or its parent holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. In addition, federal regulations provide that no company may acquire control of a bank without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board.
Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company’s directors, or a determination by the Federal Reserve Board that the acquirer has the power to direct, or directly or indirectly exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a bank holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as is the case with NB Bancorp, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934. Federal Reserve Board regulations provide that parties seeking to rebut control will be provided an opportunity to do so in writing.
Benefit Plans
In addition to the provisions of NB Bancorp’s articles of incorporation and bylaws described above, benefit plans of NB Bancorp and Needham Bank that may authorize the issuance of equity to its board of directors, officers and employees contain or may contain provisions which also may discourage hostile takeover attempts which the board of directors of Needham Bank might conclude are not in the best interests of NB Bancorp and Needham Bank or NB Bancorp’s stockholders.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF NEEDHAM AND PROVIDENT
This section describes the differences between the rights of holders of Provident common stock and the rights of holders of Needham common stock. While we believe that the description covers the material differences between the rights of the holders, this summary may not contain all of the information that is important to you. You should carefully read this entire document and refer to the other documents discussed below for a more complete understanding of the differences between your rights as a holder of Provident common stock and your rights as a holder of Needham common stock.
As a stockholder of Provident, a Maryland corporation, your rights are governed by Maryland law, Provident’s articles of incorporation, as currently in effect, and Provident’s bylaws, as currently in effect. When the merger becomes effective and you receive Needham common stock in exchange for your Provident shares, you will become a stockholder of Needham, a Maryland corporation. Needham’s common stock is listed on Nasdaq under the symbol “NBBK.” As a Needham stockholder, your rights will be governed by Maryland law, Needham’s articles of incorporation, as in effect from time to time, and Needham’s bylaws, as in effect from time to time.
The following discussion of the respective rights of Provident and Needham stockholders under Maryland law, and the similarities and material differences between (i) the rights of Provident stockholders under the Provident articles of incorporation and Provident bylaws and (ii) the rights of Needham stockholders under the current Needham articles of incorporation and Needham bylaws. This discussion is only a summary of some provisions and is not a complete description of these similarities and differences. This discussion is qualified in its entirety by reference to Maryland law and the full texts of the Provident articles of incorporation, Provident bylaws, Needham articles of incorporation and Needham bylaws.
	Provident	Needham
Capitalization
The total authorized capital stock of Provident consists of 100,000,000 shares of common stock, par value $0.01 per share and 50,000,000 shares of preferred stock, par value $0.01 per share
As of the record date, there were 17,784,048 shares of Provident common stock outstanding held by approximately 655 holders of record, and no shares of preferred stock outstanding.

The total authorized capital stock of Needham consists of 120,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share.
As of the record date, there were 40,093,008 shares of Needham common stock outstanding held by approximately 1,163 holders of record, and no shares of preferred stock outstanding.

Preemptive Rights	A preemptive right allows a stockholder to maintain its proportionate share of ownership of a corporation by permitting the stockholder to purchase a proportionate share of any new stock issuances. Unless the articles of incorporation expressly grants such rights to the stockholder, a stockholder does not have any preemptive rights.
	Provident’s articles of incorporation do not provide Provident stockholders with preemptive rights.	Needham’s articles of incorporation do not provide Needham stockholders with preemptive rights.
Limitation on Voting Rights	Any person who beneficially owns more than 10% of the then-outstanding shares of Provident’s common stock is not entitled or permitted to vote any shares of Provident common stock held in excess of the 10% limit. In the event a stockholder owns more than 10% of the outstanding shares of Provident’s common stock, the	Any person who beneficially owns more than 10% of the then-outstanding shares of Needham’s common stock is not entitled or permitted to vote any shares of Needham common stock held in excess of the 10% limit. In the event a stockholder owns more than 10% of the outstanding shares of Needham’s common stock, the

	Provident	Needham
	number of votes such stockholder is entitled to cast is equal to (i) the number of shares that are both (a) beneficially owned by the stockholder and (b) owned of record by the stockholder, divided by (ii) the total number of shares of Provident common stock beneficially owned by the stockholder.	number of votes such stockholder is entitled to cast is equal to (i) the number of shares that are both (a) beneficially owned by the stockholder and (b) owned of record by the stockholder, divided by (ii) the total number of shares of Needham common stock beneficially owned by the stockholder.
Dividends and Other Stock Rights
Provident’s articles of incorporation and bylaws do not provide stockholders with an explicit right to receive dividends, however, dividends may be declared by the board of directors.
Provident’s board of directors is authorized, by vote or votes from time to time adopted, to provide for the issuance of one or more classes of preferred stock. Provident’s board of directors also has the authority to divide any authorized class of preferred stock of Provident into one or more series, to establish or change from time to time the number of shares to be included in each such series, and to fix and state the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of any series so established and the qualifications, limitations and restrictions thereof. Each series will be separately designated so as to distinguish the shares thereof from the shares of all other series and classes.

Needham’s articles of incorporation and bylaws do not provide stockholders with an explicit right to receive dividends, however, dividends may be declared by the board of directors.
Needham’s board of directors is also authorized to issue, without stockholder approval, one or more series of preferred stock, the terms of which would be fixed by Needham’s board of directors. See “Description of Needham’s Capital Stock — Preferred Stock” beginning on page 101 of this proxy statement/prospectus.
If Needham issues preferred stock, holders of such stock may have a priority over holders of common stock with respect to the payment of dividends and in the event of liquidation or dissolution of Needham. Needham’s board of directors also have the authority to divide any authorized class of preferred stock of Needham into one or more series, to establish or change from time to time the number of shares to be included in each such series, and to fix and state the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of any series so established and the qualifications, limitations and restrictions thereof. Each series will be separately designated so as to distinguish the shares thereof from the shares of all other series and classes.

	Provident	Needham
Right to Call Special Meetings of Shareholders	Special meetings may be called by the President, Chief Executive Officer, Chairperson of the board, or by the board of directors pursuant to a resolution adopted by a majority of the directors. Special meetings of the stockholders shall be called by the Secretary at the request of stockholders only on the written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.	Special meetings may be called by the President, Chief Executive Officer, Chairperson of the board, or by the board of directors pursuant to a resolution adopted by a majority of the directors. Special meetings of the stockholders shall be called by the Secretary at the request of stockholders only on the written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.
Notice of Shareholder Meetings	Provident’s bylaws require that notice of stockholder meetings be given at least ten days and not more than 90 days before the meeting to each stockholder entitled to vote thereat and to each stockholder who is otherwise entitled by law or the Provident articles of incorporation to such notice.	Needham’s bylaws require that notice of stockholder meetings be given at least ten days and not more than 90 days before the meeting to each stockholder entitled to vote thereat and to each stockholder who is otherwise entitled by law or the Needham articles of incorporation to such notice.
Board of Directors — Number and Term of Office
Provident’s bylaws provide that the number of directors are fixed solely and exclusively by the Provident board, and the minimum number of directors is governed by Maryland Law. Currently, Provident’s board of directors is set at ten directors.
Pursuant to the Provident articles of incorporation, the Provident board of directors is divided into three classes, with each class being as equal in number as possible. Directors are elected for a term of office that expires at the third succeeding annual meeting of stockholders after their election.

Needham’s bylaws provide that the number of directors are fixed solely and exclusively by the Needham board, and the minimum number of directors is governed by Maryland Law. Currently, Needham’s board of directors is set at twelve directors.
Pursuant to the Needham articles of incorporation, the Needham board of directors is divided into three classes, with each class being as equal in number as possible. Directors are elected for a term of office that expires at the third succeeding annual meeting of stockholders after their election.

Board of Directors Nominations by Shareholders	Provident stockholders entitled to vote at an annual meeting may nominate candidates to be elected to the Provident board of directors by providing timely notice to the secretary of Provident.	Needham stockholders entitled to vote at an annual meeting may nominate candidates to be elected to the Needham board of directors by providing timely notice to the secretary of Needham.
	To be timely, a stockholder’s notice must be delivered not later than 90 days nor earlier than 100 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting	To be timely, a stockholder’s notice must be delivered not later than 90 days nor earlier than 100 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting

	Provident	Needham
	is advanced by more than 30 days before such anniversary date, notice by the stockholder to be timely must be so delivered no earlier than the day on which public disclosure of the date of such annual meeting is first made and not later than the tenth day following the earlier of the day notice of the meeting was mailed to stockholders or such public disclosure was made. Notices must include:	is advanced by more than 30 days before such anniversary date, notice by the stockholder to be timely must be so delivered no earlier than the day on which public disclosure of the date of such annual meeting is first made and not later than the tenth day following the earlier of the day notice of the meeting was mailed to stockholders or such public disclosure was made. Notices must include:
	(1) with regards to the nominee, information required to be included in a proxy statement filed with the SEC;	(1) with regards to the nominee, information required to be included in a proxy statement filed with the SEC;
	(2) as to the stockholder giving the notice and the beneficial owner(s), if any, on whose behalf the nomination or proposal is made:	(2) as to the stockholder giving the notice and the beneficial owner(s), if any, on whose behalf the nomination or proposal is made:

(i)   the name and address of such stockholder, as they appear on Provident’s books, and of such beneficial owner(s);
(ii)   certain information specified in Provident’s bylaws with respect to such stockholder or beneficial owner(s), if any, regarding the class or series and number of shares of Provident common stock owned, as well as information pertaining to certain derivative securities or other agreements or arrangements that affect such stockholder or beneficial owner(s)’ voting rights, dividend rights or other rights with respect to Provident common stock, or any arrangements between the nominee and such nominating stockholder or beneficial owner(s).

(i)   the name and address of such stockholder, as they appear on Needham’s books, and of such beneficial owner(s);
(ii)   certain information specified in Needham’s bylaws with respect to such stockholder or beneficial owner(s), if any, regarding the class or series and number of shares of Needham common stock owned, as well as information pertaining to certain derivative securities or other agreements or arrangements that affect such stockholder or beneficial owner(s)’ voting rights, dividend rights or other rights with respect to Needham common stock, or any arrangements between the nominee and such nominating stockholder or beneficial owner(s).

Resignation and Removal of Directors	Provident’s bylaws provide that any director may resign at any time by delivering his or her resignation in writing to the president or the secretary or to a meeting of the directors. Such resignations shall take effect upon receipt thereof.	Needham’s bylaws provide that any director may resign at any time by delivering his or her resignation in writing to the president or the secretary or to a meeting of the directors. Such resignations shall take effect upon receipt thereof.

	Provident	Needham

Pursuant to the Provident articles of incorporation and subject to the rights of any holders of preferred stock, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of capital stock of Provident entitled to vote in the election of directors, voting together as a single class.
Provident’s bylaws provide that, any and all vacancies in the Provident board of directors, occurring by reason of an increase in size of the Provident board of directors, or the death, resignation, disqualification or removal of a director, shall be filled only by the affirmative vote of two thirds of the remaining directors in office, even though less than a quorum.

Pursuant to the Needham articles of incorporation and subject to the rights of any holders of preferred stock, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of capital stock of Needham entitled to vote in the election of directors, voting together as a single class.
Needham’s bylaws provide that, any and all vacancies in the Needham board of directors, occurring by reason of an increase in size of the Needham board of directors, or the death, resignation, disqualification or removal of a director, shall be filled only by the affirmative vote of two thirds of the remaining directors in office, even though less than a quorum.

Amendment of Bylaws
Provident’s bylaws and articles of incorporation provide that the board of directors is expressly empowered to adopt, amend or repeal the bylaws.
Additionally, the bylaws may be amended or repealed in whole or in part by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of Provident capital stock entitled to vote generally in the election of directors.

Needham’s bylaws and articles of incorporation provide that the board of directors is expressly empowered to adopt, amend or repeal the bylaws.
Additionally, the bylaws may be amended or repealed in whole or in part by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of Needham capital stock entitled to vote generally in the election of directors.

Amendment of Articles of Organization
Provident’s articles of incorporation provide that the articles of incorporation may be amended in the manner prescribed by Maryland law, and no stockholder approval is required for a proposed amendment or repeal if the approval of stockholders for such amendment is not required by Maryland law.
The amendment or repeal of the articles of incorporation shall be approved by at least two-thirds of all votes entitled to be cast by the holders of shares of capital stock of Provident entitled to vote on the

Needham’s articles of incorporation provide that the articles of incorporation may be amended in the manner prescribed by Maryland law, and no stockholder approval is required for a proposed amendment or repeal if the approval of stockholders for such amendment is not required by Maryland law.
The amendment or repeal of the articles of incorporation shall be approved by at least two-thirds of all votes entitled to be cast by the holders of shares of capital stock of Needham entitled to vote on the

	Provident	Needham
	matter, however, the approval of only the vote of a majority of all the votes entitled to be cast by the holders of shares of capital stock of Provident entitled to vote on the matter is required if the amendment or repeal of such provision is approved by the board of directors pursuant to a resolution approved by at least two-thirds of the entirety of the board of directors.	matter, however, the approval of only the vote of a majority of all the votes entitled to be cast by the holders of shares of capital stock of Needham entitled to vote on the matter is required if the amendment or repeal of such provision is approved by the board of directors pursuant to a resolution approved by at least two-thirds of the entirety of the board of directors.
Approval of Business Combinations	Provident’s articles of incorporation include a provision that in part provides that a business combination may be approved by the affirmative vote of a majority of the outstanding shares of Provident common stock entitled to vote on such matter, which provision supersedes the default rule under the Maryland law requiring the affirmative vote of two-thirds of the then outstanding shares entitled to vote thereon.	Needham’s articles of incorporation include a provision that in part provides that a business combination may be approved by the affirmative vote of a majority of the outstanding shares of Needham common stock entitled to vote on such matter, which provision supersedes the default rule under the Maryland law requiring the affirmative vote of two-thirds of the then outstanding shares entitled to vote thereon.
Limitation of Liability and Indemnification	Provident’s articles of incorporation provide that no director will be personally liable to Provident or its stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability; provided, however, that the articles of incorporation do not eliminate or limit any liability of a director (a) with respect to any transaction from which the director derived an improper personal benefit, (b) to the extent that a judgment or final adjudication is entered adverse to the director as a result of the director’s dishonesty; or (c) to the extent provided by Maryland law.	Needham’s articles of incorporation provide that no director will be personally liable to Needham or its stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability; provided, however, that the articles of incorporation do not eliminate or limit any liability of a director (a) with respect to any transaction from which the director derived an improper personal benefit, (b) to the extent that a judgment or final adjudication is entered adverse to the director as a result of the director’s dishonesty; or (c) to the extent provided by Maryland law.
Liquidation Account
Under the regulations of the Board of Governors of the Federal Reserve System, upon the completion of Provident’s second-step conversion in 2019, Provident established a liquidation account for the benefit of the eligible account holders and supplemental eligible account holders who maintain their accounts at BankProv.

Under the regulations of the Board of Governors of the Federal Reserve System, Needham established a liquidation account for the benefit of the eligible account holders and supplemental eligible account holders who maintain their accounts at the Needham Bank.

	Provident	Needham

Under Provident’s articles of incorporation, in the event of a complete liquidation involving (i) Provident or (ii) BankProv, Provident must comply with the regulations of the Federal Reserve Board and the provisions of the plan of conversion with respect to the amount and priorities of each eligible account holder’s and supplemental eligible account holder’s interests in the liquidation account. The interest of an eligible account holder or supplemental eligible account holder in the liquidation account does not entitle such account holders to voting rights.
In addition, upon the completion of Provident’s predecessor holding company’s initial stock offering in 2015, a liquidation account was established for the benefit of certain depositors of BankProv in an amount equal to the product of (i) the percentage of the stock issued in the initial stock offering to persons other than Provident’s former top tier mutual holding company and (ii) the net worth of the predecessor holding company as of the date of the latest balance sheet contained in the prospectus utilized in connection with the offering.
Under Provident’s articles of incorporation, in the event of a complete liquidation involving (i) Needham or (ii) Needham Bank, Needham must comply with the regulations of the Federal Reserve Board and the provisions of the plan of conversion with respect to the amount and priorities of each eligible account holder’s and supplemental eligible account holder’s interests in the liquidation account. The interest of an eligible account holder or supplemental eligible account holder in the liquidation account does not entitle such account holders to voting rights.
Sole and Exclusive Forum	Provident’s articles of incorporation provide that state and federal courts located in the state of Maryland are the exclusive forum for substantially all disputes between Provident and its stockholders.	Needham’s articles of incorporation provide that state and federal courts located in the state of Maryland are the exclusive forum for substantially all disputes between Needham and its stockholders.

LEGAL MATTERS
The validity of the shares of Needham common stock to be issued in connection with the merger will be passed upon for Needham by Nutter, McClennen & Fish, LLP, counsel for Needham.
Nutter, McClennen & Fish, LLP, counsel for Needham, and Luse Gorman, PC, counsel for Provident, will provide, prior to the effective time, opinions regarding certain federal income tax consequences of the merger for Needham and Provident, respectively.

EXPERTS
Needham
The consolidated financial statements of Needham appearing in Needham’s Annual Report (Form 10-K) for the year ended December 31, 2024 have been audited by Elliott Davis, LLC, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
Provident
The consolidated financial statements of Provident appearing in Provident’s Annual Report (Form 10-K) for the year ended December 31, 2024, have been audited by Crowe LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and are incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

STOCKHOLDER PROPOSALS AND NOMINATIONS
Provident held its 2025 annual meeting of stockholders on May 15, 2025. Provident does not intend to hold a 2026 annual meeting of stockholders if the merger is completed as currently expected. If the merger is not completed within the expected timeframe or at all, Provident may hold an annual meeting of stockholders in 2026 (the “Provident 2026 Annual Meeting”).
The Provident bylaws generally provides that any stockholder desiring to make a proposal for new business at a meeting of stockholders or to nominate one or more candidates for election as directors at a meeting of stockholders must have given timely notice thereof in writing to the Secretary of Provident. In order for a stockholder to properly bring business before an annual meeting, or to propose a nominee to the board of directors, Provident’s Secretary must receive written notice not earlier than the 100th day nor later than the 90th day before the anniversary of the prior year’s annual meeting; provided, however, that if the date of the annual meeting is advanced more than 30 days before the anniversary of the preceding year’s annual meeting, then, to be timely, notice by the stockholder must be so received no earlier than the day on which public disclosure of the date of such annual meeting is first made and not later than the tenth day following the earlier of the day notice of the meeting was mailed to stockholders or such public announcement was made.
The notice with respect to stockholder proposals that are not nominations for director must set forth as to each matter such stockholder proposes to bring before the annual meeting: (1) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (2) the name and address of such stockholder as they appear on Provident’s books and of the beneficial owner, if any, on whose behalf the proposal is made; (3) the class or series and number of shares of Provident’s capital stock that are owned beneficially or of record by such stockholder and such beneficial owner; (4) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; and (5) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.
The notice with respect to director nominations must include: (a) as to each person whom the stockholder proposes to nominate for election as a director, (1) all information relating to such person that would indicate such person’s qualification to serve on the Provident board; (2) an affidavit that such person would not be disqualified under the provisions of Article II, Section 12 of the Provident bylaws; (3) such information relating to such person that is required to be disclosed in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, or any successor rule or regulation; and (4) a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected; and (b) as to the stockholder giving the notice: (1) the name and address of such stockholder as they appear on the Provident books and of the beneficial owner, if any, on whose behalf the nomination is made; (2) the class or series and number of shares of Provident’s capital stock that are owned beneficially or of record by such stockholder and such beneficial owner; (3) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder; (4) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and (5) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act or any successor rule or regulation.
To be considered for inclusion in the proxy materials for the Provident 2026 Annual Meeting (assuming it is held on May 21, 2026), advance written notice for certain business, or nominations to the Provident board, to be brought before the next annual meeting must be given to Provident no earlier than February 4, 2026 and no later than February 14, 2026. If notice is received earlier than February 4, 2026 or after February 14, 2026, it will be considered untimely, and we will not be required to present the matter at the stockholders meeting.

Failure to comply with these advance notice requirements will preclude such new business or nominations from being considered at the meeting.
Provident must receive proposals that stockholders seek to include in the proxy statement for the Provident’s next annual meeting no later than December 16, 2025. If the Provident 2026 Annual Meeting is held on a date more than 30 calendar days from May 15, 2026, a stockholder proposal must be received by a reasonable time before Provident begins to print and mail its proxy solicitation for such annual meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the SEC.
To solicit proxies in support of director nominees other than Provident’s nominees for the Provident 2026 Annual Meeting of Stockholders, a person must provide notice postmarked or transmitted electronically to our executive office, 5 Market Street, Amesbury, Massachusetts 01913, annualproxy@bankprov.com, no later than March 23, 2026. Any such notice and solicitation will be subject to the requirements of the proxy rules adopted by the SEC.

WHERE YOU CAN FIND MORE INFORMATION
Needham and Provident file annual, quarterly and current reports, proxy and information statements, and other information with the SEC. These reports, proxy and information statements, and other information that Needham and Provident file electronically with the SEC are available at the web site maintained by the SEC at http://www.sec.gov.
Reports, proxy and information statements, and other information filed by Needham with the SEC are also available at Needham’s web site at www.nbbancorp.com under the tab “Financials” and then under the heading “SEC Filings.” The reports, proxy and information statements, and other information filed by Provident with the SEC are available at Provident’s web site at www.bankprov.com under the tab “Investor Relations” and then under the heading “Financial Information” followed by under the heading “SEC Filings.” The web addresses of the SEC, Needham and Provident are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.
Needham has filed a registration statement on Form S-4 with the SEC under the Securities Act to register the Needham common stock to be issued to Provident stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Needham in addition to constituting a proxy statement for Provident stockholders. As allowed by SEC rules, this document does not contain all the information you can find in Needham’s registration statement or the exhibits to the registration statement. Statements made in this document as to the content of any contract, agreement or other document referenced are not necessarily complete. With respect to each of those contracts, agreements or other documents to be filed or incorporated by reference as an exhibit to the registration statement, you should refer to the corresponding exhibit, when it is filed, for a more complete description of the matter involved and read all statements in this document in light of that exhibit.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows Needham and Provident to incorporate by reference information in this proxy statement/prospectus. This means that Needham and Provident can disclose important information to you by referring you to other documents filed separately with the SEC that are legally considered to be part of this document, and later information that is filed by Needham and Provident with the SEC will automatically update and supersede the information in this document and the documents listed below.
For purposes of this proxy statement/prospectus, any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes the statement in the document.
Needham and Provident incorporate by reference the specific documents listed below and any future filings that Needham and Provident make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and, in the case of Provident, the date of the Provident special meeting of stockholders, provided that Needham and Provident are not incorporating by reference any information furnished to, but not filed with, the SEC.
Needham SEC Filings (SEC File No. 001-41899)
•
Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 7, 2025;

•
Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 9, 2025;

•
Current Reports on Form 8-K filed with the SEC on January 22, 2025, January 29, 2025, January 31, 2025, March 31, 2025, April 24, 2025, May 7, 2025, June 5, 2025, July 16, 2025, July 23, 2025 and July 29, 2025 (except, with respect to each of the foregoing, for portions of such reports which were deemed to be furnished and not filed); and

•
Definitive proxy statement on Schedule 14A for the 2025 annual meeting of stockholders, filed with the Securities and Exchange Commission on March 14, 2025.

Provident SEC Filings (SEC File No. 001-39090)
•
Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 31, 2025;

•
Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 8, 2025;

•
Current Reports on Form 8-K filed with the SEC on May 20, 2025, and June 5, 2025 (except, with respect to each of the foregoing, for portions of such reports which were deemed to be furnished and not filed); and

•
Definitive proxy statement on Schedule 14A for the 2025 annual meeting of stockholders, filed with the SEC on April 15, 2025.

You can obtain any of the Needham documents or Provident documents incorporated by reference into this proxy statement/prospectus, and any exhibits specifically incorporated by reference as an exhibit in this document, at no cost, by requesting them in writing or by telephone from the appropriate company at the following address and phone number:
Needham Bank Investor Relations Email: ir@needhambank.com Telephone: (781) 474-5408	Provident Investor Relations Email: kfisher@bankprov.com Telephone: (603) 318-2660
You should rely only on the information contained or incorporated by reference into this document. Needham has supplied all information contained or incorporated by reference into this document relating to Needham. Provident has supplied all information contained in this document relating to Provident. Neither

Needham nor Provident has authorized anyone to provide you with information that is different from what is contained in this document. This document is dated July 30, 2025. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to Provident stockholders nor the issuance of Needham common stock in the merger creates any implication to the contrary.

Annex A
AGREEMENT AND PLAN OF MERGER
DATED AS OF JUNE 5, 2025
BY AND AMONG
NB BANCORP. INC.,
NEEDHAM BANK,
1828 MS, INC.,
PROVIDENT BANCORP, INC.,
AND
BANKPROV

INDEX OF DEFINED TERMS
Affiliate	85
Aggregate ESOP Consideration	74
Agreement	85
Approval Date	2
Articles of Bank Merger	3
Articles of Holdco Merger	2
Articles of Merger	2
Bank Merger	1
Bank Secrecy Act	85
BHC Act	85
BOLI	36
Burdensome Conditions	67
Business Day	86
Buyer	1
Buyer 401(k) Plan	72
Buyer Balance Sheet Date	43
Buyer Bank	1
Buyer Benefit Plan	47
Buyer Classified Loans	53
Buyer Common Stock	5
Buyer Covered Person	58
Buyer Disclosure Schedule	38
Buyer Equity Plan	86
Buyer ESOP	86
Buyer Insurance Policies	86
Buyer Lease Options	57
Buyer Leased Real Property	56
Buyer Leases	56
Buyer Loan Property	52
Buyer Material Contracts	46
Buyer Owned Real Property	56
Buyer Pension Plan	48
Buyer Real Property	56
Buyer Regulatory Agreement4	6
Buyer Reports	41
Buyer Share Issuance	15
Buyer Third-Party Consents	46
Buyer VWAP	87
Cash Conversion Number	6
Cash Election	4
Cash Election Number	6
Cash Election Shares	4
Cash Payment	11
Chosen Courts	98
Closing	2
Closing Date	2
Code	87
Commissioner	15
Community Reinvestment Act	87
Company	1
Company 401(k) Plan	73
Company Acquisition Proposal	87
Company Adverse Recommendation Change	65
Company Balance Sheet Date	18
Company Bank	1
Company Benefit Plan	22
Company Board Recommendation	65
Company Classified Loans	30
Company Common Stock	4
Company Covered Person	37
Company Data Tape	88
Company designated director	78
Company Disclosure Schedule	12
Company Disclosure Supplement	76
Company Employees	22
Company Equity Awards	88
Company ESOP	88
Company Intervening Event	88
Company Leased Real Property	34
Company Leases	34
Company Loan Property	26
Company Material Contracts	20
Company Meeting	65
Company Owned Real Property	33
Company Pension Plan	22
Company Real Property	34
Company Regulatory Agreement	21
Company Reports	15
Company Restricted Stock Award	11
Company Stock Option	11
Company Superior Proposal	89
Company Third-Party Consents	21
Confidentiality Agreement	98
Continuing Employees	72

COVID Measures	89
CRA	87
D&O Insurance	71
Data Vendor Agreement	37
Derivative Transaction	89
Designated Employee	73
Dodd-Frank Act	90
Effective Time	2
Election	7
Election Deadline	8
Election Period	7
End Date	83
Enforceability Exceptions	15
Environmental Law	90
Equal Credit Opportunity Act	90
ERISA	90
ERISA Affiliate	23
ESOP Termination Date	74
ESOP Trustee	90
ESOP Vote	73
Exchange Act	90
Exchange Agent	90
Exchange Fund	8
Exchange Ratio	5
Executive Officer	91
Exercise Price	11
Fair Credit Reporting Act	91
Fair Housing Act	91
FDIC	91
Federal Deposit Insurance Act	91
Federal Reserve Act	91
FHLB	91
Form of Election	7
FRB	91
GAAP	91
Governmental Authority	91
Gramm-Leach-Bliley Act of 1999	91
Hazardous Substance	91
Holdco Merger	1
Holdco Merger Effective Time	3
Holder	7
Home Mortgage Disclosure Act	91
Indemnified Parties	70
Indemnifying Party	70
Information Systems Conversion	76
Insurance Policies	35
Intellectual Property	92
Interim Surviving Entity	1
IRS	92
IT Assets	36
Knowledge	92
Law	92
Lease Options	34
Liens	92
Loans	30
Material Adverse Effect	92
Maximum D&O Tail Premium	71
Merger	1
Merger Consideration	5
Merger Sub	1
MGCL	1
Nasdaq	15
National Labor Relations Act	93
New Certificate	9
New Plans	72
Non-Election Shares	5
Old Certificate	5
OREO	93
Patient Protection and Affordable Care Act	93
Per Share Cash Consideration	5
Per Share Cash Equivalent Consideration	93
Permitted Actions	60
Permitted Liens	33
Person	94
Personal Data	19
Phase I Assessment	63
Phase II Assessment	77
Plan of Bank Merger	94
Privacy Laws	94
Privacy Obligations	94
Process	94
Processing	94
Proxy Statement-Prospectus	94
Registration Statement	36
Regulatory Approval	15
Release	95
Representatives	69
Requisite Company Shareholder Approval	14

Sarbanes-Oxley Act	17
SEC	95
Section 16 Officer	95
Securities Act	95
Security Breach	36
Split Dollar Policies	24
Stock Consideration	5
Stock Conversion Number	6
Stock Election	4
Stock Election Number	6
Stock Election Shares	4
Subsidiary	95
Surviving Entity	1
Takeover Restrictions	36
Tax	95
Tax Returns	96
Taxes	95
Taxing Authority	96
Termination Fee	84
The date hereof	96
Transaction	1
Transition Period	73
Treasury Regulations	96
Truth in Lending Act	96
USA PATRIOT Act	96
Voting Agreement	1
Willful Breach	96

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of June 5, 2025, is by and among NB Bancorp, Inc. (“Buyer”), 1828 MS, Inc., a wholly owned subsidiary of Buyer (“Merger Sub”), Needham Bank, a wholly owned subsidiary of Buyer (“Buyer Bank”), Provident Bancorp, Inc. (“Company”), and BankProv, a wholly owned subsidiary of Company (“Company Bank”). Any capitalized term used in this Agreement and not otherwise defined has the meaning set forth in Article IX.
BACKGROUND STATEMENTS
A.   The boards of directors of each of Buyer, Buyer Bank, Company, Company Bank and Merger Sub have (i) determined that this Agreement and the transactions contemplated herein are in the best interests of their respective corporations and shareholders; and (ii) adopted this Agreement;
B.   In accordance with the terms of this Agreement, (i) Merger Sub will merge with and into Company (the “Merger”), so that Company will be the surviving entity in the Merger (hereinafter sometimes referred to in such capacity as the “Interim Surviving Entity”), (ii) as soon as reasonably practicable following the Merger and as part of a single integrated transaction for purposes of the Code, the Interim Surviving Entity will merge with and into Buyer (the “Holdco Merger”), so that Buyer is the surviving entity in the Holdco Merger (hereinafter sometimes referred to in such capacity as the “Surviving Entity”), and (iii) following the Holdco Merger, as provided in this Agreement, at a time selected by Buyer, Company Bank will merge with and into Buyer Bank, with Buyer Bank the surviving entity (the “Bank Merger” and, together with the Merger and the Holdco Merger, the “Transaction”);
C.   As a material inducement to Buyer, Buyer Bank and Merger Sub to enter into this Agreement, each member of the board of directors and each Executive Officer of Company has entered into a voting agreement with Buyer dated as of this date (a “Voting Agreement”), substantially in the form attached as Exhibit A, pursuant to which each has agreed to vote all shares of Company Common Stock he or she owns in favor of the approval of this Agreement and the transactions it contemplates;
D.   The parties intend that the Transaction shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and relevant Treasury Regulations, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and relevant Treasury Regulations; and
E.   The parties desire to make certain representations, warranties, and agreements and prescribe certain conditions in connection with the transactions described in this Agreement.
In consideration of the mutual promises in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:
ARTICLE I
THE TRANSACTIONS
Section 1.01   The Merger.
Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub shall merge with and into Company in accordance with the Maryland General Corporation Laws, as amended (the “MGCL”), applicable regulatory requirements, and other applicable Laws. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and Company shall survive and continue to exist as a corporation incorporated under the MGCL. Company, as the surviving entity in the Merger, is sometimes referred to in this Agreement as the “Interim Surviving Entity”.
Section 1.02   The Holdco Merger.
Subject to the terms and conditions of this Agreement, as soon as reasonably practicable following the Merger and as part of a single integrated transaction for purposes of the Code, Buyer shall cause the Interim Surviving Entity to be, and the Interim Surviving Entity shall be, merged with and into Buyer in accordance with the MGCL. Upon consummation of the Holdco Merger, the separate corporate existence of the Interim Surviving Entity shall cease and Buyer shall survive and continue to exist as a corporation incorporated under the MGCL. Buyer, as the surviving entity in the Holdco Merger, is sometimes referred to in this Agreement as the “Surviving Entity.” To the extent necessary, Buyer and the Interim Surviving Entity shall enter into a separate agreement and plan of merger to effect the Holdco Merger.
Section 1.03   The Bank Merger.
Buyer, Buyer Bank, Company and Company Bank, as applicable, shall all action necessary and appropriate to cause the Bank Merger to occur after the Effective Time at a time to be determined by Buyer. Upon consummation of the Bank Merger, the separate corporate existence of Company Bank shall cease, and Buyer Bank shall survive and continue to exist as a Massachusetts-chartered cooperative bank. This Agreement shall also constitute the Agreement and Plan of Bank Merger. The Bank Merger shall occur after the close of business on the Business Day immediately preceding the Information Systems Conversion, except that if Buyer in its discretion determines that it would be in the best interest of the customers and employees of Buyer Bank and Company Bank for the Bank Merger to occur contemporaneously with the Merger, Buyer may elect by written notice to Company to cause the Bank Merger to become effective immediately after the Merger.
Section 1.04   Closing.
Unless otherwise mutually agreed by the parties and except as otherwise expressly provided in this Section 1.04, the closing of the Merger (the “Closing”) shall take place by electronic (PDF), facsimile, or overnight courier exchange of executed documents or at the offices of Nutter, McClennen & Fish, LLP, 155 Seaport Boulevard, Boston, MA 02110, on a date (the “Closing Date”) that Buyer reasonably proposes not more than five (5) Business Days following the satisfaction or waiver of the conditions to the consummation of the Merger specified in Section 7.01(a) and Section 7.01(b) of this Agreement (other than the delivery of certificates, opinions and other instruments and documents to be delivered at Closing) (the “Approval Date”). Notwithstanding the foregoing, Company agrees that in the event the Closing Date would otherwise occur before the last Business Day of a month, Buyer may elect to defer the Closing to the last Business Day of that month, with an Effective Time as of 12:01 a.m. on the first day of the next following month. At the Closing, there shall be delivered to Buyer and Company the certificates and other documents required to be delivered under Article VI of this Agreement.
Section 1.05   Effective Times.
(a)   Subject to the terms and conditions of this Agreement, Buyer and Company shall make all such filings as may be required to consummate the Merger by applicable Laws. The Merger shall become effective as set forth in the articles of merger related to the Merger (the “Articles of Merger”) that shall be filed with the Maryland State Department of Assessments and Taxation on the Closing Date. The “Effective Time” of the Merger shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger.
(b)   Subject to the terms and conditions of this Agreement, Buyer, Merger Sub and Company shall make all such filings as may be required to consummate the Holdco Merger by applicable Laws. The Holdco Merger shall become effective as set forth in the articles of merger related to the Holdco Merger (the “Articles of Holdco Merger”) that shall be filed with the Maryland Department of Assessments and Taxation. The “Holdco Merger Effective Time” of the Holdco Merger shall be the date and time when the Holdco Merger becomes effective as set forth in the Articles of Holdco Merger.
(c)   The Bank Merger shall become effective as set forth in the articles of merger related to the Bank Merger (the “Articles of Bank Merger”) that shall be endorsed by the Massachusetts Commissioner of Banks and filed with the Secretary of the Commonwealth of Massachusetts. The effective time of the Bank Merger shall be the date and time when the Bank Merger becomes effective as set forth in the Articles of Bank Merger.

Section 1.06   Organizational Documents, Buyer Bank Locations.
(a)   At the Effective Time, the Articles of Organization and Bylaws of Merger Sub as in effect immediately prior to the Effective Time, shall be the Articles of Organization and Bylaws of the Interim Surviving Entity until thereafter amended in accordance with applicable Law, except that all references to the name of Merger Sub shall be replaced by “Provident Bancorp.”
(b)   At the Holdco Merger Effective Time, the Articles of Organization and Bylaws of Buyer as in effect immediately prior to the Holdco Merger Effective Time, shall be the Articles of Organization and Bylaws of the Surviving Entity until thereafter amended in accordance with applicable Law.
(c)   At the effective time of the Bank Merger, the Articles of Organization and Bylaws of Buyer Bank as in effect immediately prior to the effective time of the Bank Merger shall be the Articles of Organization and Bylaws of the Buyer Bank until thereafter amended in accordance with applicable Law.
(d)   The main office of Buyer Bank immediately before the Bank Merger shall be the main office of the Buyer Bank immediately after the Bank Merger until thereafter changed in accordance with applicable Law.
Section 1.07   Directors and Officers.
(a)   At the Effective Time, the members of the board of directors of Merger Sub as of immediately prior to the Effective Time shall, at and after the Effective Time, be members of the board of directors and the officers, respectively, of the Interim Surviving Entity, such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.
(b)   At the Holdco Merger Effective Time, the members of the board of directors and the officers of Buyer as of immediately prior to the Holdco Merger Effective Time, including the directors appointed pursuant to Section 6.18 to begin serving as of the Effective Time, shall, at and after the Holdco Merger Effective Time, be the members of the board of directors and the officers, respectively, of the Surviving Entity, such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.
(c)   At the effective time of the Bank Merger, the members of the board of directors and the officers of Buyer Bank as of immediately prior to the effective time of the Bank Merger, including the persons appointed to become directors of Buyer pursuant to Section 6.18 to begin serving as of the Effective Time, shall, at and after the effective time of the Bank Merger, be the members of the board of directors and the officers, respectively, of Buyer Bank, such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.
Section 1.08   Tax Consequences.
It is intended that the Transaction shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and relevant Treasury Regulations, and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and relevant Treasury Regulations. From and after the date of this Agreement and until the Closing, each party shall use its reasonable best efforts to cause the Transaction to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and shall refrain from taking or failing to take any action that could reasonably be expected to cause the Transaction to fail to so qualify.
Section 1.09   Absence of Control.
It is the intent of the parties to this Agreement that by reason of this Agreement, Buyer, Buyer Bank or Merger Sub shall not be deemed (until consummation of the Transaction contemplated herein) to control, directly or indirectly, Company or Company Bank and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of Company or Company Bank.

ARTICLE II
MERGER CONSIDERATION; EXCHANGE PROCEDURES
Section 2.01   Merger Consideration; Conversion of Company Common Stock.
At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, Company, or the holder of any securities of Buyer or Company:
(a)   Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall at the Effective Time be converted into and become one share of common stock, no par value, of the Interim Surviving Entity.
(b)   Each share of common stock, $0.01 par value per share, of the Interim Surviving Entity, in each case that is issued and outstanding immediately prior to the Holdco Merger Effective Time, shall, at the Holdco Merger Effective Time, solely by virtue and as a result of the Holdco Merger and without any action on the part of any holder thereof, automatically be cancelled and retired for no consideration and shall cease to exist.
(c)   Subject to Section 2.02, Section 2.04 and Section 2.05, each share of the common stock, par value $0.01 per share, of Company issued and outstanding immediately prior to the Effective Time (the “Company Common Stock”), except for shares of Company Common Stock owned by Company (in each case other than shares of Company Common Stock (x) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (y) held, directly or indirectly, by Company in respect of debts previously contracted), shall be converted into the right to receive the following, without interest:
(i)   For each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.05 (collectively, the “Cash Election Shares”), an amount in cash equal to the Per Share Cash Consideration, subject to applicable withholding pursuant to Section 2.11;
(ii)   For each share of Company Common Stock with respect to which an election to receive Buyer Common Stock (a “Stock Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.05 (collectively, the “Stock Election Shares”), a number of shares of common stock, par value $0.01, of Buyer (the “Buyer Common Stock”), equal to the Exchange Ratio (the “Stock Consideration”); and
(iii)   For each share of Company Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Section 2.05 (collectively the “Non-Election Shares”), the right to receive such Stock Consideration or Per Share Cash Consideration as is determined in accordance with Section 2.02.
(d)   For purposes of this Agreement, the following terms shall have the following meanings:
(i)   The “Exchange Ratio” means 0.691.
(ii)   The “Merger Consideration” means the Per Share Cash Consideration and/or Stock Consideration described in Section 2.01(a), as applicable.
(iii)   The “Per Share Cash Consideration” means $13.00.
(e)   All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.01 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) the Per Share Cash Consideration and/or the Stock Consideration which the holder thereof shall have become entitled to receive in accordance with, and subject to, Section 2.01(a),

(ii) cash in lieu of fractional shares which the holder thereof shall have become entitled to receive pursuant to Section 2.04 and (iii) any dividends or distributions which the holder thereof shall have become entitled to receive pursuant to Section 2.07(b), in each case, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Buyer Common Stock or Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Merger Consideration to give Buyer and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit Company or Buyer to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.
(f)   Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by Company or Buyer (in each case other than shares of Company Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Company or Buyer in respect of debts previously contracted) shall be cancelled and shall cease to exist and no Merger Consideration or other consideration shall be delivered in exchange therefor.
(g)   Each share of Buyer Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.
Section 2.02   Proration.
(a)   Notwithstanding any other provision contained in this Agreement, the total number of shares of Company Common Stock (including shares subject to Company Restricted Stock Awards, but excluding the shares of Company Common Stock to be cancelled as provided in Section 2.01(f)) to receive the Stock Consideration pursuant to Section 2.01(a) shall be equal to the product (rounded down to the nearest whole share) obtained by multiplying (x) 0.50 by (y) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (including for these purposes the shares subject to Company Restricted Stock Awards, but excluding the shares of Company Common Stock to be cancelled as provided in Section 2.01(f)) (the “Stock Conversion Number”). The total number of shares of Company Common Stock (including shares subject to Company Restricted Stock Awards, but excluding the shares of Company Common Stock to be cancelled as provided in Section 2.01(f)) to be converted into the right to receive the Per Share Cash Consideration pursuant to Section 2.01(a) shall be equal to the difference between the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (including for these purposes the shares subject to Company Restricted Stock Awards, but excluding the shares of Company Common Stock to be cancelled as provided in Section 2.01(f)) and the Stock Conversion Number (the “Cash Conversion Number”).
(b)   Promptly (and in any event no later than five (5) Business Days) after the Effective Time, Buyer shall cause the Exchange Agent to effect the allocation among Holders of rights to receive the Per Share Cash Consideration and the Stock Consideration as follows:
(i)   If the aggregate number of shares of Company Common Stock (including shares subject to Company Restricted Stock Awards) with respect to which Stock Elections shall have been made (the “Stock Election Number”) exceeds the Stock Conversion Number, then all Cash Election Shares and Non-Election Shares shall be converted into the right to receive the Per Share Cash Consideration, and each Stock Election Share shall be converted into the right to receive (A) the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (1) the number of Stock Election Shares held by such Holder by (2) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number and (B) the Per Share Cash Consideration in respect of the remaining number of such Stock Election Shares;

(ii)   If the aggregate number of shares of Company Common Stock (including shares subject to Company Restricted Stock Awards) with respect to which Cash Elections shall have been made (the “Cash Election Number”) exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each Holder thereof shall be converted into the right to receive (A) the Per Share Cash Consideration in respect of that number of Cash Election Shares held by such Holder obtained by multiplying (1) the number of Cash Election Shares held by such Holder by (2) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number and (B) the Stock Consideration in respect of the remaining number of such Cash Election Shares (with the Exchange Agent to determine, consistent with Section 2.02(a), whether fractions of Stock Election Shares shall be rounded up or down); and
(iii)   If the Stock Election Number and the Cash Election Number do not exceed the Stock Conversion Number and the Cash Conversion Number, respectively, then (i) all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration, (ii) all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and (iii) all Non-Election Shares shall be converted into the right to receive the Cash Consideration and/or Stock Consideration such that the aggregate number of shares of Company Common Stock entitled to receive the Cash Consideration is equal to the Cash Conversion Number and the aggregate number of shares of Company Common Stock entitled to receive the Stock Consideration is equal to the Stock Conversion Number.
Section 2.03   Rights as Shareholders; Stock Transfers.
All shares of Company Common Stock, if and when converted as provided in Section 2.01, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Old Certificate previously evidencing them shall represent only the right to receive for each share of Company Common Stock, the Merger Consideration. After the Effective Time, there shall be no transfers on the stock transfer books of Company of shares of Company Common Stock.
Section 2.04   Fractional Shares.
Notwithstanding any other provision of this Agreement, no fractional shares of Buyer Common Stock will be issued in the Merger. Buyer shall instead pay to each holder of a fractional share of Buyer Common Stock an amount of cash (without interest) determined by multiplying (a) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) by (b) the Buyer VWAP for the five (5) consecutive trading days ending on the fifth trading day immediately preceding the Closing Date, rounded up to the nearest whole cent, as provided by Bloomberg L.P. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.
Section 2.05   Election Procedures.
Each holder of record of shares of Company Common Stock and Company Restricted Stock Awards (as defined below) to be converted into the right to receive the Per Share Cash Consideration and/or the Stock Consideration in accordance with, and subject to, Section 2.01(a) (a “Holder”) shall have the right, subject to the limitations set forth in this Article II and except as otherwise may be agreed by such Holder and Buyer, to submit an election in accordance with the following procedures:
Each Holder may specify in a request made in accordance with the provisions of this Section 2.05 (herein called an “Election”) (i) the number of shares of Company Common Stock owned by such Holder (or subject to such Company Restricted Stock Awards) with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Company Common Stock owned by such Holder (or subject to such Company Restricted Stock Awards) with respect to which such Holder desires to make a Cash Election.

(b)   Buyer shall prepare a form reasonably acceptable to Company, including appropriate and customary transmittal materials in such form as prepared by Buyer and reasonably acceptable to Company (the “Form of Election”), so as to permit Holders to exercise their right to make an Election, and shall make such form available to Company for review not less than five (5) Business Days prior to its first distribution to Holders.
(c)   Buyer (i) shall initially make available and mail the Form of Election not less than twenty (20) Business Days prior to the anticipated Election Deadline to Holders of record as of the Business Day prior to such mailing date, and (ii) following such mailing date, shall use all reasonable efforts to make available as promptly as possible a Form of Election to any shareholder or holder of Company Restricted Stock Awards who requests such Form of Election prior to the Election Deadline. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period”.
(d)   Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, a Form of Election properly completed and signed (including duly executed transmittal materials included in the Form of Election) and accompanied by any Old Certificates representing all certificated shares to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Old Certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date which the parties shall agree is as near as practicable to five (5) Business Days preceding the Closing Date. The parties shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) Business Days before, and at least five (5) Business Days prior to, the Election Deadline.
(e)   Any Holder may, at any time during the Election Period, change or revoke his or her Election by written notice to the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. If any Election is not properly made with respect to any shares of Company Common Stock or any shares subject to Company Restricted Stock Awards (none of Buyer, Company nor the Exchange Agent being under any duty to notify any Holder of any such defect), such Election shall be deemed to be not in effect, and the shares of Company Common Stock or any shares subject to Company Restricted Stock Awards covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.
(f)   Any Holder may, at any time during the Election Period, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Old Certificates, or of the guarantee of delivery of such Old Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the parties that this Agreement has been terminated in accordance with the terms hereof.
(g)   Subject to the terms of this Agreement and the Form of Election, Buyer, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein.
Section 2.06   Buyer to Make Merger Consideration Available.
No later than one (1) Business Day prior to the Effective Time, Buyer shall deposit, or shall cause to be deposited, with the Exchange Agent, for exchange in accordance with this Article II for the benefit of the holders of Old Certificates, (i) evidence in book-entry form representing shares of Buyer Common Stock sufficient to deliver the aggregate Stock Consideration to be issued pursuant to Section 2.01(a), and (ii) cash in an amount sufficient to pay (A) the aggregate Per Share Cash Consideration payable pursuant to Section 2.01(a) and (B) cash in lieu of any fractional shares to be paid pursuant to Section 2.04 (such cash and shares of Buyer Common Stock described in the foregoing clauses (i) and (ii), together with any dividends or distributions with respect thereto payable in accordance with Section 2.07(b), being referred to herein as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Buyer, provided that such investments shall be in obligations of or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively, and provided further that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of Old Certificates. Any interest and other income resulting from such investments shall be paid to Buyer.
Section 2.07   Exchange Procedures.
(a)   As promptly as practicable, but in any event no later than five (5) Business Days following the Effective Time, and provided that Company has delivered, or caused to be delivered, to the Exchange Agent prior to the Closing all information that is necessary for the Exchange Agent to perform its obligations, the Exchange Agent shall mail to each holder of record of one or more Old Certificates representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the applicable Merger Consideration pursuant to this Article II and that has not theretofore submitted its Old Certificates with a Form of Election, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for the Merger Consideration as provided for in this Agreement. Upon proper surrender of an Old Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of the Old Certificate shall be entitled to receive in exchange, as applicable, (i) a statement or other evidence of shares in book entry form representing that number of whole shares of Buyer Common Stock to be issued pursuant to Section 2.01 (each such evidence of book entry ownership, a “New Certificate”), and/or (ii) a check or other method of cash payment representing the amount of (A) the Per Share Cash Consideration which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates pursuant to the provisions of Section 2.01, (B) any cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates pursuant to the provisions of Section 2.04 and (C) any dividends or distributions which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates pursuant to Section 2.07(b), and the Old Certificate so surrendered shall be cancelled. Until surrendered as contemplated by this Section 2.07(a), each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender the Merger Consideration as provided for in this Agreement and any unpaid dividends and distributions as provided in Section 2.07(b) and any unpaid dividend with respect to Company Common Stock with a record date that is prior to the Effective Time. No interest shall be paid or accrued on any cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Old Certificates. For shares of Company Common Stock held in book entry form, Buyer shall establish procedures for delivery which shall be reasonably acceptable to Company.
(b)   No dividends or other distributions with a record date after the Effective Time with respect to Buyer Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder shall surrender his or her Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder shall be entitled to receive any dividends or other distributions, without any interest, which had become payable with respect to shares of Buyer Common Stock represented by the Old Certificate. None of Buyer, Company or the Exchange Agent shall be liable to any Person in respect of any shares of Company Common Stock (or dividends or distributions with respect to them) or cash from the Exchange Fund delivered, as required by Law, to a public official pursuant to any applicable abandoned property, escheat, or similar Law.
(c)   The Exchange Agent and Buyer, as the case may be, shall not be obligated to deliver cash and a New Certificate or New Certificates representing shares of Buyer Common Stock to which a holder of Company Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Old Certificate or Old Certificates representing the shares of Company Common Stock for exchange as provided in this Article II, or an appropriate affidavit of loss and indemnity agreement and a bond in such amount as shall be required in each case by Buyer (but not more than the amount required under Buyer’s contract with its transfer agent). If any New Certificates evidencing shares of Buyer Common Stock are to be issued in a name other than that in which the Old Certificate evidencing Company Common Stock surrendered in exchange is registered, it shall be a condition of the issuance that the Old Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Old Certificate and otherwise in proper form for transfer, and that the Person requesting the exchange pay to the Exchange Agent any transfer or other recordation Tax required by reason of the issuance of a New Certificate for shares of Buyer Common Stock in any name other than that of the registered holder of the Old Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that any Tax has been paid or is not payable.
(d)   Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company for twelve (12) months after the Effective Time (as well as any interest or proceeds from any investment of the Exchange Fund) shall be delivered by the Exchange Agent to Buyer. Any shareholder of Company who has not complied with this Article II shall thereafter look only to Buyer for the Merger Consideration deliverable in respect of each share of Company Common Stock the shareholder holds as determined pursuant to this Agreement, in each case without any interest. If outstanding Old Certificates for shares of Company Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of Buyer Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable Law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to the property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of Company Common Stock represented by any Old Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of Company to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be deemed conclusive. In the event of a dispute with respect to ownership of any shares of Company Common Stock represented by any Old Certificate, Buyer and the Exchange Agent shall be entitled to tender to the custody of any court of competent jurisdiction any Merger Consideration represented by the Old Certificate and file legal proceedings interpleading all parties to such dispute, and will thereafter be relieved with respect to any claim with respect to such Merger Consideration.
(e)   Buyer (through the Exchange Agent, if applicable) and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock any amounts as Buyer (or any other applicable withholding agent) is required to deduct and withhold under applicable Law. The parties hereto agree that, absent any change in law, no deduction or withholding is required with respect to the payment of the Merger Consideration except for any withholding required as the result of any failure to deliver any certificates or forms requested pursuant to this Agreement. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock for whom the deduction and withholding was made by Buyer (or any other applicable withholding agent).
(f)   If an Old Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Buyer or the Exchange Agent, the posting by such person of a bond in such amount as Buyer or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of Buyer Common Stock and any cash in lieu of fractional shares, and dividends or distributions, deliverable in respect thereof pursuant to this Agreement.
Section 2.08   Anti-Dilution Provisions.
In the event Buyer changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Buyer Common Stock, the Exchange Ratio shall be proportionately and appropriately adjusted so as to provide the holders of Company Common Stock the same economic benefit as contemplated by this Agreement prior to that event; provided that, for the avoidance of doubt, no adjustment shall be made with regard to Buyer Common Stock if (i) Buyer issues additional shares of Buyer Common Stock and receives fair market value consideration for such shares (including, without limitation, upon the exercise of outstanding stock options or other equity awards) or (ii) Buyer issues employee or director stock grants or similar equity awards pursuant to a Buyer Benefit Plan.
Section 2.09   Treatment of Company Equity Awards.
(a)   Option Awards.   At the Effective Time, each option to purchase shares of Company Common Stock (a “Company Stock Option”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time and which has not been canceled prior thereto shall, at the Effective Time, automatically and without any required action on the part of the holder thereof, fully vest (to the extent not vested) and be canceled, and at the Effective Time, Company or Company Bank shall pay to the holder thereof cash in an amount equal to the product of (i) the number of shares of Company Common Stock provided for in each such Company Stock Option, and (ii) the excess, if any, of (x) the Per Share Cash Equivalent Consideration over (y) the Exercise Price (the “Cash Payment”). Any Company Stock Option for which the Exercise Price exceeds the Per Share Cash Equivalent Consideration shall be cancelled as of the Effective Time without payment. For purposes of this Section 2.09, “Exercise Price” shall mean the exercise price per share of Company Common Stock provided for with respect to such Company Stock Option. The Cash Payment shall be paid in cash on or before the Closing Date, and shall be made without interest and shall be less applicable tax withholdings. Company shall prohibit the exercise of any Option beginning on and after the fifth (5) trading day immediately preceding the Effective Time. Company or Company Bank, as applicable, shall be responsible for any applicable withholding and tax reporting with respect to cash payments made in accordance with this Section 2.09(a).
(b)   Restricted Stock Awards.   Each award in respect of a share of Company Common Stock subject to vesting, repurchase or other time-based lapse restrictions granted under a Company Equity Plan that is outstanding and unvested immediately prior to the Effective Time (a “Company Restricted Stock Award”) shall automatically vest in full at the Effective Time, and the shares of Company Common Stock underlying such vested Company Restricted Stock Award shall be considered outstanding shares of Company Common Stock entitled to the treatment set forth in Section 2.01. Buyer shall provide the consideration described in this Section 2.09(b) less applicable Tax withholdings (which, for the avoidance of doubt, shall be satisfied through the withholding of shares of Company Common Stock prior to the Effective Time).
(c)   At the Effective Time, the Company Equity Plans and all related grant agreements thereunder shall terminate and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Company shall be of no further force and effect.
(d)   At or prior to the Effective Time, subject to the payment for each Company Stock Option pursuant to Section 2.09(a) and the treatment of each Company Restricted Stock Award pursuant to Section 2.09(b), the board of directors of Company or its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary for the treatment of the Options and Company Restricted Stock Awards and to effectuate the provisions of this Section 2.09.
Section 2.10   No Dissenters’ Rights.
Consistent with the relevant provisions of the MGCL and Company’s Articles of Organization, no shareholder of Company shall have appraisal rights with respect to the Merger.
Section 2.11   Withholding.
Buyer shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any consideration payable or otherwise deliverable pursuant to this Agreement, such amounts as may be required to be deducted or withheld therefrom under any provision of any Law related to Taxes or under any legal requirements. Buyer shall cause all amounts so withheld to be timely paid over to the appropriate Governmental Authority in accordance with applicable Law. Prior to the Closing, the Company shall take all necessary action to provide Buyer with any necessary Tax forms to implement the foregoing, including, without limitation, a duly executed IRS Form W-9. Amounts withheld or deducted pursuant to and in accordance with this Section 2.11 and paid over to the appropriate Governmental Authority shall be treated for all purposes of this Agreement as having been paid to the recipient in respect of which such deduction and withholding was made.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF COMPANY
Section 3.01   Making of Representations and Warranties.
(a)   Concurrently with the execution of this Agreement, Company has delivered to Buyer a schedule (the “Company Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article III or to one or more of its covenants contained in Article V; provided, however, that the mere inclusion of an item on the Company Disclosure Schedule as an exception to a representation, warranty or covenant shall not be deemed an admission by Company that such item represents a material exception or fact, event or circumstance or that the item disclosed is or would reasonably be expected to have a Material Adverse Effect with respect to Company.
(b)   Except (i) as set forth on the Company Disclosure Schedule; provided that any disclosures made with respect to a section of this Article III shall be deemed only to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (ii) as disclosed in any reports, forms, schedules, registration statements and other documents publicly filed by Company with the SEC since December 31, 2024 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Company and Company Bank hereby represent and warrant as provided in this Article III.
Section 3.02   Organization, Standing and Authority.
(a)   Company is a Maryland corporation duly organized, validly existing, and in good standing under the Laws of the State of Maryland and is duly registered with the FRB as a bank holding company under the BHC Act and meets the applicable requirements for qualification as a bank holding company under the BHC Act and the regulations of the FRB. Company has full corporate power and authority to carry on its business as now conducted. Company is duly licensed or qualified to do business in each foreign jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except for those jurisdictions where failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. A complete and accurate list of all such jurisdictions, as applicable, is set forth on Company Disclosure Schedule 3.02.
(b)   Company Bank is a Massachusetts-chartered stock savings bank duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Massachusetts. Company Bank’s deposits are insured by the FDIC in the manner and to the full extent permitted by law, and all premiums and assessments required to be paid to the FDIC have been paid by Company Bank when due. Company Bank is a member in good standing of the FHLB.
Section 3.03   Capital Stock.
The authorized capital stock of Company consists of 100,000,000 shares of Company Common Stock. As of the date of this Agreement, there were (i) 17,788,038 shares of Company Common Stock outstanding (including shares held in the Company ESOP and 192,965 Company Restricted Stock Awards), (ii) 1,113,092 shares reserved for issuance under Options, (iii) no shares held in treasury, (iv) no shares held by Company Subsidiaries, and (v) 2,693,013 shares reserved for future issuance pursuant to the Company Equity Plans. The outstanding shares of Company Common Stock have been duly authorized and are validly issued and are fully paid and non-assessable. Company Disclosure Schedule 3.03 sets forth, as of the date of this Agreement, the name of each holder of an unvested Company Equity Award under either of the Company Equity Plans, identifying (i) the type of the award, (ii) the aggregate amount of unvested restricted stock awards, (iii) the number of shares of Company Common Stock subject to each award, and (iv) the grant date and vesting schedule. There are no options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments or understandings to which Company is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of Company or any of Company’s Subsidiaries or obligating Company or any of Company’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, Company or any of Company’s Subsidiaries other than those listed in Company Disclosure Schedule 3.03. Except as set forth in Company Disclosure Schedule 3.03, there are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Company or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of Company Common Stock or other equity interests of the Company. All shares of Company Common Stock subject to issuance as set forth in this Section 3.03 or Company Disclosure Schedule 3.03 shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Company or any of Company’s Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any of Company’s Subsidiaries or any other securities of Company or any of Company’s Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. All of the outstanding shares of capital stock of each of Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all such shares are owned by Company or another Subsidiary of Company free and clear of all security interests, liens, claims, pledges, taking actions, agreements, limitations in Company’s voting rights, charges or other encumbrances of any nature whatsoever. Neither Company nor any of its Subsidiaries has any trust capital securities or other similar securities outstanding. No bonds, debentures, notes or other indebtedness issued by Company or any of its Subsidiaries (i) having the right to vote on any matters on which shareholders of Company may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of Company, are issued or outstanding.
Section 3.04   Subsidiaries.
(a)(i)    Company Disclosure Schedule 3.04(a) sets forth a complete and accurate list of all of Company’s Subsidiaries, including the jurisdiction of organization of each Subsidiary, (ii) Company owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (iii) no equity securities of any of Company’s Subsidiaries are or may become required to be issued (other than to Company) by reason of any contractual right, preemptive right, or otherwise, (iv) there are no contracts, commitments, understandings, or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to Company or a wholly-owned Subsidiary of Company), (v) there are no contracts, commitments, understandings, or arrangements relating to Company’s rights to vote or to dispose of the securities of any Subsidiary and (vi) all of the equity securities of each Subsidiary held by Company, directly or indirectly, are validly issued, fully paid and nonassessable, are not subject to preemptive or similar rights and are owned by Company free and clear of all Liens.
(b)   Except as set forth in Company Disclosure Schedule 3.04(b), Company does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.
(c)   Each of Company’s Subsidiaries has been duly organized and qualified and is in good standing under the Laws of the jurisdiction of its organization and, as applicable, is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse

Effect. A complete and accurate list of all such jurisdictions, as applicable, is set forth on Company Disclosure Schedule 3.04(c).
Section 3.05   Corporate Power; Minute Books.
(a)   Company and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Company has the corporate power and authority to execute, deliver, and perform its obligations under this Agreement and to consummate the Transaction, subject to receipt of all necessary approvals of Governmental Authorities and the approval of Company’s shareholders of this Agreement and Company of the Bank Merger.
(b)   The minute books of Company and Company Bank contain true, complete and accurate records of all corporate actions taken by shareholders of Company and Company Bank and the boards of directors of Company and Company Bank (including committees of such boards of directors) and all copies of such records or excerpts thereof provided to Buyer or any of its Representatives in connection with execution and delivery of this Agreement were true, complete and accurate, except as the same may have been redacted to exclude confidential supervisory information, information with respect to other merger and acquisition opportunities, information subject to attorney-client privilege and information required to be protected by Law.
Section 3.06   Corporate Authority.
The board of directors of Company has (i) adopted this Agreement, and (ii) directed that this Agreement be submitted to Company’s shareholders for approval at a duly held meeting of such shareholders. Except for the approval of this Agreement by the affirmative vote of the holders of not less than a majority of the outstanding shares of Company Common Stock entitled to vote on this Agreement (the “Requisite Company Shareholder Approval”), and the adoption and approval of this Agreement by Company as the sole shareholder of Company Bank, no other corporate proceedings on the part of Company are necessary to approve this Agreement or to consummate the Transaction. This Agreement has been duly and validly executed and delivered by Company and (assuming due authorization, execution and delivery by Buyer) constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting insured depository institutions or their parent companies or the rights of creditors generally and subject to general principles of equity (the “Enforceability Exceptions”)).
Section 3.07   Regulatory Approvals; No Defaults.
(a)   No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained in connection with the execution, delivery, or performance by Company of this Agreement or to consummate the Transaction (including the Bank Merger), except for (i) as applicable, filings of, applications or notices with, and consents, approvals or waivers by, or the making of satisfactory arrangements with, the FRB, the Massachusetts Commissioner of Banks (the “Commissioner”) and the Massachusetts Housing Partnership Fund; (ii) the Requisite Company Shareholder Approval; (iii) the filing and effectiveness of the Registration Statement with the SEC, (iv) the approval of the listing on The Nasdaq Global Select Market (“Nasdaq”) of the Buyer Common Stock to be issued in the Merger (the “Buyer Share Issuance”); and (v) the filings of the Articles of Merger and Articles of Holdco Merger with the Maryland Department of Assessments and Taxation, the Articles of Bank Merger with the Secretary of the Commonwealth of Massachusetts, and the filing of a Certificate of Consolidation with the Commissioner. Each consent, approval, receipt, or waiver by the FRB and the Commissioner and the making of satisfactory arrangements with the Massachusetts Housing Partnership Fund as referred to in clause (i) is a “Regulatory Approval.” To Company’s Knowledge as of the date of this Agreement, there is no fact or circumstance relating to Company that would reasonably be expected to result in any of the approvals set forth above and referred to in Section 6.02(a) not being received in order to permit consummation of the Merger on a timely basis.
(b)   Subject to the receipt of the Requisite Company Shareholder Approval and the receipt, or the making, of the consents, approvals, waivers and filings referred to in the immediately preceding paragraph and the expiration of the related waiting periods, the execution, delivery, and performance of this Agreement by Company and Company Bank, as applicable, the consummation of the Transaction and compliance by Company and Company Bank with any of the terms or provisions hereof do not and will not (i) constitute a breach or violation of, or a default under, the Articles of Organization or Bylaws (or similar governing documents) of Company or any of its Subsidiaries or Affiliates, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Company or any of its Subsidiaries, or any of their respective properties or assets or (iii) assuming that the consents, approvals and filings referred to in this Section 3.07 and Company Disclosure Schedule 3.13(d) are duly obtained and/or made, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries or Affiliates under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Company or any of its Subsidiaries or Affiliates is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clauses (ii) and (iii) above, for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company.
Section 3.08   SEC Documents; Other Reports; Internal Controls.
(a)   Company has filed with or otherwise furnished to (as applicable) the SEC all reports, forms, schedules, registration statements and other documents required to be filed or furnished by it under the Exchange Act or the Securities Act since December 31, 2021 (the “Company Reports”), and, to the Knowledge of Company, has paid all associated fees and assessments due and payable. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing, as of the date of that subsequent filing), the Company Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC applicable to such Company Reports, and none of the Company Reports when filed with the SEC, and if amended, as of the date of the amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which they were made, not misleading. Except as set forth in Company Disclosure Schedule 3.08(a), there are no outstanding comments from, or unresolved issues raised by, the SEC, as applicable, with respect to any of the Company Reports. None of Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.
(b)   Except as set forth in Company Disclosure Schedule 3.08(b), Company and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments, that they were required to file since December 31, 2021 with any Governmental Authority (other than Company Reports) and have paid all fees and assessments due and payable in connection with any filings Company was required to make. Except for normal examinations conducted by a Governmental Authority in the ordinary course of the business of Company and its Subsidiaries or as set forth on Company Disclosure Schedule 3.08(b), no Governmental Authority has notified Company that it has initiated any proceeding or, to Company’s Knowledge, threatened any investigation into the business or operations of Company or any of its Subsidiaries since December 31, 2021. There is no material unresolved violation or exception by any Governmental Authority with respect to any report, form, schedule, registration statement or other document filed by, or relating to any examinations by any such Governmental Authority of, Company or any of its Subsidiaries. Company Disclosure Schedule 3.08(b) lists all examinations of Company Bank conducted by the Commissioner and the FDIC, and all examinations of Company conducted by the FRB, since December 31, 2021 and the dates of any responses thereto submitted by Company Bank and Company, respectively. Notwithstanding the foregoing, nothing in this Section 3.08(b) or this Agreement shall require Company to provide Buyer with any confidential regulatory supervisory information of Company Bank or Company.
(c)   Based on its most recent evaluation prior to the date of this Agreement, Company has not had to disclose to Company’s outside auditors and the audit committee of Company’s board of directors (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably expected to adversely affect in any material respect Company’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting.
(d)   The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access to them), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the following sentence. Company and its Subsidiaries have devised and maintained and currently maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.
(e)   Company (i) has designed, implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Company, including the Company Subsidiaries, is made known to the chief executive officer and the chief financial officer of Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Company’s outside auditors and the audit committee of Company’s board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably expected to adversely affect Company’s ability to record, process, summarize and report financial information, and (B) to the Knowledge of Company, any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting. Any such disclosure was made in writing by management to Company’s auditors and audit committee and true and complete copies of such disclosures have been made available to Buyer. To the Knowledge of Company, as of the date of this Agreement, no fact or circumstance exists that would prevent Company’s outside auditors and its chief executive officer and chief financial officer from being able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(f)   Except as set forth in Company Disclosure Schedule 3.08(f), since December 31, 2021, (x) neither Company nor any of the Company Subsidiaries, nor, to the Knowledge of Company, any director, officer, auditor, accountant or representative of Company or any of the Company Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of the Company Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no employee of or attorney representing Company or any of the Company Subsidiaries, whether or not employed or retained by Company or any of the Company Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by Company or any of the Company Subsidiaries or any of their respective officers, directors, employees or agents to the members of the board of directors of Company or any committee thereof or the board of directors or similar governing body of any Company Subsidiary or any committee thereof, or, to the Knowledge of Company, to any director or officer of Company or any Company Subsidiary.
Section 3.09   Financial Statements; Undisclosed Liabilities.
(a)   The financial statements of Company (including any related notes and schedules) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly disclosed in the financial statements or in the notes thereto), and fairly present, in all material respects, the consolidated financial position of Company and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of Company and its Subsidiaries as of the dates and for the periods shown. The books and records of Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. No independent public accounting firm has resigned (or informed Company that it intends to resign) or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b)   Except for (i) those liabilities that are fully reflected or reserved for in the audited consolidated financial statements of Company included in its Annual Report filed on Form 10-K for the fiscal year ended December 31, 2024, as filed with the SEC, (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2024 in amounts consistent with past practice (including such liabilities contained in the Company Reports); (iii) liabilities that have been discharged or paid in full before the date of this Agreement; (iv) liabilities or obligations incurred directly as a result of this Agreement, or (v) liabilities set forth in Company Disclosure Schedule 3.09(b), neither Company nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability, other than pursuant to or as contemplated by this Agreement, or that, either alone or when combined with all other liabilities of a type not described in clause (i) or (ii), has had, or would be reasonably expected to have, a Material Adverse Effect with respect to Company.
(c)   Company has made available to Buyer a copy of Company’s Parent Company Only Financial Statements for Small Holding Companies (on Form FR Y-9SP) as of December 31, 2024 which includes information regarding “off-balance sheet arrangements” effected by Company.
(d)   To the Knowledge of Company, Crowe LLP, which has expressed its opinion with respect to the audited financial statements of Company and its Subsidiaries (including the related notes) included in the Company Reports, is and has been throughout the periods covered by such financial statements “independent” with respect to Company within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board. To the Knowledge of Company, as of the date of this Agreement, no fact or circumstance exists that would prevent Crowe LLP from being able to consent to the Registration Statement incorporating by reference its opinion with respect to Company’s audited financial statements for the year ended December 31, 2024 included in the Company Reports when the Registration Statement (or any amendment thereto) is filed with the SEC.
Section 3.10   Absence of Certain Changes or Events.
(a)   Except as set forth in Company Disclosure Schedule 3.10(a), since December 31, 2024 (the “Company Balance Sheet Date”), there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows, or properties of Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Company, and to the Knowledge of Company, no fact or condition exists which is reasonably expected to cause a Material Adverse Effect with respect to the Company in the future, (ii) any change by Company or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required or permitted by applicable Law or GAAP or regulatory accounting as concurred in by Company’s independent accountants, (iii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Company or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice, (iv) any material election made by Company or any of its Subsidiaries for federal or state income Tax purposes other than in the ordinary course of business consistent with past practice, (v) any material change in the credit policies or procedures of Company or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive, (vi) other than loans and loan commitments, investment securities, and other real estate owned in the ordinary course of business and consistent with past practice, any material acquisition or disposition of any assets or properties, or any contract for any acquisition or disposition entered into, or (vii) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.
(b)   Except as otherwise expressly permitted or expressly contemplated by this Agreement, and except as set forth in Company Disclosure Schedule 3.10(b), since the Company Balance Sheet Date, the Company and its Subsidiaries have carried on its business in the ordinary course consistent with past practice and there has not been: (i) any entry by Company or any of its Subsidiaries into any contract or commitment of more than (A) $250,000 in the aggregate or (B) $250,000 per annum with a term of more than one year, other than borrowings, loans, loan commitments and Company Benefit Plans in the ordinary course of business, or (ii) any increase in or establishment of any bonus, severance, deferred compensation, pension, retirement, profit sharing, equity or equity-based incentive, stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of Company or any of its Subsidiaries, or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, or any payment of any bonus, unless such aforementioned actions were required by Law or Company Benefit Plan or were conducted in the ordinary course of business with respect to the compensation or employment or engagement of directors, officers, or employees of Company or any of its Subsidiaries.
Section 3.11   Legal Proceedings.
(a)   Except as set forth in Company Disclosure Schedule 3.11(a), neither Company nor any of its Subsidiaries is a party to any, and to the Knowledge of Company, there are no pending or threatened, legal, administrative, arbitral or other proceedings, claims, demand letters, actions or governmental or regulatory investigations of any nature against Company or any of its Subsidiaries or any of their current or former directors or executive officers (in their capacity as such) (i) that would, individually or in the aggregate, be reasonably likely to result in a material restriction on Company or any of the Company Subsidiaries’ businesses, (ii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company or (iii) challenging the validity or propriety of this Agreement or the Transaction.
(b)   To the Knowledge of the Company, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon Company, any of the Company Subsidiaries or the assets of Company or any of the Company Subsidiaries (or that, upon consummation of the Merger, would apply to the Interim Surviving Entity or any of its affiliates) that (i) would, individually or in the aggregate, be reasonably expected to result in a material restriction on Company or any of the Company Subsidiaries’ businesses or (ii) would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Company.
Section 3.12   Compliance With Laws.
(a)   Except as set forth in Company Disclosure Schedule 3.12(a), Company and each of its Subsidiaries is and since December 31, 2021 has been in compliance in all material respects with all applicable federal, state, local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees or applicable to Company and its Subsidiaries, including without limitation, all Laws related to the privacy and security of data or information that constitutes personal data, personally identifiable information, or nonpublic personal information under applicable law or regulation (such information, “Personal Data”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act and Mass. Gen. L. ch. 167, § 14, the Fair Credit Reporting Act, the Truth in Lending Act, Regulation Z, Mass. Gen. L. ch. 140D and 209 Code Mass. Regs. 32.00, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Mass. Gen. L. ch. 167B, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury, and any other Law relating to discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Flood Disaster Protection Act of 1973 and the National Flood Insurance Act of 1968 and the

implementing regulations thereunder, the Coronavirus Aid, Relief, and Economic Security Act, the Dodd-Frank Act and the Economic Growth, Regulatory Relief and Consumer Protection Act. Company and each of its Subsidiaries has all material permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease their properties and to conduct their business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Company’s Knowledge, no suspension or cancellation of any of them is threatened.
(b)   Except as set forth in Company Disclosure Schedule 3.12(b), neither Company nor any of its Subsidiaries has received, since December 31, 2021, notification or communication from any Governmental Authority (i) asserting that it is not in material compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any material license, franchise, permit or governmental authorization (nor, to Company’s Knowledge, do any grounds for any of the foregoing exist).
(c)   Company has not engaged in any activities permissible only for a financial holding company under Section 4(k) of the BHC Act.
Section 3.13   Material Contracts; Defaults.
(a)   Other than as set forth on Company Disclosure Schedule 3.13(a), neither Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) or amendment thereto (i) with respect to the employment, engagement or other relationship of any members of the board of directors, officers, employees or consultants of the Company or any of its Subsidiaries, (ii) which would entitle any present or former board member, officer, employee, consultant or agent of Company or any of its Subsidiaries to indemnification from Company or any of its Subsidiaries, (iii) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of the Transaction (other than such increases or vesting contemplated by this Agreement), (iv) the value of any of the benefits of which will be calculated on the basis of the Transaction, (v) which grants any right of first refusal, right of first offer, or similar right with respect to any material assets or properties of Company and or Subsidiaries, (vi) which provides for payments to be made by Company or any of its Subsidiaries upon a change in control, (vii) which provides for the lease of personal property having a value in excess of $1,000,000, (viii) which relates to capital expenditures and involves future payments in excess of $1,000,000, (ix) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of Company’s business, (x) which is not terminable on sixty (60) days or less notice and involving the payment by the Company or one of its Subsidiaries of more than $1,000,000 per annum (other than Company Benefit Plans), (xi) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC promulgated under the Exchange Act), or (xii) which materially restricts the conduct of any business by Company or any of its Subsidiaries (collectively, “Company Material Contracts”). Company has previously made available to Buyer true, complete, and correct copies of each Company Material Contract.
(b)(i)    Each Company Material Contract is valid and binding on Company or its applicable Subsidiary and in full force and effect, and, to the Knowledge of Company, is valid and binding on the other parties thereto, (ii) Company and each of its Subsidiaries and, to the Knowledge of Company, each of the other parties thereto, has in all material respects performed all obligations required to be performed by such party to date under each Company Material Contract to which it is a party, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of Company or any of its Subsidiaries or, to the Knowledge of Company, any other party thereto, under any such Company Material Contract, except, in each case, where such invalidity, failure to be binding, failure to so perform or breach or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on Company. No power of attorney or similar authorization given directly or indirectly by Company is currently outstanding.
(c)   Company Disclosure Schedule 3.13(c) contains a schedule showing , by individual, (i) annual salary, (ii) type of agreement, (iii) 2023 bonus percentage and aggregate dollar amount paid, (iv) aggregate dollar amount of any long-term incentive compensation paid in 2024, (v) 2024 bonus amounts, (vi) severance multiple in the event of a change in control, and (vi) total anticipated payments, under any employment, change-in-control, severance or similar contract or plan with or which covers any present or former employee, director or consultant of Company or any of its Subsidiaries and identifying the types and estimated amounts of the in-kind benefits due under any Company Pension Plan (other than a plan qualified under Section 401(a) of the Code), Company Benefit Plan or Company Material Contract for each such person, specifying the assumptions in such schedule. The failure of Company to include immaterial amounts (both individually or in the aggregate) under Section 3.13(c) shall not constitute a breach thereof.
(d)   Other than the consents, approvals, authorizations, notices or other actions (collectively, “Company Third-Party Consents”) required under Company Material Contracts relating to the Company’s lease of real property and any Company Material Contracts with annual payments greater than $50,000 as set forth on Company Disclosure Schedule 3.13(d), no third-party consent by any Person is required in connection with the execution, delivery, and performance of this Agreement and the consummation of the Transaction.
Section 3.14   Agreements with Regulatory Agencies.
Except as set forth on Company Disclosure Schedule 3.14 and subject to Section 10.12, neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2021, a recipient of any supervisory letter from, or since December 31, 2021, has adopted any policies, procedures or board resolutions at the request of any Governmental Authority that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has Company or any of its Subsidiaries been advised in writing or, to the Knowledge of Company, orally, since December 31, 2021, by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement, and to the Knowledge of Company, there is no reason to believe that it is reasonably likely any Governmental Authority will issue, initiate, order, or request any such Company Regulatory Agreement prior to the Closing Date.
Section 3.15   Risk Management Instruments.
Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Company, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar Derivative Transactions and risk management arrangements, whether entered into for the account of Company or any of its Subsidiaries or for the account of a customer of Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Authority and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). Company and each of its Subsidiaries has duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Knowledge of Company, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.
Section 3.16   Brokers.
Neither Company, Company Bank nor any of its officers or members of its board of directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions, or finder’s fees in connection with the Transaction, except that Company has engaged, and will pay a fee or commission to, Piper Sandler & Co. in accordance with the terms of a letter agreement between Piper Sandler & Co. and Company, a true, complete and correct copy of which has been delivered by Company to Buyer.
Section 3.17   Employee Benefit Plans.
(a)   A list of all material Company Benefit Plans as of the date of this Agreement are identified on Company Disclosure Schedule 3.17(a). For this purpose, a “Company Benefit Plan” means each benefit and compensation plans, contracts, policies, or arrangements (whether or not written) (i) covering current or former employees of Company or any of its Subsidiaries (the “Company Employees”), (ii) covering current or former members of its board of directors of Company or any of its Subsidiaries, or (iii) with respect to which Company or any Subsidiary has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not covered by ERISA), and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, equity based arrangements, retention, salary continuation, change in control, vacation, paid time off, insurance, split dollar life insurance, welfare and fringe-benefit, medical, dental, vision, disability, Code Section 125 cafeteria, and flexible benefits.
(b)   True and complete copies of all material Company Benefit Plans have been made available to Buyer including, in each case to the extent applicable, (i) the current plan documentation, amendments thereto, the current summary plan description, and any summaries of material modifications related thereto, (ii) annual reports (Form 5500s) and all attachments thereto (including audited financial statements), if any, filed with the IRS for the last three (3) years, (iii) the most recently received IRS determination letter, if any, or pre-approved plan or advisory letter issued by the IRS, relating to any such Company Benefit Plan, (iv) the current trust agreement, insurance contract or other funding arrangement and any amendments related thereto, (v) non-discrimination testing results for the last three (3) completed plan years and detail of any corrections (if applicable), (vi) annual funding notices, audited financial statements, (vii) actuarial valuations and reports for the last three (3) completed plan years, and (viii) all material non-routine correspondence received from or sent to any Governmental Authority in the last six (6) years.
(c)   Except as set forth in Company Disclosure Schedule 3.17(c), each Company Benefit Plan has been established, administered and operated in material compliance with all applicable Laws, including ERISA, the Code and the Affordable Care Act. Each Company Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Company Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the IRS, and no circumstance exists that could reasonably be expected to result in revocation of any such favorable determination letter or the loss of the qualification of the Company Pension Plan under Section 401(a) of the Code. To Company’s Knowledge, there is no pending or threatened litigation relating to the Company Benefit Plans. To the Company’s Knowledge, neither Company nor any of its Subsidiaries has engaged in, or is aware of, a non-exempt prohibited transaction with respect to any Company Benefit Plan or Company Pension Plan that could subject Company or any of its Subsidiaries to more than a de minimis tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.
(d)   Except as set forth on Company Disclosure Schedule 3.17(d), no liability under Subtitle C or D of Title IV of ERISA has been incurred by Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA (including any multiple employer plan as described in 29 C.F.R. Section 4001.2), currently or formerly maintained or contributed to by Company, any of its Subsidiaries or any entity which is considered one employer with Company or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). Neither Company nor any ERISA Affiliate has maintained, contributed to (or been obligated to contribute to) or had any liability (whether contingent or otherwise), at any time during the six (6)-year period ending on the Closing Date, and neither Company nor any of its Subsidiaries has incurred, and does not expect to incur, any withdrawal liability with respect to (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (ii) any funded welfare benefit plan within the meaning of Section 419 of the Code, or (iii) any “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the thirty (30)-day reporting requirement has not been waived, has been required to be filed for any Company Pension Plan or by any ERISA Affiliate within the thirty-six (36)-month period ending on the date hereof or will be required to be filed in connection with the Transaction.
(e)   All contributions required to be made with respect to all Company Benefit Plans have been timely made or have been reflected on the financial statements of Company to the extent required by GAAP. No Company Pension Plan or single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA or has otherwise failed to satisfy the minimum funding requirements of Section 412 of the Code or Sections 302 and 303 of ERISA, and none of Company or any ERISA Affiliate has an outstanding funding waiver. No Company Pension Plan is considered to be an “at-risk” plan within the meaning of Section 430 of the Code or Section 303 of ERISA.
(f)   To Company’s Knowledge, other than as set forth on Company Disclosure Schedule 3.17(f), neither Company nor any of its Subsidiaries has any obligations for retiree health or life benefits under any Company Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the Laws of any state or locality. All Company Benefit Plans that are group health plans have been, in all material respects, operated in compliance with the group health plan continuation requirements of Section 4980B of the Code and Sections 601-609 of ERISA, the certification of prior coverage and other requirements of Sections 701-702 and 711-713 of ERISA and the terms and conditions of the Patient Protection and Affordable Care Act. Company may amend or terminate any such Company Benefit Plan at any time without incurring any liability thereunder, other than routine administrative costs.
(g)   Other than as set forth on Company Disclosure Schedule 3.17(g) or as otherwise expressly provided in this Agreement, the execution of this Agreement, shareholder approval of this Agreement or consummation of the Transaction will not (i) entitle any Company Employee to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement under any Company Benefit Plans, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Company Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the Company Benefit Plans, (iv) result in any payment under any Company Benefit Plans that would be a “parachute payment” as defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, (v) limit or restrict the right of Company or Company Bank or, after the consummation of the Transaction, Buyer or any of its Subsidiaries, to merge, amend, or terminate any of the Company Benefit Plans, (vi) result in payments under any of the Company Benefit Plans which would not be deductible under Section 280G of the Code.
(h)   No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.
(i)   Each Company Benefit Plan that is a deferred compensation plan is in compliance in all material respects with Section 409A of the Code, to the extent applicable. All elections made with respect to compensation deferred under an arrangement subject to Section 409A of the Code have been made in accordance with the requirements of Section 409(a)(4) of the Code, to the extent applicable. Neither Company nor any of its Subsidiaries (i) has taken any action, or has failed to take any action, that has resulted or could reasonably be expected to result in the interest and tax penalties specified in Section 409A(a)(1)(B) of the Code being owed by any participant in a Company Benefit Plan or (ii) has agreed to reimburse or indemnify any participant or beneficiary in a Company Benefit Plan for any income taxes or the interest or penalties that may be payable as a result of Section 409A(a)(1) (B) of the Code that may be currently due or triggered in the future.
(j)   Company Disclosure Schedule 3.17(j) sets forth the value of benefits and payments that would be due to any executive named in the Summary Compensation Table in the Company’s proxy statement for its 2025 Annual Meeting of Shareholders as of the date, and subject to the assumptions, specified on such Schedule (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement, such as tax indemnification payments in respect of income or excise taxes), under any employment, change-in-control, severance or similar contract, plan or arrangement with or which covers any executive or former executive named in the Summary Compensation Table in Company’s proxy statement for its 2025 Annual Meeting of Shareholders, identifying the types and estimated amounts of the in-kind benefits due under any Company Benefit Plans (other than a plan qualified under Section 401(a) of the Code) for each such person, specifying the assumptions in such schedule and providing estimates of other required contributions to any trusts for any related fees or expenses.

(k)   To Company’s Knowledge, Company and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for Company or any of its Subsidiaries for purposes of each Company Benefit Plan, ERISA, the Code, tax withholding, unemployment compensation Laws, workers’ compensation Laws and all other applicable Laws.
(l)   Any Option previously granted by Company (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the applicable plan pursuant to which it was issued, (B) had an exercise price per share equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant (as determined pursuant to the Company Equity Plan), (C) had a grant date no earlier than the date on which Company’s board of directors or compensation committee actually awarded it, and (D) qualified for the tax and accounting treatment afforded to such award in Company’s tax returns and Company’s financial statements, respectively.
(m)   Except as described in Company Disclosure Schedule 3.17(m), neither Company nor any of its Subsidiaries maintains split dollar life insurance for the benefit of any current or former executive, employee director or other service provider (the “Split Dollar Policies”). Company files include a true and complete copy of each Split Dollar Policy and the relevant releases for each person previously a beneficiary or owner of all or a portion of a split dollar policy previously maintained by Company or its Subsidiaries. Except as described in Company Disclosure Schedule 3.17(m), no Split Dollar Policy provides for any additional rights, including vesting or limitations on termination of any such policy, in connection with a change in control or termination of service.
(n)   Company has not and, to the Knowledge of Company, none of its directors, officers, employees, agents, plan fiduciaries, plan trustees or plan administrators of any Company Benefit Plan or trust created under any Company Benefit Plan have, engaged in or been a party to any non-exempt “prohibited transaction” as defined in Section 4975 of the Code and Section 406 of ERISA that would reasonably be expected to result in material liability to Company.
(o)   Company does not maintain or contribute to, nor would reasonably be expected to otherwise incur any liability with respect to, any Company Benefit Plan subject to laws other than those of the United States.
Section 3.18   Labor Matters; Employment.
(a)   Neither Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization relating to employees of such Company or Subsidiary, nor to Company’s Knowledge, is there any proceeding pending or threatened, asserting that Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike, work stoppage or other material labor disruption or dispute involving it, to Company’s Knowledge, pending or threatened, nor, to Company’s Knowledge, is there any current activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.
(b)   Except as described in Company Disclosure Schedule 3.18(b), Company and its Subsidiaries are in compliance in all material respects with, and since December 31, 2021 have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, pay transparency, plant closing notification, classification of employees and independent contractors, classification of employees as exempt or non-exempt, equitable pay practices, privacy rights, labor disputes and labor practices, employment discrimination and harassment, including sexual harassment, workers’ compensation or long-term disability policies, unemployment compensation, retaliation, immigration, family and medical leave and other leave entitlements, including sick leave, disability rights and accommodations, occupational safety and health and other Laws in respect of any reduction in force (including notice, information and consultation requirements), and to Company’s Knowledge, there are no pending or threatened charges or lawsuits with respect to employment or labor matters against Company in any judicial, regulatory or administrative forum.
(c)(i) To Company’s Knowledge, no written allegations of sexual misconduct have been made in the past five (5) years against any person who is a current or former member of the board of directors of

Company, or a current or former officer or employee of Company or its Subsidiaries categorized at or above Senior Vice President, (ii) in the past five (5) years neither Company nor any of its Subsidiaries has entered into any settlement agreement with any employee or former employee of Company related to allegations of sexual harassment or sexual misconduct by any current or former member of the board of directors of Company or any current or former officer or employee at or above Senior Vice President, and (iii) to the Knowledge of Company, there are no agency or court proceedings currently pending or threatened related to any allegations of sexual harassment or sexual misconduct by any current or former member of the board of directors of Company, any current Section 16 Officer or any Senior Vice President.
Section 3.19   Environmental Matters.
(a)   To Company’s Knowledge, no real property (including buildings or other structures) currently owned or operated by Company or any of its Subsidiaries, or any property in which Company or any of its Subsidiaries holds a security interest, Lien or a fiduciary or management role (“Company Loan Property”), has had any Release of, any Hazardous Substance in a manner that violates Environmental Law or requires reporting, investigation, remediation, or monitoring under Environmental Law.
(b)   To Company’s Knowledge, no real property (including buildings or other structures) formerly owned or operated by Company or any of its Subsidiaries had, during such ownership or operation, any Release of any Hazardous Substance in a manner that violated Environmental Law or required reporting, investigation, remediation, or monitoring under Environmental Law.
(c)   To Company’s Knowledge, Company and each of its Subsidiaries is in compliance, in all material respects, with applicable Environmental Law.
(d)   To Company’s Knowledge, neither Company nor any of its Subsidiaries could be deemed the owner or operator of, or to have participated in the management of, any Company Loan Property which has had any Release of any Hazardous Substance in a manner that violates Environmental Law or requires reporting, investigation, remediation, or monitoring under Environmental Law.
(e)   To Company’s Knowledge, neither Company nor any of its Subsidiaries has any material liability under Environmental Law arising from the Release or disposal of any Hazardous Substance on any real property currently or formerly owned by Company or any of its Subsidiaries or any predecessor, or any Company Loan Property.
(f)   Neither Company nor any of its Subsidiaries has received (i) any written notice, demand letter, or claim alleging any violation of, or liability under, any Environmental Law or (ii) any written request for information reasonably indicating an investigation or other inquiry by any Governmental Authority concerning a possible violation of, or liability under, any Environmental Law.
(g)   No Lien or encumbrance has been imposed on property owned by Company or on any Company Loan Property in connection with any liability or potential liability arising from or related to Environmental Law and to Company’s Knowledge, there is no action, proceeding, writ, injunction, or claim pending or threatened in writing which could result in the imposition of any such Lien or encumbrance.
(h)   Neither Company nor any of its Subsidiaries is subject to any order, decree, or injunction relating to a violation of or allegation of liability under any Environmental Law.
(i)   To Company’s Knowledge, the Company has made available to Buyer any material environmental report, study, sampling data, correspondence, and filing in its possession and relating to environmental conditions at or on any real property (including buildings and other structures) currently or formerly owned or operated by Company or any of its Subsidiaries or any Company Loan Property.
(j)   To Company’s Knowledge, there is no litigation pending or threatened against Company or any of its Subsidiaries relating to any property now or formerly owned or operated by Company or any of its Subsidiaries or any Company Loan Property, before any court, or Governmental Authority (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the Release of any Hazardous Substance.

(k)   To Company’s Knowledge, there are no underground storage tanks on, in or under any property currently owned or operated by Company or any of its Subsidiaries.
(l)   Except as set forth in Company Disclosure Schedule 3.19(l), to Company’s Knowledge, there have been and are no (i) gasoline or service stations, or (ii) dry-cleaning facilities or operations, at, on, in, or under any Company Real Property.
(m)   To Company’s Knowledge, the Transaction is not subject to the provisions of any applicable environmental restrictive transfer law.
Section 3.20   Tax Matters.
(a)   Since December 31, 2020, except as set forth in Company Disclosure Schedule 3.20(a), Company and each of its Subsidiaries has timely filed all material Tax Returns that it was required to file under applicable Laws prior to the Effective Time, other than Tax Returns that are not yet due or for which a valid request for extension was filed consistent with requirements of applicable Laws. All such Tax Returns are true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All material Taxes due and owing by Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid, other than any Taxes that have been reserved or accrued on the balance sheet of Company or which Company is contesting in good faith. Neither Company nor any Subsidiary is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business), and neither Company nor any of its Subsidiaries currently has any open tax years for which the applicable statute of limitations has been extended (other than extensions to file Tax Returns obtained in the ordinary course of business) or suspended. No written claim with respect to a material amount of Taxes that has not been resolved has been made by an authority in a jurisdiction where Company or any Subsidiary does not file Tax Returns that it is or may be subject to taxation by, or required to file a Tax Return in, that jurisdiction. There are no Liens for Taxes (other than statutory liens for Taxes not yet due and payable, or Taxes that are being contested in good faith and for which adequate provision has been made on the balance sheet of Company) upon any of the assets of Company or any of its Subsidiaries.
(b)   Since December 31, 2020, except as set forth in Company Disclosure Schedule 3.20(b), Company and each of its Subsidiaries withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.
(c)   No foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are being conducted or, to Company’s Knowledge, are pending or threatened with respect to Company or any Subsidiary. Other than with respect to audits that have already been completed and resolved, neither Company nor any Subsidiary has received from any foreign, federal, state, or local Taxing Authority (including in jurisdictions where Company or any Subsidiary has not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) written notice of deficiency or proposed adjustment for any material amount of Tax proposed, asserted, or assessed by any Taxing Authority against Company or any Subsidiary.
(d)   Company has made available to Buyer true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to Company or any Subsidiary for taxable periods ended December 31, 2023, 2022 and 2021. Company has made available to Buyer correct and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by Company or any Subsidiary filed for the years ended December 31, 2023, 2022 and 2021. Company and each Subsidiary has timely and properly taken such actions in response to and in compliance with notices Company or any Subsidiary has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by Law. Neither Company nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and no request to waive or extend such a statute of limitations or time period has been filed, in each case that has not already been resolved, or is currently pending.
(e)   Except as set forth in Company Disclosure Schedule 3.20(e), neither Company nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the

Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Company and each Subsidiary has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Except as set forth in Company Disclosure Schedule 3.20(e), neither Company nor any Subsidiary is a party to or bound by any Tax allocation or sharing agreement (other than an unwritten agreement with Company Bank and its Subsidiaries or any agreement entered into in the ordinary course of business the principal purpose of which is not Taxes). Neither Company nor any Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), or (ii) has liability for the Taxes of any Person (other than Company or any Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract (other than contracts entered into in the ordinary course of business the principal purpose of which is not Taxes), or otherwise.
(f)   The unpaid Taxes of Company and each Subsidiary (i) did not, as of December 31, 2024, exceed the reserve for Tax liability (which reserve is distinct and different from any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements of Company as of December 31, 2024 (rather than in any notes to such financial statements), and (ii) do not exceed that reserve as adjusted for the passage of time through the Effective Time in accordance with the past practice of Company in filing its Tax Returns. Since December 31, 2024, neither Company nor any Subsidiary has incurred any liability for Taxes arising outside the ordinary course of business from extraordinary gains or losses, as that term is used in GAAP consistent with past practice and custom.
(g)   Neither Company nor any Subsidiary shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law relating to income Tax) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law relating to income Tax), in each case as a result of any action or transaction occurring prior to the Closing; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date outside the ordinary course of business; or (vi) use of any improper method of accounting for a taxable period on or before the Closing Date.
(h)   There have not been, within two years of the date of this Agreement, any (i) redemptions of their shares by Company or any of its Subsidiaries, (ii) transfers or dispositions of material property by Company or any of its Subsidiaries for which Company or any of its Subsidiaries did not receive adequate consideration, or (iii) distributions by Company or any of its Subsidiaries with respect to their stock other than distributions of cash in the ordinary course of business.
(i)   Neither Company nor any Subsidiary has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
(j)   Neither Company nor any Subsidiary is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).
(k)   Neither Company nor any Subsidiary has taken or agreed to take any action, has failed to take or agreed not to take any action or has Knowledge of any fact, agreement, plan, or other circumstance that could reasonably be expected to prevent or impede (i) each of the Merger and the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) Nutter, McClennen & Fish, LLP or Luse Gorman, PC from delivering the opinions described in Sections 7.02(d) and 7.03(c), respectively.
(l)   Company Disclosure Schedule 3.20(l) sets forth the entity classification of each Subsidiary of Company for U.S. federal income Tax purposes.

(m)   Neither Company nor any Subsidiary has taken or agreed to take any action, has failed to take or agreed not to take any action or has Knowledge of any fact, agreement, plan, or other circumstance that could reasonably be expected to prevent or impede the Transaction from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(n)   Except as set forth in Company Disclosure Schedule 3.20, neither Company nor any Subsidiary is a party to any contract or agreement that has resulted or reasonably could be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” with respect to any of the Company Executive Officers within the meaning of Section 280G of the Code or any corresponding provision of federal, state, local or foreign Law related to Tax.
Section 3.21   Investment Securities.
(a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, each of Company and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Company Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Company or its Subsidiaries, which pledges are listed in Company Disclosure Schedule 3.21(a). Such securities and commodities are valued on the books of Company in accordance with GAAP in all material respects.
(b)   Company and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Company believes are prudent and reasonable in the context of their respective businesses, and Company and its Subsidiaries have, since December 31, 2021, been in compliance with such policies, practices and procedures in all material respects.
Section 3.22   Regulatory Capitalization.
Company Bank is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Neither Company nor any of its Subsidiaries has received any notice in writing, or to Company’s Knowledge, orally, from a Governmental Authority that the status of Company or Company Bank as “well-capitalized” will change, and to the Knowledge of Company, there is no reason to anticipate that Company Bank will not be “well capitalized” as of both March 31, 2025 and December 31, 2025.
Section 3.23   Loan Portfolio.
(a)   As of May 31, 2025, except as set forth on Company Disclosure Schedule 3.23(a), neither Company nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Company or any Subsidiary of Company is a creditor which as of March 31, 2025 had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of March 31, 2025, over sixty (60) days or more delinquent in payment of principal or interest, or (ii) “extensions of credit” to any “executive officer” or other “insider” of Company or any of its Subsidiaries (as such terms are defined in 12 C.F.R. Part 215). Each “extension of credit” to any such “executive officer” or other “insider” of Company or any of its Subsidiaries subject to 12 C.F.R. Part 215 was made and continues to be in compliance with 12 C.F.R. Part 215 or is exempt therefrom. Except as such disclosure may be limited by any applicable law, rule or regulation, Company Disclosure Schedule 3.23(a) sets forth a true, correct and complete, in all material respects, list of (A) all of the Loans of Company and its Subsidiaries that, as of March 31, 2025 had an outstanding balance of $1,000,000 or more and were classified by Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import (the “Company Classified Loans”), together with the principal amount of each such Loan, and the aggregate principal amount of such Loans as of such date and (B) each asset of Company or any of its Subsidiaries that, as of March 31, 2025, had a carrying value of $250,000 or more and was classified as “Other Real Estate Owned” and the carrying value thereof.

(b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, each outstanding Loan of Company or any of its Subsidiaries (i) is evidenced by notes, lost note affidavits, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Company and its Subsidiaries as secured Loans, has been secured, or are in the process of being secured in the ordinary course of business, by valid Liens, which have been perfected, except for security instruments which have been submitted for recording and have not been recorded, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity as they relate to or affect such obligor.
(c)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, each outstanding Loan of Company or its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(d)   None of the agreements pursuant to which Company or any of its Subsidiaries has, since December 31, 2021, sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default (other than early payment defaults, as defined in the relevant agreements) by the obligor on any such Loan.
(e)   Neither Company nor any of its Subsidiaries is now, nor has it ever been since December 31, 2021, subject to any material fine, suspension, settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment, any Governmental Authority relating to the origination, sale or servicing of mortgage, commercial or consumer Loans.
(f)   With respect to each Company Loan Property having an outstanding principal balance as of March 31, 2025 greater than $5,000,000, Company (or its applicable Subsidiary), has received an American Land Title Association lender’s title insurance policy, which was issued by a nationally recognized title insurance company qualified to do business in the jurisdiction where the applicable Company Loan Property is located, covering the portion of such Company Loan Property and insuring that the related mortgage is a valid lien in the original principal amount of the related Loan on the obligor’s fee simple interest (or, if applicable, leasehold interest) in such Company Loan Property, subject only to any Permitted Liens.
(g)   Since December 31, 2021, Company (or its applicable Subsidiary) has followed internal due diligence guidelines with respect to environmental matters for each relevant Company Loan Property in all material respects or otherwise evaluated environmental matters, in a manner consistent with industry practice at the time the loan was granted for secured loan transactions of the size and type of the loan for which such Company Loan Property was granted as security
(h)   Prior to the date hereof, Company has delivered to Buyer an electronic file containing, with respect to each Loan, the Company Data Tape (as defined in Section 9.01). The Company Data Tape is true and complete in all material respects as of the date specified therein. Except as would not reasonably be expected to have a Material Adverse Effect on Company, either individually or in the aggregate, either Company or a Company Subsidiary (including Company Bank) (or its designated custodian or servicer)   has in its possession the complete Company Data Tape with respect to each Loan and neither such Company Data Tape, nor any files of Company or a Company Subsidiary (including Company Bank) have any marks or notations indicating that any ownership or security interest therein has been pledged, assigned or otherwise conveyed to any person.
(i)   At all times since December 31, 2021, neither Company nor any of its Subsidiaries has serviced or subserviced, any residential loan for any holder of such loan that is not an affiliate of the Company.

(j)   To the Knowledge of the Company, no obligor under any Loan is an individual that was included on the “Specialty Designated Nationals and Blocked Persons List” of the Office of Foreign Assets Control at the time of origination.
(k)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, no Loan was originated in, or is subject to the laws of, any jurisdiction the laws of which would make unlawful, void or voidable the sale, transfer and/or assignment of the Loans or any related servicing rights (or any related instruments under which it was originated). Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, neither Company nor any Company Subsidiary (including Company Bank) has entered into any contract with any obligor that prohibits, restricts or conditions the assignment of such Loans or the related servicing rights (or any related instruments under which it was originated).
Section 3.24   Reserves.
(a)   Company’s allowance for credit losses as reflected in Company’s audited balance sheet as of December 31, 2024 was, and the allowance shown on the balance sheets in Company financial statements for periods ending after such date, in the reasonable judgment of management, was as of their respective dates, in compliance with Company’s existing methodology for determining the adequacy of its allowance for credit losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP, and is adequate under all such standards.
(b)   Company’s reserve for Taxes as of December 31, 2024, as calculated under and required under Financial Accounting Standards Board Interpretation 48 in the Company financial statements was, and such reserve for Taxes for periods ending after such date, in the reasonable judgment of management, was, as of their dates, adequate for all contingencies and includes all reasonably possible contingencies.
(c)   As of December 31, 2024, and as of the end of each fiscal quarter ending thereafter, any impairment on loans, investments, and any other financial instrument in the Company financial statements was correctly accounted for under GAAP.
Section 3.25   No Trust Business; No Administration of Fiduciary Accounts.
As of the date of this Agreement, and through the Closing Date, the Company does not offer, nor does any of its Subsidiaries offer, and will not offer, any accounts for which it acts (or would act) as a fiduciary, including but not limited to accounts for which it serves (or would serve) as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.
Section 3.26   No Investment Management and Related Activities.
At no time since December 31, 2019, has the Company, any of its Subsidiaries or Company’s or its Subsidiaries’ employees conducted business or provided services as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity.
Section 3.27   Repurchase Agreements.
With respect to all agreements pursuant to which Company or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Company or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date of this Agreement, the value of such collateral equals or exceeds the amount of the debt it secures.
Section 3.28   CRA, Anti-Money Laundering and Customer Information Security.
Neither Company nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and, to Company’s Knowledge, none of Company and its

Subsidiaries has been advised of, or has any reason to believe (because of Company Bank’s Home Mortgage Disclosure Act data for the fiscal year ended December 31, 2024, filed with the FDIC, or otherwise) that any facts or circumstances exist which would cause Company Bank: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act and its implementing regulations, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule, or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and its implementing regulations, as well as the provisions of the information security program adopted by Company Bank pursuant to Appendix B to 12 C.F.R. Part 364. Furthermore, the board of directors of Company Bank has adopted and Company Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act. Company Bank has implemented a program with respect to the beneficial ownership requirements set forth in the final rule on Customer Due Diligence Requirements for Financial Institutions found in 81 Federal Register 29397 (July 11, 2016) and 31 C.F.R. § 1010 et seq. Company Bank has, and at all times since December 31, 2021 has had, a Community Reinvestment Act rating no lower than “Satisfactory”.
Section 3.29   Transactions with Affiliates.
Except as set forth in Company Disclosure Schedule 3.29, there are no outstanding amounts payable to or receivable from, or advances by Company or any of its Subsidiaries to, and neither Company nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, Executive Officer, five percent or greater shareholder, or other Affiliate of Company or any of its Subsidiaries, or to Company’s Knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a member of the board of directors of Company or any of its Subsidiaries and other than deposits held by Company Bank in the ordinary course of business. Except as set forth in Company Disclosure Schedule 3.30, neither Company nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective board members, Executive Officers, or other Affiliates other than deposit accounts of those individuals at Company Bank. All agreements between Company and any of its Affiliates comply, to the extent applicable, with Sections 23A and 23B of the Federal Reserve Act and the FRB’s Regulation W (12 C.F.R. Part 223).
Section 3.30   Tangible Properties and Assets.
(a)   Company Disclosure Schedule 3.30(a) sets forth a true, correct, and complete list of all personal property owned by Company and each of its Subsidiaries with a book value in excess of $10,000. Except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, Company or one of its Subsidiaries has good, valid, and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the personal property, and other assets (tangible or intangible), used, occupied, and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent and (ii) Liens incurred in the ordinary course of business or imperfections of title, easements, and encumbrances, if any, that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy, or operation of any material asset.
(b)   Company Disclosure Schedule 3.30(b) sets forth a true, correct, and complete schedule of all real property (by name and location) owned by the Company or any of its Subsidiaries (the “Company Owned Real Property”). Company or one of its Subsidiaries (a) has good record, insurable and marketable title to all of the Company Owned Real Property, free and clear of all material Liens, except the following (collectively, “Permitted Liens”): (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) covenants, conditions and restrictions, easements, rights of way, other similar encumbrances, other matters of the public record or to which like properties are commonly subject that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties. Company (or its applicable Subsidiary) has an existing owner’s title insurance policy for each property constituting the Company Owned Real Property insuring said owner’s title to such property free and clear of all liens except Permitted Liens, and has disclosed such policies to Buyer prior to the date hereof. Except as set forth in Company Disclosure Schedule 3.30(b), no portion of the Company Owned Real Property is subject to any right of first offer or right of first refusal or any other option to purchase said Company Owned Real Property.
(c)   Company Disclosure Schedule 3.30(c) sets forth a true, correct, and complete schedule of all leases, subleases, licenses and other agreements entered into by Company (collectively, the “Company Leases”) under which Company uses or occupies or has the right to use or occupy, now or in the future, real property (collectively, “Company Leased Real Property,” and together with the Company Owned Real Property, the “Company Real Property”). Each of the Company Leases is valid, binding, and in full force and effect and neither Company nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, material default or termination with respect to any Company Lease. There has not occurred any event and no condition exists that would constitute a termination event or a material breach by Company or any of its Subsidiaries of, or material default by Company or any of its Subsidiaries in, the performance of any covenant, agreement, or condition contained in any Company Lease, and to Company’s Knowledge, no lessor under a Company Lease is in material breach or default in the performance of any material covenant, agreement, or condition contained in such Company Lease, and Company (or its applicable Subsidiary) has not received written notice from any landlord alleging any of the foregoing. To Company’s Knowledge, there is no pending or threatened in writing legal, administrative, arbitral or other proceeding, claim, action, or governmental or regulatory investigation of any nature with respect to the Company Real Property, including without limitation a pending or threatened taking of any real property by eminent domain. Company and each of its Subsidiaries has paid all rents and other charges to the extent due under the Company Leases. To Company’s Knowledge, there are no material pending or threatened condemnation proceedings against any Company Real Property. Except as listed in Company Disclosure Schedule 3.30(c), no landlord under any Company Lease is holding any deposit, whether cash or letter of credit, securing Company’s (or its applicable Subsidiary’s) obligations under said Company Lease. The Company Leases constitute all Company Leases in which Company and its Subsidiaries has any interest in as lessee, sublessee or sub-licensee in any real property. The Company Leases are legal, valid, binding upon Company (or its Subsidiary, as applicable) and, to the Knowledge of Company, all other parties thereto, enforceable, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity, and in full force and effect and have not been modified or amended, and the Company (or its applicable Subsidiary) holds a valid and existing leasehold interest under such Company Leases free and clear of any liens except for Permitted Liens. The Company Leases shall continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the consummation of the Transaction. Except as set forth in Company Disclosure Schedule 3.30(c) hereto, to each of the Company Leases, Company (or its applicable Subsidiary) has not exercised or given any notice of exercise of any option, right of first offer or right of first refusal contained in any of the Company Leases, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation (collectively, “Lease Options”). Company (or its applicable Subsidiary) has the full right to exercise any Lease Options contained in the Company Leases on the terms and conditions contained therein and upon due exercise would be entitled to enjoy the full benefit of such options with respect thereto.
(d)   All Company Owned Real Property is in all material respects in a good state of maintenance and repair (normal wear and tear excepted), conform with all material applicable ordinances, regulations and zoning. Company (or its applicable Subsidiary) has not received a written notice from any Governmental Authority to indicate that any Company Real Property is not in compliance with any zoning, building, environmental, ecology, health and public safety, subdivision, land sales or similar law, rule, ordinance or regulation, including, without limitation, the American With Disabilities Act of 1990 all as the same are amended from time to time and all orders and regulations promulgated thereto and to the Knowledge of Company no such material noncompliance exists. Either Company (or its applicable Subsidiary) or a tenant deriving its rights from Company (or its applicable Subsidiary), as the case may be, is in peaceful and undisturbed possession of all Company Real Property. Except as listed on Company Disclosure Schedule 3.30(d), Company (or its applicable Subsidiary) has not leased, subleased, licensed or granted occupancy rights in any parcel or any portion of any Company Real Property to any other Person and no other Person has any rights to the use, occupancy or enjoyment thereof pursuant to any lease, sublease, license, occupancy or other agreement. To the Knowledge of Company, there are no ground leases affecting the interest of said party in any Company Real Property. The improvements constructed at each Company Real Property were constructed in full compliance with all applicable laws and do not encroach on any right of way or setback or any adjoining premises or easement or similar property right benefiting such Company Real Property and, to the Knowledge of Company, there exists no improvements from any adjoining premises that encroach onto any Company Real Property. All Company Real Property abuts or has indefeasible access to a public way, duly laid out or accepted as such by the city or town in which the same are located, which access is insured via the title insurance policies referred to herein. All Company Real Property is currently served by a municipal sewer system and not by a private septic or other subsurface sewage disposal system. To Company’s Knowledge, there are no pending or threatened, actions, litigation, condemnation, eminent domain or other proceedings against any Company Real Property. Company (or its applicable Subsidiary) has not received any written notice of, and, to the Knowledge of the Company, there are no special assessments that affect any Company Real Property. The Company Real Property constitutes all of the real property used or occupied by Company Bank in connection with the conduct of its business.
Section 3.31   Intellectual Property.
Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its respective business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Company, (a) the use of any Intellectual Property by Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Company or any Company Subsidiary acquired the right to use any Intellectual Property; (b) no person has asserted to Company in writing that Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person; (c) to the Knowledge of Company, no person is challenging, infringing on or otherwise violating any right of Company or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Company or its Subsidiaries; (d) neither Company nor any Company Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Company or any Company Subsidiary; and (e) to the Knowledge of the Company, since December 31, 2021, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Company and its Subsidiaries. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Company, Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Company and its Subsidiaries.
Section 3.32   Insurance.
(a)   Company Disclosure Schedule 3.32(a) identifies all of the material insurance policies, binders, or bonds currently maintained by Company and its Subsidiaries, other than credit-life policies (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claim involving more than $100,000, individually or in the aggregate for all related claims. Company and each of its Subsidiaries is insured with reputable insurers against such risks and in amounts as the management of Company reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect, and neither Company nor any of its Subsidiaries is in material default of them and all claims under the Insurance Policies have been filed in a timely fashion.
(b)   Company Disclosure Schedule 3.32(b) sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Company or its Subsidiaries, including the value of BOLI as of March 31, 2025. The value of such BOLI is and has been fairly and accurately reflected in Company’s balance sheet in accordance with GAAP.
Section 3.33   Anti-Takeover Provisions.
No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation (collectively, “Takeover Restrictions”) is applicable to this Agreement and the Transaction.
Section 3.34   Fairness Opinion.
The board of directors of Company has received a written opinion of Piper Sandler & Co., to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date of this Agreement the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view. Piper Sandler & Co. has not amended or rescinded that opinion as of the date of this Agreement.
Section 3.35   Proxy Statement Prospectus.
As of the date of the Proxy Statement-Prospectus and the date of the Company Meeting to which such Proxy Statement-Prospectus relates, none of the information to be supplied by Company specifically for inclusion or incorporation by reference in the Proxy Statement-Prospectus and the registration statement on Form S-4 (the “Registration Statement”) or any amendment or supplement thereto will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in the Proxy Statement-Prospectus as so amended or supplement, in light of the circumstances under which they were made, not misleading; provided, however, that information as of a later date shall be deemed to modify information as of an earlier date. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Buyer or its Subsidiaries for inclusion in the Proxy Statement-Prospectus
Section 3.36   Information Security.
(a)   Company and each of its Subsidiaries are and since December 31, 2021 have been in compliance, in each case in all material respects, with all applicable Privacy Obligations. To the Company’s Knowledge, the Transaction will not, as of the Closing, violate in any material respect the Privacy Obligations of Company or any of its Subsidiaries. Company has posted or made available privacy notices or privacy policies that materially comply with all Privacy Obligations and that accurately provide notice of Company’s practices concerning the Processing of Personal Data. Since December 31, 2021, Company has materially complied and is in material compliance with all such privacy notices and privacy policies.
(b)   Except as described in Company Disclosure Schedule 3.36(b), Company and each of its Subsidiaries each maintain a written information privacy and security program and each take commercially reasonable measures designed to protect the privacy, confidentiality, integrity, availability and security of all hardware, software, databases, systems, networks, websites, applications and other information technology assets and equipment (collectively, “IT Assets”) and Personal Data used in its business against any (i) material loss or misuse of Personal Data, (ii) material unauthorized access or unlawful operations performed upon such IT Assets or Personal Data or (iii) other act or omission that compromises the security or confidentiality of the IT Assets or Personal Data in any material manner (clauses (i) through (iii), a “Security Breach”). Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company, to Company’s Knowledge, since December 31, 2021, neither the Company nor its Subsidiaries has experienced any Security Breach.
(c)   Except as described in Company Disclosure Schedule 3.36(c), Company has executed a current, legal, valid and binding agreement (each a “Data Vendor Agreement”) with each third party that Processes Personal Data for or on behalf of Company that satisfies in all material respects the requirements of all Privacy Obligations.

Section 3.37   Indemnification.
Except as set forth in Company Disclosure Schedule 3.37 or as provided in the Company’s Articles of Organization and Bylaws, or the Company Material Contracts, neither Company nor any of its Subsidiaries is a party to any indemnification agreement with any of its present or former board members, officers, employees, agents or with any other persons who serve or served in any other capacity with any other enterprise at the request of Company (a “Company Covered Person”), and, to the Knowledge of Company, there are no claims for which any Company Covered Person would be entitled to indemnification under the Company’s Articles of Organization and Bylaws, applicable Law or any indemnification agreement.
Section 3.38   Questionable Payments.
Neither Company, Company Bank nor any of their Subsidiaries, nor to the Company’s Knowledge, any board member, officer, employee, agent or other person acting on behalf of the Company, Company Bank or any of its Subsidiaries, has: (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials, employees or agents of any foreign or domestic government or to any foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or similar law; (d) made any other unlawful bribe, rebate, payoff, influence payment, kickback, or other material unlawful payment to any foreign or domestic governmental official, employee, or agent of any foreign or domestic government; (e) established or maintained any unlawful fund of monies or other assets of Company or any of its Subsidiaries; (f) made any fraudulent entry on the books or records of Company or any of its Subsidiaries; or (g) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury.
Section 3.39   No Other Representations or Warranties.
(a)   Except for the representations and warranties made by Company in this Article III, neither Company nor any of its Subsidiaries (including Company Bank), nor any other person makes any express or implied representation or warranty with respect to Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Company nor any other person makes or has made any representation or warranty to Buyer or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Company in this Article III, any oral or written information presented to Buyer or any of its affiliates or representatives in the course of their due diligence investigation of Company, the negotiation of this Agreement or in the course of the Transaction.
(b)   Company acknowledges and agrees that neither Buyer nor any of its Subsidiaries nor any other person has made or is making any express or implied representation or warranty other than those representations and warranties of Buyer expressly contained in Article IV.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB
Section 4.01   Making of Representations and Warranties.
(a)   Concurrently with the execution of this Agreement, Buyer has delivered to Company a schedule (the “Buyer Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV or to one or more of its covenants contained in Article V; provided, however, that the mere inclusion of an item on the Buyer Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Buyer that such item represents a material exception or fact, event or circumstance or that the item disclosed is, or would reasonably be expected to have, a Material Adverse Effect with respect to Buyer.
(b)   Except (i) as set forth on the Buyer Disclosure Schedule; provided that any disclosures made with respect to a section of this Article IV shall be deemed only to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (ii) as disclosed in any reports, forms, schedules, registration statements and other documents publicly filed by Buyer with the SEC since December 31, 2024 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Buyer, Buyer Bank and Merger Sub hereby represent and warrant as set forth in this Article IV.
Section 4.02   Organization, Standing and Authority.
(a)   Buyer is a Maryland corporation, duly organized, validly existing, and in good standing under the Laws of the State of Maryland, and is duly registered with the FRB as a bank holding company under the BHC Act and meets the applicable requirements for qualification as a bank holding company under the BHC Act and the regulations of the FRB. Buyer has full corporate power and authority to carry on its business as now conducted. Buyer is duly licensed or qualified to do business in each foreign jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except for those jurisdictions where failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(b)   Buyer Bank is a Massachusetts-chartered cooperative bank duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Massachusetts. Buyer Bank’s deposits are insured by the FDIC in the manner and to the full extent permitted by law, and all premiums and assessments required to be paid to the FDIC have been paid by Buyer Bank when due. Buyer Bank is a member in good standing of the FHLB.
(c)   Merger Sub is a Maryland corporation, duly organized, validly existing, and in good standing under the Laws of the State of Maryland. Merger Sub has full corporate power and authority to carry on its business as now conducted. Merger Sub is duly licensed or qualified to do business in each foreign jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except for those jurisdictions where failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 4.03   Capital Stock.
The authorized capital stock of Buyer consists of 120,000,000 shares of Buyer Common Stock. As of the date of this Agreement, there were (i) 41,854,968 shares of Buyer Common Stock outstanding (including shares held in the Buyer ESOP and 1,284,525 shares of unvested restricted stock), (ii) no shares reserved for issuance under existing Options, (iii) no shares held in treasury, (iv) no shares held by Buyer Subsidiaries, and (v) 4,694,277 shares reserved for future issuance pursuant to the Buyer Equity Plan. The authorized capital stock of the Merger Sub consists of 1,000 shares of Merger Sub Common Stock, all of which are issued and outstanding. The outstanding shares of Buyer Common Stock and Merger Sub Common Stock have been duly authorized and are validly issued and are fully paid and non-assessable. There are no options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments or understandings to which Buyer or Merger Sub is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of Buyer or any of Buyer’s Subsidiaries or obligating Buyer Sub or any of Buyer’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, Buyer or any of Buyer’s Subsidiaries. There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Buyer or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of Buyer Common Stock or other equity interests of the Buyer or Merger Sub Common Stock or other equity interests of the Merger Sub. All shares of Buyer Common Stock and Merger Sub Common Stock subject to issuance as set forth in this Section 4.03 shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Buyer or any of Buyer’s Subsidiaries to repurchase, redeem or otherwise acquire any shares of Buyer Common Stock or capital stock of any of Buyer’s Subsidiaries or any other securities of Buyer or any of Buyer’s Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. All of the outstanding shares of capital stock of each of Buyer’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all such shares are owned by Buyer or another Subsidiary of Buyer free and clear of all security interests, liens, claims, pledges, taking actions, agreements, limitations in Buyer’s voting rights, charges or other encumbrances of any nature whatsoever. Neither Buyer nor any of its Subsidiaries has any trust capital securities or other similar securities outstanding. No bonds, debentures, notes or other indebtedness issued by Buyer or any of its Subsidiaries (i) having the right to vote on any matters on which shareholders of Buyer may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of Buyer, are issued or outstanding.
Section 4.04   Subsidiaries.
(a)(i)    Buyer has made available to Company a complete and accurate list of all of Buyer’s Subsidiaries, including the jurisdiction of organization of each Subsidiary, (ii) Buyer owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (iii) no equity securities of any of Buyer’s Subsidiaries are or may become required to be issued (other than to Buyer) by reason of any contractual right, preemptive right, or otherwise, (iv) there are no contracts, commitments, understandings, or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to Buyer or a wholly-owned Subsidiary of Buyer), (v) there are no contracts, commitments, understandings, or arrangements relating to Buyer’s rights to vote or to dispose of the securities of any Subsidiary and (vi) all of the equity securities of each Subsidiary held by Buyer, directly or indirectly, are validly issued, fully paid and nonassessable, are not subject to preemptive or similar rights and are owned by Buyer free and clear of all Liens.
(b)   Buyer does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.
(c)   Each of Buyer’s Subsidiaries has been duly organized and qualified and is in good standing under the Laws of the jurisdiction of its organization and, as applicable, is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. A complete and accurate list of all such jurisdictions, as applicable, has been made available to Company.
Section 4.05   Corporate Power; Minute Books.
Buyer and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each of Buyer, Buyer Bank and Merger Sub has the corporate power and authority to execute, deliver, and perform its obligations under this Agreement and to consummate the Transaction, subject to receipt of all necessary approvals of Governmental Authorities of this Agreement. The minute books of Buyer and Buyer Bank contain true, complete and accurate records of all corporate actions taken by shareholders of Buyer and Buyer Bank and the boards of directors of Buyer and Buyer Bank (including committees of such boards of directors), and all copies of such records or excerpts thereof provided to Company or any of its Representatives in connection with execution and delivery of this Agreement were true, complete and accurate, except as the same may have been redacted to exclude confidential supervisory information and other merger and acquisition opportunities.
Section 4.06   Corporate Authority.
Buyer, Buyer Bank and Merger Sub each have full corporate power and authority to execute and deliver this Agreement and to consummate the Transaction. The execution and delivery of this Agreement and the consummation of the Merger have been adopted by the board of directors of Buyer, Buyer Bank and Merger Sub. No other corporate proceedings on the part of Buyer or Merger Sub are necessary to approve this Agreement or to consummate the Transaction. This Agreement has been duly and validly executed and delivered by Buyer, Buyer Bank and Merger Sub and (assuming due authorization, execution and delivery by Company) constitutes a valid and binding obligation of Buyer, Buyer Bank or Merger Sub, as applicable, enforceable against Buyer, Buyer Bank or Merger Sub, as applicable, in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).
Section 4.07   Regulatory Approvals; No Defaults.
(a)   No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained in connection with the execution, delivery, or performance by Buyer, Buyer Bank or Merger Sub of this Agreement or to consummate the Transaction (including the Holdco Merger and the Bank Merger), except for (i) Regulatory Approvals; (ii) the filing and effectiveness of the Registration Statement with the SEC, and (iii) the approval of the listing on Nasdaq of the Buyer Share Issuance, (iv) the filings of the Articles of Merger and the Articles of Holdco Merger with the Maryland Department of Assessments and Taxation, the Articles of Bank Merger with the Secretary of the Commonwealth of Massachusetts, and the filing of a Certificate of Consolidation with the Commissioner. To Buyer’s Knowledge as of the date of this Agreement, there is no fact or circumstance relating to Buyer, Buyer Bank or Merger Sub that would reasonably be expected to result in any of the approvals set forth above and referred to in Section 7.01(b) not being received in order to permit consummation of the Merger and Bank Merger on a timely basis.
(b)   Subject to the receipt, or the making, of the consents, approvals, waivers and filings referred to in the immediately preceding paragraph and the expiration of the related waiting periods, the execution, delivery, and performance of this Agreement by Buyer, Merger Sub and Buyer Bank, as applicable, and the consummation of the Transaction do not and will not (i) constitute a breach or violation of, or a default under, the Articles of Organization or Bylaws (or similar governing documents) of Buyer or any of its Subsidiaries or Affiliates, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Buyer or any of its Subsidiaries, or any of their respective properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Buyer or any of its Subsidiaries or Affiliates under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Buyer or any of its Subsidiaries or Affiliates is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clauses (ii) and (iii) above, for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Buyer or Merger Sub.
Section 4.08   SEC Documents; Other Reports; Internal Controls.
(a)   Buyer has filed with or otherwise furnished to (as applicable) the SEC all required reports, forms, schedules, registration statements and other documents required to be filed or furnished by it under the Exchange Act or the Securities Act since December 31, 2021 (the “Buyer Reports”), and, to the Knowledge of Buyer, has paid all associated fees and assessments due and payable. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing, as of the date of that subsequent filing), the Buyer Reports complied as to form in all material respects with the requirements of the Securities

Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC applicable to such Buyer Reports, and none of the Buyer Reports when filed with the SEC, and if amended, as of the date of the amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from or unresolved issues raised by the SEC, as applicable, with respect to any of the Buyer Reports. None of Buyer’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.
(b)   Buyer and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments, that they were required to file since December 31, 2021 with any Governmental Authority (other than Buyer Reports) and have paid all fees and assessments due and payable in connection with any filings Buyer was required to make. Except for normal examinations conducted by a Governmental Authority in the ordinary course of the business of Buyer and its Subsidiaries, no Governmental Authority has notified Buyer that it has initiated any proceeding or, to Buyer’s Knowledge, threatened any investigation into the business or operations of Buyer or any of its Subsidiaries since December 31, 2021. There is no material unresolved violation or exception by any Governmental Authority with respect to any report, form, schedule, registration statement or other document filed by, or relating to any examinations by any such Governmental Authority of, Buyer or any of its Subsidiaries. Buyer has made available to Company a list of all examinations of Buyer Bank conducted by the Commissioner and the FRB, and all examinations of Buyer conducted by the FRB, since December 31, 2021 and the dates of any responses thereto submitted by Buyer Bank and Buyer, respectively. Notwithstanding the foregoing, nothing in this Section 4.08(b) or this Agreement shall require Buyer to provide Company with any confidential regulatory supervisory information of Buyer Bank or Buyer.
(c)   Based on its most recent evaluation prior to the date of this Agreement, Buyer has not had to disclose to Buyer’s outside auditors and the audit committee of Buyer’s board of directors (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably expected to adversely affect in any material respect Buyer’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal controls over financial reporting.
(d)   The records, systems, controls, data and information of Buyer and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Buyer or its Subsidiaries or accountants (including all means of access to them), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the following sentence. Buyer and its Subsidiaries have devised and maintained and currently maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.
(e)   Buyer (i) has designed, implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Buyer, including Buyer’s Subsidiaries, is made known to the chief executive officer and the chief financial officer of Buyer by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Buyer’s outside auditors and the audit committee of Buyer’s board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably expected to adversely affect Buyer’s ability to record, process, summarize and report financial information, and (B) to the Knowledge of Buyer, any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal controls over financial reporting. Any such disclosure was made in writing by management to Buyer’s auditors and audit committee and true and complete copies of such disclosures have been made available to Company.
(f)   Since December 31, 2021, (x) neither Buyer nor any of Buyer’s Subsidiaries nor, to the Knowledge of Buyer, any director, officer, auditor, accountant or representative of Buyer or any of the Buyer Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs- charge-offs and accruals) of Buyer or any of the Buyer Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Buyer or any of the Buyer Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no employee of or attorney representing Buyer or any of the Buyer Subsidiaries, whether or not employed or retained by Buyer or any of the Buyer Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by Buyer or any of the Buyer Subsidiaries or any of their respective officers, directors, employees or agents to the board of directors of Buyer or any committee thereof or the board of directors or similar governing body of any Buyer Subsidiary or any committee thereof, or, to the Knowledge of Buyer, to any director or officer of Buyer or any Buyer Subsidiary.
Section 4.09   Financial Statements; Undisclosed Liabilities.
(a)   The financial statements of Buyer (including any related notes and schedules) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly disclosed in the financial statements or in the notes thereto), and fairly present, in all material respects, the consolidated financial position of Buyer and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of Buyer and its Subsidiaries as of the dates and for the periods shown. The books and records of Buyer and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. No independent public accounting firm has resigned (or informed Buyer that it intends to resign) or been dismissed as independent public accountants of Buyer as a result of or in connection with any disagreements with Buyer on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b)   Except for (i) those liabilities that are fully reflected or reserved for in the audited consolidated financial statements of Buyer included in its Annual Report filed on Form 10-K for the fiscal year ended December 31, 2024, as filed with the SEC, (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2024 in amounts consistent with past practice (including such liabilities contained in the Buyer Reports); (iii) liabilities that have been discharged or paid in full before the date of this Agreement; or (iv) liabilities or obligations incurred directly as a result of this Agreement, neither Buyer nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability, other than pursuant to or as contemplated by this Agreement, or that, either alone or when combined with all other liabilities of a type not described in clause (i) or (ii), has had, or would be reasonably expected to have, a Material Adverse Effect with respect to Buyer.
(c)   Buyer has made available to Company a copy of Buyer’s Consolidated Financial Statements for Bank Holding Companies (on Form FRY 9C) as of December 31, 2024 which includes information regarding “off balance sheet arrangements” effected by Buyer.
(d)   To the Knowledge of Buyer, Elliott Davis, LLC, which has expressed its opinion with respect to the audited financial statements of Buyer and its Subsidiaries (including the related notes) included in the Buyer Reports, is and has been throughout the periods covered by such financial statements “independent” with respect to Buyer within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board. To the Knowledge of Buyer, as of the date of this Agreement, no fact or circumstance exists that would prevent Elliott Davis, LLC from being able to consent to the Registration Statement incorporating by reference its opinion with respect to Buyer’s audited financial statements for the year ended December 31, 2024 included in the Company Reports when the Registration Statement (or any amendment thereto) is filed with the SEC.
(e)   To the Knowledge of Buyer, as of the date of this Agreement, no fact or circumstance exists that would prevent Buyer’s outside auditors and its chief executive officer and chief financial officer from being able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

Section 4.10   Absence of Certain Changes or Events.
(a)   Since December 31, 2024 (the “Buyer Balance Sheet Date”), there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows, or properties of Buyer or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Buyer, and to the Knowledge of the Buyer, no fact or condition exists which is reasonably expected to cause a Material Adverse Effect with respect to the Company in the future, (ii) any change by Buyer or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required or permitted by applicable Law or GAAP or regulatory accounting as concurred in by Buyer’s independent accountants, (iii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Buyer or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice, (iv) any material election made by Buyer or any of its Subsidiaries for federal or state income Tax purposes other than in the ordinary course of business consistent with past practice, (v) any material change in the credit policies or procedures of Buyer or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive, (vi) other than loans and loan commitments, investment securities, and other real estate owned in the ordinary course of business and consistent with past practice, any material acquisition or disposition of any assets or properties, or any contract for any acquisition or disposition entered into, or (vii) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.
(b)   Since the Buyer Balance Sheet Date, the Buyer and its Subsidiaries have carried on its business in the ordinary course consistent with past practice and there has not been: (i) any entry by Buyer or any of its Subsidiaries into any contract or commitment of more than (A) $500,000 in the aggregate or (B) $250,000 per annum with a term of more than one year, other than borrowings, loans, loan commitments and Buyer Benefit Plans in the ordinary course of business, or (ii) any increase in or establishment of any bonus, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, acceleration of vesting pursuant to any Buyer Benefit Plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of Buyer or any of its Subsidiaries, or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, or any payment of any bonus, unless such aforementioned actions were required by Law or Buyer Benefit Plan or were conducted in the ordinary course of business with respect to the compensation or employment or engagement of directors, officers, or employees of Buyer or any of its Subsidiaries, or, individually or in the aggregate, did not or would not have a Material Adverse Effect on Buyer’s financial condition or results of operations.
Section 4.11   Legal Proceedings.
(a)   Neither Buyer nor any of its Subsidiaries is a party to any, and to the Knowledge of the Buyer, there are no pending or threatened, legal, administrative, arbitral or other proceedings, claims, demand letters, actions or governmental or regulatory investigations of any nature against Buyer or any of its Subsidiaries or any of their current or former directors or executive officers (in their capacity as such) (i) that would, individually or in the aggregate, be reasonably likely to result in a material restriction on Buyer or any of the Buyer Subsidiaries’ businesses, (ii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer or (iii) challenging the validity or propriety of this Agreement or the Transaction.
(b)   To the Knowledge of Buyer, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon Buyer, any of the Buyer Subsidiaries or the assets of Buyer or any of the Buyer Subsidiaries (or that, upon consummation of the Merger, would apply to the Interim Surviving Entity or any of its affiliates) that (i) would, individually or in the aggregate, be reasonably expected to result in a material restriction on Buyer or any of the Buyer Subsidiaries’ businesses or (ii) would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Buyer.

Section 4.12   Compliance With Laws.
(a)   Buyer and each of its Subsidiaries is and since December 31, 2021 has been in compliance in all material respects with all applicable federal, state, local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees or applicable to Buyer and its Subsidiaries, including without limitation, all Laws related to the privacy and security of Personal Data, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act and Mass. Gen. L. ch. 167, § 14, the Fair Credit Reporting Act, the Truth in Lending Act, Regulation Z, Mass. Gen. L. ch. 140D and 209 Code Mass. Regs. 32.00, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Mass. Gen. L. ch. 167B, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury, and any other Law relating to discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Flood Disaster Protection Act of 1973 and the National Flood Insurance Act of 1968 and the implementing regulations thereunder, the Coronavirus Aid, Relief, and Economic Security Act, the Dodd-Frank Act and the Economic Growth, Regulatory Relief and Consumer Protection Act.
(b)   Buyer and each of its Subsidiaries has all material permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease their properties and to conduct their business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Buyer’s Knowledge, no suspension or cancellation of any of them is threatened.
(c) Neither Buyer nor any of its Subsidiaries has received, since December 31, 2021, notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Buyer’s Knowledge, do any grounds for any of the foregoing exist).
(d)   Buyer has not engaged in any activities permissible only for a financial holding company under Section 4(k) of the BHC Act.
Section 4.13   Material Contracts; Defaults.
(a)   Neither Buyer nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) or amendment thereto (i) with respect to the employment, engagement or other relationship of any members of the board of directors, officers, employees or consultants of Buyer or any of its Subsidiaries, (ii) which would entitle any present or former board member, officer, employee, consultant or agent of Buyer or any of its Subsidiaries to indemnification from Buyer or any of its Subsidiaries, (iii) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of the Transaction (other than such increases or vesting contemplated by this Agreement), (iv) the value of any of the benefits of which will be calculated on the basis of the Transaction, (v) which grants any right of first refusal, right of first offer, or similar right with respect to any material assets or properties of Buyer and or Subsidiaries, (vi) which provides for payments to be made by Buyer or any of its Subsidiaries upon a change in control, (vii) which provides for the lease of personal property having a value in excess of $1,000,000, (viii) which relates to capital expenditures and involves future payments in excess of $1,000,000, (ix) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of Buyer’s business, (x) which is not terminable on sixty (60) days or less notice and involving the payment by Buyer or one of its Subsidiaries of more than $1,000,000 per annum, (xi) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC promulgated under the Exchange Act); or (xii) which materially restricts the conduct of any business by Buyer of any of its Subsidiaries (collectively, “Buyer Material Contracts”). Buyer has previously made available to Company true, complete, and correct copies of each Buyer Material Contract.

(b)(i)    Each Buyer Material Contract is valid and binding on Buyer or its applicable Subsidiary and in full force and effect, and, to the Knowledge of Buyer, is valid and binding on the other parties thereto, (ii) Buyer and each of its Subsidiaries and, to the Knowledge of Buyer, each of the other parties thereto, has in all material respects performed all obligations required to be performed by such party to date under each Buyer Material Contract to which it is a party, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of Buyer or any of its Subsidiaries or, to the Knowledge of Buyer, any other party thereto, under any such Buyer Material Contract, except, in each case, where such invalidity, failure to be binding, failure to so perform or breach or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on Buyer. No power of attorney or similar authorization given directly or indirectly by Buyer is currently outstanding.
(c)   Other than the consents, approvals, authorizations, notices or other actions (collectively, “Buyer Third-Party Consents”) required under Buyer Material Contracts, no third-party consent by any Person is required in connection with the execution, delivery, and performance of this Agreement and the consummation of the Transaction.
Section 4.14   Agreements with Regulatory Agencies.
Subject to Section 10.12, neither Buyer nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2021, a recipient of any supervisory letter from, or since December 31, 2021, has adopted any policies, procedures or board resolutions at the request of any Governmental Authority that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Buyer Disclosure Schedule, a “Buyer Regulatory Agreement”), nor has Buyer or any of its Subsidiaries been advised in writing or, to the Knowledge of Company, orally, since December 31, 2021, by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any such Buyer Regulatory Agreement, and to the Knowledge of Buyer, there is no reason to believe that it is reasonably likely any Governmental Authority will issue, initiate, order or request any such Buyer Regulatory Agreement prior to the Closing Date.
Section 4.15   Risk Management Instruments.
Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Buyer, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar Derivative Transactions and risk management arrangements, whether entered into for the account of Buyer or any of its Subsidiaries or for the account of a customer of Buyer or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Authority and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Buyer or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). Buyer and each of its Subsidiaries has duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Knowledge of Buyer, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.
Section 4.16   Information Supplied.
None of the information supplied or to be supplied by or on behalf of Buyer and Buyer Bank for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement-Prospectus will, in the case of the Registration Statement, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement is declared effective by SEC and, in the case of the Proxy Statement-Prospectus, at the time the Proxy

Statement-Prospectus is first sent or given to the shareholders of Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the applicable provisions of the Securities Act. Notwithstanding the foregoing, Buyer and Buyer Bank make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Company or any Affiliates thereof or any of their Representatives for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement-Prospectus.
Section 4.17   Brokers.
Except for the fees and expenses of Keefe, Bruyette & Woods, Inc. (which will be paid by Buyer), none of Buyer, Merger Sub, Buyer Bank, or any of their officers or members of its board of directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Transaction.
Section 4.18   Employee Benefit Plans.
(a)   A list of all material Buyer Benefit Plans as of the date of this Agreement are identified on Buyer Disclosure Schedule 4.18(a). For this purpose, a “Buyer Benefit Plan” means each benefit and compensation plans, contracts, policies, or arrangements (whether or not written) (i) covering current or former employees of Buyer or any of its Subsidiaries, (ii) covering current or former members of the board of directors of Buyer or any of its Subsidiaries, or (iii) with respect to which Buyer or any Subsidiary has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not covered by ERISA), and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, equity based arrangements, retention, salary continuation, change in control, vacation, paid time off, insurance, split dollar life insurance, welfare and fringe-benefit, medical, dental, vision, disability, Code Section 125 cafeteria, and flexible benefits.
(b)   True and complete copies of all material Buyer Benefit Plans have been made available to Company including, in each case to the extent applicable, (i) the current plan documentation, amendments thereto, the current summary plan description, and any summaries of material modifications related thereto, (ii) annual reports (Form 5500s) and all attachments thereto (including audited financial statements), if any, filed with the IRS for the past three (3) plan years, (iii) the most recently received IRS determination letter, if any, or pre-approved plan or advisory letter issued by the IRS, relating to any such Buyer Benefit Plan, (iv) the current trust agreement, insurance contract or other funding arrangement and any amendments related thereto, (v) non-discrimination testing results for the last three (3) completed plan years and detail of any corrections (if applicable), (vi) annual funding notices and audited financial statements, (vii) actuarial valuations and reports for the last three (3) completed plan years, and (viii) all material non-routine correspondence received from or sent to any Governmental Authority in the last six (6) years.
(c)   Each Buyer Benefit Plan has been established, administered and operated in material compliance with all applicable Laws, including ERISA, the Code and the Affordable Care Act. Each Buyer Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Buyer Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the IRS, and to Buyer’s Knowledge no circumstance exists that could reasonably be expected to result in revocation of any such favorable determination letter or the loss of the qualification of the Buyer Pension Plan under Section 401(a) of the Code. To Buyer’s Knowledge, there is no pending or threatened litigation relating to the Buyer Benefit Plans. To Buyer’s Knowledge, neither Buyer nor any of its Subsidiaries has engaged in, or is aware of, a non-exempt prohibited transaction with respect to any Buyer Benefit Plan or Buyer Pension Plan that could subject Buyer or any of its Subsidiaries to more than a de minimis tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

(d)   No liability under Subtitle C or D of Title IV of ERISA has been incurred by Buyer or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA (including any multiple employer plan as described in 29 C.F.R. Section 4001.2), currently or formerly maintained or contributed to by Buyer, any of its Subsidiaries or any ERISA Affiliate. Neither Buyer nor any ERISA Affiliate has maintained, contributed to (or been obligated to contribute to) or had any liability (whether contingent or otherwise) at any time during the six (6)-year period ending on the Closing Date, and neither Buyer nor any of its Subsidiaries has incurred, and does not expect to incur, any withdrawal liability with respect to (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (ii) any funded welfare benefit plan within the meaning of Section 419 of the Code, or (iii) any “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the thirty (30)-day reporting requirement has not been waived, has been required to be filed for any Buyer Pension Plan or by any ERISA Affiliate within the thirty-six (36)-month period ending on the date hereof or will be required to be filed in connection with the Transaction.
(e)   All contributions required to be made with respect to all Buyer Benefit Plans have been timely made or have been reflected on the financial statements of Buyer to the extent required by GAAP. No Buyer Pension Plan or single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA or has otherwise failed to satisfy the minimum funding requirements of Section 412 of the Code or Sections 302 and 303 of ERISA, and none of Buyer or any ERISA Affiliate has an outstanding funding waiver. No Buyer Pension Plan is considered to be an “at-risk” plan within the meaning of Section 430 of the Code or Section 303 of ERISA.
(f)   To Buyer’s Knowledge, neither Buyer nor any of its Subsidiaries has any obligations for retiree health or life benefits under any Buyer Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the Laws of any state or locality. All Buyer Benefit Plans that are group health plans have been, in all material respects, operated in compliance with the group health plan continuation requirements of Section 4980B of the Code and Sections 601-609 of ERISA, the certification of prior coverage and other requirements of Sections 701-702 and 711-713 of ERISA and the terms and conditions of the Patient Protection and Affordable Care Act. Buyer may amend or terminate any such Buyer Benefit Plan at any time without incurring any liability thereunder, other than routine administrative costs.
(g)   The execution of this Agreement or consummation of the Transaction will not constitute a “change in control” of Buyer or any of its Subsidiaries, as defined in Section 280G of the Code.
(h)   No Buyer Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.
(i)   To Buyer’s Knowledge, Buyer and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for Buyer or any of its Subsidiaries for purposes of each Buyer Benefit Plan.
(j)   Buyer does not maintain or contribute to, nor would reasonably be expected to otherwise incur any liability with respect to, any Buyer Benefit Plan subject to laws other than those of the United States.
Section 4.19   Labor Matters; Employment.
(a)   Neither Buyer nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization relating to employees of such Company or Subsidiary, nor to Buyer’s Knowledge, is there any proceeding pending or threatened in writing, asserting that Buyer or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Buyer or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike, work stoppage or other material labor disruption or dispute involving it, to Buyer’s Knowledge, pending or threatened, nor, to Buyer’s Knowledge, is there any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(b)   Buyer and its Subsidiaries are in compliance in all material respects with, and since December 31, 2021 have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, pay transparency, plant closing notification, classification of employees and independent contractors, classification of employees as exempt or non-exempt, equitable pay practices, privacy rights, labor disputes and labor practices, employment discrimination and harassment, including sexual harassment, workers’ compensation or long-term disability policies, unemployment compensation, retaliation, immigration, family and medical leave and other leave entitlements, including sick leave, disability rights and accommodations, occupational safety and health and other Laws in respect of any reduction in force (including notice, information and consultation requirements), and to Buyer’s Knowledge, there are no material pending or threatened charges or lawsuits with respect to employment or labor matters against Buyer in any judicial, regulatory or administrative forum.
(c)   (i) To Buyer’s Knowledge, no employee or former employee of Buyer has within the past five (5) years filed any charge or complaint with a Governmental Authority or court of law alleging sexual harassment or sexual misconduct against any person who is a current or former member of the board of directors of Buyer or a current or former officer or employee of Buyer or its Subsidiaries categorized at or above Senior Vice President, in their capacity as a director, officer or employee of Buyer or its Subsidiaries, (ii) in the past five (5) years neither Buyer nor any of its Subsidiaries has entered into any settlement agreement with any employee or former employee of Buyer related to allegations of sexual harassment or sexual misconduct by any current or former member of the board of directors of Buyer or any current or former officer or employee at or above Senior Vice President, in their capacity as a director, officer or employee of Buyer or its Subsidiaries and (iii) to Buyer’s Knowledge there are no agency or court proceedings currently pending or threatened by an employee or former employee of Buyer related to any allegations of sexual harassment or sexual misconduct by any current or former member of the board of directors of Buyer, or a current or former officer or employee of Buyer or its Subsidiaries categorized at or above Senior Vice President, in their capacity as a director, officer or employee of Buyer or its Subsidiaries.
Section 4.20   Tax Matters.
(a)   Since December 31, 2020, Buyer and each of its Subsidiaries has timely filed all material Tax Returns that it was required to file under applicable Laws prior to the Effective Time, other than Tax Returns that are not yet due or for which a valid request for extension was filed consistent with requirements of applicable Laws. All such Tax Returns are true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All material Taxes due and owing by Buyer or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid, other than any Taxes that have been reserved or accrued on the balance sheet of Buyer or which Buyer is contesting in good faith. Neither Buyer nor any Subsidiary is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business), and neither Buyer nor any of its Subsidiaries currently has any open tax years for which the applicable statute of limitations has been extended (other than extensions to file Tax Returns obtained in the ordinary course of business) or suspended. No written claim that has not been resolved has been made by an authority in a jurisdiction where Buyer or any Subsidiary does not file Tax Returns that it is or may be subject to taxation by, or required to file a Tax Return in, that jurisdiction. There are no Liens for Taxes (other than statutory liens for Taxes not yet due and payable, or Taxes that are being contested in good faith and for which adequate provision has been made on the balance sheet of Buyer) upon any of the assets of Buyer or any of its Subsidiaries.
(b)   Since December 31, 2020, Buyer and each of its Subsidiaries withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.
(c)   No foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are being conducted or, to Buyer’s Knowledge, are pending or threatened with respect to Buyer or any Subsidiary. Other than with respect to audits that have already been completed and resolved, neither Buyer nor any Subsidiary has received from any foreign, federal, state, or local Taxing Authority (including in jurisdictions where Buyer or any Subsidiary has not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing Authority against Buyer or any Subsidiary.
(d)   Buyer has made available to Company true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to Buyer or any Subsidiary for taxable periods ended December 31, 2023, 2022 and 2021. Buyer has made available to Buyer correct and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by Buyer or any Subsidiary filed for the years ended December 31, 2023, 2022 and 2021. Buyer and each Subsidiary has timely and properly taken such actions in response to and in compliance with notices Buyer or any Subsidiary has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by Law. Neither Buyer nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and no request to waive or extend such a statute of limitations or time period has been filed, in each case that has not already been resolved, or is currently pending.
(e)   Neither Buyer nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Buyer and each Subsidiary has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither Buyer nor any Subsidiary is a party to or bound by any Tax allocation or sharing agreement (other than an unwritten agreement with Buyer Bank and its Subsidiaries or any agreement entered into in the ordinary course of business the principal purpose of which is not Taxes). Neither Buyer nor any Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Buyer), or (ii) has liability for the Taxes of any Person (other than Buyer or any Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract (other than contracts entered into in the ordinary course of business the principal purpose of which is not Taxes), or otherwise.
(f)   The unpaid Taxes of Buyer and each Subsidiary (i) did not, as of December 31, 2024, exceed the reserve for Tax liability (which reserve is distinct and different from any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements of Buyer as of December 31, 2024 (rather than in any notes to such financial statements), and (ii) do not exceed that reserve as adjusted for the passage of time through the Effective Time in accordance with the past practice of Buyer in filing its Tax Returns. Since December 31, 2024, neither Buyer nor any Subsidiary has incurred any liability for Taxes arising outside the ordinary course of business from extraordinary gains or losses, as that term is used in GAAP consistent with past practice and custom.
(g)   Neither Buyer nor any Subsidiary shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law relating to income Tax) executed on or prior to the Closing; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law relating to income Tax), in each case as a result of any action or transaction occurring prior to the Closing; (iv) installment sale or open transaction disposition made on or prior to the Closing; (v) prepaid amount received on or prior to the Closing Date outside the ordinary course of business; or (vi) use of any improper method of accounting for a taxable period on or before the Closing Date.
(h)   There have not been, within two years of the date of this Agreement, any (i) redemptions of their shares by Buyer or any of its Subsidiaries, (ii) transfers or dispositions of material property by Buyer or any of its Subsidiaries for which Buyer or any of its Subsidiaries did not receive adequate consideration, or (iii) distributions by Buyer or any of its Subsidiaries with respect to their stock other than distributions of cash in the ordinary course of business.
(i)   Neither Buyer nor any Subsidiary has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j)   Neither Buyer nor any Subsidiary is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).
(k)   Buyer Disclosure Schedule 4.20(k) sets forth the entity classification of each Subsidiary of Buyer for U.S. federal income tax purposes.
(l)   To the Knowledge of Buyer, neither Buyer nor any of its Subsidiaries has taken or agreed to take any action, has failed to take or agreed not to take any action or has Knowledge of any fact, agreement, plan, or other circumstance that could reasonably be expected to prevent or impede (i) the Transaction from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) Nutter, McClennen & Fish LLP or Luse Gorman, PC from delivering the opinions described in Section 7.02(d) and Section 7.03(c), respectively.
Section 4.21   Environmental Matters.
(a)   To Buyer’s Knowledge, no real property (including buildings or other structures) currently owned or operated by Buyer or any of its Subsidiaries, or any property in which Buyer or any of its Subsidiaries holds a security interest, Lien or a fiduciary or management role (“Buyer Loan Property”), has had any Release of, any Hazardous Substance in a manner that violates Environmental Law or requires reporting, investigation, remediation, or monitoring under Environmental Law.
(b)   To Buyer’s Knowledge, no real property (including buildings or other structures) formerly owned or operated by Buyer or any of its Subsidiaries had, during such ownership or operation, any Release of any Hazardous Substance in a manner that violated Environmental Law or required reporting, investigation, remediation, or monitoring under Environmental Law.
(c)   To Buyer’s Knowledge, Buyer and each of its Subsidiaries is in compliance, in all material respects, with applicable Environmental Law.
(d)   To Buyer’s Knowledge, neither Buyer nor any of its Subsidiaries has any material liability under Environmental Law arising from the Release or disposal of any Hazardous Substance on any real property currently or formerly owned by Buyer or any of its Subsidiaries or any predecessor.
(e)   Neither Buyer nor any of its Subsidiaries has received (i) any written notice, demand letter, or claim alleging any violation of, or liability under, any Environmental Law or (ii) any written request for information reasonably indicating an investigation or other inquiry by any Governmental Authority concerning a possible violation of, or liability under, any Environmental Law.
(f)   Neither Buyer nor any of its Subsidiaries is subject to any order, decree, or injunction relating to a violation of or allegation of liability under any Environmental Law.
(g)   To Buyer’s Knowledge, the Buyer has made available to Company any material environmental report, study, sampling data, correspondence, or filing in its possession and relating to environmental conditions at or on any real property (including buildings and other structures) currently or formerly owned or operated by Buyer or any of its Subsidiaries.
(i)   To Buyer’s Knowledge, there is no litigation pending or threatened against Buyer or any of its Subsidiaries relating to any property now or formerly owned or operated by Buyer or any of its Subsidiaries or any Buyer Loan Property, before any court, or Governmental Authority (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the Release of any Hazardous Substance.
(h)   To Buyer’s Knowledge, there are no underground storage tanks on, in or under any property currently owned or operated by Buyer or any of its Subsidiaries.
(i)   To Buyer’s Knowledge, there have been and are no (i) gasoline or service stations, or (ii) dry-cleaning facilities or operations at, on, in or under any Buyer Real Property.
Section 4.22   Investment Securities.
(a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer, each of Buyer and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Buyer Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Buyer or its Subsidiaries. Such securities and commodities are valued on the books of Buyer in accordance with GAAP in all material respects.
(b)   Buyer and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Buyer believes are prudent and reasonable in the context of their respective businesses, and Buyer and its Subsidiaries have, since December 31, 2021, been in compliance with such policies, practices and procedures in all material respects.
Section 4.23   Regulatory Capitalization.
Buyer Bank is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Buyer is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FRB. Neither Company nor any of its Subsidiaries has received any notice in writing, or to Company’s Knowledge, orally, from a Governmental Authority that the status of Buyer or Buyer Bank as “well-capitalized” will change, and to the Knowledge of Buyer, there is no reason to anticipate that Buyer Bank will not be “well capitalized” as of both March 31, 2025 and December 31, 2025.
Section 4.24   Loan Portfolio.
(a)   As of May 31, 2025, except as set forth on Buyer Disclosure Schedule 4.24(a), neither Buyer nor any of its Subsidiaries is a party to any written or oral (i) Loans in which Buyer or any Subsidiary of Buyer is a creditor which as of March 31, 2025 had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of March 31, 2025, over sixty (60) days or more delinquent in payment of principal or interest, or (ii) “extensions of credit” to any “executive officer” or other “insider” of Buyer or any of its Subsidiaries (as such terms are defined in 12 C.F.R. Part 215). Each “extension of credit” to any such “executive officer” or other “insider” of Buyer or any of its Subsidiaries subject to 12 C.F.R. Part 215 was made and continues to be in compliance with 12 C.F.R. Part 215 or is exempt therefrom. Except as such disclosure may be limited by any applicable law, rule or regulation, Buyer Disclosure Schedule 4.24(a) sets forth a true, correct and complete, in all material respects, list of (A) all of the Loans of Buyer and its Subsidiaries that, as of March 31, 2025, had an outstanding balance of $1,000,000 or more and were classified by Buyer as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import (the “Buyer Classified Loans”), together with the principal amount of each such Loan, and the aggregate principal amount of such Loans as of such date, and (B) each asset of Buyer or any of its Subsidiaries that, as of March 31, 2025, had a carrying value of $250,000 or more and was classified as “Other Real Estate Owned” and the carrying value thereof.
(b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, each outstanding Loan of Buyer or its Subsidiaries (i) is evidenced by notes, lost note affidavits, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Buyer and its Subsidiaries as secured Loans, has been secured or are in the process of being secured in the ordinary course of business by valid Liens, which have been perfected, except for security instruments which have been submitted for recording and have not been recorded, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity as they relate to or affect such obligor.
(c)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer, each outstanding Loan of Buyer or its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Buyer and its Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(d)   None of the agreements pursuant to which Buyer or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default (other than early payment defaults, as defined in the relevant agreements) by the obligor on any such Loan.
(e)   Neither Buyer nor any of its Subsidiaries is now, nor has it ever been since December 31, 2021, subject to any material fine, suspension, settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment, any Governmental Authority relating to the origination, sale or servicing of mortgage, commercial or consumer Loans.
(f)   With respect to each Buyer Loan Property having an outstanding principal balance as of December 31, 2024 greater than $1,000,000, Buyer (or its applicable Subsidiary), has received an American Land Title Association lender’s title insurance policy, which was issued by a nationally recognized title insurance company qualified to do business in the jurisdiction where the applicable Buyer Loan Property is located, covering the portion of such Buyer Loan Property and insuring that the related mortgage is a valid lien in the original principal amount of the related Loan on the obligor’s fee simple interest (or, if applicable, leasehold interest) in such Buyer Loan Property, subject only to Permitted Liens.
(g)   Buyer (or its applicable Subsidiary) has followed internal due diligence guidelines with respect to environmental matters for each relevant Buyer Loan Property in all material respects or otherwise evaluated environmental matters in a manner consistent with industry practice at the time the loan was granted for secured loan transactions of the size and type of the loan for which such Buyer was granted as security.
Section 4.25   Reserves.
(a)   Buyer’s allowance for credit losses as reflected in Buyer’s audited balance sheet as of December 31, 2024, and the allowance shown on the balance sheets in Buyer financial statements for periods ending after such date, in the reasonable judgment of management, were as of their respective dates, in compliance with Buyer’s existing methodology for determining the adequacy of its allowance for credit losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP, and is adequate under all such standards.
(b)   Buyer’s reserve for Taxes as of December 31, 2024, as calculated under and required under Financial Accounting Standards Board Interpretation 48 in the Buyer financial statements, and such reserve for Taxes for periods ending after such date, in the reasonable judgment of management, was, as of their dates, adequate for all contingencies and includes all reasonably possible contingencies.
(c)   As of December 31, 2024, and as of the end of each fiscal quarter ending thereafter, any impairment on loans, investments, derivatives and any other financial instrument in the Buyer financial statements was correctly accounted for under GAAP.
Section 4.26   Trust Business; Administration of Fiduciary Accounts.
Buyer Bank has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation, except where the failure to do so would not have a Material Adverse Effect. Neither Buyer Bank, nor any of its respective directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account, in each case, except where any such breach or the failure to accurately reflect would not have a Material Adverse Effect.
Section 4.27   Investment Management and Related Activities.
None of Buyer, any of its Subsidiaries or Buyer’s or its Subsidiaries’ employees is required to be registered, licensed, or authorized under the Laws issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.
Section 4.28   Repurchase Agreements.
With respect to all agreements pursuant to which Buyer or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Buyer or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date of this Agreement, the value of such collateral equals or exceeds the amount of the debt it secures.
Section 4.29   CRA, Anti-Money Laundering and Customer Information Security.
Neither Buyer nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and, to Buyer’s Knowledge, none of Buyer and its Subsidiaries has been advised of, or has any reason to believe (because of Buyer Bank’s Home Mortgage Disclosure Act data for the fiscal year ended December 31, 2024, filed with the FRB, or otherwise) that any facts or circumstances exist which would cause Buyer Bank: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and its implementing regulations, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule, or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and its implementing regulations, as well as the provisions of the information security program adopted by Buyer Bank pursuant to Appendix B to 12 C.F.R. Part 364. Furthermore, the board of directors of Buyer Bank has adopted and Buyer Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act. Buyer Bank has implemented a program with respect to the beneficial ownership requirements set forth in the final rule on Customer Due Diligence Requirements for Financial Institutions found in 81 Federal Register 29397 (July 11, 2016) and 31 C.F.R. § 1010 et seq. Buyer Bank has, and at all times during the past three (3) years has had, a Community Reinvestment Act rating no lower than “Satisfactory”.
Section 4.30   Transactions with Affiliates.
There are no outstanding amounts payable to or receivable from, or advances by Buyer or any of its Subsidiaries to, and neither Buyer nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, Executive Officer, five percent or greater shareholder, or other Affiliate of Buyer or any of its Subsidiaries, or to Buyer’s Knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director of Buyer or any of its Subsidiaries and other than deposits held by Buyer Bank in the ordinary course of business. Neither Buyer nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective directors, Executive Officers, or other Affiliates other than deposit accounts of those individuals at Buyer Bank. All agreements between Buyer and any of its Affiliates comply, to the extent applicable, with Sections 23A and 23B of the Federal Reserve Act and the FRB’s Regulation W (12 C.F.R. Part 223).
Section 4.31   Tangible Properties and Assets.
(a)   Except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, Buyer or one of its Subsidiaries has good, valid, and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the personal property, and other assets (tangible or intangible), used, occupied, and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent and (ii) Liens incurred in the ordinary course of business or imperfections of title, easements, and encumbrances, if any, that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy, or operation of any material asset.
(b)   Buyer or one of its Subsidiaries (a) has good record, insurable and marketable title to all real property (by name and location) owned by Buyer or any of its Subsidiaries (the “Buyer Owned Real Property”), free and clear of all material Liens, except for Permitted Liens. Buyer (or its applicable Subsidiary) has an existing owner’s title insurance policy for each property constituting the Buyer Owned Real Property insuring said owner’s title to such property free and clear of all liens except Permitted Liens, and has disclosed such policies to Company prior to the date hereof. No portion of the Buyer Owned Real Property is subject to any right of first offer or right of first refusal or any other option to purchase said Buyer Owned Real Property.
(c)   Neither Buyer nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, material default with respect to any of the leases, subleases, licenses or other agreements entered into by Buyer (the “Buyer Leases”) under which Buyer uses or occupies or has the right to use or occupy, now or in the future, real property (the “Buyer Leased Real Property,” and together with the Buyer Owned Real Property, the “Buyer Real Property”) is valid, binding, and in full force and effect and neither Buyer nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, material default or termination with respect to any Buyer Lease. There has not occurred any event and no condition exists that would constitute a termination event or a material breach by Buyer or any of its Subsidiaries of, or material default by Buyer or any of its Subsidiaries in, the performance of any covenant, agreement, or condition contained in any Buyer Lease, and to Buyer’s Knowledge, no lessor under a Buyer Lease is in material breach or default in the performance of any material covenant, agreement, or condition contained in such Buyer Lease, and Buyer (or its applicable Subsidiary) has not received written notice from any landlord alleging any of the foregoing. To Buyer’s Knowledge, there is no pending or threatened in writing legal, administrative, arbitral or other proceeding, claim, action, or governmental or regulatory investigation of any nature with respect to the Buyer Real Property, including without limitation a pending or threatened taking of any real property by eminent domain. Buyer and each of its Subsidiaries has paid all rents and other charges to the extent due under the Buyer Leases. To Buyer’s Knowledge, there are no material pending or threatened condemnation proceedings against any Buyer Real Property. The Buyer Leases constitute all leases in which Buyer and its Subsidiaries has any interest in as lessee, sublessee or sub-licensee in any real property. The Buyer Leases are legal, valid, binding upon Buyer (or its Subsidiary, as applicable) and, to the Knowledge of Buyer, all other parties thereto, enforceable, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity, and in full force and effect and have not been modified or amended. To each of the Buyer Leases, Buyer (or its applicable Subsidiary) has not exercised or given any notice of exercise of any option, right of first offer or right of first refusal contained in any of the Buyer Leases, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation (collectively, “Buyer Lease Options”). Buyer (or its applicable Subsidiary) has the full right to exercise any Buyer Lease Options contained in the Buyer Leases on the terms and conditions contained therein and upon due exercise would be entitled to enjoy the full benefit of such options with respect thereto.
Section 4.32   Intellectual Property.
Buyer and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its respective business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Buyer, (a) the use of any Intellectual Property by Buyer and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Buyer or any Buyer Subsidiary acquired the right to use any Intellectual Property; (b) no person has asserted to Buyer in writing that Buyer or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person; (c) to the Knowledge of Buyer, no person is challenging, infringing on or otherwise violating any right of Buyer or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Buyer or its Subsidiaries; and (d) neither Buyer nor any Buyer Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Buyer or any Buyer Subsidiary. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Buyer, Buyer and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Buyer and its Subsidiaries.
Section 4.33    Insurance.
Buyer and each of its Subsidiaries is insured with reputable insurers against such risks and in amounts as the management of Buyer reasonably has determined to be prudent in accordance with industry practices. All the Buyer Insurance Policies are in full force and effect, and neither Buyer nor any of its Subsidiaries is in material default of them and all claims under the Buyer Insurance Policies have been filed in a timely fashion.
Section 4.34   Information Security.
(a)   Since January 1, 2020, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Buyer and its Subsidiaries in a manner that has or had a Material Adverse Effect on the Company.
(b)   Buyer and each of its Subsidiaries are and since December 31, 2021 have been in compliance, in each case in all material respects, with all applicable Privacy Obligations. To the Buyer’s Knowledge, the Transaction will not, as of the Closing, violate in any material respect the Privacy Obligations of Buyer or any of its Subsidiaries. Buyer has posted or made available privacy notices or privacy policies that materially comply with all Privacy Obligations and that accurately provide notice of Buyer’s practices concerning the Processing of Personal Data. Since December 31, 2021, Buyer has materially complied and is in material compliance with all such privacy notices and privacy policies.
(c)   Buyer and each of its Subsidiaries each maintain a written information privacy and security program and each take commercially reasonable measures designed to protect the privacy, confidentiality, integrity, availability and security of its IT Assets and Personal Data used in its business against any Security Breach. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Buyer, to Buyer’s Knowledge, since January 1, 2022, neither the Buyer nor its Subsidiaries has experienced any Security Breach.
(d)   Buyer has executed a current, legal, valid and binding Data Vendor Agreement with each third party that Processes Personal Data for or on behalf of Buyer that satisfies in all material respects the requirements of all Privacy Obligations.
Section 4.35   Indemnification.
Except as provided in Buyer’s Articles of Organization and Bylaws, or the Buyer Material Contracts, neither Buyer nor any of its Subsidiaries is a party to any indemnification agreement with any of its present or former directors, officers, employees, agents or with any other persons who serve or served in any other capacity with any other enterprise at the request of Buyer (a “Buyer Covered Person”), and, to the Knowledge of Buyer, there are no claims for which any Buyer Covered Person would be entitled to indemnification under Buyer’s Articles of Organization and Bylaws, applicable Law or any indemnification agreement.
Section 4.36   Questionable Payments.
Neither Buyer, Buyer Bank nor any of their Subsidiaries, nor to the Buyer’s Knowledge, any director, officer, employee, agent or other person acting on behalf of the Buyer, Buyer Bank or any of its Subsidiaries, has: (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials, employees or agents of any foreign or domestic government or to any foreign or domestic political parties or campaigns from corporate funds;

(c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or similar law; (d) made any other unlawful bribe, rebate, payoff, influence payment, kickback, or other material unlawful payment to any foreign or domestic governmental official, employee, or agent of any foreign or domestic government; (e) established or maintained any unlawful fund of monies or other assets of Buyer or any of its Subsidiaries, (f) made any fraudulent entry on the books or records of Buyer or any of its Subsidiaries, or (g) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Buyer or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Buyer or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury.
Section 4.37   No Other Representations or Warranties.
(a)   Except for the representations and warranties made by Buyer in this Article IV, neither Buyer nor any of its Subsidiaries (including Buyer Bank), nor any other person makes any express or implied representation or warranty with respect to Buyer, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Buyer hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Buyer nor any other person makes or has made any representation or warranty to Buyer or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Buyer, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Buyer in this Article IV, any oral or written information presented to Company or any of its affiliates or representatives in the course of their due diligence investigation of Buyer, the negotiation of this Agreement or in the course of the Transaction.
(b)   Buyer acknowledges and agrees that neither Company nor any of its Subsidiaries nor any other person has made or is making any express or implied representation or warranty other than those representations and warranties of Company expressly contained in Article III.
ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS
Section 5.01   Conduct of Business Prior to Effective Time.
During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Company Disclosure Schedule or the Buyer Disclosure Schedule), as may be required by Law or as consented to in writing by the other party, (a) each of Company and Buyer shall, and shall cause their respective Subsidiaries to, (i) conduct their business in the ordinary course in all material respects and (ii) use reasonable best efforts to maintain and preserve intact, in all material respects, its business organization and advantageous business relationships and keep available the services of their current executive officers and (b) each of Buyer and Company shall, and shall cause their respective Subsidiaries to, take no action that would reasonably be expected to adversely affect or delay the ability of either Buyer or Company to obtain any necessary approvals of any Governmental Authority required for the Transaction or to perform its respective covenants and agreements under this Agreement or to consummate the Transaction on a timely basis.
Section 5.02   Company Forbearances.
During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as may be required by applicable Law, Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed):

(a)   Adverse Actions.   Take any action or fail to take, or adopt any resolutions of its board of directors in support of, any action that is intended or could reasonably be expected to result in (i) a material delay in the consummation of the Merger or the Transaction, (ii) any material impediment to the Company’s ability to consummate the Merger or any other transactions contemplated by this Agreement, or (iii) any of the conditions to the Merger set forth in Article VII not being satisfied, except, in each case, as may be required by GAAP.
(b)   Indebtedness.   Other than in the ordinary course of business, incur modify, extend or renegotiate any indebtedness for borrowed money (other than indebtedness of Company or any of its wholly-owned Subsidiaries to Company or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person (other than any wholly-owned Subsidiary of Company) (it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include the creation of deposit liabilities, issuances of letters of credit, purchases of federal funds, borrowings from the Federal Home Loan Bank or Federal Reserve Bank of Boston, sales of certificates of deposit, and entry into repurchase agreements, in each case, on terms and in amounts consistent with past practice since December 31, 2023).
(c)   Capital Stock.
(i)   adjust, split, combine or reclassify any capital stock;
(ii)   make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any Company Common Stock or any securities of any Company Subsidiary, except, in each case, (A) dividends paid by any of the Subsidiaries of Company to Company or any of Company’s wholly-owned Subsidiaries, and (B) the acceptance, withholding or net settlement of shares of Company Common Stock for the exercise of Company Equity Awards for withholding Taxes incurred in connection with the vesting or settlement of Company Equity Awards and dividend equivalents thereon, if any, in each case, in accordance with the terms of the applicable award agreements (the “Permitted Actions”);
(iii)   grant any stock options, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any capital stock of the Company or any securities of any Company Subsidiary; or
(iv)   issue, sell, transfer, encumber or otherwise permit to become outstanding any capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, capital stock or other equity or voting securities, including any shares of Company Common Stock or any securities of any Company Subsidiary or any options, warrants, or other rights of any kind to acquire any capital stock or other equity or voting securities, including any shares of Company Common Stock or any securities of any Company Subsidiary, except pursuant to the exercise, vesting or settlement of Company Equity Awards in accordance with their terms, in each case, outstanding as of the date hereof.
(d)   Compensation; Employment Agreements, Etc.   Except as required or permitted by the terms of any Company Benefit Plan existing as of the date hereof:
(i)   enter into, adopt or terminate any Company Benefit Plan or other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any related trust agreement (or similar arrangement) in respect of any current or former director, officer, or employee of Company or any of its Subsidiaries (including any plan, program, policy, agreement or arrangement that would be considered a Company Benefit Plan if in effect as of the date hereof);
(ii)   amend (whether in writing or through the interpretation of) any Company Benefit Plan (including any plans, programs, policies, agreements or arrangements adopted or entered into that would be considered a Company Benefit Plan if in effect as of the date hereof), other than de minimis administrative amendments in the ordinary course of business consistent with recent past practice that do not increase the cost or expense of maintaining, or increase the benefits payable under, such plan, program, policy or arrangements;
(iii)   increase the compensation, bonus, severance, termination pay or other benefits payable to any current, prospective or former employee, officer, director, independent contractor or consultant, other than planned increases in compensation and benefits to employees in the ordinary course of business consistent with past practice as set forth on Company Disclosure Schedule 5.02(d);
(iv)   pay, grant or award, or commit to pay, grant or award, any bonuses or incentive compensation other than, with respect to bonuses or incentive compensation set forth in Company Disclosure Schedule 5.02(d)(iv), in the ordinary course and consistent with past practice, it being understood that bonuses may be paid for any partial year and/or completed year prior to the Effective Time to the extent such bonuses have been accrued for;
(v)   accelerate the vesting of, or otherwise deviate from the terms provided in the applicable award agreement with respect to the vesting, payment, settlement or exercisability of, any equity-based awards or other compensation;
(vi)   become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;
(vii)   fund or provide any funding for any rabbi trust or similar arrangement; or
(viii)   provide, or commit to provide, retiree medical benefits to any person.
Notwithstanding anything to the contrary contained in this Section 5.02(d), neither Company nor any of its Subsidiaries shall provide new compensation of any type, other than payment of base salary and short term incentive payments permitted under this Agreement, settlement of Company Equity Awards, and provision of employee benefits, each in the ordinary course, to any “disqualified individual” to the extent such compensation would reasonably be expected (as of the date of such new compensation) to constitute an “excess parachute payment” as defined in Section 280G of the Code (after taking into account the impact of applicable permitted mitigation alternatives).
(e)   Hiring; Promotions.   (i) Hire any person as an employee of Company or any of its Subsidiaries, except for at-will employees at an annual rate of salary not to exceed $150,000 or to fill vacancies that may arise from time to time in the ordinary course of business, or (ii) promote any employee except to fill vacancies that may arise in the ordinary course of business.
(f)   Transactions with Officers and Directors.   Except pursuant to agreements or arrangements in effect on the date of this Agreement and set forth on Company Disclosure Schedule 5.02(f), pay, loan, or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of officers or board members of Company or any of its Subsidiaries, or any of their immediate family members or any Affiliates (as such term are defined under the Exchange Act) or associates (as such term is defined in 17 C.F.R. § 240.12b-2) of any of its officers or directors other than compensation or business expense reimbursement in the ordinary course of business consistent with past practice since December 31, 2023.
(g)   Dispositions.   Sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, or OREO, or cancel, release or assign any indebtedness to any person or any claims held by any person, in each case, other than in the ordinary course of business consistent with past practice since December 31, 2023 or pursuant to contracts or agreements in force at the date of this Agreement and listed on Company Disclosure Schedule 5.02(g).
(h)   Acquisitions and Investments.   Acquire all or any portion of the assets, business, deposits, or properties of any other entity except by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice since December 31, 2023, or otherwise make any material investment (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) in or of any other person or the property, deposits or assets of any other person, in each case, other than a wholly-owned Subsidiary of Company.
(i)   Intellectual Property.   Abandon, cancel, or otherwise allow to lapse or expire any material Intellectual Property owned by Company or any Company Subsidiary.
(j)   Capital Expenditures.   Make or commit to make any capital expenditures so long as any capital expenditures that would cause Company’s aggregate capital expenditure budget to exceed by five percent (5%) the aggregate 2025 capital expenditure budget set forth in Company Disclosure Schedule 5.02(j) in the aggregate, unless expenditures are reasonably necessary to maintain existing assets in good repair.
(k)   Governing Documents.   Amend Company’s Articles of Organization or Bylaws or any equivalent documents of any of Company’s Subsidiaries.
(l)   Accounting Methods.   Implement or adopt any change in its financial accounting principles, practices or methods, other than as may be required by applicable Law, GAAP, or at the written direction of a Governmental Authority.
(m)   Company Material Contracts, Etc.   Except for transactions in the ordinary course of business, (i) terminate, materially amend or modify, or waive any material provision of, any Company Material Contract, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals in the ordinary course of business without material adverse changes to terms with respect to Company or its Subsidiaries or (ii) enter into any contract that would constitute a Company Material Contract if it were in effect on the date of this Agreement; provided that this clause (ii) shall not apply to the entry into of any contract in connection with any action otherwise permitted by this Section 5.02. Notwithstanding the foregoing, nothing herein shall prohibit Company or any its Subsidiaries from terminating the employment of any employee or terminating a consulting agreement for cause, as determined in the discretion of Company or its respective Subsidiary.
(n)   Compliance with Agreements.   Commit any act or omission which constitutes a material breach or default by Company under any agreement with any Governmental Authority or under any Company Material Contract, Company Lease or other material agreement or material license to which it is a party or by which it or its properties is bound or under which it or its assets, business, or operations receives benefits.
(o)   Claims.   Except for debt workouts in the ordinary course of business consistent with past practice since December 31, 2023 or except as set forth in Company Disclosure Schedule 5.02(o), enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Company or any of its Subsidiaries or board members or Executive Officers is a party or becomes a party after the date of this Agreement, which settlement or agreement involves payment by Company or any of its Subsidiaries of an amount which exceeds $50,000 individually or $100,000 in the aggregate (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by Company or any Company Subsidiary in respect thereof but inclusive of any amount of proceeds paid by Company or any of its Subsidiaries as a deductible or retention) and/or would impose any material restriction on the business of the Company or any of its Subsidiaries; provided that, this Section 5.02(o) shall not apply to Tax matters, which shall be governed by

Section 5.02(v), or that would impose any material restriction on, or create any adverse precedent that would be material to, the business of Company or its Subsidiaries or the Interim Surviving Entity or its Subsidiaries.
(p)   Banking Operations.   Enter into any new material line of business or file any application or make any contract or commitment with respect to the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of Company or any of its Subsidiaries.
(q)   Derivative Transactions.   Enter into any Derivative Transaction other than in the ordinary course of business consistent with past practice.
(r)   Investment Securities.   Materially restructure or materially change the investment securities, derivatives, wholesale funding or BOLI portfolio of Company or any of its Subsidiaries, or the interest rate exposure of Company or any of its Subsidiaries, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, or make material investment portfolio purchases.
(s)   Deposits.   Make any change to deposit pricing that is not in the ordinary course of business consistent with recent past practice.
(t)   Loans.   Take any action with respect to loans other than as set forth on Company Disclosure Schedule 5.02(t).
(u)   Real Estate.   Make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu of foreclosure; mortgage, acquire or sell any real property (other than the sale of OREO properties in the ordinary course); enter into, materially amend, renew or terminate (except for any renewal or termination in accordance with the terms thereof) any lease with respect to real property.
(v)   Taxes.   Make outside the ordinary course of business, change or revoke any material income Tax election, change any Tax accounting period, adopt or change any material Tax accounting method, file any materially amended Tax Return, enter into any material closing agreement, settle or compromise any material liability with respect to Taxes, agree to any adjustment of any material Tax attribute, file any material claim for a refund of Taxes, or consent to any extension (outside the ordinary course of business) or waiver of the limitation period applicable to any Tax claim or assessment.
(w)   Reorganization.   Knowingly take any action or fail to take any action which action or failure to act could reasonably be expected to prevent or impede the Transaction from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(x)   Environmental Assessments.   Except for foreclosures in process as of the date of this Agreement and disclosed on Company Disclosure Schedule 5.02(x), foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting an ASTM E1527-21 Phase I Environmental Site Assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA § 101(35) (“Phase I Assessment”), 42 U.S.C. § 9601(35), or foreclose on or take a deed or title to any real estate if such environmental assessment indicates the presence of a Recognized Environmental Condition, in each case other than single-family residential properties.
(y)   Restructuring.   Merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries.
(z)   Loan Workouts.   Compromise, resolve, or otherwise “workout” any delinquent or troubled loan, other than any loan workout in the ordinary course of business, consistent with Company Bank’s current policies and procedures and past practices since December 31, 2023.
(aa)   Commitments.   Agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.02.

Section 5.03   Buyer Forbearances.
During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement or as may be required by Law, Buyer shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Company (such consent not to be unreasonably withheld, conditioned or delayed):
(a)   Adverse Actions.   Take any action or fail to take any action that is intended or is reasonably expected to result in (A) a material delay in the consummation of the Merger or the Transaction, (B) any material impediment to Buyer’s ability to consummate the Merger or the Transaction, (C) any of the conditions to the Merger set forth in Article VII not being satisfied except, in each case, as may be required by applicable Law or GAAP.
(b)   Articles of Organization and Bylaws.   Amend the Articles of Organization or Bylaws of Buyer or any of its Subsidiaries in a manner that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock or materially and adversely affect the holders of Company Common Stock relative to other holders of Buyer Common Stock.
(c)   Reorganization.   Knowingly take any action or fail to take any action which action or failure to act could reasonably be expected to prevent or impede the Transaction from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(d)   Capital Stock.   Adjust, split, combine or reclassify any capital stock of Buyer that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock or materially and adversely change the rights, terms or preferences of the Buyer Common Stock or make, declare or pay any extraordinary dividend on any capital stock of Buyer.
(e)   Acquisitions.   Enter into any binding definitive agreement to acquire any other depository institution (as defined in 12 U.S.C. § 1813(c)(1)) or credit union prior to the receipt of the Requisite Company Shareholder Approval and all Regulatory Approvals.
(f)   Dispositions.   Sell or transfer all or substantially all of the assets of Buyer or Buyer Bank, merge or consolidate Buyer or Buyer Bank with and into any other person, or restructure, reorganize or completely or partially liquidate or dissolve Buyer or Buyer Bank.
(g)   Commitments.   Agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.03.
ARTICLE VI
ADDITIONAL AGREEMENTS
Section 6.01   Commercially Reasonable Efforts.
Subject to the terms and conditions of this Agreement, each of the parties agrees to use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, so as to permit consummation of the Transaction as promptly as practicable, including the satisfaction of the conditions set forth in Article VII of this Agreement, and shall cooperate fully to that end.
Section 6.02   Shareholder Approval.
(a)   Company agrees to take, in accordance with applicable Law, the Articles of Organization of Company and the Bylaws of Company, all action necessary to convene a meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Company’s shareholders in order to permit consummation of the Transaction (including any adjournment or postponement, the “Company Meeting”) and, subject to Section 6.07, shall take all lawful action to solicit shareholder approval, including by communicating to its shareholders its recommendation (and including such recommendation in the Proxy Statement-Prospectus) that they approve this Agreement and the

Transaction (the “Company Board Recommendation”). Company’s board of directors shall, at all times prior to and during the Company Meeting, communicate the Company Board Recommendation and shall not make a Company Adverse Recommendation Change or take any other action or make any other public statement inconsistent with the Company Board Recommendation, except as expressly permitted by the terms of this Section 6.02(a). Company shall engage a proxy solicitor reasonably acceptable to Buyer to assist in the solicitation of proxies from shareholders relating to the Requisite Company Shareholder Approval. However, if the board of directors of Company, in response to (1) a Company Intervening Event or (2) a Company Superior Proposal, in each case, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would be reasonably likely to result in a violation of its fiduciary duties under applicable Law to continue to recommend this Agreement and the Merger, then, prior to the receipt of the Requisite Company Shareholder Approval, in submitting this Agreement and the Merger to its shareholders, the board of directors of Company may withhold or withdraw or modify or qualify in a manner adverse to Buyer the Company Board Recommendation or may submit this Agreement and the Merger to its shareholders without recommendation (each, a “Company Adverse Recommendation Change”) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the board of directors of Company may communicate the basis for its Company Adverse Recommendation Change to its shareholders, including in the Proxy Statement-Prospectus or an appropriate amendment or supplement thereto; provided, that the board of directors of Company may not take any actions under this sentence (including effecting a Company Adverse Recommendation Change) unless (i) it gives Buyer at least four (4) Business Days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the board of directors of Company in response to a Company Superior Proposal, the latest material terms and conditions and the identity of the third party in any such Company Superior Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the board of directors of Company takes into account any amendment or modification to this Agreement proposed by Buyer and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless be reasonably likely to result in a violation of its fiduciary duties under applicable Law to continue to recommend this Agreement and the Merger. Any material amendment to any Company Superior Proposal will be deemed to be a new Company Superior Proposal for purposes of this Section 6.02(a) and will require a new notice period as referred to in this Section 6.02(a). Except with the prior approval of Buyer or as required by applicable Law, no other matters shall be submitted for the approval of Company shareholders at the Company Meeting. Notwithstanding any Company Adverse Recommendation Change, Company shall submit this Agreement to its shareholders for their consideration at the Company Meeting and nothing in this Agreement shall relieve Company of the obligation to do so. In the event that there is present at the Company Meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite Company Shareholder Approval, Company will not adjourn or postpone the Company Meeting unless Company is advised by counsel that failure to do so would reasonably be likely to result in a breach of the U.S. federal securities Laws or fiduciary duties of Company’s board of directors. Company shall keep Buyer updated with respect to the proxy solicitation results in connection with the Company Meeting as reasonably requested by Buyer. Company shall adjourn or postpone the Company Meeting, if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Company has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Shareholder Approval. Company shall only be required to adjourn or postpone the Company Meeting two (2) times, for aggregate adjournments or postponements not exceeding sixty (60) calendar days, pursuant to the immediately preceding sentence of this Section 6.02(a) and any further adjournment or postponement of the Company Meeting shall require the prior written consent of Buyer.
(b)   Company shall use its reasonable best efforts to cause the Company Meeting to occur as soon as reasonably practicable after the Registration Statement has been declared effective.
Section 6.03   Registration Statement; Proxy Statement-Prospectus; Nasdaq Listing.
(a)   Buyer and Company agree to cooperate in the preparation of (i) the Proxy Statement-Prospectus and (ii) the Registration Statement, of which the Proxy Statement-Prospectus will be a part, including by providing to the other party all non-privileged information concerning itself and its Affiliates as may be reasonably requested by the other in connection with the preparation of the Registration Statement and the Proxy Statement-Prospectus. Each of Buyer and Company agree to use commercially reasonable efforts to cause the Registration Statement to be filed with the SEC within forty (40) days after the date of this Agreement and to be declared effective by the SEC as promptly as reasonably practicable after its filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions it contemplates. Buyer also agrees to use commercially reasonable efforts to obtain any necessary state securities Law or “blue sky” permits and approvals required to carry out the Transaction. Company agrees to cooperate with Buyer and Buyer’s counsel and accountants in requesting and obtaining appropriate opinions, consents, and letters from the financial advisor and Company’s independent auditors in connection with the Registration Statement and the Proxy Statement-Prospectus. After the Registration Statement is declared effective under the Securities Act, Company, at its own expense, shall promptly mail or cause to be mailed the Proxy Statement-Prospectus to its shareholders.
(b)   Buyer will promptly notify Company of when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.
(c)   The Proxy Statement-Prospectus and the Registration Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and their implementing rules and regulations. Buyer will notify Company promptly upon the receipt of any comments (whether written or oral) from the SEC or its staff and of any request by the SEC or its staff or any government officials for amendments or supplements to the Registration Statement, the Proxy Statement-Prospectus, or for any other filing or for additional information and will supply Company with copies of all correspondence between Buyer or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement-Prospectus, the Merger, or any other filing. Buyer and Company shall cooperate with each other in responding to any comments or requests by the SEC or its staff or any government officials with respect to the Registration Statement or the Proxy Statement-Prospectus. If at any time prior to the Company Meeting there shall occur any event that should be disclosed in an amendment or supplement to the Proxy Statement-Prospectus or the Registration Statement, Company and Buyer shall use their commercially reasonable efforts to promptly prepare, file with the SEC (if required under applicable Law) and mail to Company shareholders an amendment or supplement. Each of Company and Buyer shall correct any information provided by it for use in the Registration Statement or the Proxy Statement-Prospectus as promptly as reasonably practicable if and to the extent such information is discovered to contain any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(d)   Buyer will provide Company and its counsel with a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement-Prospectus and all responses to comments of the SEC prior to filing them with the SEC, and will provide Company and its counsel with a copy of all SEC filings.
(e)   Buyer agrees to use commercially reasonable efforts to list, prior to the Closing Date, on Nasdaq the shares of Buyer Common Stock to be issued in connection with the Merger, subject to official notice of issuance prior to the Effective Time.
(f)   In the event Company is required to be included in any registration statements for the issuance of securities of Buyer or in Buyer Reports, Company agrees to provide Buyer with any information, certificates, documents or other materials about Company as are reasonably necessary to be included in such other SEC reports or registration statements, including the Registration Statement referenced in Section 6.03(a) and any other registration statements which may be filed by Buyer prior to the Effective Time. Company shall use its reasonable efforts to cause its attorneys and accountants to provide Buyer and any underwriters for Buyer with any consents, opinion letters, reports or information which are necessary to complete the registration statements and applications for any other acquisition or issuance of securities. Buyer shall not file with the SEC any registration statement or amendment or supplement containing information regarding

Company unless Company shall have consented to the disclosure contained in the filing, which consent shall not be unreasonably delayed or withheld.
Section 6.04   Regulatory Filings; Consents.
(a)   Each of Buyer and Company and their respective Subsidiaries shall cooperate and use their respective commercially reasonable efforts (i) to promptly prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the Transaction, including, without limitation, all Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger, (ii) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (iii) to cause the Merger to be consummated as expeditiously as practicable (including by avoiding or setting aside any preliminary or permanent injunction or other order of any United States federal or state court of competent jurisdiction or any other Governmental Authority); provided, however, that in no event shall Buyer be required to agree to any prohibition, limitation, or other requirement which would prohibit or materially limit the ownership or operation by Buyer or any of its Subsidiaries, of all or any material portion of the business or assets of Company or any of its Subsidiaries or Buyer or its Subsidiaries, or compel Buyer or any of its Subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Company or any of its Subsidiaries or Buyer or any of its Subsidiaries (together, the “Burdensome Conditions”). Buyer and Company will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as may be necessary or advisable in connection with any application, petition, or any other statement or application made by or on behalf of Buyer or Company to any Governmental Authority in connection with the Transaction. Provided that Company has cooperated as required by this Agreement, Buyer agrees to use commercially reasonable efforts to file the requisite applications for the Merger with the FRB and the Commissioner within forty (40) days after the date of this Agreement. Buyer, after consultation with Company, may file with the FRB and the Commissioner, before or after the Effective Time, the requisite applications for the Bank Merger, and notwithstanding any other provision in this Agreement, Buyer shall not have any obligation to cause the Bank Merger to be consummated as expeditiously as practicable. Each party shall have the right to review and approve in advance all characterizations of the information relating to it and any of its Subsidiaries that appear in any filing made in connection with the Transaction with any Governmental Authority and Buyer and Company shall each furnish to the other for review a copy of each such filing made in connection with the Transaction with any Governmental Authority prior to its filing, in each case subject to applicable Laws relating to the exchange of information.
(b)   Company will notify Buyer promptly and shall promptly furnish Buyer with copies of notices or other communications or summaries of oral communications received by Company or any of its Subsidiaries (i) from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transaction (and the response thereto from Company, its Subsidiaries or its representatives), (ii) subject to applicable Laws and the instructions of any Governmental Authority, from any Governmental Authority in connection with the Transaction (and the response thereto from Company, its Subsidiaries or its representatives), and (iii) any legal action threatened or commenced against or otherwise affecting Company or any of its Subsidiaries that are related to the Transaction (and the response from Company, its Subsidiaries or its representatives). With respect to any of the foregoing, Company will consult with Buyer and its representatives so as to permit Company and Buyer and their respective representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.
(c)   Buyer will notify Company promptly and shall promptly furnish Company with copies of notices or other communications or summaries of oral communications received by Buyer or any of its Subsidiaries (i) from any Person alleging that the consent of that Person (or other Person) is or may be required in connection with the Transaction (and the response from Buyer or its representatives), (ii) subject to applicable Laws and the instructions of any Governmental Authority, from any Governmental Authority in connection with the Transaction (and the response from Buyer or its representatives), and (iii) any legal action threatened or commenced against or otherwise affecting Buyer or any of its Subsidiaries that are related to the Transaction (and the response from Buyer, its Subsidiaries or its representatives).

Section 6.05   Publicity.
Buyer and Company shall consult with each other before issuing any press release with respect to this Agreement or the transactions it contemplates and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably delayed, conditioned or withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by Law. Without limiting the preceding sentence, Buyer and Company shall (i) cooperate to develop all public announcement materials; and (ii) make appropriate management available at presentations related to the Transaction as reasonably requested by the other. In addition, Company and its Subsidiaries shall coordinate with Buyer, to the extent practicable, regarding all communications with customers, suppliers, employees, shareholders, and the community in general related to the Transaction.
Section 6.06   Access; Information.
(a)   Company and Buyer agree that upon reasonable notice and subject to applicable Laws relating to the exchange of information, each shall afford the other party and its officers, employees, counsel, accountants, and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to its books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, and personnel and to such other information relating to it as the other party may reasonably request and, during such period, shall furnish promptly to the other party all information concerning its business, properties, and personnel as the other party may reasonably request, including, without limitation, a good faith estimate of costs and fees that Company and its Subsidiaries expect to pay to retained representatives in connection with the Transaction. Notwithstanding the foregoing, neither Company nor Buyer shall be required to provide access to or to disclose information, where access or disclosure could reasonably be expected to (i) violate the rights of such entity’s customers, (ii) jeopardize the attorney-client privilege of the entity in possession or control of such information, (iii) result in the disclosure of any trade secrets of third parties; (iv) violate any obligation of Company or Buyer with respect to confidentiality (provided that the party who owes an obligation of confidentiality makes a reasonable effort to obtain a waiver of such obligation) including with respect to disclosure of regulatory examination ratings or other confidential supervisory information, or violate any fiduciary duty of Company or Buyer; (v) interfere with the prudent operation of such entity; or (vi) contravene any Law, rule, regulation, order, judgment, decree, or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply.
(b)   No investigation by a party or its representatives shall be deemed to modify or waive any representation, warranty, covenant, or agreement of the other party set forth in this Agreement, or the conditions to the respective obligations of Buyer and Company to consummate the Transaction.
Section 6.07   No Solicitation by Company.
(a)   Company and its Subsidiaries shall immediately cease, and Company and its Subsidiaries shall cause each of their respective representatives to immediately cease, any discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to a Company Acquisition Proposal. Except as permitted by this Section 6.07, after the execution and delivery of this Agreement, Company shall not, and shall cause its Subsidiaries and its and their directors, officers, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate or encourage any inquiry with respect to, (ii) participate or engage in any negotiations with any Person with, or furnish any nonpublic information relating to, or (iii) engage or participate in any discussions with any Person regarding, a Company Acquisition Proposal, except to notify such Person of the existence of the provisions of this Section 6.07; provided, that, prior to the receipt of the Requisite Company Shareholder Approval, in the event Company receives an unsolicited bona fide written Company Acquisition Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that such Company Acquisition Proposal is reasonably likely to lead to a Company Superior Proposal and failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under applicable Law; provided, further, that, prior to or concurrently with providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Company shall have provided such information to Buyer, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Company. Company will promptly (and in any event within one (1) Business Day) advise Buyer following receipt of any Company Acquisition Proposal or any inquiry which could reasonably be expected to lead to a Company Acquisition Proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or Company Acquisition Proposal and, if applicable, copies of any documents or correspondence evidencing such Company Acquisition Proposal) and will keep Buyer reasonably apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or Company Acquisition Proposal. Company shall use its reasonable best efforts, subject to applicable Law and the fiduciary duties of the board of directors of Company, to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.
(b)   Except as set forth in Section 6.02(a), the board of directors of Company shall not (i) withhold, withdraw, or modify (or publicly propose to withhold, withdraw or modify), in a manner adverse to Buyer, its recommendation referred to in Section 6.02, or (ii) approve or recommend (or publicly propose to approve or recommend) any Company Acquisition Proposal. Company shall not, its board of directors shall not allow Company to, and Company shall cause its Subsidiaries and its and their Representatives not to on its behalf, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement (except for confidentiality agreements referred to and entered into in accordance with the terms of Section 6.07(a)) relating to any Company Acquisition Proposal.
(c)   Nothing contained in this Section 6.07 shall prohibit Company from (i) complying with its disclosure obligations under U.S. federal or state law with regard to a Company Acquisition Proposal, including Rule 14a-9, 14d-9 or 14e-2 promulgated under the Exchange Act, (ii) making any disclosure to Company’s shareholders if, after consultation with its outside legal counsel, Company determines that such disclosure would be required under applicable Law; provided, however, that any such disclosure relating to a Company Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change unless it is limited to (i) a stop, look, and listen communication or Company’s board of directors reaffirms the recommendation referred to in Section 6.02 in such disclosure and does not recommend that Company shareholders tender their shares or otherwise support such Company Acquisition Proposal, or (ii) informing any Person of the existence of the provisions contained in this Section 6.07.
Section 6.08   Indemnification; Directors’ and Officers’ Insurance.
(a)   From and after the Effective Time, Buyer and its Subsidiaries (the “Indemnifying Party”) shall indemnify and hold harmless, each present and former board member, officer or employee of Company and its Subsidiaries (the “Indemnified Parties”) and any person who becomes an Indemnified Party between the date of this Agreement and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred after the Effective Time in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, based in whole or in part, or arising in whole or in part out of, or pertaining to the fact that he or she was a board member, officer or employee of Company or any of its Subsidiaries or is or was serving at the request of Company or any of its Subsidiaries as a board member, officer, employee, trustee or other agent of any other organization or in any capacity with respect to any employee benefit plan of Company, including without limitation any matters arising in connection with or related to the negotiation, execution, and performance of this Agreement or the Transaction, to the full extent to which such Indemnified Parties would be entitled to have the right to be indemnified under the Articles of Incorporation and Bylaws of Company and/or Articles of Organization and Bylaws of Company Bank, as applicable as in effect on the date of this Agreement as though such Articles of Incorporation, Articles of Organization and Bylaws continue to remain in effect after the Effective

Time and as permitted by applicable Law. Buyer shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent as would have been permitted by Company and/or Company Bank under the Company’s Articles of Incorporation and/or Company Bank’s Articles of Organization, as applicable, upon receipt of an undertaking to repay such advance payments if such officer, board member or employee shall be adjudicated or determined to be not entitled to indemnification in accordance with the applicable Articles of Incorporation or Articles of Organization. Buyer’s obligations under this Section 6.08(a) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim; and provided further, that Buyer’s and its Subsidiaries obligations as successor in interest to the Company and its Subsidiaries shall continue as required under the Articles of Incorporation and Bylaws of the Company and/or the Articles of Organization and Bylaws of Company Bank, as applicable.
(b)   Any Indemnified Party wishing to claim indemnification under this Section 6.08, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party and, if so, only to the extent of such actual prejudice. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by the Indemnified Parties in connection with the defense, except that if the Indemnifying Party elects not to assume defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements are received, the reasonable fees and expenses of counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party is prohibited by applicable Laws and regulations.
(c)   Prior to the Closing, Company as of the Effective Time shall obtain and fully pay the premium for the extension of Company’s and Company Bank’s existing directors’ and officers’ insurance policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as Company’s and Company Bank’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) with terms, conditions, retentions, and limits of liability that are at least as favorable to the Indemnified Parties as Company’s and Company Bank’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement, the Transaction or the actions this Agreement otherwise contemplates); provided, however, that in no event shall Company expend, or Buyer or the Interim Surviving Entity be required to expend, for such “tail” policy in the aggregate a premium amount in excess of an amount (the “Maximum D&O Tail Premium”) equal to 300% of the annual premiums paid by Company and Company Bank for D&O Insurance in effect as of the date of this Agreement; provided further, that if the cost of such a tail policy exceeds the Maximum D&O Tail Premium, Company or Buyer or the Interim Surviving Entity shall obtain a tail policy with the greatest coverage available for a cost not exceeding Maximum D&O Tail Premium.
(d)   If Buyer, Buyer Bank or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Buyer and/or Buyer Bank shall assume the obligations set forth in this Section 6.08.
(e)   Nothing in this Agreement is intended to, shall be construed to or shall release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company, Company Bank or its officers, directors and employees, and that the indemnification of this Section 6.08 is not a substitute for any claim under any such policy.
(f)   Any indemnification payment made pursuant to this Section 6.08 is subject to and conditioned upon its compliance with Section 18(k) of the Federal Deposit Insurance Act (12 U.S.C. § 1828(k)) and the regulations promulgated by the FDIC (12 C.F.R. Part 359).
Section 6.09   Employees; Benefit Plans.
(a)   Employees of Company and its Subsidiaries as of the Effective Time (the “Continuing Employees”) shall become employees at-will of Buyer and its Subsidiaries. Except as set forth in Company Disclosure Schedule 6.09(a), for a period beginning at the Effective Time and ending on the first (1st) anniversary of the Effective Time, Buyer shall, and shall cause Buyer Bank to, provide to each Continuing Employee, who was not an Executive Officer of Company immediately prior to the Effective Time, (i) annual base salary or base wages (as applicable) that is at least equal to the annual base salary or base wages (as applicable) that was provided to each such Continuing Employee as of immediately prior to the Effective Time, and (ii) employee benefits that are no less favorable than those benefits provided to similarly situated Buyer employees. For purposes of Section 6.09(a)(ii), “employee benefits” shall mean: participation in a 401(k) plan sponsored or maintained by Buyer or one of its Subsidiaries (a “Buyer 401(k) Plan”); participation in the Buyer ESOP (subject to enrollment and achievement of minimum hours required for the allocation of annual contributions); Buyer’s noncontributory “cash balance” pension plan on the same terms as newly-hired employees of Buyer Bank; Buyer’s health and dental insurance plans; and other Buyer benefits, including, but not limited to, paid time off; provided, however, that “employee benefits” shall not include change in control, retention, defined benefit pension, nonqualified deferred compensation or retiree medical benefits. Beginning as of the Effective Date and continuing through the first (1st) anniversary of the Effective Date, Company employees whose positions have been or could reasonably be expected to be eliminated as a consequence of the Merger will be given the opportunity to apply and be considered for any open position at Buyer Bank for which they are qualified, as if they were internal candidates of Buyer. For a period beginning on the Effective Date and continuing through the first (1st) anniversary thereof, each Continuing Employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances, as defined on Company Disclosure Schedule 6.09(a), shall be eligible to receive severance benefits as set forth on Company Disclosure Schedule 6.09(a), subject to such employee’s timely execution (and non-revocation) of a standard release of claims.
(b)   With respect to any employee benefit plans of Buyer or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Buyer and its Subsidiaries shall: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans to the extent waiver of such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan, (ii) use commercially reasonable efforts to provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to commencement in the New Plan under a Company Benefit Plan that provides health care benefits (including medical, dental and vision) or disability benefits, to the same extent that such credit was given under the analogous Company Benefit Plan prior to commencement in the New Plan, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Plans, and (iii) recognize all service of such employees with Company and its Subsidiaries for all purposes of eligibility and vesting and, for purposes of severance and paid time off (including vacation, personal time and the like), level of benefits in any New Plan; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of benefit accrual under any defined benefit pension plan, (C) for purposes of the minimum number of hours required during a plan year to receive an allocation under the Buyer ESOP, (D) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits, or (E) for purposes of any equity incentive awards granted by Buyer.
(c)   Buyer shall use commercially reasonable efforts to initiate, not later than thirty (30) days following the date of this Agreement, consultations with Company to identify those Continuing Employees who will be considered to receive a “retention” bonus from Buyer (each a “Designated Employee” and collectively, the “Designated Employees”) in the event such Designated Employee remains an employee of Buyer as of the Effective Time and through a post-Closing date determined by Buyer (which date shall not be more than one year after the Effective Time) (the “Transition Period”), or if Buyer terminates such Designated Employee’s employment after the Effective Time and during the Transition Period without cause or for good reason by such Designated Employee (as such terms are defined on Company Disclosure Schedule 6.09(c)). The aggregate amount of such retention bonuses for all Designated Employees and the timing of each such bonus payment relative to the Effective Time shall be determined by Buyer, with selection of such Designated Employees made by Buyer in consultation with Company. Buyer and Company expect that retention bonuses shall not be payable to any Continuing Employee who is a party to an employment or other agreement that provides severance benefits in the event of a change in control of Company, except as set forth in Company Disclosure Schedule 6.09(c).
(d)   If requested by Buyer in writing at least twenty (20) Business Days prior to the Effective Time, Company shall cause any 401(k) plan sponsored or maintained by Company (the “Company 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. In the event that Buyer requests that any Company 401(k) Plan be terminated, the Continuing Employees shall be eligible to participate, effective as of the Effective Date, in the Buyer 401(k) Plan. Company and Buyer shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or Buyer 401(k) Plan to permit the Continuing Employees who are then actively employed to make rollover contributions to the Buyer 401(k) Plan of “eligible rollover distributions” (with the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof. Company shall provide Buyer with evidence that the Company 401(k) Plan has been terminated or amended, as applicable, in accordance with this Section 6.09(d); provided, that prior to amending or terminating the Company 401(k) Plan, Company shall provide the form and substance of any applicable resolutions or amendments to Buyer for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed).
(e)   Company shall take or cause to be taken the following actions with respect to the Company ESOP:
(i)   As soon as practicable after the date of this Agreement, Company will request that the ESOP Trustee take all necessary action required by Company ESOP plan documents and applicable Law to conduct a pass-through vote of Company ESOP participants to direct the ESOP Trustee to vote the shares of Company Common Stock owned by Company ESOP and allocated to the plan accounts of Company ESOP participants either in favor of or against the Merger (the “ESOP Vote”). Company will further request the ESOP Trustee provide to Buyer for review and comment, reasonably in advance of the ESOP Vote, but in any event within ten (10) Business Days after the initial filing of the Registration Statement, all materials (including the information statement and any similar disclosure materials, frequently asked questions, and meeting slides or handouts, as applicable) proposed to be disclosed to Company ESOP participants in connection with the ESOP Vote. Buyer shall have three (3) Business Days to review and provide comments with respect to the materials to be distributed to ESOP participants with respect to the ESOP Vote.
(ii)   At Buyer’s request after the receipt of the Requisite Company Shareholder Approval but in any event not later than the distribution of the Form of Election as contemplated by Section 2.05(d), Company shall distribute to the Company ESOP participants a form prepared by Buyer and reasonably acceptable to Company so as to enable each Company ESOP participant to direct the ESOP Trustee with respect to an election to receive the Per Share Cash Consideration or the Stock Consideration. Not later than the Election Deadline, Company shall direct the ESOP Trustee to deliver to Buyer the election made by the Company ESOP. The direction of elections of Company ESOP participants and the election of the Company ESOP shall be subject to the proration set forth in Section 2.05. The aggregate amount of Per Share Cash Consideration and Stock Consideration that Company ESOP participants shall receive is the “Aggregate ESOP Consideration.”
(iii)   Prior to the Effective Time, but after the receipt of the last to be obtained of either the Requisite Company Shareholder Approval and the regulatory approvals required by Section 7.01(b) of this Agreement and, subject to the occurrence of the Closing, the Company Board shall terminate the Company ESOP prior to the Closing Date (the “ESOP Termination Date”). In connection with the termination of the Company ESOP, (A) all plan accounts shall be fully vested and 100% non-forfeitable as of the ESOP Termination Date, (B) no new participants shall be admitted to the Company ESOP on or after the ESOP Termination Date, (C) all outstanding indebtedness of the Company ESOP shall be repaid by delivering a sufficient number of unallocated shares of Company Common Stock to Company, at least five (5) Business Days prior to the Effective Time, (D) the balance of the unallocated shares and any other unallocated assets remaining in the Company ESOP after repayment of the Company ESOP loan shall be allocated as earnings to the accounts of the Company ESOP participants who are employed as of the ESOP Termination Date based upon their respective account balances under the Company ESOP as of the ESOP Termination Date, and (E) all remaining shares of Company Common Stock held by Company ESOP shall be converted into the right to receive the Aggregate ESOP Consideration and distributed to Company ESOP participants as soon as practicable after the Effective Time in accordance with the terms of the Company ESOP. Company Board will adopt such amendments to the Company ESOP to effect the provisions of this Section 6.09(e). Prior to the Closing Date, Company shall provide Buyer with the final documentation evidencing that the actions contemplated herein have been effectuated. Notwithstanding anything herein to the contrary, Company shall continue to accrue and make contributions to the Company ESOP from the date of this Agreement through the ESOP Termination Date in an amount sufficient (but not to exceed) for the trustee to make loan payments that become due in the ordinary course on the outstanding loan to the Company ESOP prior to the ESOP Termination Date and shall also make a contribution to the Company ESOP, prior to the ESOP Termination Date, to enable the trustee to make a pro rata payment on the ESOP loan for any year in which the Closing occurs (if the Closing occurs prior to December 31) through and including the earlier of the end of the calendar month immediately preceding the month in which the Closing occurs or the ESOP Termination Date. Company shall provide Buyer in advance with the form and substance of any applicable resolution or amendment under this Section 6.09(e)(ii) Section 6.09(e)(ii) for Buyer’s review and comment, which timely comments shall be considered in good faith.
(f)   Without limiting the generality of Section 6.09(a), with respect to Company Benefit Plans providing accrued-for cash bonus and incentive opportunities, (i) if the Effective Time occurs following the completion of the applicable performance period but prior to the regularly-scheduled date for payment of the accrued-for cash bonus or incentive earned with respect to such performance period in accordance with the terms of such Company Benefit Plan, Company or its Subsidiaries may pay such earned accrued-for cash bonus or incentive as of the Closing Date and, if not paid by Company or its Subsidiaries as of the Closing Date, Buyer or its Subsidiaries shall pay (or cause to be paid) such earned accrued-for cash bonus or incentive no later than the later of (A) sixty (60) days after the effective time of the Bank Merger or (B) the next calendar quarter end, and (ii) if the Effective Time occurs during an applicable performance period, Company or its Subsidiaries may pay a pro-rated cash bonus or incentive (pro-rated based on each eligible participant’s target or expected opportunity, consistent with past practice, multiplied by the number of days from the beginning of the performance period to and including the Closing Date, over the total number of days in the performance period) to each eligible participant as of the Closing Date and, if not paid by Company or its Subsidiaries as of the Closing Date, Buyer or its Subsidiaries shall pay (or cause to be paid) such earned accrued-for cash bonus or incentive no later than the later of (A) sixty (60) days after the effective time of the Bank Merger or (B) the next calendar quarter end, provided, however, that such amounts shall not exceed such amounts accrued for by Company for such operative period.
(g)   Following the date of this Agreement, Buyer and Company shall work in good faith to formulate a protocol with respect to communications with employees of the Company or its Subsidiaries at any time prior to the Effective Time.
(h)   On and after the date hereof, any broad-based employee notices or communication materials (including any website posting) to be provided or communicated by Company with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the Transaction shall be subject to the prior prompt review and reasonable comment of Buyer, and Company shall consider in good faith revising such notice or communication to reflect any comments or advice that Buyer timely provides. Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of Company, Buyer, or any Subsidiary or affiliate thereof, nor shall anything in this Agreement interfere with or restrict in any way the rights of Company, Buyer or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Except as otherwise set forth in this Agreement or the accompanying Disclosure Schedules, nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) except as set forth herein, alter or limit the ability of the Buyer or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Except as set forth in Section 10.05 of this Agreement, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Buyer shall review such broad-based communications no later than three (3) Business Days after Company provides same to Buyer. If Buyer does not provide review and comment within three (3) Business Days, Company shall not be in breach of this Section 6.09(h) by sending such communication without comment from Buyer.
(i)   Buyer shall honor all obligations under the employment agreements, employee severance compensation plans and Company Benefit Plans as set forth in Company Disclosure Schedule 3.17(a).
Section 6.10   Notification of Certain Changes.
(a)   Buyer and Company shall promptly advise the other party of any change or event having, or which would reasonably be expected to have, a Material Adverse Effect with respect to it or which it believes would reasonably be expected to, cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement. Prior to the Effective Time (and on the date prior to the Closing Date), Buyer and Company will supplement or amend their respective disclosure schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such disclosure schedule or which is necessary to correct any information in such disclosure schedule which has been rendered materially inaccurate. No supplement or amendment to the Buyer Disclosure Schedule or Company Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 7.02(a) or Section 7.03(a), or compliance by Buyer or Company with the respective covenants and agreements.
(b)   If the Closing Date is delayed pursuant to Section 1.04, Company shall deliver to Buyer as of the Approval Date and/or the Closing Date, as applicable, a supplement to the Company Disclosure Schedule (the “Company Disclosure Supplement”) which shall include any matter hereafter arising that, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Company Disclosure Schedule or that is necessary to correct any information in the Company Disclosure Schedule or in any representation or warranty of Company which has been rendered inaccurate thereby following discovery thereof.
Section 6.11   Current Information.
During the period from the date of this Agreement to the Effective Time, Company will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than weekly) with representatives of Buyer and to report the general status of Company’s financial affairs and the ongoing operations of Company and its Subsidiaries. Without limiting the foregoing, (A) Company agrees to provide to Buyer (i) a copy of each report filed by Company or any of its Subsidiaries with a Governmental Authority (if permitted by Law) within one (1) Business Day following its filing, and (ii) a consolidated balance sheet and a consolidated statement of operations, without related notes, within twenty (20) days after the end of each month, prepared in accordance with Company’s current financial reporting practices, and (B) Company shall provide Buyer, on a monthly basis, with a schedule of all new loans, leases, extensions of credit, and renewal loans, leases and extensions of credit, or any increase in any customer’s aggregate credit outstanding or lease commitment (whether or not subject to prior approval under Section 5.02(t)), and provide Buyer with a copy of, and the opportunity to discuss upon request, the relevant documentation for any loan, extension of credit, lease, or renewal.
Section 6.12   Board Packages.
Company shall distribute by overnight mail or by electronic mail a copy of any Company or Company Bank board package, including the agenda and any draft minutes, to Buyer at the same time in which it distributes a copy to the board of directors of Company or Company Bank; provided, however, that Company shall not be required to provide to Buyer copies of any documents that disclose (i) confidential discussions of this Agreement or the transactions it contemplates or any third-party proposal to acquire control of Company, (ii) any matter that Company’s board of directors has been advised by counsel may violate a confidentiality obligation or fiduciary duty or any Law or regulation, including with respect to the disclosure of regulatory examination ratings or other confidential supervisory information, or may result in a waiver of Company’s attorney-client privilege or violate the privacy rights of any customer, or (iii) any information provided to Company’s or Company Bank’s board of directors or the Loan Committee of Company’s or Company Bank’s board of directors with respect to loan- or credit-related information, including, but not limited to, loan pricing or credit decisions.
Section 6.13   Transition; Informational Systems Conversion.
From and after the date of this Agreement, Buyer and Company shall use their commercially reasonable efforts to facilitate the integration of Company with the business of Buyer following consummation of the Transaction, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of Company and each of its Subsidiaries (the “Information Systems Conversion”) to those used by Buyer, which planning shall include, but not be limited to: (a) discussion of third-party service provider arrangements of Company and each of its Subsidiaries; (b) non-renewal, after the Effective Time, of personal property leases and software licenses used by Company and each of its Subsidiaries in connection with systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate after the Effective Time, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time; provided, however, that Company will not be required to take any actions or provide any information pursuant to this Section 6.13 that would, in the Company’s reasonable determination, violate applicable federal, state or local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees related to data protection or privacy. Buyer shall promptly reimburse Company for any reasonable out-of-pocket fees, expenses, or charges that Company may incur as a result of taking, at the request of Buyer, any action to facilitate the Information Systems Conversion.
Section 6.14   Access to Customers and Suppliers.
(a)   Access to Customers.   Company and Buyer will work together to promote good relations between Company Bank and its customers and to retain and grow Company Bank customer relationships prior to and after the Effective Time. Company and Buyer agree that it may be advisable from and after the date of this Agreement for representatives of Company Bank and/or of Buyer Bank to meet with Company Bank customers to discuss the business combination and related transactions contemplated by this Agreement with Company Bank customers. Meetings with Company Bank customers will only occur with the express, prior permission of Company Bank, will be arranged solely by Company Bank representatives, and will be jointly attended by representatives of both Company Bank and Buyer Bank. Neither Company nor Company Bank, however, will be required to take any actions or provide any information pursuant to this Section 6.14 that would, in Company or Company Bank’s reasonable determination, violate applicable federal, state or local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees related to data protection or privacy. Nothing in this Section 6.14 shall be deemed to prohibit representatives of Company Bank and Buyer Bank from meeting with and communicating with their respective customers that may also be customers of the other party.
(b)   Access to Suppliers.
From and after the date of this Agreement, Company shall, upon Buyer’s reasonable request, introduce Buyer and its representatives to suppliers of Company and its Subsidiaries for the purpose of facilitating the integration of Company and its business into that of Buyer. Any interaction between Buyer and Company’s suppliers shall be coordinated by Company. Company shall have the right to participate in any discussions between Buyer and Company’s suppliers.
Section 6.15   Environmental Assessments.
(a)   Company shall cooperate with and grant access to an environmental consulting firm selected by Buyer and reasonably acceptable to Company, during normal business hours (and at such other times as may be agreed), to any real property (including buildings or other structures) currently owned or operated by Company or any of its Subsidiaries or any Company Loan Property for the purpose of conducting Phase I Assessments (which also may include an evaluation of asbestos containing materials, polychlorinated biphenyls, lead based paint, lead in drinking water, mold, and radon). Buyer shall not, without the Company’s prior written consent, which consent shall be in the Company’s sole discretion, conduct any (i) Phase II Environmental Assessments, including subsurface investigation of soil, soil vapor, and groundwater (“Phase II Assessment”); and/or (ii) surveys and sampling of indoor air and building materials for the presence of radon, asbestos containing materials, mold, microbial matter, polychlorinated biphenyls, and other Hazardous Substances. Buyer and its environmental consulting firm shall conduct all Phase I Assessments pursuant to this Section 6.15 at mutually agreeable times and so as to eliminate or minimize to the greatest extent possible interference with Company’s operation of its business. All costs and expenses incurred in connection with any Phase I Assessment shall be borne solely by Buyer.
(b)   To the extent requested by Buyer, each environmental assessment shall include an estimate by the environmental consulting firm preparing such environmental assessment of the costs of investigation, monitoring, personal injury, property damage, clean up, remediation, penalties, fines or other liabilities, as the case may be, relating to the “potential environmental condition(s)” or “recognized environmental condition(s)” or other conditions which are the subject of the environmental assessment.
Section 6.16   Shareholder Litigation and Claims.
In the event that any shareholder litigation related to this Agreement or the Merger or the other transactions contemplated by this Agreement is brought or, to Company’s Knowledge, threatened, against Company and/or the members of the board of directors of Company prior to the Effective Time, Company shall consult with Buyer regarding the defense or settlement of the litigation, and no such settlement shall be agreed to without Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Company shall (i) promptly notify Buyer of any shareholder litigation brought, or threatened, against Company and/or members of the board of directors of Company, (ii) keep Buyer reasonably informed with respect to the litigation’s status; provided, however, that no information need be provided if doing so would jeopardize the attorney-client privilege or contravene any Law or binding agreement entered into prior to the date of this Agreement, and (iii) give Buyer the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation. Company shall consult with Buyer regarding the selection of counsel to represent Company in any such shareholder litigation.
Section 6.17   Company Directors.
Company shall use commercially reasonable efforts to deliver to Buyer resignations of those members of the board of directors of Company, Company Bank, and any of their Subsidiaries requested in writing by Buyer at least five (5) days prior to the Closing Date, with each such resignation to be effective as of the Effective Time.
Section 6.18   Election of Certain Company Directors to Boards of Directors of Buyer and Buyer Bank.
(a)   In accordance with the provisions set forth in Buyer’s Articles of Organization and Bylaws, the board of directors of Buyer will take all actions necessary so that one (1) director of Company immediately prior to the Effective Time will be appointed to the board of directors of Buyer as of the Effective Time (such appointed director, the “Company designated director”). The Company designated director will be Joseph B. Reilly. Mr. Reilly will become a member of the class of Buyer’s board of directors whose term will expire at Buyer’s 2027 annual meeting. Subject to the concurrence of Buyer’s Nominating and Governance Committee, Mr. Reilly shall be nominated by Company’s board of directors for election at Buyer’s 2027 annual meeting of shareholders for election at such meeting to hold office for a term expiring at the 2030 annual meeting of shareholders. Buyer shall recommend that its shareholders vote in favor of the election of such nominee.
(b)   In addition to the appointment of the Company designated director to the board of directors of Buyer, the board of directors of Buyer will also take all actions necessary to direct the Board of Directors of Buyer Bank to appoint up to four (4) non-employee members of the board of directors of Company who are not the Company designated director to the Board of Advisors of Buyer, which appointments shall be effective as of the Effective Time.
(c)   In accordance with the provisions set forth in Buyer Bank’s Articles of Organization and Bylaws, the board of directors of Buyer Bank shall adopt resolutions prior to the Closing appointing (i) the Company designated director specified in Section 6.18(a) to serve on the board of directors of Buyer Bank, effective as of and subject to the occurrence of the Effective Time; and (ii) up to four of the former non-employee members of the board of directors of Company who are not the Company designated director to the Board of Advisors of Buyer Bank.
Section 6.19   Third-Party Consents.
Company shall use commercially reasonable efforts to obtain the Company Third-Party Consents prior to Closing.
Section 6.20   Coordination.
(a)   Company and Company Bank shall take any actions Buyer may reasonably request prior to the Effective Time to facilitate the consolidation of the operations of Company Bank with Buyer Bank following consummation of the Transaction, including, without limitation, the preparation and filing of all documentation that is necessary or desirable to obtain all permits, consents, approvals and authorizations of third parties or Governmental Authorities to close and/or consolidate any Buyer Bank or Company Bank branches or facilities and furnishing information and otherwise cooperating with Buyer in the marketing and sale to third parties, contingent on the Effective Time, of any owned or leased real property or tangible property associated with any such branches or facilities. Company shall give due consideration to Buyer’s input, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Buyer nor Buyer Bank shall under any circumstance be permitted to exercise control of Company or any of its Subsidiaries prior to the Effective Time. Company and Company Bank shall permit representatives of Buyer Bank to be onsite at Company Bank during normal business hours to facilitate consolidation of operations and assist with any other coordination efforts as necessary.
(b)   Upon Buyer’s reasonable request and consistent with GAAP, the rules and regulations of the SEC and applicable banking Laws and regulations, (i) each of Company and its Subsidiaries shall modify or change its loan, OREO, accrual, reserve, tax, litigation, and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Buyer and (ii) Company shall make such accruals under the Company Benefit Plans as Buyer may reasonably request to reflect the benefits payable under such Company Benefit Plans upon the completion of the Merger. Notwithstanding the foregoing, no such modifications, changes, or divestitures of the type described in this Section 6.20(b) need be made prior to the satisfaction of the conditions set forth in Section 7.01(a) and Section 7.01(b).
(c)   Company and Company Bank shall, consistent with GAAP and regulatory accounting principles, use their commercially reasonable efforts to implement at Buyer’s request internal control procedures which are consistent with Buyer’s and Buyer Bank’s current internal control procedures to allow Buyer to fulfill its reporting requirement under Section 404 of the Sarbanes-Oxley Act; provided, however, that no such modifications, changes, or divestitures need be made prior to the satisfaction of the conditions set forth in Section 7.01(a) and Section 7.01(b).
(d)   No accrual or reserve or change in policy or procedure made by Company or any of its Subsidiaries pursuant to this Section 6.20 shall constitute or be deemed to be a breach, violation, of or failure to satisfy any representation, warranty, covenant, agreement, condition, or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation, or failure to satisfy shall have occurred. The recording of any such adjustment shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Company or its management with any such adjustments.
(e)   Subject to Section 6.20(b), Buyer and Company shall cooperate (i) to minimize any potential adverse impact to Buyer under ASC 805, and (ii) to maximize potential benefits to Buyer and its Subsidiaries under Section 382 of the Code in connection with the Transaction, in each case consistent with GAAP, the rules and regulations of the SEC, and applicable banking Laws.
Section 6.21   Stock Exchange De-listing.
Prior to the Closing, Company shall use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the de-listing by the Interim Surviving Entity of the Company Common Stock from Nasdaq and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.
Section 6.22   Section 16(a).
Prior to the Effective Time, Buyer shall, as applicable, take all such steps as may be required to cause any acquisition of Buyer Common Stock resulting from the Transaction by each individual who may be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Buyer to be exempt under Rule 16b-3 promulgated under the Exchange Act. Company agrees to promptly furnish Buyer with all requisite information necessary for Buyer to take the actions contemplated by this Section 6.22.
Section 6.23   Takeover Restrictions.
None of Company, Buyer or their respective boards of directors shall take any action that would cause any Takeover Restriction to become applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated from any applicable Takeover Restriction now or hereafter in effect. If any Takeover Restriction may become, or may purport to be, applicable to the Transaction, each party and the members of their respective boards of directors will grant such approvals and take such actions as are necessary so that the Transaction may be consummated as promptly as practicable on the terms contemplated and otherwise act to eliminate or minimize the effects of any Takeover Restriction on any of the Transaction, including, if necessary, challenging the validity or applicability of any such Takeover Restriction.
Section 6.24   Classified Loans.
Company and Buyer shall promptly after the end of each quarter after the date hereof and upon Closing provide Buyer and Company, respectively, with a complete and accurate list, including the amount, of all Loans subject to each type of classification of the Company Classified Loans and Buyer Classified Loans, respectively.
ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER
Section 7.01   Conditions to Obligations of the Parties to Effect the Merger.
The respective obligations of Buyer and Company to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by the parties prior to the Closing Date of each of the following conditions:
(a)   Shareholder Approvals.   The Requisite Company Shareholder Approval shall have been obtained.

(b)   Regulatory Approvals.   All Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger shall have been obtained and shall remain in full force and effect and all statutory waiting periods shall have expired or been terminated.
(c)   No Injunctions or Restraints; Illegality.   No judgment, order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Transaction shall be in effect. No statute, rule, regulation, order, injunction, or decree shall have been enacted, entered, promulgated, or enforced by any Governmental Authority that prohibits or makes illegal the consummation of the Transaction.
(d)   Effective Registration Statement.   The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.
(e)   Nasdaq Listing. The shares of Buyer Common Stock issuable pursuant to the Merger shall have been listed on Nasdaq, subject to official notice of issuance.
Section 7.02   Conditions to Obligations of Buyer.
The obligations of Buyer to consummate the Merger are subject to the fulfillment or written waiver by Buyer prior to the Closing Date of each of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of Company set forth in (i) Section 3.03 shall be true and correct (other than, in the case of Section 3.03, such failures to be true and correct as are de minimis) as of the date of this Agreement and as of earlier of the Closing Date or the Approval Date as though made on and as of the Closing Date or Approval Date, as applicable (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date) and (ii) Section 3.02, Section 3.05(a), Section 3.06, Section 3.07, and Section 3.16 (in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the earlier of the Closing Date or the Approval Date as though made on and as of the Closing Date or the Approval Date, as applicable (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations of Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of earlier of the Closing Date or the Approval Date as though made on and as of the Closing Date or the Approval Date, as applicable (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on Company. Buyer shall have received a certificate, dated as of the earlier of the Closing Date or the Approval Date, signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company to the foregoing effect, except that this Section 7.02(a) will apply both as of the Approval Date and the Closing Date with respect to Section 3.02, Section 3.03, Section 3.06, Section 3.07, Section 3.12 and Section 3.16.
(b)   Performance of Obligations of Company.   Company shall have performed and complied with all of its covenants and other obligations under this Agreement in all material respects at or prior to the Closing Date, and Buyer shall have received a certificate, dated the Closing Date, signed on behalf of Company by the Chief Financial Officer and Chief Executive Officer of Company to that effect.
(c)   No Burdensome Condition.   No Burdensome Condition shall exist with respect to Regulatory Approval required for consummation of the Merger and the Holdco Merger.
(d)   Tax Opinion.   Buyer shall have received an opinion from Nutter, McClennen & Fish, LLP (or other nationally recognized tax counsel reasonably acceptable to Buyer), dated as of the Closing

Date, in substance and form reasonably satisfactory to Buyer to the effect that, on the basis of the facts, representations, and assumptions set forth in such opinion, the Transaction will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Nutter, McClennen & Fish, LLP (at such time or times as reasonably requested by such counsel) may require and rely upon representations contained in certificates of officers of each of Company and Buyer.
(e)   Other Actions.   Company shall have furnished Buyer with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.01 and Section 7.03 as Buyer may reasonably request.
Section 7.03   Conditions to Obligations of Company.
The obligations of Company to consummate the Merger also are subject to the fulfillment or written waiver by Company prior to the Closing Date of each of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of Buyer set forth in (i) Section 4.03 and Section 4.10 (after giving effect to the lead-in to Article IV) shall be true and correct (other than in the case of Section 4.03 such failures to be true and correct as are de minimis) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and (ii) Section 4.02, Section 4.06, Section 4.07 and Section 4.17 (in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations of Buyer set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on Buyer. Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Buyer by the Chief Executive Officer and the Chief Financial Officer of Buyer to the foregoing effect.
(b)   Performance of Obligations of Buyer.   Buyer shall have performed and complied with all of its covenants and other obligations under this Agreement in all material respects at or prior to the Closing Date, and Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Buyer by the Chief Executive Officer and the Chief Financial Officer of Buyer to that effect.
(c)   Tax Opinion.   Company shall have received an opinion from Luse Gorman, PC (or other nationally recognized tax counsel reasonably acceptable to Company), dated as of the Closing Date, in substance and form reasonably satisfactory to Company to the effect that, on the basis of the facts, representations, and assumptions set forth in such opinion, the Transaction will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Luse Gorman, PC may require (at such time or times as reasonably requested by such counsel) and rely upon representations contained in certificates of officers of each of Company and Buyer.
(d)   Other Actions.   Buyer shall have furnished Company with such certificates of their respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.01 and Section 7.02 as Company may reasonably request.
Section 7.04   Frustration of Closing Conditions.
Neither Buyer nor Company may rely on the failure of any condition set forth in Section 7.01, Section 7.02, or Section 7.03, to be satisfied if such failure was caused by such party’s failure to use commercially reasonable efforts to consummate the Merger, as required by and subject to Section 6.01.

ARTICLE VIII
TERMINATION
Section 8.01   Termination.
This Agreement may be terminated and the Merger and the Bank Merger may be abandoned, whether before or after receipt of the Requisite Company Shareholder Approval:
(a)   Mutual Consent.   At any time prior to the Effective Time, by the mutual written consent of Buyer and Company if the board of directors of Buyer and the board of directors of Company each so determines by a majority vote of its entire board of directors.
(b)   No Regulatory Approval.   By either Buyer or Company, if its board of directors so determines by a majority vote of the members of its entire board of directors, in the event the approval of any Governmental Authority required for consummation of the Merger or the Holdco Merger shall have been denied by final, nonappealable action by such Governmental Authority or an application seeking approval of the Merger or the Holdco Merger shall have been permanently withdrawn at the request of a Governmental Authority, unless the failure to obtain such approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein.
(c)   Breach of Representations and Warranties.   By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement in this Agreement in a manner that would entitle the other party not to consummate the Merger, the Holdco Merger or Bank Merger) if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of Buyer, in the case of a termination by Company, or Company, in the case of a termination by Buyer, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.02, in the case of a termination by Buyer, or Section 7.03, in the case of a termination by Company, and which is not cured by the earlier of the End Date and thirty (30) days following written notice to Company, in the case of a termination by Buyer, or Buyer, in the case of a termination by Company, or by its nature or timing cannot be cured during such period.
(d)   Breach of Covenants.   By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement in this Agreement in a manner that would entitle the other party not to consummate the Merger, the Holdco Merger or Bank Merger) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party which shall not have been cured by the earlier of the End Date or thirty (30) days following written notice to the party committing the breach from the other party, or if the breach, by its nature or timing, cannot be cured during such period.
(e)   Delay.   By either Buyer or Company if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement (the “End Date”), unless the failure of the Closing to occur by that date shall be due to a material breach of this Agreement by the party seeking to terminate this Agreement.
(f)   Failure to Recommend.   By Buyer, prior to such time as the Requisite Company Shareholder Approval is obtained, if Company or the board of directors of Company (A) withholds, withdraws, modifies or qualifies in a manner adverse to Buyer the Company Board Recommendation, (B) fails to make the Company Board Recommendation in the Proxy Statement-Prospectus, (C) adopts, approves, recommends or endorses a Company Acquisition Proposal or publicly announces an intention to adopt, approve, recommend or endorse a Company Acquisition Proposal, (D) fails to publicly and without qualification (1) recommend against any Company Acquisition Proposal or (2) reaffirm the Company Board Recommendation, in each case within ten (10) Business Days (or such fewer number of days as remains prior to the Company Meeting) after a Company Acquisition Proposal is made public or any request by Buyer to do so, or (E) materially breaches its obligations under Section 6.02(a) or Section 6.07.

(g)   No Shareholder Approval.   By either Buyer or Company (provided in the case of Company that it shall not be in material breach of any of its obligations under Section 6.02(a) and Section 6.07), if the Requisite Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Meeting.
Section 8.02   Termination Fee.
In recognition of the efforts, expenses and other opportunities foregone by Buyer and Company while structuring and pursuing the Merger:
(a)   Company shall pay to Buyer by wire transfer of immediately available funds a termination fee equal to $8,500,000 (the “Termination Fee”) in the event Buyer terminates this Agreement pursuant to Section 8.01(f), in which case Company shall pay the Termination Fee as promptly as practicable (but in any event within three (3) Business Days of termination); and
(b)   In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Company Acquisition Proposal shall have been communicated to or otherwise made known to the board of directors or senior management of Company or shall have been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Company Meeting) a Company Acquisition Proposal and:
(A)   thereafter this Agreement is terminated by either Buyer or Company pursuant to Section 8.01(e) without the Requisite Company Shareholder Approval having been obtained or pursuant to Section 8.01(g) or
(B)   thereafter this Agreement is terminated by Buyer pursuant to Section 8.01(c) or Section 8.01(d), and prior to the date that is twelve (12) months after the date of such termination, Company enters into a definitive agreement or consummates a transaction with respect to a Company Acquisition Proposal (whether or not the same Company Acquisition Proposal as that referred to above), then Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Buyer, by wire transfer of same day funds, a fee equal to the Termination Fee.
(c)   Company and Buyer each agree that the agreements contained in this Section 8.02 are an integral part of the Transaction, and that, without these agreements, Buyer would not enter into this Agreement; accordingly, if Company fails promptly to pay any amounts due under this Section 8.02 and, in order to obtain such payment, Buyer commences a suit that results in a judgment against Company for such amounts, Company shall pay the costs and expenses of Buyer (including reasonable legal fees and expenses) in connection with the suit, together with interest on such unpaid amounts at the prime rate (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source) on the date such payment is required to be made. The amounts payable by Company and Buyer pursuant to this Section 8.02, constitute liquidated damages and not a penalty, and, except in the case of fraud or a Willful Breach, shall be the sole monetary remedy of the other party in the event of a termination of this Agreement specified in this Section 8.02.
(d)   Notwithstanding anything to the contrary set forth in this Agreement, if Company pays or causes to be paid to Buyer or to Buyer Bank the Termination Fee, neither Company nor Company Bank (or any successor in interest of Company or Company Bank) nor any of their officers, directors or affiliates will have any further obligations or liabilities to Buyer or Buyer Bank with respect to this Agreement or the Transaction, except in the case of fraud or a Willful Breach.
Section 8.03   Effect of Termination.
In the event of termination of this Agreement pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party other than as set forth in Section 8.02, provided, however, termination will not relieve a breaching party from liability for fraud or any Willful Breach of any covenant, agreement, representation, or warranty of this Agreement giving rise to such termination and provided that in no event will a party be liable for any punitive damages.
ARTICLE IX
DEFINITIONS
Section 9.01   Definitions.
The following terms are used in this Agreement with the meanings set forth below:
“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.
“Aggregate ESOP Consideration” has the meaning set forth in Section 6.09(e)(ii).
“Agreement” means this Agreement and Plan of Merger (including exhibits and disclosure schedules), as amended or modified in accordance with Section 10.02.
“Approval Date” has the meaning set forth in Section 1.04.
“Articles of Bank Merger” has the meaning set forth in Section 1.05(c).
“Articles of Holdco Merger” has the meaning set forth in Section 1.05(b).
“Articles of Merger” has the meaning set forth in Section 1.05(a).
“Bank Merger” has the meaning set forth in the Background Statements.
“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.
“BHC Act” means the Bank Holding Company Act of 1956, as amended.
“BOLI” has the meaning set forth in Section 3.32(b).
“Burdensome Conditions” has the meaning set forth in Section 6.04(a).
“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in The Commonwealth of Massachusetts are authorized or obligated to close.
“Buyer” has the meaning set forth in the preamble to this Agreement.
“Buyer 401(k) Plan” has the meaning set forth in Section 6.09(a).
“Buyer Balance Sheet Date” has the meaning set forth in Section 4.10(a).
“Buyer Bank” has the meaning set forth in the preamble to this Agreement.
“Buyer Benefit Plan” has the meaning set forth in Section 4.18(a).
“Buyer Classified Loans” has the meaning set forth in Section 4.24(a).
“Buyer Common Stock” has the meaning set forth in Section 2.01(c)(ii).
“Buyer Covered Person” has the meaning set forth in Section 4.35.
“Buyer Disclosure Schedule” has the meaning set forth in Section 4.01(a).
“Buyer Equity Plan” means the NB Bancorp, Inc. 2025 Equity Incentive Plan.
“Buyer ESOP” means the Needham Bank Employee Stock Ownership Plan.

“Buyer Insurance Policies” means all of the material insurance policies, binders, or bonds currently maintained by Buyer and its Subsidiaries, other than credit-life policies.
“Buyer Lease Options” has the meaning set forth in Section 4.31(c).
“Buyer Leased Real Property” has the meaning set forth in Section 4.31(c).
“Buyer Leases” has the meaning set forth in Section 4.31(c).
“Buyer Loan Property” has the meaning set forth in Section 4.21(a).
“Buyer Material Contracts” has the meaning set forth in Section 4.13(a).
“Buyer Owned Real Property” has the meaning set forth in Section 4.31(b).
“Buyer Pension Plan” has the meaning set forth in Section 4.18(c).
“Buyer Real Property” has the meaning set forth in Section 4.31(c).
“Buyer Regulatory Agreement” has the meaning set forth in Section 4.14.
“Buyer Reports” has the meaning set forth in Section 4.08(a).
“Buyer Share Issuance” has the meaning set forth in Section 3.07(a).
“Buyer Third-Party Consents” has the meaning set forth in Section 4.13(c).
“Buyer VWAP” means volume-weighted average trading price of a share of Buyer Common Stock on Nasdaq (or if Buyer Common Stock is not then listed on Nasdaq, the principal securities market on which Buyer Common Stock is then listed or quoted).
“Cash Conversion Number” has the meaning set forth in Section 2.02(a).
“Cash Election” has the meaning set forth in Section 2.01(c)(i).
“Cash Election Number” has the meaning set forth in Section 2.02(b).
“Cash Election Shares” has the meaning set forth in Section 2.01(c)(i).
“Cash Payment” has the meaning set forth in Section 2.09(a).
“Chosen Courts” has the meaning set forth in Section 10.07(b).
“Closing” and “Closing Date” have the meanings set forth in Section 1.04.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commissioner” has the meaning set forth in Section 3.07(a).
“Community Reinvestment Act” or “CRA” means the Community Reinvestment Act of 1977, as amended.
“Company” has the meaning set forth in the preamble to this Agreement.
“Company 401(k) Plan” has the meaning set forth in Section 6.09(a).
“Company Acquisition Proposal” means other than the Transaction, any offer, inquiry or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of Company and its Subsidiaries or 20% or more of any class of equity or voting securities of Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Company, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Company, or (iii) a merger, consolidation, share exchange or other business combination, reorganization or similar transaction involving Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Company.
“Company Adverse Recommendation Change” has the meaning set forth in Section 6.02(a).
“Company Balance Sheet Date” has the meaning set forth in Section 3.10(a).
“Company Bank” has the meaning set forth in the preamble to this Agreement.
“Company Benefit Plan” has the meaning set forth in Section 3.17(a).
“Company Board Recommendation” has the meaning set forth in Section 6.02(a).
“Company Classified Loans” has the meaning set forth in Section 3.23(a).
“Company Common Stock” means the common stock, $0.01 par value per share, of Company.
“Company Covered Person” has the meaning set forth in Section 3.37.
“Company Data Tape” means a tape or electronic data file with respect to each Loan including any or all of the following information: borrower name, contact details, demographics, loan amount, interest rate, repayment schedule, term, collateral, payment history, outstanding balance, delinquency status, credit scores, credit limits, credit utilization, geography, industry, vintage, and other factors that may influence risk or performance.
“Company designated director” has the meaning set forth in Section 6.18(a).
“Company Disclosure Schedule” has the meaning set forth in Section 3.01(a).
“Company Disclosure Supplement” has the meaning set forth in Section 6.10(b).
“Company Employees” has the meaning set forth in Section 3.17(a).
“Company Equity Awards” means Options and Company Restricted Stock Awards.
“Company Equity Plans” has the meaning set forth in Section 2.09(a).
“Company ESOP” means the The Provident Bank Employee Stock Ownership Plan.
“Company Intervening Event” means a material event, fact, circumstance, development or occurrence which is unknown and not reasonably foreseeable to or by the board of directors of Company as of the date hereof (and does not relate to a Company Superior Proposal) but becomes known to or by the board of directors of Company prior to obtaining the Requisite Company Shareholder Approval; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether a “Company Intervening Event” has occurred: (a) the receipt, terms or existence of any Company Acquisition Proposal or any matter relating thereto, (b) any action taken by Company or Buyer pursuant to and in compliance with the covenants and agreements set forth in this Agreement, and any consequences of such actions, (c) changes in the market price or trading volume of the capital stock of Company or Buyer or any of their respective Subsidiaries, or (d) Company or Buyer or any of their respective Subsidiaries meeting, exceeding or failing to meet any internal or publicly announced financial projections, forecasts, guidance, estimates or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position or results of operations for any period; provided, further, that, with respect to the foregoing clauses (c) and (d), the underlying causes of such change, meeting, exceedance or failure may otherwise constitute or be taken into account in determining whether a “Company Intervening Event” has occurred if not falling into the foregoing clauses (a) and (b) of this definition.
“Company Leased Real Property” has the meaning set forth in Section 3.30(c).
“Company Leases” has the meaning set forth in Section 3.30(c).
“Company Loan Property” has the meaning set forth in Section 3.19(a).

“Company Material Contracts” has the meaning set forth in Section 3.13(a).
“Company Meeting” has the meaning set forth in Section 6.02(a).
“Company Owned Real Property” has the meaning set forth in Section 3.30(b).
“Company Pension Plan” has the meaning set forth in Section 3.17(c).
“Company Real Property” has the meaning set forth in Section 3.30(c).
“Company Regulatory Agreement” has the meaning set forth in Section 3.14.
“Company Reports” has the meaning set forth in Section 3.08(a).
“Company Restricted Stock Award” has the meaning set forth in Section 2.09(b).
“Company Stock Option” have the meanings set forth in Section 2.09(a).
“Company Superior Proposal” means any unsolicited bona fide written Company Acquisition Proposal with respect to more than 50% of the outstanding shares of capital stock of Company or substantially all of the assets of Company that is (a) on terms which the board of directors of Company determines in good faith after taking into account all the terms and conditions of the Company Acquisition Proposal and this Agreement (including any proposal by Buyer to adjust the terms and conditions of this Agreement), including any breakup fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability and necessity of the Person making such proposal to obtain financing for such Company Acquisition Proposal, after consultation with its financial advisor, to be more favorable from a financial point of view to Company’s shareholders than the Transaction, (b) that constitutes a transaction that, in the good faith judgment of the board of directors of Company, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory, and other aspects of the proposal, and (c) for which financing, to the extent required, is then committed pursuant to a written commitment letter.
“Company Third-Party Consents” has the meaning set forth in Section 3.13(d).
“Confidentiality Agreement” has the meaning set forth in Section 10.05.
“Continuing Employees” has the meaning set forth in Section 6.09(a).
“COVID Measures” means any quarantine, “shelter in place,” “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or other directives, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19.
“D&O Insurance” has the meaning set forth in Section 6.08(c).
“Data Vendor Agreement” has the meaning set forth in Section 3.36(c).
“Derivative Transaction” means any swap transactions, option, warrant, forward purchase or sale transactions, futures transactions, cap transactions, floor transactions, or collar transactions relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events, or conditions or any indexes, or any other similar transactions (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to them.
“Designated Employee” has the meaning set forth in Section 6.09(c).
“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

“Effective Time” has the meaning set forth in Section 1.05.
“Election” has the meaning set forth in Section 2.05(a).
“Election Deadline” has the meaning set forth in Section 2.05(d).
“Election Period” has the meaning set forth in Section 2.05(c).
“End Date” has the meaning set forth in Section 8.01(e).
“Enforceability Exceptions” has the meaning set forth in Section 3.06.
“Environmental Law” means any federal, state or local Law, regulation, order, decree, permit, authorization, opinion, or agency requirement relating to: (a) pollution, the protection or restoration of the environment or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (c) any injury or threat of injury to persons or property in connection with any Hazardous Substance. The term Environmental Law includes, but is not limited to, the following statutes, as amended, any successor law, and any implementing regulations, and any state or local statutes, ordinances, rules, regulations and the like addressing similar issues: (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 1101, et seq.; the Safe Drinking Water Act; 42 U.S.C. § 300f, et seq.; (b) common law that may impose liability (including without limitation strict liability) or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance.
“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” has the meaning set forth in Section 3.17(d).
“ESOP Termination Date” has the meaning set forth in Section 6.09(e)(iii).
“ESOP Trustee” means the trustee of the Company ESOP.
“ESOP Vote” has the meaning set forth in Section 6.09(e)(i).
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Agent” means Continental Stock Transfer & Trust Company, or such other exchange agent as may be designated by Buyer and reasonably acceptable to Company to act as agent for purposes of conducting the exchange procedures described in Section 2.07 (which shall be Buyer’s transfer agent).
“Exchange Fund” has the meaning set forth in Section 2.06.
“Exchange Ratio” has the meaning set forth in Section 2.01(d)(i).
“Executive Officer” means each officer of Buyer and Company who as of the relevant date files reports with the SEC pursuant to Section 16(a) of the Exchange Act.
“Exercise Price” has the meaning set forth in Section 2.09(a).
“Fair Credit Reporting Act” means the Fair Credit Reporting Act, as amended.
“Fair Housing Act” means the Fair Housing Act, as amended.
“FDIC” means the Federal Deposit Insurance Corporation.
“Federal Deposit Insurance Act” means the Federal Deposit Insurance Act of 1950, as amended.

“Federal Reserve Act” means the Federal Reserve Act of 1913, as amended.
“FHLB” means the Federal Home Loan Bank of Boston.
“Form of Election” has the meaning set forth in Section 2.05(b).
“FRB” means the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Boston.
“GAAP” means accounting principles generally accepted in the United States of America.
“Governmental Authority” means any federal, state or local court, regulator, administrative agency, or commission or other governmental authority or instrumentality.
“Gramm-Leach-Bliley Act of 1999” means the Financial Services Modernization Act of 1999, as amended, which is commonly referred to as the “Gramm-Leach-Bliley Act.”
“Hazardous Substance” means any and all substances (whether solid, liquid or gas) defined, listed, or otherwise regulated as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, flammable or explosive materials, radioactive materials, or words of similar meaning or regulatory effect under any Environmental Law, including but not limited to petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, and toxic mold.
“Holder” has the meaning set forth in Section 2.05.
“Home Mortgage Disclosure Act” means the Home Mortgage Disclosure Act of 1975, as amended.
“Indemnified Parties” and “Indemnifying Party” have the meanings set forth in Section 6.08(a).
“Information Systems Conversion” has the meaning set forth in Section 6.13.
“Insurance Policies” has the meaning set forth in Section 3.32(a).
“Intellectual Property” shall mean trademarks, service marks, brand names, Internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto and any reexaminations, renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and know-how (including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person); writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.
“Interim Surviving Entity” shall have the meaning set forth in Background Statements.
“IRS” means the Internal Revenue Service.
“IT Assets” has the meaning set forth in Section 3.36(b).
“Knowledge” of any Person (including references to a Person being aware of a particular matter) as used with respect to Company and its Subsidiaries means those facts that are actually known, after reasonable inquiry, by the officers of Company listed on Company Disclosure Schedule 9.01, and as used with respect to Buyer and its Subsidiaries means those facts that are actually known, after reasonable inquiry, by the officers of Buyer listed on Buyer Disclosure Schedule 9.01. Without limiting the scope of the immediately preceding sentence, the term “Knowledge” includes any fact, matter, or circumstance set forth in any written notice received by Company or Buyer, respectively, from any Governmental Authority.

“Law” means any statute, law, ordinance, rule, or regulation of any Governmental Authority that is applicable to the referenced Person.
“Lease Options” has the meaning set forth in Section 3.30(b).
“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance, conditional and installment sale agreement, charge or other claim of third parties of any kind.
“Loans” has the meaning set forth in Section 3.23(a).
“Material Adverse Effect” means with respect to any Person, any effect, circumstance, occurrence or change that (a) is material and adverse to the financial position, results of operations, or business of such Person and its Subsidiaries, taken as a whole, or (b) which does or would materially impair the ability of such Person to perform its obligations under this Agreement or otherwise materially impairs the ability of such Person to timely consummate the Transaction; provided, however, that for the purposes of clause (a) above, Material Adverse Effect shall not be deemed to include the impact of: (i) changes, after the date hereof, in banking and similar Laws of general applicability or interpretations of banking and similar Laws of general applicability by Governmental Authorities (including the COVID Measures); (ii) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally; (iii) any modifications or changes to Company valuation policies and practices in connection with the Transaction or restructuring charges taken in connection with the Transaction, in each case in accordance with GAAP and with Buyer’s prior written consent or at the direction of Buyer; (iv) changes after the date of this Agreement in general economic or capital market conditions affecting financial institutions or their market prices generally, including, but not limited to, changes in levels of interest rates generally; (v) the effects of the expenses incurred by Company or Buyer in negotiating, documenting, effecting, and consummating the Transaction; (vi) any action or omission required by this Agreement or taken, after the date of this Agreement, by Company with the prior written consent of Buyer, and vice versa, or as otherwise expressly permitted or contemplated by this Agreement or at the written direction of Buyer; (vii) the public announcement of this Agreement (including the impact of such announcement on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement); (viii) changes, after the date hereof, in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; (ix) natural disasters, pandemics (including the outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, and the governmental and other responses thereto) or other force majeure events and (x) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; except, with respect to subclauses (i), (ii), (iv), (viii) or (ix), to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate).
“Maximum D&O Tail Premium” has the meaning set forth in Section 6.08(c).
“Merger” has the meaning set forth in the Background Statements.
“Merger Consideration” has the meaning set forth in Section 2.01(d)(ii).
“Merger Sub” has the meaning set forth in the Background Statements.
“Merger Sub Common Stock” means the common stock, $0.01 par value per share, of Merger Sub.
“MGCL” has the meaning set forth in Section 1.01.
“Nasdaq” has the meaning set forth in Section 3.07(a).
“National Labor Relations Act” means the National Labor Relations Act of 1935, as amended.

“New Certificate” has the meaning set forth in Section 2.07(a).
“New Plans” has the meaning set forth in Section 6.09(a).
“Non-Election Shares” has the meaning set forth in Section 2.01(c)(iii)
“Old Certificate” means any certificate or book entry statement which immediately prior to the Effective Time represents shares of Company Common Stock.
“OREO” means any asset that is classified as “other real estate owned”.
“Patient Protection and Affordable Care Act” means the Patient Protection and Affordable Care Act, as amended, and the regulations promulgated pursuant to each of the foregoing laws.
“Per Share Cash Consideration” shall have the meaning set forth in Section 2.01(d)(iii).
“Per Share Cash Equivalent Consideration” means the sum of (x) $6.50 and (y) 0.50 times the product (rounded to the nearest cent) obtained by multiplying (i) the Exchange Ratio by (ii) the volume-weighted average trading price of a share of the Buyer Common Stock on Nasdaq for the consecutive period of five (5) full trading days ending on the day that the Parties anticipate to be five (5) Business Days preceding the Closing Date, as provided by Bloomberg L.P.
“Permitted Actions” has the meaning set forth in Section 5.02(c)(ii).
“Permitted Liens” has the meaning set forth in Section 3.30(b).
“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization, or other organization or firm of any kind or nature.
“Personal Data” has the meaning set forth in Section 3.12(a).
“Phase I Assessment” has the meaning set forth in Section 5.02(x).
“Phase II Assessment” has the meaning set forth in Section 6.15(a).
“Plan of Bank Merger” means the agreement and plan of merger to be entered into between Buyer Bank and Company Bank providing for the merger of Company Bank with and into Buyer Bank, with Buyer Bank the surviving entity.
“Privacy Laws” means all applicable Laws and self-regulatory programs relating to the Processing of Personal Data, data privacy, data security, or security breach notification, including, as applicable and without limitation: U.S. state consumer protection Laws; U.S. state data privacy Laws; U.S. state data security Laws; U.S. state breach notification Laws; the Federal Trade Commission Act; U.S. state and federal financial privacy Laws; U.S. state and federal insurance privacy Laws; the Gramm-Leach-Bliley Act and its U.S. state law equivalents; the Massachusetts Insurance Information and Privacy Protection law (Mass. Gen. Laws ch. 175I) and substantially similar U.S. state laws; Massachusetts’ Standards for the Protection of Personal Information of Residents of the Commonwealth (201 CMR §17.00) and substantially similar U.S. state laws; the California Consumer Privacy Act; the Telephone Consumer Protection Act; the Controlling the Assault of Non-Solicited Pornography And Marketing Act; the Fair Debt Collection Practices Act and its U.S. state law equivalents; the Fair Credit Reporting Act and its U.S. state law equivalents; the Health Insurance Portability and Accountability Act and implementing regulations; and the PCI DSS.
“Privacy Obligations” means all Privacy Laws, contractual obligations relating to the privacy, security, and/or Processing of Personal Data, and privacy and data security policies, procedures, notices, and rules applicable to or binding on Company or Buyer, as applicable.
“Process” or “Processing” means any operation or set of operations performed on data, including Personal Data, whether or not by automated means, such as the creation, receipt, maintenance, transmission, collection, use, disclosure, processing, analysis, retention, storage, protection, transfer or disposal of Personal Data.

“Proxy Statement-Prospectus” means the proxy statement and prospectus and other proxy solicitation materials constituting a part of them, together with any amendments and supplements, to be delivered to Company shareholders in connection with the solicitation of their approval of this Agreement.
“Registration Statement” has the meaning set forth in Section 3.35.
“Regulatory Approval” has the meaning set forth in Section 3.07(a).
“Release” means, with respect to any Hazardous Substance, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the indoor or outdoor environment.
“Representatives” of any Person means any Affiliate, officer, director, employee, agent or consultant of such Person or any investment banker, financial advisor, attorney, accountant or other representative retained by such Person.
“Requisite Company Shareholder Approval” has the meaning set forth in Section 3.06.
“Sarbanes-Oxley Act” has the meaning set forth in Section 3.08(e).
“SEC” means the U.S. Securities and Exchange Commission, including, to the extent relevant or applicable, the staff of U.S. Securities and Exchange Commission.
“Section 16 Officer” shall mean each individual who is or, as of the applicable time was, designated as an “officer” of the Company, within the meaning of 17 C.F.R. § 240.16a-1(f).
“Securities Act” means the Securities Act of 1933, as amended.
“Security Breach” has the meaning set forth in Section 3.36(b).
“Split Dollar Policies” has the meaning set forth in Section 3.17(m).
“Stock Consideration” has the meaning set forth in Section 2.01(c)(ii).
“Stock Conversion Number” has the meaning set forth in Section 2.02(a).
“Stock Election” has the meaning set forth in Section 2.01(c)(ii).
“Stock Election Number” has the meaning set forth in Section 2.02(b)(i).
“Stock Election Shares” has the meaning set forth in Section 2.01(c)(ii)
“Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the party. For purposes of this Agreement any reference to a Company Subsidiary means, unless the context otherwise requires, any current or former Subsidiary of Company, and any reference to a Buyer Subsidiary means, unless the context otherwise requires, any current or former Subsidiary of Buyer.
“Takeover Restrictions” shall have the meaning set forth in Section 3.33.
“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, custom duties, unemployment, or other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever imposed by a Governmental Authority, together with any interest, additions or penalties, whether disputed or not.
“Tax Returns” means any return, declaration or other report, claim for refund, or information return or statement relating to Taxes required to be filed with a Taxing Authority, including any schedules or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Authority responsible for the imposition, assessment or collection of any Tax.
“Termination Fee” has the meaning set forth in Section 8.02(a).
“The date hereof” or “the date of this Agreement” shall mean June   , 2025.
“Transition Period” has the meaning set forth in Section 6.09(c).
“Treasury Regulations” means the Treasury Regulations promulgated under the Code.
“Truth in Lending Act” means the Truth in Lending Act of 1968, as amended.
“USA PATRIOT Act” means the USA PATRIOT Act of 2001, Public Law 107-56, and its implementing regulations.
“Voting Agreement” has the meaning set forth in the Background Statements.
“Willful Breach” means a deliberate and willful act or a deliberate and willful failure to act, in each case, which action or failure to act (as applicable) occurs with the knowledge (actual or constructive) that such act or failure to act constitutes or would result in, or would be reasonably expected to result in, a material breach of this Agreement, and which in fact does cause a material breach of this Agreement.
ARTICLE X
MISCELLANEOUS
Section 10.01   Survival.
No representations, warranties, agreements, and covenants contained in this Agreement (other than agreements or covenants that by their express terms are to be performed after the Effective Time) shall survive the Effective Time or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than this Article X, which shall survive any such termination). Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements, and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a party or any of its Affiliates of any defense at law or in equity which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.
Section 10.02   Waiver; Amendment.
Prior to the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision or (b) amended or modified at any time, by an agreement in writing among the parties executed in the same manner as this Agreement, except that after the receipt of the Requisite Company Shareholder Approval, there may not be, without further approval of such shareholders of Company, no amendment shall be made which by Law requires such further approval without obtaining that approval.
Section 10.03   Expenses.
Except as otherwise provided in Section 6.13 and Section 8.02, each party will bear all expenses incurred by it in connection with this Agreement and the Transaction, including fees and expenses of its own financial consultants, accountants and counsel, provided that nothing in this Agreement shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s Willful Breach of any provision of this Agreement.
Section 10.04   Notices.
All notices, requests, and other communications to a party shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally, or if by email, upon confirmation of receipt, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.
If to Buyer or Merger Sub:
NB Bancorp, Inc.
1063 Great Plain Avenue
Needham, Massachusetts 02492
Attention: Joseph P. Campanelli, Chairman, President and Chief Executive Officer
E-mail: jcampanelli@needhambank.com
With a copy (which shall not constitute notice) to:
NB Bancorp, Inc.
1063 Great Plain Avenue
Needham, Massachusetts 02492
Attention: Margaret Watson, Senior Vice President and General Counsel
E-mail: mwatson@needhambank.com
Nutter, McClennen & Fish, LLP
155 Seaport Boulevard
Boston, MA 02210
Attention: Michael K. Krebs, Esq.
E-mail: mkrebs@nutter.com
If to Company:
Provident Bancorp, Inc.
5 Market Street
Amesbury, Massachusetts 01913
Attention: Joseph B. Reilly, President and Chief Executive Officer
E-mail: jreilly@bankprov.com
With a copy (which shall not constitute notice) to:
Luse Gorman, PC
5335 Wisconsin Avenue, NW
Suite 780
Washington, District of Columbia, 20015
Attention: Lawrence M. F. Spaccasi, Esq.
E-mail: lspaccasi@luselaw.com
Section 10.05   Entire Understanding; No Third-Party Beneficiaries.
This Agreement, together with the exhibits, the disclosure schedules, and the confidentiality agreement between Company and Buyer, dated March 7, 2025 (the “Confidentiality Agreement”), represents the entire understanding of the parties with reference to the Transaction, and this Agreement supersedes any and all other oral or written agreements previously made, except that the confidentiality agreements between the parties shall remain in full force and effect. Except for the Indemnified Parties’ rights under Section 6.08, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, Buyer and Company agree that their respective representations, warranties, and covenants are solely for the benefit of the other party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (including any person or Company Employees who might be affected by Section 6.09), other than the parties, any rights or remedies, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in the representations and warranties are subject to waiver by the parties in accordance with Section 10.02 without notice or liability to any other

Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the Knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 10.06   Severability.
In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal, or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal, and enforceable provision which, insofar as practical, implements the purposes and intentions of this Agreement.
Section 10.07   Governing Law; Jurisdiction.
(a)   This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to any applicable conflicts of law principles.
(b)   Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the Transaction exclusively in the Business Litigation Session of the Superior Court of the Commonwealth of Massachusetts, or if that court does not have jurisdiction, the Superior Court of the Commonwealth of Massachusetts sitting in Suffolk County, Massachusetts (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the Transaction, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 10.04.
Section 10.08   Waiver of Jury Trial.
EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTION. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.08.
Section 10.09   Interpretation.
When a reference is made in this Agreement to sections, exhibits, or schedules, the reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise expressly indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
Section 10.10   Assignment.
No party may assign either this Agreement or any of its rights, interests, or obligations under this Agreement without the prior written approval of the other party. Subject to the preceding sentence, this

Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.
Section 10.11   Counterparts; Electronic Delivery.
This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, may be executed by means of a facsimile machine or by email delivery of a “.pdf” format data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile machine or e-mail delivery of a “.pdf” format data file shall have the same effect as originals. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement and any signed agreement or instrument entered into in connection with this Agreement or any amendment or waivers hereto or thereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.
Section 10.12   Confidential Supervisory Information.
No disclosure, representation or warranty shall be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b) and as identified in 12 C.F.R. § 309.5(g)(8) and § 309.6(a)) of a Governmental Authority by any party hereto to the extent prohibited by applicable law, and, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement in counterparts by their duly authorized officers, all as of the day and year on page one.
NB BANCORP, INC.
By:
/s/ Joseph P. Campanelli

Name: Joseph P. Campanelli
Title:   President and Chief Executive Officer
1828 MS, INC.
By:
/s/ Joseph P. Campanelli

Name: Joseph P. Campanelli
Title:   President and Chief Executive Officer
NEEDHAM BANK
By:
/s/ Joseph P. Campanelli

Name: Joseph P. Campanelli
Title:   President and Chief Executive Officer
PROVIDENT BANCORP, INC.
By:
/s/ Joseph B. Reilly

Name: Joseph B. Reilly
Title:   President and Chief Executive Officer
BANKPROV
By:
/s/ Joseph B. Reilly

Name: Joseph B. Reilly
Title:   President and Chief Executive Officer

Annex B
June 5, 2025
Board of Directors
Provident Bancorp, Inc.
5 Market Street
Amesbury, MA 01913
Ladies and Gentlemen:
Provident Bancorp, Inc. (“Company”), BankProv, a wholly-owned subsidiary of Company (“Company Bank”), NB Bancorp, Inc. (“Buyer”), 1828 MS, Inc., a wholly-owned subsidiary of Buyer (“Merger Sub”) and Needham Bank, a wholly-owned subsidiary of Buyer (“Buyer Bank”), are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Merger Sub shall merge with and into the Company so that Company will be the surviving entity (the “Merger”). As set forth in the Agreement, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, Company or any holder of any securities of Buyer or Company, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than shares of Company Common Stock as set forth in the Agreement, shall become and be converted into the right to receive, without interest and subject to election and proration, either (i) $13.00 in cash (the “Per Share Cash Consideration”), or (ii) 0.691 of a share of Buyer Common Stock (the “Stock Consideration”). The Per Share Cash Consideration and/or the Stock Consideration are collectively referred to herein as the “Merger Consideration”, as applicable. The Agreement provides, generally, that the total number of shares of Company Common Stock to receive the Stock Consideration shall be equal to 50% of the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time. Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock.
Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated June 5, 2025; (ii) certain publicly available financial statements and other historical financial information of Company and Company Bank that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Buyer and Buyer Bank that we deemed relevant; (iv) certain internal financial projections and estimates for Company for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Company; (v) publicly available median analyst net income estimates for Buyer for the years ending December 31, 2025 and December 31, 2026, as well as a long-term annual balance sheet and earnings per share growth rate for Buyer for the years thereafter and estimated dividends per share for Buyer for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Buyer; (vi) the pro forma financial impact of the Merger on Buyer based on certain assumptions relating to transaction expenses, purchase accounting adjustments, cost savings, and certain adjustments for current expected credit losses (CECL) accounting standards, as well as estimated net income for Company for the year ending December 31, 2025 with an estimated annual net income growth rate for the years thereafter, as provided by the senior management of Buyer; (vii) a comparison of certain financial information for Company and Buyer with similar banks and thrifts for which information is publicly available; (viii) the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Company the business, financial condition, results of operations and prospects of Company and held similar discussions with certain members of the senior management of Buyer and its representatives regarding the business, financial condition, results of operations and prospects of Buyer.
In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by Company or Buyer or their respective representatives or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have relied on the assurances of the respective managements of Company and Buyer that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Company or Buyer, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of Company or Buyer. We did not make an independent evaluation of the adequacy of the allowance for credit losses of Company or Buyer, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to Company or Buyer. We have assumed, with your consent, that the allowance for credit losses for Company and Buyer are adequate to cover such losses, and will be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Piper Sandler used certain internal financial projections and estimates for Company for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Company. Piper Sandler also used publicly available median analyst net income estimates for Buyer for the years ending December 31, 2025 and December 31, 2026, as well as a long-term annual balance sheet and earnings per share growth rate for Buyer for the years thereafter and estimated dividends per share for Buyer for the years ending December 31, 2025 through December 31, 2029, as provided by the senior management of Buyer. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments, cost savings, and certain adjustments for CECL accounting standards, as well as estimated net income for Company for the year ending December 31, 2025 with an estimated annual net income growth rate for the years thereafter, as provided by the senior management of Buyer. With respect to the foregoing information, the senior managements of Company and Buyer confirmed to us that such information reflected (or in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections and estimates of senior management as to the future financial performance of Company and Buyer, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections or estimates, or the assumptions on which they are based. We have also assumed that there has been no material change in Company’s or Buyer’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that Company and Buyer will remain as going concerns for all periods relevant to our analyses.
We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Company, Buyer, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that Company has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Company Common Stock or Buyer Common Stock at any time or what the value of Buyer Common Stock will be when it is actually received by the holders of Company Common Stock.
We have acted as Company’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon consummation of the Merger. Company has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. We have not provided any other investment banking services to Company in the two years preceding the date hereof. In the two years preceding the date hereof, Piper Sandler provided certain investment banking services to Buyer. In summary, Piper Sandler acted as records management and marketing agent for Buyer in connection with Buyer’s reorganization into mutual holding company form and sole manager in connection with the issuance of common stock of a newly-formed stock holding company, which transaction was completed in December 2023 and for which Piper Sandler received approximately $5.4 million in compensation. In addition, in the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Company, Buyer and their respective affiliates. We may also actively trade the equity and debt securities of Company and Buyer for our own account and for the accounts of our customers.
Our opinion is directed to the Board of Directors of Company in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Company as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock and does not address the underlying business decision of Company to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Company, or the effect of any other transaction in which Company might engage. We express no opinion as to the amount or nature of compensation to be received in the Merger by any Company officer, director or employee, or any class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger, including the Proxy Statement-Prospectus to be filed with the SEC and mailed to shareholders in connection with the Merger.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock.
Very truly yours,

Annex C
VOTING AGREEMENT
VOTING AGREEMENT (“Agreement”), dated as of June 5, 2025, by and between NB Bancorp, Inc., a Maryland corporation (“Buyer”), and the undersigned holder (the “Shareholder”) of Common Stock, par value $0.01 per share (the “Common Stock”), of Provident Bancorp., Inc., a Maryland corporation (“Company”).
BACKGROUND STATEMENTS:
A.   Concurrently with the execution of this Agreement, Buyer, Needham Bank, Company and BankProv have entered into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), providing for the merger of Company with and into Buyer (the “Merger”);
B.   The Shareholder beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and has sole voting power with respect to the number of shares of Common Stock, and holds stock options or other rights to acquire the number of shares of Common Stock, indicated opposite the Shareholder’s name on Schedule 1 attached hereto (as used herein, the term “Shares” means all shares of Common Stock, whether such shares of Common Stock are held by the Shareholder on the date of this Agreement or are subsequently acquired prior to the Expiration Date (as defined in Section 2), whether by the exercise of stock options or otherwise);
C.   It is a condition to the willingness of Buyer to enter into the Merger Agreement that the Shareholder execute and deliver this Agreement; and
D.   Any capitalized term used in this Agreement without definition herein shall have the meaning ascribed to it in the Merger Agreement.
In consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
1.   Agreement to Vote Shares.   The Shareholder agrees that, prior to the Expiration Date (as defined in Section 2), at any meeting of the holders of Common Stock, or any adjournment or postponement thereof, or in connection with the solicitation of one or more written consents from the holders of Common Stock, with respect to the Merger Agreement or any of the transactions contemplated thereby (including the Merger) or any Acquisition Proposal, the Shareholder shall:
(a)
attend such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)
vote (or cause to be voted), or deliver a written consent (or cause a consent to be delivered) covering, all of the Shares that such Shareholder shall be entitled to so vote (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty, or any other obligation or agreement of Company contained in the Merger Agreement or of the Shareholder contained in this Agreement, or that would preclude fulfillment of a condition under the Merger Agreement to Company’s and Buyer’s respective obligations to consummate the Merger; and (iii) against any Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Until the Effective Time, the Shareholder shall retain at all times his or her right to vote the Shares, and without any other limitation on any matters other than those set forth in this Section 1 that are at any time or from time to time presented for consideration to the Company’s shareholders generally.

2.   Expiration Date.   As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (a) receipt of the Requisite Company Shareholder Approval, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof, (c) any amendment to the Merger Agreement that decreases the amount of, changes the form of, or otherwise adversely affects the Merger Consideration, (d) the board of directors of the Company publicly withdrawing the Company Board Recommendation and instead recommending that Company shareholders do not vote “for” the Merger or alternatively vote “against” the Merger in response to a Company Superior Proposal, or (e) upon mutual written agreement of the parties hereto. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to the termination or expiration hereof.
3.   Agreement to Retain Shares.   Prior to the Expiration Date, the Shareholder shall not, except as expressly contemplated by this Agreement or the Merger Agreement, directly or indirectly, (a) sell, assign, transfer, or otherwise dispose of (including, without limitation, by the creation of a Lien (as defined in Section 4(c))), any Shares, (b) enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, any Shares, (c) deposit any Shares in a voting trust or enter into a voting agreement or similar agreement with respect to any Shares or grant any proxy or power of attorney with respect thereto, or (d) take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing the Shareholder’s obligations under this Agreement. Notwithstanding the foregoing, the Shareholder may make (i) transfers of Shares by will or by operation of law, in which case this Agreement shall bind the transferee, (ii) transfers of Shares in connection with bona fide estate and charitable planning purposes, including transfers to relatives, trusts and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, (iii) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (iv) the disposition or surrender of Shares in connection with the vesting, settlement or exercise of equity rights permitted by the Merger Agreement, (v) to any immediate family member of the undersigned, or to a trust for the benefit of the undersigned or his or her immediate family members or upon the undersigned’s death subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, and (vi) as Buyer may otherwise agree in writing in its sole discretion.
4.   Representations and Warranties of Shareholder.   Except as disclosed on Schedule 1 hereto, the Shareholder hereby represents and warrants to Buyers as follows:
(a)
the Shareholder has the full power and authority to execute and deliver this Agreement and to perform the Shareholder’s obligations hereunder;

(b)
this Agreement has been duly executed and delivered by the Shareholder and (assuming this Agreement constitutes a valid and binding agreement of Buyers) is a valid and legally binding agreement with respect to the Shareholder, enforceable in accordance with its terms, subject to the Enforceability Exceptions;

(c)
the Shareholder beneficially owns the number of Shares indicated opposite such Shareholder’s name on Schedule 1, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole, and otherwise unrestricted, voting power with respect to such Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement (the Shareholder agrees to promptly notify Buyers in writing of the nature and amount of any Shares acquired after the date hereof, and such Shares shall be subject to the foregoing representations and warranties);

(d)
the Shareholder understands that, at the Effective Time, each outstanding Share listed on Schedule 1 shall be converted into, as provided in and subject to the limitations set forth in the Merger Agreement, the right to receive the Merger Consideration;

(e)
the execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of his or her obligations hereunder and the consummation by the Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Shareholder is a party or by which the Shareholder is bound, or any statute, rule or regulation to which the Shareholder is subject or, in the event that the Shareholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of the Shareholder; and

(f)
the execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by the Shareholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority by the Shareholder, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Shareholder of his or her obligations under this Agreement in any material respect.

5.   Irrevocable Proxy.   Subject to the last sentence of this Section 5, by execution of this Agreement, the Shareholder, if and only if the Shareholder is unable to perform his or her obligations under this Agreement, does hereby appoint Buyers, with full power of substitution to any affiliate of Buyers, as the Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of the Shareholder’s rights with respect to the Shares, to vote each of such Shares that the Shareholder shall be entitled to so vote with respect to the matters set forth in Section 1 hereof at any meeting of the shareholders of Company, and at any adjournment or postponement thereof, and in connection with any action of the holders of Common Stock taken by written consent. The Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Expiration Date and hereby revokes any proxy previously granted by the Shareholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.
6.   No Solicitation.   Subject to Section 9 of this Agreement, from and after the date hereof until the Expiration Date, the Shareholder, in his or her capacity as a shareholder of Company, shall not, nor shall such Shareholder authorize any advisor or representative of such Shareholder or any of his or her or its affiliates, other than Company in accordance with the terms of the Merger Agreement, to (and, to the extent applicable to the Shareholder, such Shareholder shall use reasonable best efforts to cause each of his or her advisors or representatives or affiliates, other than Company in accordance with the terms of the Merger Agreement, not to) (a) solicit, initiate or knowingly encourage any inquiry with respect to a Company Acquisition Proposal, (b) participate or engage in any negotiations with any person regarding, or furnish any nonpublic information relating to, a Company Acquisition Proposal, (c) engage or participate in any discussions with any person regarding a Company Acquisition Proposal, (d) enter into any agreement, agreement in principle or letter of intent with respect to any Company Acquisition Proposal, (e) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to any Company Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (f) initiate a shareholders’ vote or action by consent of Company’s shareholders with respect to any Company Acquisition Proposal, or (g) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Company that takes any action in support of any Company Acquisition Proposal.
7.   Specific Enforcement.   The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in any competent jurisdiction, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.
8.   No Waivers.   No waivers of any breach of this Agreement extended by Buyers to the Shareholder shall be construed as a waiver of any rights or remedies of Buyers with respect to any other shareholder of

Company who has executed an agreement substantially in the form of this Agreement with respect to Shares beneficially owned by such shareholder or with respect to any subsequent breach of the Shareholder or any other such shareholder of Company. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.
9.   Capacity as Shareholder.   Notwithstanding anything herein to the contrary, the covenants and agreements set forth herein shall not prevent the Shareholder (a) from exercising his or her duties and obligations as an officer and/or director of Company or otherwise taking any action (or failure to act), subject to the applicable provisions of the Merger Agreement, while acting in such capacity as an officer and/or director of Company or (b) if the Shareholder is serving as a trustee or fiduciary of any ERISA plan or trust, from exercising his or her duties and obligations as a trustee or fiduciary of such ERISA plan or trust. The Shareholder is executing this Agreement solely in his or her capacity as a shareholder of Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of the Shareholder in his or her capacity as an officer and/or director of Company.
10.   No General Control Over Common Stock.   Nothing contained in this Agreement shall be deemed to vest in Buyers any direct or indirect ownership or incidence of ownership of or with respect to any of the Common Stock. All rights, ownership and economic benefits of and relating to the Common Stock shall remain and belong to the Shareholder, and Buyers shall have no power or authority to direct the Shareholder in the voting of any of the Common Stock or the performance by any Shareholder of its duties or responsibilities as a shareholder of Company, except as otherwise provided herein.
11.   Entire Agreement; Amendments.   This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.
12.   Further Assurances.   From time to time and without additional consideration, the Shareholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as Buyers may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.
13.   Severability.   If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
14.   Counterparts; Electronic Delivery.   This Agreement and any amendment or waiver hereto or thereto, may be executed by means of a facsimile machine or by email delivery of a “.pdf” format data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile machine or e-mail delivery of a “.pdf” format data file shall have the same effect as originals. No party hereto or to any such amendment or waiver shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement and any signed amendment or waiver hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.
15.   Effect of Headings.   The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

16.   Public Disclosure.   The Shareholder shall not issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with the Merger Agreement) with respect to this Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement, including the Merger, without the prior consent of Buyers.
17.   Assignment.   This Agreement may not be assigned by any party hereto without the prior written consent of the other party hereto; provided, however, that, notwithstanding the foregoing, Buyer may assign its rights and obligations under this Agreement to any Subsidiary wholly owned by it. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.
18.   Governing Law.   This Agreement shall be governed by the laws of the Commonwealth of Massachusetts, without giving effect to the principles of conflicts of laws thereof.
19.   Dispute Resolution.   Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Business Litigation Session of the Superior Court of the Commonwealth of Massachusetts, or if that court does not have jurisdiction, the Superior Court of the Commonwealth of Massachusetts sitting in Suffolk County, Massachusetts, or if that court does not have jurisdiction, a federal court sitting in the Commonwealth of Massachusetts (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 10.04 of the Merger Agreement.
20.   Waiver of Jury Trial.   The parties hereto hereby waive any right to trial by jury with respect to any action or proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.
21.   No Agreement Until Executed.   Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) Company’s board of directors has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company Articles, the transactions contemplated by the Merger Agreement and this Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto and delivered by electronic or facsimile signature in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same Agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.
NB BANCORP, INC.
By:

Name:
Title:
SHAREHOLDER
By:

Name:

SCHEDULE 1
Shareholder	Shares of Common Stock